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06018874

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Steinhoff Int'l Holdings

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
DEC 01 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34772 FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 11/29/06



Steinhoff
International Holdings Ltd



extending our space vertically

06 annual report two thousand and six



vertical integration to the Steinhoff Group

means the consolidating all our points of contact throughout our extensive product offering with a single goal in mind – integrated end-to-end solutions for ultimate customer satisfaction through our strategically allied retail customers and our ventures into the retail space.

- **Group revenues increased 70% in rand and 72% in euro**
- **Headline earnings for ordinary shares increased 25% in rand and 27% in euro**
- **R3,3 billion cash generated from operations**
- **Net cash flow (adjusted for dividends and capital distributions) per share of 237 cents, up from 95 cents in 2005**
- **Distribution to shareholders increased 25% to 37,5 cents per share**



Vertical integration
– the Steinhoff way

Since listing in 1998, Steinhoff's strategy has been to consider each of its operating markets independently and to assess the most suitable value supply chain model for that market. The group has developed strategies with each business unit forming building blocks to successfully compete in specific markets and to extract synergies from vertical integration in each geographical area or enlarged market. Strategically, vertical integration ensures the production and sourcing of raw materials, manufacturing and distribution as well as the retail of household goods become complementary inputs and not merely merged processes.

Guided by the ultimate target of a seamless and cost-effective value chain from raw material to retail outlet, our vertical integration model has been adjusted to account for critical factors that differentiate markets in Europe, the Pacific Rim and southern Africa. Our strategy has unfolded through organic growth, acquisition and strategic alliances.

In a globally competitive market, Steinhoff is focused on assessing and reassessing this integration model to compete successfully and create wealth for all stakeholders, including our customers, suppliers, employees, communities and, importantly, our shareholders.


Revenue
(R'000)
35 000 000
30 000 000
25 000 000
20 000 000
15 000 000
10 000 000
5 000 000
32 238 322
18 958 014
10 572 130
9 948 595
8 207 936
06
05
04
03
02


Distribution per share
(cents)
40,0
35,0
30,0
25,0
20,0
15,0
10,0
5,0
37,5
30
22
18
15
06
05
04
03
02

Through investments and partnerships, the supply of household goods adds value and luxury to the family. Products include kitchen appliances, lifestyle products, bathroom and bedroom.



Timber and wood products

One of the most extensive divisions in the group, the timber division owns the newly acquired interest in the plantations in the eastern Cape and throughout its many locations, produces and manufactures wood products and by-products including furniture frames, bedding bases, household goods, pallets, treated poles, etc.

Foam products and raw materials

Foam products, inner springs and related products are manufactured and used in our own furniture and for the export market, allowing us to secure a cost-effective and reliable source of inputs for our manufacturing operations, drawing on intragroup synergies.

Textiles and upholstery

Our textile manufacturing plants supply upholstery and drapery fabrics as well as mattress ticking.

Leather

Through our joint venture in Kolkata, India, the Alam Tannery manufactures leather cut and sewn upholstered furniture covers, produces upholstered leather furniture as well as other small leather items.

Particle board

PG Bison is the largest producer of particle board (chipboard) and medium-density fibre board in South Africa. Our investment in chipboard is an important component used in the production of household goods. PG Bison has enhanced synergies within the group and accelerated growth.

Decorative laminates

Part of the timber division produces this highly durable decorative surface material which is used with particle board in the kitchen, office, commercial, furniture and shopfitting industries.

Case goods

A wide range of solid timber case goods includes tables, chairs, dining and bedroom suites and non-solid timber case goods are made of particle board upgraded with foil or veneer.

Soft furnishings

The furniture division also produces a range of soft furnishings including pillows, duvets, and linen.

Manufacturing and upholstered goods

Global production facilities produce a wide range of static and motion lounge furniture and bedding under well-known brand names.

Vertical integration optimises synergies at all levels of the value chain, improving supply chain management and enhancing service to customers.



Accessories
Steinhoff Living imports and supplies accessories to furniture.

Packaging
Flexible polyurethane foam produced in our raw material division is also used in the packaging industry.

Logistics and distribution
The efficient and reliable transportation of all goods in the supply chain are equally important, starting with transportation of raw materials through to delivery of final product to the retailer or consumer.

Warehousing
Our warehouses are strategically located to manage logistical needs and requirements. It also provides better control over stock levels, rendering more efficient service, and reduces delivery times.

Retail
The motivation to purchase by any consumer varies from necessity to luxury. By adding retail outlets in certain geographical areas to our operations, we have now ensured maximum benefits to our shareholders and customers. Through Unitrans we also retail motor vehicles.

Financial highlights
for the year ended 30 June 2006

The results were delivered in a period where market conditions in continental Europe, the UK and the Pacific Rim continued to be subdued. South Africa continued to experience strong consumer demand as a result of consumer confidence and sound economic fundamentals.

Headline earnings per share
(cents)


200
180
160
140
120
100
80
60
40
20
173
138
110
102
91
06
05
04
03
02

Net asset value per share
(cents)


1200
1000
800
600
400
200
953
724
575
523
484
06
05
04
03
02

Shareholders' funds
Rm


14 000
12 000
10 000
8 000
6 000
4 000
2 000
11 895
8 831
6 455
4 929
4 384
06
05
04
03
02

Distribution per share
(cents)


40,0
35,0
30,0
25,0
20,0
15,0
10,0
5,0
37,5
30
22
18
15
06
05
04
03
02

	2006 R'000	2005* R'000	2004 R'000	2003 R'000	2002 R'000
Revenue	**32 238 322**	18 958 014	10 572 130	9 948 595	8 207 936
Operating income before finance costs	**3 054 395**	2 148 260	1 325 629	998 210	732 728
Finance costs	**(670 249)**	(407 557)	(268 694)	(121 177)	(79 299)
Share of associate companies' retained income	**61 083**	58 014	115 474	91 056	55 964
Profit before taxation	**2 445 229**	1 798 717	1 172 409	968 089	709 393
Taxation	**427 712**	213 332	145 444	97 950	52 609
Net profit after taxation	**2 017 517**	1 585 385	1 026 965	870 139	656 784
(Income)/loss attributable to minority interests	**(64 141)**	(40 387)	(4 012)	2 881	1 809
Earnings attributable to equity holders	**1 953 376**	1 544 998	1 022 953	873 020	658 593
Total assets	**31 860 763**	24 572 742	13 560 510	9 484 299	8 636 901
Shareholders' equity	**11 894 777**	8 831 351	6 454 606	4 929 247	4 384 369
Gearing ratio (net) (%)	**30**	21	—	15	24
Basic earnings per share (cents)	**166**	137	96	91	76
Headline earnings per share (cents)	**173**	138	110	102	91
Distribution to shareholders (cents)	**37,5**	30	22	18	15
Net asset value per share (cents)	**953**	724	575	523	484

** Restated (see income statement for details)*

Geographical footprint
– Europe and Pacific Rim

Production facilities

5	**Germany**	Brilon, Gengenbach, Haslach, Herzlake, Torgelow
2	**Hungary**	Nagykanizsa , Pescz
1	**Netherlands**	Boxmeer
11	**Poland**	Brocje, Czersk, Debno, Goscicinio, Klodsko, Nowe, Prudnik, Rzepin, Witnica, Wolow, Zielona Gora
1	**Ukraine**	Le Viw
6	**United Kingdom**	Bridgend, Bridport, Okehampton, Taunton, Wellington

Production facilities

4	**India**	Kolkata

Distribution and warehousing

2	**Germany**	Leinefelde, Westerstede
2	**Netherlands**	Hapert, Tholen
20	**United Kingdom**	



Retail outlets/Sales offices
1 Austria
1 France
1 Germany
16 Hungary
1 Poland
1 Switzerland
625 United Kingdom
53 Bed Shed
170 Harveys
117 Sleepmasters
222 Bensons
45 Cargo
18 Factory Shack
Representative office
1 China Shenzhen
Retail outlets
173 Australia
1 Andersons
30 Bayswiss
71 Capt'nSnooze
3 Guests
6 BayLeatherRepublic
2 Big Brand Outlets
60 Freedom
Production facilities
3 Australia Adelaide, Sydney, Victor Harbour
1 New Zealand Auckland
Distribution and warehousing
6 Australia Geebung, Hindmarsh, Kings Park, Mulgrave, Perth, Sydney
Import facilities
2 Australia Sydney
Retail outlets
15 New Zealand
6 Freedom
9 Freedom@Levene

Steinhoff
2006

Group at a glance
– management structure


Sleepmasters





Europe and Pacific Rim

UK and Homestyle

United Kingdom	Distribution centres	20
	Factories	6
	Retail	625

Netherlands, Belgium and France

	Distribution centres	2
	Factory	1

German region

Germany	Distribution centres	1
	Factories	5
	Sales office	1
	Warehousing	1
Poland	Factories	8
Hungary	Factories	2
	Retail	16
Switzerland	Sales office	1
France	Sales office	1
Austria	Sales office	1

Central and Eastern Europe

Poland	Factories	3
	Sales office	1
Ukraine	Factory	1

Pacific Rim

Australia	Distribution centres	6
	Factories	3
	Import facilities	2
	Retail	173
New Zealand	Factories	1
	Retail	15
China	Sales office	1

Africa

Raw materials

	Eastern Cape	1
	Gauteng	1
	KwaZulu-Natal	2
	Mozambique	1
	Namibia	2
	Western Cape	2

PG Bison

Woodproduct factories		
	Gauteng	5
	KwaZulu-Natal	3
	Mpumalanga	1
	Western Cape	3
	Zimbabwe	2
Sawmills	KwaZulu-Natal	2
	Mpumalanga	1
	Southern Cape	2
Plantations	Eastern Cape	1
	KwaZulu-Natal	1
	Southern Cape	1
Retail		74
Distribution centres		14

India

Leather factories	3
Tannery	1

Furniture division

Factories		
	Gauteng	5
	KwaZulu-Natal	3
	North-West	1
	Western Cape	3
	Zimbabwe	3
Import facilities		
	Gauteng	1
Distribution centres		
	Free State	1
	Gauteng	1
	Western Cape	1

Unitrans

Motor retail	72
Passenger services	
Supply chain solutions	







Geographical footprint – Africa

Timber and wood products

2	Eastern Cape	Great Brak, Kareedouw
5	Gauteng	Alrode, Boksburg
5	KwaZulu-Natal	Creighton, Piet Retief, Pietermaritzburg
1	Mpumalanga	Nelspruit
1	Southern Cape	George
3	Western Cape	Bellville, Stellenbosch
2	Zimbabwe	Mutare

Raw materials

1	Eastern Cape	Port Elizabeth
1	Gauteng	Industria
2	KwaZulu-Natal	Pietermaritzburg, Verulam
1	Mozambique	Maputu
2	Namibia	Ondangwa, Windhoek
2	Western Cape	Epping

Plantations

1	Eastern Cape	Maclear
1	KwaZulu-Natal	Midlands
1	Southern Cape	Knysna

Steinhoff
2006

Distribution centres

3	Eastern Cape	East London, George, Port Elizabeth
2	Free State	Bloemfontein
3	Gauteng	Germiston, Johannesburg, Silverton
3	KwaZulu-Natal	Isithebe, Richards Bay, Springfield
1	Limpopo	Polokwane
1	Mpumalanga	Nelspruit
2	Namibia	Oshakati, Windhoek
2	Western Cape	Epping, Worcester

Furniture factories

	Region	Locations
5	Gauteng	Johannesburg
3	KwaZulu-Natal	Durban, Isithebe
1	North-West	Brits
3	Western Cape	Cape Town
3	Zimbabwe	Harare

Furniture import facilities

	Province	Location
1	Gauteng	Johannesburg

Retail stores

146 South Africa
- 72 Motors
- 28 Pennypinchers
- 46 Timber Cities

Steinhoff
2006

contents

Joint report by chairman and chief executive officer



Dear shareholder

Steinhoff's 2006 financial year was a remarkable year for the group. Our investment, since listing, in our talented and committed team came to fruition in the current year, as evidenced by the revenue and earnings growth. The changes in the industry and global economy in recent years enabled the group to position itself as a global player which provided growth from a stable base and a global footprint, and will continue to do so in future.

The group's strategic, global positioning of its operations has yet again delivered the desired results. The business model of geographically spread operations and accompanying strategies of supply chain participation through vertical integration is the platform from which sustainable growth is being delivered.

The group's manufacturing and sourcing operations benefited from its investment in an expanded retail base. Despite challenging market conditions outside South Africa, the extension of the group's retail distribution base is poised to deliver sustainable benefits in future.

Trading conditions in continental Europe remain competitive, despite moderate signs of recovery.

The consolidation trend in these markets continues and the group is well positioned to exploit these through market coverage in terms of variety of product and price points as well as sourcing networks. The investments in brands, both through development and acquisition, have benefited both the group and its strategic retail partners via exclusivity agreements. The Polish and Hungarian operations performed well. The Benelux region, through its accelerated roll out of the Henders & Hazel concept, showed a satisfying improvement in profitability towards the latter part of the financial year. It is anticipated that this concept will enable the Benelux operations to continue to grow under this new business model, which should contribute to improved performance in the years ahead.

In addition to growth in existing markets, the group continues to pursue and secure new markets. In the year under review, the group secured new sustainable supply agreements to Scandinavia, France and the Far East. These achievements were the result of its geographic reach and position as a preferred supplier to leading retailers in those markets.

In the UK, the group should continue to benefit from its investment in Homestyle. Despite difficult trading conditions and decisive restructuring actions, Homestyle is now well positioned to grow. Its operating profitability has already improved in the last six months of the financial year. The commercial relationship with Steinhoff, as a significant supplier to Homestyle, has exceeded initial expectations and benefited the group through incremental business from its retail distribution base. Steinhoff's UK manufacturing businesses delivered a strong performance and are well positioned for further growth.

Consumer confidence and spending patterns in the Pacific Rim region were subdued, with the furniture retail market in Australia and New Zealand remaining static during the year under review. Focused rebranding initiatives, the development and store roll outs of the new brand, BayLeatherRepublic, and store format conversions are showing signs of improved performance. The International Sourcing division in China continued to perform well, and is rapidly becoming a key contributor to the continued success of the divisions it serves within the group.

South Africa's household goods sector continued to experience strong demand and Steinhoff Africa's furniture division performed particularly well due to its positioning to capitalise on increased consumer spending and a wider consumer base. The increases in fuel prices and the continued high consumer spending and its accompanying inflationary impact has resulted in interest rate hikes. This may cause a slowdown in the buoyant market conditions which prevailed for household goods. To address these effects, actions have been implemented in all southern African operations to remain competitive, while maintaining profitable growth.

PG Bison again delivered record results. All Steinhoff's timber interests have now been rebranded under the successful PG Bison brand. This resulted in an expanded integrated value chain, stretching from the plantations to value-added products supplied directly to the ultimate consumer.

The raw material division experienced tough trading conditions as a result of import competition. The textile division was repositioned during the year to improve future contribution.

The consistently sound operating performance delivered by Unitrans vindicates the group's investment in this company.

During recent years, we have made significant progress in creating value and enhancing our trading platform which allows us to produce a stable, healthy cash flow throughout the economic cycle. This year's solid results were achieved against a background of a challenging world economy, volatile commodity prices, political instability in the Middle East and the impact of stronger operating currencies.

The results for the year under review represent an encouraging balance between Steinhoff's historical strengths, such as customer focus, and supply efficiency and return on the investment programme of the past few years. The return on recent investments also represents a healthy mix of revenue growth and enhanced internal earnings as a result of the extra volume and efficiencies group companies were able to realise from these investments.

Our integration philosophy of driving market-related internal efficiencies, coupled with acquisitive growth, will remain the focus of the group for the immediate future.

All new investments, assessed on a risk-adjusted return basis, are expected to be earnings enhancing and support our aim of retaining our credit rating for our principal operating subsidiaries and associates.



Bruno Steinhoff (Executive chairman)

Performance

The highlights for the year were:

- Group revenues increased 70% in rand and 72% in euro
- Headline earnings per ordinary share increased 25% in rand and 27% in euro
- R3,3 billion cash generated from operations
- Net cash flow (adjusted for dividends and capital distributions paid) per share was 237 cents, up from 95 cents in 2005
- Distribution to shareholders increased 25% to 37,5 cents per share.

The group's revenues increased by 70% from R18 958 million to R32 238 million. A substantial portion of this increase was attributable to the first-time consolidation of the full-year results of Unitrans (2005: six months) and Homestyle which became subsidiaries with effect from January 2005 and July 2005, respectively.

The wholesale, distribution and retail segment of the business now comprises 71% (2005: 51%) of Steinhoff's group revenues. It is anticipated that this segment will be



Markus Jooste (Chief executive officer)

further expanded to facilitate increased participation through additional added-value segments of the supply chain.

The group generated 46% (2005: 52%) of its revenues in currencies other than South African rand, principally euro, pound sterling and Australian dollar. The impact of the inclusion of Homestyle as a subsidiary on the proportionate contribution of foreign currency-denominated revenue was reduced by the full-year inclusion of Unitrans. However, if Unitrans' motor retail business is excluded, the foreign currency-denominated revenue of the group comprises 67% (2005: 67%). The actual foreign revenue achieved in currencies other than South African rand, denominated in euro, increased by 61% from €1 138 million to €1 830 million.

Headline earnings attributable to ordinary shareholders increased by 26% from R1 557 million in the year ended 30 June 2005 to R1 959 million.

Headline earnings per ordinary share increased by 25% to 173 cents (2005: 138 cents) with basic earnings per ordinary share improving 21% to 166 cents (2005: 137 cents).

The weighted average number of ordinary shares in issue was 1 133,3 million (2005: 1 128,1 million).

Ordinary shareholders' funds at 30 June 2006 amounted to R10 873 million (2005: R8 187 million). The return on average ordinary shareholders' funds was stable at 21%. The net asset value per ordinary share grew to 953 cents from 724 cents per share as at 30 June 2005.

The group's cash flow from operations was R3 305 million (2005: R1 424 million). Cash generation is calculated after taking account of the net increase in working capital of R45 million (2005: R991 million). Net cash flow from operating activities (as adjusted for dividends and capital distributions paid) is 237 cents per share (2005: 95 cents per share) and exceeded headline earnings per share at 173 cents, confirming the group's quality of earnings. Positive cash generation was achieved through good working capital management, as well as containing inventory and debtor levels, despite the substantial increase in activity levels.

The group's operating margin decreased, as expected, to 11,3% (2005: 12,5%) excluding, for comparative purposes, the lower margins of the motor retail business of Unitrans. The decreased margin is attributable to the inclusion of Homestyle and the retail operations in the Pacific Rim, which, as a result of continued tough trading conditions in the UK and Australasia, made lower proportionate contributions to group operating profits. The continued improvement and growth in the retail trading results is anticipated to impact favourably on margins. The group continues to benefit from improved efficiencies throughout the supply chain and the group's favourable terms of supply of finished products for resale. Margins should also improve once the current process of integrating and rationalising activities in the Pacific Rim, notably in the logistics function, have been completed.

Balanced growth

The group will continue to drive efficiencies through its network of manufacturing, warehouse, distribution and retail trading platforms. Central to this strategy is the group's growing brand portfolio and the continued investment in its heritage of quality and affordability, innovation and branding excellence. This in turn will energise the core categories which comprise our business.

Steinhoff's international brand strategy, focusing on acquiring and developing key trade and consumer brands, is expected to continue which will lead to further sustainable growth. Steinhoff Africa's furniture divisions implemented various strategies to enhance the awareness of its different furniture brands. Steinhoff Africa's furniture divisions were the official shirt sponsors to the World XV rugby team. Steinhoff is the first South African-based public company to sponsor the World XV rugby team. Steinhoff co-branded the Steinhoff International brand with its strongest brands in South Africa and the UK. The ever-popular Grafton Everest and Harveys furniture retail brands were used for matches in South Africa and the UK, respectively. The key sponsorship objective was to generate brand awareness for the Steinhoff group.

The furniture division also sponsors the richest horse racing event in Africa, the Gommagomma Challenge. The next race is scheduled to take place on 5 May 2007.

In Europe, our growing brand portfolio is well positioned to enable us to penetrate new markets, while our continued investment in these brands aims to not only retain existing markets, but also expand to new consumer segments within these markets.

In Africa, our continued investment and focus behind our vertical integration strategy aims to hedge our supply risk, balance our business mix, and improve our market responsiveness which increasingly sophisticated customers demand.

Following Steinhoff's investment in Homestyle, the current year marks the start of our turnaround plan which focuses on improved awareness and market penetration. Above-the-line marketing spend was concentrated through advertising behind the core trade names such as Harveys, Bensons for Beds, Sleepmasters and Bed Shed. Encouraging results are already evident, and our market share position has improved across the focused range of categories identified to best suit our business model. Marketing investment will also continue to focus on the systematic upgrading and remodelling of Homestyle outlets, to better match changing consumer needs.

Careful review of in-store representation covering location, space and range for our key categories across both Freedom group in the Pacific Rim and Homestyle in the UK has yielded important insights into consumer behaviour at the point of purchase. The group's economies of scale, increased retail investment, and diverse supply structures enable its European retail outlets to improve operations such as stock management, increased floorspace utilisation and enhanced customer service. Further operational efficiencies and emphasis on the realignment of store layouts based on consumer demand is expected to drive earnings growth.

The development of the Henders & Hazel store-in-store concept in the Benelux countries has opened further opportunities for the group in Europe. The concept secures dedicated floorspace and access to the consumer at lower investment than traditional routes. The concept further aligns the supply network's needs to that of the retailer and consumer, providing valuable insights into changing market conditions. The continued experience and benefits, for example optimum terms and speed to market, have yielded desired returns and future direction that will assist Steinhoff and our retail partners to offer superior consumer solutions.

The development and success of the Henders & Hazel concept, coupled with the success of the Esprit furniture and Novalife concept, have enhanced the innovation capabilities within the group and achieved a renewed organisational vitality among management. Innovation remains a key performance indicator throughout the group.

Corporate activity

In addition to the corporate transactions detailed in Steinhoff's interim results announcement (8 March 2006), and those concluded by Unitrans and reported in its own results announcement (23 August 2006), the group concluded the following corporate transactions during the year under review:

- With effect from January 2006 Steinhoff, through one of its European subsidiaries, acquired the remaining issued ordinary share capital held by management in the retail operations conducted through Steinhoff Asia Pacific Holdings Pty Limited (formerly Bravoscar Nominees Pty Limited) in Australia and New Zealand. The purchase consideration was settled by the assumption of debt in Steinhoff Asia Pacific and the issue of Steinhoff shares, which are subject to certain "lock-in" arrangements with the management concerned.
- On 30 June 2006 Steinhoff issued a seven-year, rand-denominated, convertible bond (the bond) to raise R1,5 billion (before expenses). The bond was issued exclusively to international investors and is listed on the Singapore Stock Exchange. The net proceeds from the bond are earmarked for investment in the North Eastern Cape Forestry project (NECF), which is currently being developed by PG Bison.
- During the year Steinhoff continued to participate in funding expansions in the European Community of Poco International, its strategic retail partner in that region.
- Steinhoff Investment Holdings Limited issued a further tranche of variable rate, cumulative, non-redeemable, non-participating preference shares.

Stakeholder philosophy

Raw material procurement is a crucial activity for a furniture producer, and the strategic emphasis now placed on this area of the business is also a major contributor to improved profitability. Operationally, plant efficiencies continue to receive ongoing focus, and we look forward to continued steady improvement in the coming year.

Customers will continue to lead our business. Customers' perceptions of our ability to create value for them are fundamental to our ability to maintain and grow our business. Innovation and differentiation in our products, customer service and people will continue to be the key behind driving value throughout our organisation.

The board views our shareholders and the broader investment community as partners in the business and strives to create value for these stakeholders in return for their continued faith and active interest in the group.

Our access to capital markets and our ability to attract debt at acceptable cost will continue to remain a key focus of the group.

Competitive tax rates and tax exemptions in developing countries have played a major part in the development of the group and sustained job creation in these areas. The group remains committed to attract tax dispensations and take great care in our business tax planning to retain our sustainable and competitive position aimed at fulfilling our staff's long-term goals.

Our core values espouse integrity, concern for the safety of people and the environment, continuous improvement, accessibility and accountability. We strive to listen to our stakeholders and share what we learn. In addition to our spirit of transparency, we have developed many leading-edge policies, including our approach to corporate governance and communications. Our well-received sustainable development report demonstrates our efforts to collaborate with all stakeholders. Our success in this area is important to maintaining approval from our communities and protecting our licences to operate.

Steinhoff and its competitors operate in a global environment across many different jurisdictions around the world. The furniture industry remains a labour-intensive

Central to our strategy is the growing brand portfolio behind a heritage of quality and affordability industry and the organisation continues to work closely with a number of industry stakeholders to ensure that trade agreements are adhered to and products, services and capital are allowed to move unencumbered and the group is able to compete internationally.

We welcome the developments on long-term infrastructure projects expenditure in South Africa as this creates jobs, reflects confidence to the international investor community and ultimately provides the country with competitive logistical and societal support services. The capability of government to provide both the finance and organisational capability to deliberate, prioritise and deliver on important infrastructure projects has improved significantly. It signals confidence in the region.

Disappointingly, the better performance of the South African economy over the last three years has done little to reverse the downward trend in formal sector employment or to relieve poverty. The sustained high fuel price and recent increases in interest rates, driven by the volatile rand and rapid rise in consumer and producer prices, are placing strains on the economy. The weaker rand has recently driven up inflation and, while it is possible that interest rates might increase further in the short term, we expect that interest rates and inflation will turn favourable in 2007 and that the economy will once again move towards targeted levels.

Our values

Our decentralised operations are bound by a set of shared corporate values across the whole of the Steinhoff group.

These are:

- putting the customer first at all times
- valuing teamwork as a means to attain our objectives
- striving for consistency and excellence in all our operations
- creating an environment of trust and mutual respect
- relentlessly pursuing results.

By believing in the same things and behaving in the same manner, we ensure that our customers enjoy a constant quality of experience in every location. We attract, recruit and retain talented people to give Steinhoff a distinct competitive edge in the marketplace: a clear and strong company culture supports this goal.

Our purpose in formalising and communicating the values to our people is to embed them into the fabric of our organisation. To do so, we encourage our teams across the globe to discuss what each value means to them in their local environment – it is vital that our people are involved in their interpretation and understanding how to apply them.

Having a strong sense of who we are and how we operate not only enhances customer experience, it also aids the integration of businesses we have acquired by fostering a shared sense of purpose.

Our strategy is clear. The Steinhoff Way ensures we have a common set of operational tools and processes. Our values will affect the way we go about delivering value and create a positive working environment to be proud of.

We aim to be an employer of choice, securing enhanced performance and top achievements

Our people

At Steinhoff, we recognise our people as a valuable asset. We aim to be an employer of choice, attracting and retaining high-quality individuals to ensure we continually enhance our performance and achievements.

We recognise that the continued development of our employees is integral to the successful delivery of our strategy. We have therefore introduced a formal worldwide programme to ensure sustained efforts in branding the group, among future and current employees, as an employer of choice.

Our entrepreneurial management team is experienced and knowledgeable in our business. Our culture aims to be non-bureaucratic and to encourage leadership at all levels. Our challenges are to recruit and retain the best people in our industry and to continue to develop an entrepreneurial culture built on responsible risk-taking.

Management compensation is linked to those of shareholders through a long-term incentive plan tied to total shareholder return and a short-term incentive plan based on variables that we believe correlate to shareholder return.

Compensation policies have been developed to attract and retain the best people for our business.

To protect the future of the group, the board and the human resources and remuneration committee reviews succession planning annually. Formal programmes have been adopted to encourage advancement from within. Certain positions have been designed as training positions, giving management candidates an opportunity to develop a wider skill set and knowledge base.

Corporate governance

Steinhoff seeks to comply with best practice and the principles underlying corporate governance. We believe we have a board with the diverse talents needed to ensure good governance as well as guiding the group strategically and commercially.

The group supports sound practices which are increasingly being demanded in terms of good corporate governance. Policies and control systems for managing risk, our environment, business ethics, black economic empowerment, affirmative procurement, occupational safety and health, HIV/Aids, product quality and many others are firmly entrenched as a way of daily operational life in the group.

Many of the group's strategies are long term by nature and consequently our environmental and social practices have become a natural part of our business. We believe this forms part of our corporate and social responsibility which is important for long-term business sustainability and success.

The board recognises that available capital from international markets is increasingly being invested in companies operating in economies which demonstrate sound corporate governance practices and an overall commitment to sustainability.

Building on our strengths through synergistic, organic and acquisitive growth

Steinhoff has prospered and grown since listing, despite operating in an extremely competitive marketplace and competing against major international players. Future growth in the domestic economy and the recovery of the economy in the Pacific region and the European Community will present the opportunity for organic growth for which the group is well positioned. We believe that Steinhoff has developed an international competitive ability through its processes and people which can be judiciously expanded globally to generate further growth. We continue to look for opportunities that will enhance value creation, expand our geographic footprint and meet our criteria for affordability, risk profile, potential competitiveness and sustainability.

The goals we have set for ourselves are:

- Continue to provide superior return on investment that exceeds cost of capital, outperforming our peer group in total shareholder return
- Work to align our people practices with our business goals, emphasising consistency, fairness, shared responsibility and rewards
- Achieve a competitive advantage in all business segments by improving our cost positions while using our efficient systems to be a low-cost supplier
- Deliver top-quality products with superior customer service to remain the preferred supplier to existing customers, while developing new markets for our expanded production base and attracting and retaining new customers.

Outlook

We believe our strategy of meeting jurisdictional requirements, together with greater vertical integration, provides synergies supporting growth for the year ahead.

The restructuring of Homestyle continues. It will provide a sound base from which its turnaround in the latter half of the year under review is expected to continue to deliver substantial growth in operating profits. As a result, the balance of the group's operations in the UK, Eastern Europe and Pacific Rim also stand to further benefit from their trading relationships with Homestyle.

In the German region, the group continues to grow through its existing brand and product strategy, and relationships with major retailers, mail order companies and buying groups. The new Esprit product range has been successful, with 120 studios already opened and further roll out planned. The group continues to investigate opportunities for brand expansion through own-brand development and acquisitions. The German economy is showing moderate signs of recovery and increased consumer confidence. The level of order books for the group's main product categories and new ranges is growing. The successful Henders & Hazel store-in-store



Shareholders' funds
Rm
14 000
12 000
10 000
8 000
6 000
4 000
2 000
11 895
8 831
6 455
4 929
4 384
06
05
04
03
02



Headline earnings per share
(cents)
200
180
160
140
120
100
80
60
40
20
173
138
110
102
91
06
05
04
03
02

concept of our Benelux operations is being extended to other European destinations.

Steinhoff International Sourcing in China will increasingly contribute to the success of the divisions it serves, in particular the UK region, Australasia, the German region and South Africa. The sourcing base is being expanded to increase the group's supplier base. Initiatives are well advanced to improve the logistics and distribution function to provide a more efficient service to the group. In respect of Australia, project "Renew" (the repositioning of the existing Freedom brand) and new store openings under the BayLeatherRepublic brand all bode well for improved performance in the current financial year and beyond.



The South African retail sector is expected to become more competitive as a result of macroeconomic factors impacting on consumer confidence and disposable income. The combination of the timber interests and their rebranding under PG Bison is expected to deliver sustained growth in future. PG Bison's NECF particle board project is well under way and is expected to be commissioned in January 2008, which will add capacity of 1 000m³ of particle board per day. This will further strengthen and improve PG Bison's competitive position in import replacement and the anticipated continued high level of demand in the structural industry.

The acquisition by Unitrans of Concorde Logistics and TechXpress provides a base for Unitrans' international expansion, and these acquisitions will assist in exploiting synergies within the larger Steinhoff group. It is anticipated that Unitrans will deliver a satisfactory performance in the current financial year.

Management expects to achieve growth in headline earnings from continuing operations for the current financial year.

Appreciation

We wish to extend our sincerest thanks to our shareholders, bankers, analysts and brokers for their continued belief, contribution and investment in the group during this year. To our sponsor, advisors and consultants, thank you for your contribution to our achievements and success this year.

To our most important asset, the employees of Steinhoff, we thank you for the continued hard work, effort and enthusiasm with which you embrace and live our vision and strategy.

As always, we express our gratitude to our board and committee members for their diligence and attentiveness throughout the year, contributing to the growth of the business and its shareholder value, as well as entrenching exemplary corporate governance.

A final word

We believe several aspects characterise Steinhoff as we know it today: Leadership in our industry, our commitment to innovation and our passion to deliver. We are conscious of our commitments to various stakeholders and are confident the organisation is well positioned to deliver to expectation.

Bruno Steinhoff
Executive chairman

Markus Jooste
Group chief executive

Financial officer's report



The group's emphasis on balancing risks through selective participation in investments, different currencies, different funding structures, supply chain operations, acquisitions and monetary jurisdictions have delivered the desired result.

This review aims to provide a clearer view of the group's performance during the year under review. The review is not comprehensive and should be read in conjunction with the annual financial statements presented on pages 65 to 153.

Group financial summary

The results were delivered in a period where market conditions in continental Europe, the UK and the Pacific Rim continued to be subdued. South Africa continued to experience strong consumer demand as a result of consumer confidence and sound economic fundamentals.

Despite weak market conditions in Europe and the Pacific Rim, the continued investment in brands, innovative operating strategies and continued operational improvements have resulted in strong organic growth in the manufacturing businesses across the globe. Organic growth was further supplemented by recent investments, most notably that of Unitrans and Homestyle, which became subsidiaries with effect from 1 January 2005 and 30 June 2005, respectively.

In the period under review, revenue increased by 70% in South African rand to R32 238 million, while operating profit increased by 38% to R2 658 million. Profit before tax was R2 445 million, an increase of 36% compared to the 30 June 2005 results.

The group continues to measure its performance in both its reporting currency (rand) and euros to measure real performance that excludes, to a degree, the fluctuation in its reporting currency. The group's performance in rand and euro is summarised below:

	Rand millions			Euro millions		
	2006	%	2005	2006	%	2005
Revenue	32 238	70	18 958	4 123	72	2 397
Operating profit	2 658	38	1 931	351	43	245
Headline earnings	1 959	26	1 557	251	27	197
EBITDA	3 384	43	2 365	433	45	299
HEPS (cents)	173	25	138	22	29	17
NAV per share (cents)	953	32	724	104	17	89
Distribution per share (cents)	37,5	25,0	30,0			

Comparisons with results for the 12 months to 30 June 2005 are affected by acquisitions, capital items such as the restructuring initiatives (mainly of the group's timber interests in South Africa), the impairment of the group's investments in Zimbabwe, exchange rate movements in this period, the group's transition to International Financial Reporting Standards (IFRS), black economic empowerment (BEE) transactions, and circular 9/2006 – a revised interpretation issued by the South African Institute of Chartered Accountants (SAICA).

Currency

The group continues to minimise and manage earnings volatility through appropriate foreign exchange risk management programmes. In rand terms, changes in the exchange rate have significant influence on the group's earnings, with approximately 46% (2005: 52%) of the group's revenues denominated in currencies other than the rand. The impact of the inclusion of Homestyle as a subsidiary on the proportionate contribution of foreign currency-denominated revenue was reduced by the full-year inclusion of Unitrans. However, if the Unitrans motor retail business is excluded, the foreign currency-denominated revenue of the group comprises 67% (2005: 67%). The actual foreign revenue achieved in currencies other than South African rand, denominated in euro, increased by 61% from €1 138 million to €1 830 million.



Jan van der Merwe (Chief financial officer)

The group is able to manage the exchange rate exposure of its operating companies by matching foreign currency revenue with foreign currency expenditure. The group also strives to hedge itself against long-term foreign currency risks by matching financial liabilities in the same currency as the capital commitments these funds are intended for. The average exchange rate used for converting euro income and expenditure to rand was R7,8196: €1 compared to R7,9091: €1 for the year ending 30 June 2005. The closing exchange rate (rand:euro) was R9,1600: €1 (2005: R8,0965).

Given the first-time consolidation of Homestyle, the group has been more exposed to the British pound than in the past.

Acquisitions

The most notable acquisitions that affected the group's comparable results in the current period were that of the Homestyle Group plc and Unitrans Limited.



Frikkie Nel (Financial director)

Homestyle, acquired by Steinhoff on 30 June 2005, had no income statement effect on the group's 30 June 2005 results, although the balance sheet was consolidated for that period. In the current year, Homestyle reported turnover of GBP451,1 million for the 52 weeks ended 1 July 2006 and generated a pre-tax loss of GBP5,0 million before one-off reorganisation costs of GBP4,0 million. Homestyle's results had an expected adverse effect on the group's operating margins. The turnaround plan at Homestyle is well on track and adverse margins are expected to improve by the latter part of the following financial year.

The revenue of Unitrans (acquired 1 January 2005) included in the consolidated results of the group was R13,4 billion in comparison to only six-month turnover of R5,6 billion included in the results of the June 2005 financial year. Unitrans reported operating profit for the year ended 30 June 2006 of R552 million. The motor retail industry is notorious for its high revenue and low margins. During the year under review, the motor retail division segment contributed revenue of R10 324 million and operating profit of R327 million to the consolidated results of Unitrans. This segment's low operating margins, and the fact that only six months of the Unitrans results were included in the group's 2005 results, distorted operating margin comparability.

Exceptional items (capital items)/non-headline earnings items

The restructuring of the group's timber interests in South Africa resulted in closure costs of R54 million (2005: R9 million), while the current-year impairment charge of R28 million (2005: R39 million) relates mostly to the impairment of capital investments in Zimbabwe.

Restatements

IFRS

The group is reporting under IFRS for the first time for the year ended 30 June 2006 and, accordingly, comparatives have been restated where required. The transition to IFRS has been accounted for in accordance with IFRS 1 (First-time Adoption of International Financial Reporting

Standards) with 1 July 2004 as the effective date of transition. The group also adopted SAICA circular 9/2006 retrospectively. The reconciliation between IFRS, South African Generally Accepted Accounting Practice and other restatements is detailed in note 40 of the annual financial statements of the group.

Circular 9/2006

Previously, the group had accounted for certain rebates received and settlement discounts granted as income and expense in the income statement. In terms of circular 9/2006 issued by the SAICA, these rebates received and settlement discounts granted need to be set off against turnover and cost of sales and, where applicable, estimated at the date the related asset is recognised and capitalised to the cost of the asset. As a result, the revenue and cost of sales in the comparative financial statements have been restated to reflect the net turnover or cost of sales and, where applicable, the income recognised has been reversed against the cost of the asset and the depreciation charged for the prior year decreased.

SIC 12 – Transaction recognition criteria

In circumstances where equity in a subsidiary or associate company is disposed and serves as security for the funding of the proceeds receivable, the accounting recognition of the disposal of such shares in the group financial statements is deferred until the funding subject to the security of the equity sold has been fully repaid.

During the June 2005 year, Unitrans (an associate at the time of the transaction) entered into a BEE transaction whereby it sold 11,6 million shares to an approved BEE company, Fundiswa. Fundiswa funded this transaction initially via a loan that was later replaced with preference shares. Steinhoff assisted Fundiswa in this transaction by providing security for the funding. During the time of the transaction, Unitrans was an associate of Steinhoff and Steinhoff did not assume control over the shares nor did it have any influence on the board of Fundiswa and therefore the transaction was viewed as a straight shares-for-cash transaction.

In the year under review, this view was revisited and subsequently changed. It was concluded that Steinhoff retains the majority of the risks and rewards pertaining to the 11,6 million shares, as Steinhoff will remain eligible to at least a 50% interest in equity participation (should Fundiswa dispose of the shares at any time in future) and that the guarantees from Fundiswa and its ultimate shareholders are not believed to be robust enough to argue that the majority of the risks from the transactions have been effectively transferred to Fundiswa. The revised estimate places the transaction within the requirements of SIC 12 (Consolidation of 'Special-purpose Entities' (SPE)) and Steinhoff is therefore required to account for the risks and rewards pursuant in Fundiswa (effective consolidation of Fundiswa). The comparable results and financial position have been restated accordingly.

A similar transaction was concluded during the year in which Steinhoff provided ultimate security for the funding which Micawber 455 (Proprietary) Limited, an accredited BEE company, utilised to acquire 26 million shares in KAP International Holdings Limited, an associate of Steinhoff, for a consideration of R86 million. The transaction is structured in the same manner as the Fundiswa transaction (described above) and as such the group's current-year results include the effective consolidation of Micawber until the risks and rewards of this transaction will be transferred to Micawber.

Interest

Net finance charges were R291 million compared to R193 million for the year ending 30 June 2005. The increased finance charges reflect the group's higher activity levels, and the full-period inclusion of the net finance charges of Homestyle, Steinhoff Asia Pacific and Unitrans. For the period ending 30 June 2006, interest cover was 9,1 times compared to 9,9 times for 2005.

Given the group's global reach and strategy of low-cost manufacturing and sourcing in emerging markets and sales into developed countries, the group follows a policy whereby it maintains a balance between fixed and variable rate loans. This policy reflects more accurately the different



Revenue
(R'000)
35 000 000
30 000 000
25 000 000
20 000 000
15 000 000
10 000 000
5 000 000
32 238 322
18 958 014
10 572 130
9 948 595
8 207 936
06
05
04
03
02
Total assets
(R'000)
35 000 000
30 000 000
25 000 000
20 000 000
15 000 000
10 000 000
5 000 000
31 860 763
24 572 742
13 560 510
9 484 299
8 636 901
06
05
04
03
02

interest rate environments and the effect relevant interest rates have on our operations and consumer spending within these environments. These variables are taken into account to minimise the impact on earnings and maintain an overall competitive, market-related cost of funding.

In this respect the group has swapped all the US dollar-denominated cash flows relating to the seven- and ten-year US dollar notes into euro-denominated cash flows and a EURIBOR-linked variable interest rate to better match the inherent financial risks of this funding arrangement to the business environment the funds were intended for. The group has elected for the swap to be designated as a fair value hedge, and is valued as such in the financial statements.

Cash flow and net debt

The major items affecting cash flow are summarised below:

	R millions	
	2006	2005
Cash generated before working capital changes	**3 350**	2 401
Working capital changes	**(45)**	(977)
Inventory	**213**	(146)
Debtors	**409**	(714)
Creditors	**(667)**	(117)
Cash generated from operations	**3 305**	1 424
Investing activities	**(5 978)**	(2 479)
Financing activities	**3 375**	3 036

The group continues to generate significant cash from its operations. The reduction in inventory and debtor levels in a period of higher activity is encouraging and reflects the group's particular focus on cash flow in measuring and rewarding the performance of its decentralised business units. The strategy to build long-term supplier relationships with a specific emphasis on being a preferred customer and long term price reductions through settlement discounts, etc is evident in the reduction of the creditor balances. All these factors led to a reduction in working capital requirements from R977 million to R45 million which further increased cash generated from operations to R3 305 million (2005: R1 424 million).

As a result of the sustained quality of earnings, net cash flow from operating activities (as adjusted for dividends and capital distributions paid) per share increased by 140% to 237 cents per share.

Tax paid increased to R340 million (2005: R201 million), while the taxation charge increased to R428 million (2005: R213 million), representing a 17,5% tax rate compared to the 11,9% effective tax rate reported last year. The increased tax rate was mainly as a result of the full-year consolidation of Unitrans and Homestyle. Unitrans reported an effective tax rate of 32%, higher than the normal statutory South African corporate tax rate of 29%, largely as a result of one-off tax adjustments which are not expected to be repeated going forward, while the benefit of Homestyle's tax losses will only be accounted for when the business reports a profit, which is expected in the next financial year.

At 30 June 2006, Steinhoff had net interest-bearing debt of R3 566 million (30 June 2005: R1 894 million) resulting in a debt:equity ratio of 30% (30 June 2005: 21%), well within the group's targeted debt:equity range.

Investing activities

Investment in associates

Amalgamated Appliance Holdings Limited (AMAP)

AMAP is listed on the JSE and specialises in the manufacture, supply and distribution of household electrical and electronic durables. Following the disposal by Salton Inc of its interest in AMAP, Steinhoff acquired 53 259 690 AMAP shares for R264 million. The acquisition became effective on 1 October 2005. At year end, Steinhoff owned an effective interest of 26,65% in AMAP and equity earnings of R34,5 million were accounted for as associate earnings in the year under review.

KAP International Holdings Limited (KAP)

KAP is listed on the JSE and acts as a holding company for its investments in a diverse set of manufacturing businesses. Effective November 2005, Steinhoff acquired 88,76 million shares in KAP. The purchase consideration of R316 million, equivalent to 356 cents per share, represented a discount of 6,3% to the closing market price of KAP's shares of 380 cents per share on 4 November 2005, being the date on which the purchase price was agreed. The acquired shares represented 20,97% of KAP's issued share capital. In addition Steinhoff assisted with a BEE investment (Micawber – see above) which increased the effective contribution by 6,14% to 27,11% and resulted in associated earnings of R28 million for the year under review.

Investment in brands and operational improvements

The continued investment in brands, innovative operating strategies and operational improvements has resulted in strong organic growth in the manufacturing businesses across the globe. During the year under review, the group invested R3,5 billion in existing businesses to strengthen its future organic growth opportunities. The majority of these funds were spent in acquiring successful brands and improving existing manufacturing operations. Some brands acquired were subject to third-party license agreements. During the year the group incurred royalties of R338 million (2005: R238 million), some of which were paid in respect of the acquired brands. Investments in manufacturing operations included the acquisition of improved equipment expected to enhance efficiencies and secure innovations in the manufacturing businesses.

Other investment and funding activities

The remaining R1,8 billion was invested in:

- The acquisition of the remaining shareholding in Steinhoff Asia Pacific Holdings (Pty) Limited. Steinhoff now owns 100% of this entity.
- The acquisition of the Cargo Homeshop retail business through its subsidiary, Steinhoff UK Holdings Limited.
- The selective participation in funding the expansion of select strategic retail partners in the European Union.

- The acquisitions of Unitrans Limited, most notably the investment in the UK-based logistical companies Concorde Logistics Services Limited and TechXpress Limited.

- The initial investments in the North Eastern Cape Forests joint venture and Goeie Hoop (Proprietary) Limited as described in the operational review of Africa.

Depreciation

Depreciation for the period increased from R425 million to R637 million, mostly as a result of the full-year consolidation of Unitrans, a business that is asset intensive.

Funding and borrowings

The group's day-to-day operations are financed primarily from own cash flows. The group's central treasury function operates a cash-pooling system that enables any cash shortfalls in business units to be funded by cash generated in the rest of the group or financed by short-term banking facilities.

Convertible bond

On 30 June 2006, Steinhoff issued a seven-year, rand-denominated, convertible bond (the bond) to raise R1,5 billion (before expenses). The bond pays interest six-monthly at a fixed rate of 5,7% pa and is convertible into 54,74 million Steinhoff ordinary shares at an issue price of 2 740 cents per share (representing a conversion premium of 32,5% to the prevailing underlying share price at the date of pricing). The bond is convertible into shares at the election of the bondholders. The company holds, subject to conditions, rights on early redemption. The bond was issued exclusively to international investors and is listed on the Singapore Stock Exchange.

In terms of IAS 39, the convertible bond is a compound financial instrument and should be split in a liability and equity portion. Using the effective interest rate method, 78,53% of the R1,5 billion was recognised as a liability. The transaction cost was also attributed to a liability and equity portion, using the same allocation percentage.


Interest rate: Euribor (€)
(%)
4,0
3,5
3,0
2,5
2,0
1,5
Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct
2002 2003 2004 2005 2006


Interest rate: Jibar (R)
(%)
14
13
12
11
10
9
8
7
6
Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct
2002 2003 2004 2005 2006


Interest rate: Libor (£)
(%)
5,5
5,0
4,5
4,0
3,5
3,0
Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct
2002 2003 2004 2005 2006

The net proceeds from the bond are earmarked for investment in the North-Eastern Cape Forests project (NECF), described in more detail under the operational review section of this report.

Variable rate, cumulative, non-redeemable, non-participating preference shares (perpetual preference shares)

The group's permanent capital base was further strengthened by the net proceeds of R378 million from the issue of a further tranche of perpetual preference shares.

Shareholder information

At 30 June 2006, the group had 1 141 billion shares in issue (2005: 1 131 billion) with the weighted average number of shares for the year being 1 133 billion (2005: 1 128 billion). At year end, the group's share trust held 4,7 million shares (2005: 4,1 million) which have been netted off against issued ordinary share capital as treasury shares. In addition, the company has reserved for allocation and issue on conversion 54,7 million ordinary shares under its obligations to the holders of convertible bonds issued on 30 June 2006.

For the year, headline earnings per share increased by 25% to 173 cents (2005: 138 cents), while fully diluted earnings per share increased by 22% from 134 cents to 164 cents. The balance sheet remained strong and net asset value per ordinary share increased by 32% in rand terms to 953 cents from 724 cents in 2005. Return on average ordinary shareholders' funds for the period remained stable at 21%.

The closing share price at 30 June 2006 was 2 135cps with a high of 2 476cps during May 2006 and a low of 1 500cps during July 2005.

Liquidity in our shares remains high with 81% of the weighted shares in issue being traded during the 12 months (71% during the previous 12 months ending June 2005).

Throughout the past 12 months Steinhoff International Holdings Limited has been ranked in the JSE Limited's Top 40 Index in terms of both total market capitalisation and free float (100%). Steinhoff International Holdings Limited has provided investors with a 27,85% five-year compound growth in shareholder value.

Share incentive scheme

The directors are authorised to issue, allot or grant rights to a maximum of 10% (2005: 10%) of the issued share capital of Steinhoff International Holdings Limited from time to time in terms of employee share incentive schemes. Certain details of participation in the share incentive scheme are set out in note 22 of the annual financial statements. The rights have been actuarially valued in terms of IFRS 2 and a charge of R40 million (2005: R46 million) has been accounted for as personnel expenses, as set out in note 3.3 of the annual financial statements.

Distribution

Previously, we announced our intention to maintain distribution in accordance with historical policy and to increase distribution in line with performance after taking into account operational requirements. Going forward we are committed to grow distributions in line with earnings.

For the current year, the board have approved a cash distribution of 37,5 cents out of our share premium account. The company has substantial share premium which can be used for distribution.

Net cash flow from operating activities (adjusted for dividends and capital distribution) per share increased by 140% to 237 cents per share

Key areas where management's judgement has been applied

Depreciation rates

IAS 16 – Property, plant and equipment differs in certain respects from the previous SA GAAP equivalent, AC 123 – Property, plant and equipment, applied by the group until 30 June 2005. IAS 16 states that an entity is required to measure the residual value of an item of property, plant and equipment as the amount the entity estimates it would currently receive for the asset if the asset was already of the age and in the condition expected at the end of its useful life. The group has previously under SA GAAP accounted for residual values based on the requirement of AC 123. Although the group made use of all available market information in assessing the residual value and useful lives of these assets, these could vary depending on a variety of factors, such as technological advancements, property markets, etc.

Decommissioning and restoration provisions

Changes in estimated decommissioning and restoration liabilities that occurred before the transition date to IFRS have been adjusted for at the transition date on a net basis in accordance with the provisions of IFRIC 1 and the applicable exemptions under IFRS 1. Estimating the future costs of these obligations is complex and requires management to make estimates and judgements as most of the obligations will only be fulfilled in the future, and contracts and laws are often not clear regarding what is required. The resulting liabilities can also be influenced by changing technologies and geopolitical factors in various countries.

Impairments and fair valuations

Impairment assessments on property, plant and equipment, goodwill and intangible assets are performed annually. The intangible assets and goodwill impairment tests are mainly tested using the relief-from-royalty method or discounting the expected future cash flows generated by these assets. The relevant cash flow is then discounted using the weighted average cost of capital (WACC) and the present value of these cash flows is compared to the current net asset value and, if lower, the assets are impaired to the present value. Management uses its best estimates when forecasting market conditions and expected useful lives that drive these calculations, but these estimates can also be influenced by changing technologies, product life cycle and geopolitical factors in various countries.

WACC drives many of the group's fair valuation estimates, for example the fair valuation of acquired intangible assets that are recognised in terms of IFRS 3.

The WACC rate differs from country to country. The resulting present value for similar cash flows year-on-year will be influenced by changes in the WACC rate. External uncontrollable variables such as rising interest rates influence the WACC rate, and could result in impairments. The principal assumptions used in calculating the carrying value of intangible assets are highlighted in note 9 of the financial statements.

Lastly, the group owns and manages timber plantations for use in manufacturing timber products. The Faustman formula is applied by an independent valuer in determining the fair value of the plantations. In the current year, the carrying value of the group's consumable biological assets was increased by R97 million. The Faustman formula is host to many variables such as cost of land per hectare, timber prices, timber yields, etc that are influenced by many factors and could result in material fluctuations in the fair valuations of the group's timber interest.

Valuation of financial instruments

The valuation of derivative financial instruments is based on the market situation on balance sheet date. The value of these derivative instruments fluctuates daily and the actual amounts realised may differ materially from the value at which they are reflected on balance sheet date.

Financial risk management

The group's success in its overall strategy is largely attributed to its business philosophy that supports decentralised, autonomous business units that trade in an arm's-length, entrepreneurial culture to remain competitive. The board recognises that some elements of risk management can only be achieved on an integrated basis, and, as such, financial risks such as exchange rate risk, interest rate risk, liquidity risk, insurance risk and commodity price risks are controlled centrally as summarised above and explained under the risk management section of the corporate governance report.

The primary key performance indicators (KPIs) on which operational management are measured and used to manage the financial performance of the business proved successful and remain in place. These include:

- the analysis of sales and products against budget and how the business is regenerating itself in the short term
- trends in market and internal volumes which give insights into the underlying business growth
- cash flow generated
- cost growth rates, through which we manage and analyse the cost base in relation to sales
- operating profit margin progression over time, which demonstrates the overall quality of business and earnings.



Jan van der Merwe
Chief financial officer



Frikkie Nel
Financial director

Operational review – Europe and Pacific Rim



Steinhoff is a leading supplier of furniture in the highly fragmented European market. We host a broad product spectrum ranging from mass-produced catalogue furniture to high-quality branded product. Our European activities consist of a network of trading, manufacturing, retail and distribution operations. The trading companies and distribution centres are located throughout Europe, while the manufacturing operations are located primarily in Poland, Hungary, Ukraine, Germany, the UK and the Netherlands. Our centralised international sourcing division is located in China. Products manufactured in our European facilities are primarily sold to western European retailers, including our own retail outlets such as Harveys, Bensons for Beds, Sleepmaster and Bed Shed in the UK and Quattro Mobili and Andante in Hungary. Products are distributed either directly from the factories or via our centralised distribution centres strategically located throughout Europe. In Europe, as elsewhere, our strategy is to source and produce goods in lower-cost emerging economies and sell into developed economies. This division made significant further investments in intellectual property through the development and acquisition of brands and trademarks.

Market

Trading conditions in continental Europe remain competitive, despite moderate signs of recovery. The consolidation trend in these markets continues and the group is well positioned to continue to evaluate the resulting opportunities . During the year under review, organic growth was mostly achieved through increased market coverage as a result of increased depth and breadth of both our product and price ranges brought about by our increased sourcing capabilities. The investments in developing and acquired brands have benefited both the group and its strategic retail partners. The Polish and Hungarian operations performed well. The Benelux region, through its accelerated roll out of the Henders & Hazel concept, has shown a satisfying improvement in profitability towards the latter part of the financial year. In addition to growth in existing markets, the group continues to pursue and secure new markets. In the UK, the group should continue to benefit from its investment in Homestyle. Despite difficult trading conditions but following decisive restructuring actions, Homestyle is now well positioned to grow. The commercial relationship with Steinhoff, as a significant supplier to Homestyle, has exceeded initial expectations and benefited the group through incremental business gained from this retail distribution base. Steinhoff's UK manufacturing businesses delivered a strong performance and are well positioned for significant growth. Consumer confidence and spending patterns in the Pacific Rim region were subdued, with the furniture retail market in Australia and New Zealand remaining static during the year under review. Focused rebranding initiatives, the development and store roll outs of the new brand, BayLeatherRepublic, and store format conversions are showing signs of improvement. The International

Sourcing division in China continued to perform well and is rapidly becoming a key contributor to the continued success of the divisions it serves within the group.

Revenue

Revenue from our European operations for the year was €1 830 million, increasing 61% from €1 138 million. A substantial portion of this increase was attributable to the first-time consolidation of the full-year results of Homestyle, which became a subsidiary with effect from July 2005.

German region

We remain a leading supplier and distributor of furniture in the "German" region comprising mainly Germany, Austria, Switzerland, Scandinavia and Hungary. The German regional operations also supply and distribute, to a smaller degree, to Asia, Poland, the Baltic States, and are currently expanding into the United Arab Emirates. This region's primary customers are large mail order companies, discount mass market retailers and members of independent buying groups. During 2005, dedicated Steinhoff retailers were added to the customer mix, which increased market penetration. The region's main product offering is case goods, upholstered furniture, including motion furniture and mattresses. Operations consist of five production facilities in Germany, eight in Poland, two in Hungary and two logistic centres in Germany. The retail chain Quattro Mobili in Hungary also forms part of the German operations.

Germany has the largest furniture market in Europe, with an estimated ex-factory value of USD20,4 billion (for the 2004 calendar year, as estimated by CSIL Milano) and its spending per capita on furniture is ranked among the top five countries in the world. The German market is highly fragmented, with no manufacturer having more than a 5% market share. CSIL Milano estimates Steinhoff to have a market share of between 3% and 5%. Despite the fact that the German furniture market has been in a declining phase, Steinhoff Germany has managed to increase revenue by double-digit percentage in euro terms, for the past eight financial years. This growth is mainly attributable to market share gains at the expense of other industry participants and our increasing presence in the mail order market. The branding strategies will continue to contribute to margin growth of the group.

Furniture is sold through specialised trading companies focused on specific products, and each company holds a dedicated sales force. Products are distributed from the German region, either directly from our central and eastern European factories or via the central distribution facilities in Westerstede and Leinefelde. The majority of sales in this region consist of sales of products manufactured in the Polish and Hungarian factories. Products sold under the Hukla brand are mainly produced in Germany.

The division's five upholstery factories in Poland are largely dedicated to manufacture a variety of leather and fabric upholstered furniture, primarily for export to Germany, Austria, Switzerland, Scandinavia and the UK. The three case goods facilities in Poland produce a wide range of diningroom furniture, wall units, livingroom furniture and laminated wood products for export, predominantly in fully assembled form. These factories are dedicated to the production of case goods products sold under our Klose brand.

We operate two manufacturing and various retail facilities in Hungary. Kanizsa Trend in Hungary is a mid- to upmarket leather-upholstered furniture producer that sells approximately 35% of its products in Hungary and exports the balance to Germany, Austria, Switzerland, the Benelux countries and the UK. A 12% growth in the domestic market was achieved mainly as a result of the successful brand-building exercise on the Andante brand. Kanizsa Trend will continue with efficiency-raising investments to ensure better market position. In line with our vertical integration strategy, we have undertaken our own retail operations in Hungary due to the absence of existing independent retail distribution channels. The Quattro Mobili retail chain is developing a franchise system. We plan to open approximately 20 franchise shops in eastern Europe in the next five years. Quattro Mobili has a new product portfolio and has shown dynamic growth of 20%.



Markus Jooste

The other Hungarian facility, Danubia Mohács, is a chair factory specialising in leather diningroom chairs, most of which are exported and sold in Germany, Austria, Switzerland and in the UK. Products are distributed and sold into the local market through our owned retail operations. Danubia Mohács showed encouraging growth during the year and turnover nearly doubled compared to last year.

Our competitive advantage results from our focus on quality and service, innovation and strategic alliances with key customers. Our integrated concept enables customers to furnish a whole room with Steinhoff furniture, providing us with a further competitive edge. This approach is supported with strong brands which included brands under license, developed and acquired brands.

The integrated concept stimulates volume, as new ideas for complete room settings result in impulse purchases.The Esprit collection, for example, is a branded collection of various kinds of furniture under one style and presented in one concept. The Esprit collection is only offered to exclusive retailers. The Esprit furniture collection was successfully introduced to our product collection in Cologne in 2006 and we currently have 120 Esprit partners throughout Europe. The Esprit brand will ensure strong growth in the new financial year. Through our focus on innovation we have become the leader in upholstered cover materials (fabric and leather) in our chosen markets.

We continue to extend our product range to include children's furniture under the Janosch brand umbrella.

During 2005, the benefits from our centralised international sourcing division in China resulted in further growth in our European division.

Both Harveys, Homestyle's furniture retailer, and the German division were able to capitalise on the synergies brought about by the group's investment in Homestyle. The efficiencies and increased volume in the German division resulted in better supplier terms and stock management for both Harveys and the Steinhoff factories that supply them. Together with Harveys we developed a new concept, Flexible Living, which was launched in the UK.

The highlights for the financial year include a double-digit percentage growth in sales compared to last year. We have experienced strong growth in our export business during the year, especially to countries such as the UK, France and Switzerland.

Furthermore, our bathroom factory, Puris Bad, recorded phenomenal growth resulting in double-digit growth in the bottom line.

Preparations were made during the year for the integration of our joint venture leather tannery in India to our existing supply chain. We expect an estimated USD3 million purchase volume from this source during the next year.

Key innovations include:

- Steinhoff Germany received the *Red Dot Design* award for furniture in 2006 for a product developed for the Dieter Knoll Collection.
- In the mobile home sector, Bürstner GmbH, a customer of the German division, received the *Caravan design award – Innovations for new mobility 2006/2007* for using our Novalife fabric in its mobile homes. We supply

Our integrated concept enables customers to furnish a whole room with Steinhoff furniture, giving us a further competitive edge upholstered seating places for the mobile homes, as well as Novalife fabric for use in mobile homes.

- Upholstery galleries were implemented in the stores of strategic retail customers where consumers can choose from a selection of approximately 600 different fabrics and leather. These fabrics are delivered to our factories as the customer orders from the retailer.
- The Living Tex fabric, which has similar features to the Novalife fabric, was recently introduced to the market.
- Longlife Liberty was developed in conjunction with one of our suppliers. Longlife Liberty is a chrome-free leather that is more environmentally friendly.

One of the challenges faced during the year was to re-establish the Hukla brand in the market. The Hukla foam technology was transferred to our ICM plant. The foam is produced under the H2L brand. A new building was erected for the production process and some machines transferred from Hukla in addition to those purchased. The current foam plant at Hukla was re-engineered to be more flexible and to reduce the manual labour component in the production process.

We further invested in an upholstery frame production unit at our Prudnik plant. The plant will supply frames to our plants in Klodsko (KPM), Prudnik as well as Hukla.

Trading conditions remained tough, which led to price pressure on lower-priced furniture in our chosen market sector. Despite these challenges, we remain positive for the year to come. We are well positioned, compared to our competitors. Sales and marketing strategies implemented over the past few years are bearing fruit and the benefits are expected to continue.

We expect that the increase in VAT in the beginning of January 2007 will positively influence orders in the first half of this financial year. We believe a possible drop in sales in the latter part of the year will be compensated for by growth in other markets and additional sales growth with group companies and strategic alliance customers.


Ian Topping


Paul van den Bosch


Frank Eberle


Andreas Bogdanski


Geoff McIntosh


Tom Huang


Siegmar Schmidt

Managing director
Markus Jooste (45), CA(SA)

Group financial officer
Jan van der Merwe (47), CA(SA)

Financial director
Siegmar Schmidt (47), (Accountant-general)

Divisional management
German region
Frank Eberle (43) (MD), BBus Admin
Gerrit Venter (33) (FD), CA(SA)
Thomas Schmidt (43) (Marketing)
Thomas Möller (45) (Case Goods)
Michael Miebach (42) (Upholstery)
Uwe Smidt (45) (Logistics)

Eastern Europe (Poland and Ukraine)
Andreas Bogdanski (44) (MD), Econ (cum laude)

Steinhoff UK (including manufacturing in the Netherlands) and Homestyle Group plc
Ian Topping (46) (CEO), MA, MBA
David Shaw (54) (MD), Furniture supply division)
Andy Murdoch (54) (MD: Pritex)
Ad van der Horst (53) (MD: Norma) Nima c marketing
Tim Kowalski (47) (FD: Homestyle), BSc, FCA
Bill Carrahar (43) (MD: Beds division, Homestyle)

The Netherlands, Belgium and France
Paul van den Bosch (44) (MD), BEcon, MBA
Theo Prinsen (63) (FD), SPD Accountancy
Danny van den Bosch (42) (R and D/Buying)
Bernd Niessen (41) (Logistics and Operational), University Logistics
Frans Herman (50) (Marketing) Nevi purchase/Nima Marketing

Pacific Rim
Geoff McIntosh (52) (MD: Retail)
Michael Gordon (40) (MD: Group Services), BAcc, CA(SA), CA(Aus)
Tim Schaafsma (33) (Director and Secretary), LLB, ACIS, Solicitor
Leo Watling (41) (Freedom Australia)
Debbie Ridling (37) (Freedom NZ)
Peter Spring (48) (Snooze) BSc (Hons)
Tim Blinco (36) (Bayswiss)
Italo Tius (56) (BayLeatherRepublic)

Steinhoff International Sourcing
Tom Huang (32) (Chief Representative), CA(SA)

Contribution: Earnings


Other
36%
Europe
57%
7%
Pacific Rim

Central and eastern Europe

Our central and eastern European operations consist of our own manufacturing facilities in Poland and Ukraine dedicated to the mail order and regional business. We are a major producer for mail order companies in Europe which make up 65% of our annual turnover. Fifty million catalogues containing our products are distributed and we deliver products all over Europe.

We have one production facility in the Ukraine (approximately 50km from the "new" EU border) which commenced production in 2001. This facility produces upholstered furniture predominantly for the local Ukrainian market as well as for export to Russia. Exports from the Ukraine to Russia are not subject to any material duties, whereas exports from other European countries to Russia carry excessive import duties. As the Ukrainian operations develop, we intend to export more products into western Europe. Production costs in the Ukraine are the lowest among European operations. We have been sourcing high-quality timber from Russia since the early 1990s.

We intend to capitalise on our position as a low-cost local manufacturer and distributor of quality furniture and related household goods in central and eastern Europe. We continue to benefit from lower labour, distribution, energy and real estate costs.

Highlights of the year included very strong growth in the mail order business. We took part in the International Furniture Fair in Cologne during January 2006. We recorded an excellent financial performance during the year with double-digit growth in turnover.

In the year ahead we plan to implement and develop the Mago factory and to redevelop the new factory in our Steinpol system.

Difficulties during the year included the rise in raw materials prices as well as oil and fuel prices.

Sales will continue to grow through mail order companies. We plan to further increase our market leadership in the mail order business and are developing our mail order business with customers in the UK.

We intend to improve the productivity and efficiency of existing facilities and will continue to target new low-cost manufacturing locations in central and eastern Europe. We will continue to seek further cost savings in current and additional central and eastern European countries as opportunities arise and where political and economic conditions allow. We will also seek to receive tax dispensations and other incentives in connection with new central and eastern European investments which would further contribute to our profitability in this region.

The Netherlands, Belgium and France

In the Netherlands, we hold a 50% interest in Van den Bosch Beheer BV, a joint venture with the Van Den Bosch family. Van den Bosch Beheer sells a wide range of household goods to retailers in the Netherlands, Belgium, Luxembourg, Germany and exports to the UK. The joint venture does not conduct manufacturing operations and all products are independently sourced.

The company has a two-track policy. Firstly, we sell under private label livingroom furniture with a high price performance ratio to leading retailers in the mid and upper segment of the market. Specialist product ranges are offered, which include diningroom tables, chairs, cabinets and home theatre elements and matching sofas. The main activities are conducted through Habufa Meubelen BV. The Habufa branded products comprise a range of rattan, antique reproduction and upholstered furniture. The Habufa brand sells a wide range of household goods to customers in our targeted market. The strength of Habufa lies in its global sourcing network, which has been established and strengthened over the last 15 years.

Secondly, we offer a marketing and sales solution concept of lifestyle furniture, including accessories and home decorations. This store-in-store concept trades under the name and style of Henders & Hazel in the European market, which has been a market performer. The products are presented as a modular concept with a combination of livingrooms and specialist product displays, designed as part of a "furniture fashion" concept. We have 60 dedicated retailers with exclusive rights to this concept in Belgium, the Netherlands and Germany. We intend adding further stores, possibly growing the number of stores to 100 in the next financial year. The proven success of the Henders & Hazel concept is a good foundation to expand our market share in the Benelux countries and in Germany.

We have signed a preferred-supplier contract with a French retailer, consisting of 15 stores in the southern and western parts of France. This is a five-year contract and these stores have high-growth potential.

Higher distribution costs as a consequence of the continuing rise in energy prices and reduction of margins have put results under pressure. However, we have experienced double-digit growth in the year under review. For the year ahead, we expect to continue growth in turnover. Emphasis will be to reduce costs and optimise the gross margin to grow the bottom line.

We have extended our service to the UK retailers by delivering and assembling the furniture in the home of the end consumer. This service has strengthened our position in the UK market compared to our competitors, which should *lead to high sustainable growth.*

Norma, a leading upmarket bedding manufacturer in the Netherlands, was included in Steinhoff through the acquisition of Relyon in October 2001. We believe synergies exist in the bedding market between Norma and the recently acquired Hukla bedding operations, and we have completed the construction of a new distribution centre in Holland to efficiently accommodate planned increased activities there. Norma reports to our Steinhoff UK team and is operated and managed by local management in the Netherlands.

United Kingdom

Steinhoff UK has historically operated in the furniture and foam manufacturing sectors and the wholesale of imported furniture. Following the investment of 61% in Homestyle Group plc in June 2005, we are now also involved in significant furniture and beds retailing business through Harveys, Bensons, Sleepmasters and Bed Shed retail chains.

The first major step for the group in the UK was the acquisition of the Relyon Group plc in 2001. Through this deal we acquired: Relyon, a premium bed manufacturer supplying most of the middle to upper-market UK furniture retailers; Pritex, a foam conversion business supplying the furniture, automotive and industrial markets; and Norma Boxmeer, one of the leading bed brands in the Netherlands. The Sprung Slumber bed division, a middle-market bed manufacturer, was acquired in 2002.

During the year, the manufacturing division performed well. The bed business enjoyed good growth in sales and profitability and Pritex had a record year, reflecting its growing strength in value-added products for automotive and industrial customers.

Our furniture import activities under Steinhoff UK Furniture benefited from the developing relationship with Harveys furniture chain. A significant development in the year was the establishment of a new company, Steinhoff UK Upholstery, which manufactures high-quality upholstery for Harveys on short lead times from a new factory at Bridgend in South Wales. With financial support from the Welsh government, an *excellent business development opportunity exists.*

On the retail side, we have added two further businesses, Cargo Home Shop and Factory Shack. Cargo Home Shop specialises in retailing home accessory products and Factory Shack in discount furniture retailing in conjunction with the Bed Shed. Both businesses are complementary to our other UK operations and offer cross-fertilisation opportunities.

Homestyle

Following the refinancing of Homestyle by Steinhoff in June 2005, the year has been a period of stabilisation and

Contribution: Net assets


Other
25%
Europe
62%
13%
Pacific Rim

Contribution: Revenue


Other
56%
Europe
37%
7%
Pacific Rim

reinvigoration for the Homestyle businesses. Since the investment, significant challenges in the trading environment combined with management changes and a variety of operational issues have all been addressed through decisive action by a largely new executive team. The result of this work is an improving profitability trend and trading operations that are much better positioned to deliver profitable long-term growth.

Homestyle's results have been consolidated, for the first time, into Steinhoff's results for the full financial year. The refinancing at the time of the acquisition was undertaken to return Homestyle to profitability. An analysis of the results shows that this process is well on track. The turnover for the year was GBP451 million, generating a consolidated loss within the Steinhoff group of GBP5 million. Compared to Homestyle's interim results to 31 October 2005 when a comparable loss of GBP23 million for that six-month period was reported, the turnaround is evident. Homestyle's balance sheet is now stronger with net assets at 30 June 2006 of GBP63 million and net gearing of 29% (which includes indebtedness to Steinhoff). Although the furniture industry in the UK experienced tough trading conditions in 2006, Homestyle's restructuring is well on its way.

Homestyle has two divisions: The furniture division trades under the Harveys brand with 170 locations across the UK. Combined with more attractive store layouts and improved value product ranges, this division experienced significant sales growth. The beds division retails under three fascias: Bensons, Sleepmasters and Bed Shed from 392 stores. New momentum has been experienced in this division through improved product ranges, better sales management disciplines and refreshed promotional campaigns. Further expansions are planned during the coming year.

As part of the initial investment it was envisaged that a three-year turnaround plan would be put in place to drive the business back to the levels of performance we expect. We are well on track with the turnaround plan. Trading losses have been reduced substantially during the first year and businesses on the furniture and bed sides have both been repositioned.

The strategy with the investment in Homestyle, which has been a notable success, included opening new sources of product to the businesses on improved commercial terms. The full benefits of this relationship are beginning to emerge. Following our investment in Homestyle, we have a substantial vertically integrated furniture manufacturing and furniture retail business in the UK market.

Within this first year, post the investment in Homestyle, the integration mechanism with our factories has worked extremely well and currently 25% of the products sold by the Harveys furniture division are sourced from Steinhoff group companies.

New momentum has been experienced in the beds division through improved product ranges, better sales management disciplines and refreshed promotional campaigns

Full details of Homestyle are available in its 2006 annual report and on its website on www.homestyle.com.

Pacific Rim

In October 2001, we formed a joint venture, Steinhoff Pacific, which acquired the manufacturing operations of Australian retailer, Freedom Group Limited (listed at the time), the second-largest retailer of furniture and household goods in Australia. We assisted in the privatisation of Freedom group in December 2003. Freedom expanded to New Zealand through the acquisition of the Levene stores during the 2004 financial year.

During the year, the Pacific Rim division launched a new group identity and Freedom Group Limited changed its name to Steinhoff Asia Pacific Limited. In January 2006, we acquired the remaining interest in the retail operations of Steinhoff Asia Pacific, which resulted in this entire group becoming wholly owned.

Project Renew's pilot Freedom store in Bella Vista in New South Wales was successfully implemented, including the launch of the new Freedom logo. There has been an immediate and significant lift in sales in the pilot store. The store reflects the strategic aims of Project Renew, namely broadening the appeal of the Freedom brand while maintaining focus on delivering stylish solutions at great value. Project Renew has not simply involved a modification of store interior, but all elements of the business, including product ranges, marketing messages, a new Freedom logo, refined recruitment strategies and store merchandising.

BayLeatherRepublic stores were rolled out during the year. BayLeatherRepublic is now represented in the major markets in Australia, being Sydney, Melbourne and Brisbane/Gold Coast. The in-store presentation of BayLeatherRepublic is almost without par in Australia and is squarely aimed at becoming the market leader in aspirational and contemporary leather furniture.

We have strengthened the furniture offer in Bayswiss stores through the introduction of BayLeatherRepublic galleries, offering the most popular furniture lines to Bayswiss customers. Most Bayswiss stores are located in much higher traffic areas (shopping malls), which presents the opportunity to capture high-value furniture sales by bringing the Bayswiss and BayLeatherRepublic brands together and leveraging common marketing activities.

Capt'nSnooze has launched its strategic plan to become the market leader in bedroom and sleep solutions retail in Australia. With additional marketing expenditure and adopting the tagline Sleep Well, Snooze has revolutionised the way in which bedding retailers communicate to their customers. This year also saw the conclusion of development work for new branding, in-store design and product ranging.

The difficulties experienced by Steinhoff Asia Pacific during the year predominantly arose due to adverse market conditions caused by macroeconomic pressures. Australia and New Zealand have experienced rising interest rates as well as record fuel prices. This has placed enormous pressure on consumer spending, particularly in discretionary and big-ticket items such as furniture. Another indicator which impacts on many of our businesses in the Pacific Rim is the level of residential property activity/growth, which for most of Australia has been steady at best during this financial year. The market has been at its most competitive in many years, with almost year-round discounting activities by all competitors, putting pressure on margins.

In light of the fact that Steinhoff Asia Pacific is a relatively vertically integrated operation, with its own manufacturing and importing divisions, the negative impact on retail sales has been felt throughout the group.

Steinhoff Asia Pacific is focused on delivering a significant improvement in its financial performance in 2006/07. The group should benefit from large sales increases in Freedom, as Project Renew initiatives spread to all Australian stores. Capt'nSnooze will launch its rebranding and new in-store look, which will underwrite its strategic repositioning and lift sales in its stores. Bayswiss and BayLeatherRepublic are looking to increase profitability by increasing margins and focusing on key brand competencies. The manufacturing and imports divisions will work together to exploit their own competitive advantages in servicing the Australian and New Zealand markets.

Although no corporate acquisitions were made by Steinhoff Asia Pacific during the financial year, tough trading conditions normally bring the potential for appropriate acquisitions of retail and manufacturing businesses. As in the past, the division continues to identify and evaluate acquisition growth opportunities in Australia and elsewhere.

China

Our German division initiated the opening of a representative office in Shenzhen, China, to source products efficiently. This office also draws on the sourcing experience of Habufa and Freedom. We established the Steinhoff International Sourcing division, which is a pure service provider and which supports the sourcing of products for each division and territory where we operate, at competitive prices with quality review and planning.

Our business model is one of complete transparency as a buying agent through which we eliminate traders and other unnecessary intermediaries. As all our intragroup customers have unique sourcing needs, we tailor our sourcing services to individual requirements and operating practices.

Our services include: Identifying and qualifying suppliers, comprehensive material and product development technical assistance, comprehensive fabric development, coordinating sample approvals, lab tests and raw materials supply, supervising logistic and shipping information, undertaking quality assurance inspection at all vendor production locations as well as supply management.

Steinhoff International Sourcing is a merchandise sourcing organisation where we manage the sourcing requirements of 21 Steinhoff group companies and their strategic retail customers across three continents, namely Australasia, Europe and southern Africa.

This division's competitive advantage is that our intragroup customers can access our supply base of nearly 100 factories and our integrated product database from three different continents, which we have accumulated over the past three years. Our in-house fabric specialists work with our furniture sourcing team to ensure that stringent colour-fast standards and quality are met, which in turn ensures the highest quality standards of furniture being produced.

Global production has changed drastically, with production facilities expanding into new distant locations. We have consequently expanded our team to facilitate the sourcing network in these broader regions, such as Vietnam, potentially Indonesia and other countries in Asia. This provides us with a critical framework for directly accessing distant production facilities.

We experienced phenomenal growth in the past three years especially in the most recent year. We tripled our order income in the year under review and increased our product category from a single category to five different product categories. The growth in our product knowledge and order intake efficiencies enabled us to maintain our expense-to-order ratio, which is well below the industry norm.

manufacturing

Germany

LivingTex
Mit Sicherheit wohlfühlen

steinhoff market

ESPRIT home



TREND Design

option style your life!

1913

HUKLA



Janosch





steinhoff home

puris
möbelt Ihr Bad auf

POLSTERGALERIE



danubia
danubia GmbH

LA-Z-BOY
Every Body's Darling

dining @home

Die Klose Kollektion
Erste Wahl beim Essen.



LifeStyle Polstermöbel

PO.CO.

Dieter Knoll Collection
DER ANSPRUCH


Steinhoff Möbel

designwerk
enjoy quality

Poland

Depol-

STEINPOL OK MEBLE Sp. z o.o.

Mago-
...the function company

Kolekcja Mebli Klose

KPM

STEINPOL
...friends of the discounters

ITALINE
by Prudnik

kolekcja steinhoff

ICM Meble Spółka z o.o.

Fabryka Mebli Prudnik

Ukraine

Divany

distribution



BRUNO STEINHOFF GMBH

WIMM For Kids!

	Hungary	United Kingdom	Netherlands	Australia	New Zealand
manufacturing	KANIZSA TREND KFT andante by KanizsaTrend danubia Mohács Zrt. LINEA ITALIA	SPRUNG SLUMBER PRITEX Relyon® The best beds in the world Steinhoff UK UPHOLSTERY DIVISION	norma	NEXUS	
retail	QMS QUATTRO MOBILI STÍLUSHÁZ	Harveys The Furniture Store CARGO Bensons for beds Sleepmasters your 1st choice for BEDS THE BED SHED WAKE UP TO VALUE FACTORY SHACK		freedom BAY Leather Republic Capt'n Snooze BAY SWISS	freedom Levene
distribution			Henders & Hazel HABUFA meubelen Cabana Loom Catania first quality leather diModa FASHION IN LIVING	freedom G&G G&G FURNITURE	

Operational review – Africa



South Africa's household goods sector continued to experience strong demand during the year under review and Steinhoff Africa's furniture division performed particularly well due to its positioning to capitalise on increased consumer spending and a wider consumer base. Unitrans delivered sustainable growth under its different divisions, predominantly the significant performance by its motor division. PG Bison again delivered record results. All Steinhoff's timber interests have now been rebranded under the successful PG Bison brand. This resulted in an expanded integrated value chain, stretching from the plantations to value-added products supplied directly to the end consumer. The raw materials division experienced tough trading conditions as a result of import competition. The textile division was repositioned during the year to improve future contribution. The increase in fuel prices and continued high consumer spending and accompanying inflationary impact have resulted in interest rate hikes. This may cause a slowdown in the buoyant market which prevailed in household goods. To address these effects, actions have been implemented in all southern African operations to remain competitive, while maintaining profitable growth.

Revenue

In the year ended 30 June 2006, revenues increased by 80% from R9 958 million (restated in terms of circular 9/2006) to R17 928 million. A substantial portion of the increase was attributable to the first-time consolidation of the full-year results of Unitrans, which became a subsidiary with effect from January 2005.

Furniture division

Our furniture business in southern Africa consists of four sub-divisions: upholstered furniture, bedding, non-solid case goods and solid case goods. These divisions are also supported by an import distribution business, that imports household goods to supplement the manufactured ranges. Steinhoff Africa produces a significant number of the major brands in South Africa at price points ranging from the upper to lower ends of the market. Our manufacturing operations mainly produce for the local market while a portion of upholstery product is produced for export. It is intended to increase the proportion of revenue generated from export in the medium to longer term. At year end, the manufacturing operations consisted of 15 factories.

The manufacturing divisions were well positioned to capitalise on buoyant market conditions during the year. The import division was able to take advantage of opportunities arising from the strength of the rand and to combat increased competition from the East. The import division derives major benefits from the Steinhoff International Sourcing infrastructure including sourcing, quality control and order management.

Five of Steinhoff Africa's production facilities manufacture upholstered furniture, producing a wide variety of both static and motion lounge furniture in fabric and leather. In the financial year ended 30 June 2006, approximately 1% of southern African upholstered furniture production was exported. The Grafton Everest facility in Durban is the largest upholstered furniture factory in southern Africa measured by production volume. It exports a portion of its production, mainly to the UK. The Alpine brand, manufactured at our Cape Town facility, consists primarily of quality leather static and motion furniture of which a portion is exported to the UK. Milano Décor focuses on the decorator market, while Gommagomma is focused on affordable quality products to the mass market.

The bedding division produces a wide range of base sets and mattresses, in three South African facilities, under exclusive licences including Sealy Posturepedic, Slumberland, Ther-A-Pedic and Edblo. High volumes of lower-cost base sets and mattresses are sold under the Softex brand. The bedding division manufactures King Koil and Dunlopillo under licence for the Ellerine Holdings retail group. The consolidation of the bedding division was finalised during the year. The operations of the three bedding factories now report into one management team with a single order and production management system. Steinhoff Africa's raw material companies are significant suppliers to our bedding manufacturing operations.

Bakker & Steyger, based in Cape Town, produces solid timber, premium case goods ranging from kitchen and dining suites to bedroom suites. The production is sold to the middle to higher end of the southern African market. The facility was extensively damaged by fire during April 2005. The damaged sections were rebuilt and it became fully operational in September 2005.

Steinhoff owns the three largest foil case goods manufacturing facilities in South Africa, producing a wide variety of non-solid timber case goods made of particle board upgraded with foils. Products from the foil case goods factories are sold in the local market with some exported into neighbouring African countries. PG Bison supplies a significant portion of the required particle board (chipboard) to the foil case goods factories. Particle board is the main material used in production of non-solid case goods. The buoyant retail environment in South Africa resulted in both revenue and earnings growth within this division.

Roadway Logistics was restructured post year end and now forms part of the furniture division. Roadway Logistics deals with the distribution of household goods in South Africa and transports the majority of our manufactured furniture from factories to various retailers. Roadway also provides logistics services that include warehousing and home deliveries from a central hub in Gauteng for certain retailers.

Towards the latter half of the year, Steinhoff experienced increased problems with its furniture operations in Zimbabwe. As a result of changes with forex legislation, operational difficulties as well as a strained relationship with our joint venture partner, we are reconsidering our investment.

Two major trends currently facing the industry are exponential growth in imports from the East as well as customers becoming more discerning. The import competition is managed on a two-pronged approach: On the manufacturing side, the division has evaluated its value proposition and now offers a value-adding service difficult to replicate on imports. The division focuses on order quantities, lead times and backup services. Secondly, the division started to import and, with the backup and infrastructure enjoyed through Steinhoff International, has a competitive advantage over other importers. Regarding customers becoming more discerning, the division intends to restructure itself to get the right product to the market faster and offer differentiated product at the right price.

Although the macroeconomic environment is expected to be tougher in the year ahead, management is confident that the division is appropriately structured to take advantage of the many opportunities that remain in the market.



Danie van der Merwe

Managing director
Danie van der Merwe (48), BComm LLB

Marketing director
Gavin van der Merwe (46), BA, HDipCS, MBL

Divisional management
Group services
Hein Odendaal (49) (MD), CA(SA)

Internal control
Jan Opperman (48) CA(SA)

Furniture division
Peter Griffiths (43) (MD), CA(SA), CFA
Greg Boulle (50) (FD), CA(SA), Dip Tax
Chris Dirks (39) (Marketing), BComm (Hons)
Larry Webster (54) (Marketing and Sales: Case goods-foils)

Bedding
Mike Lawrence (57) (MD), Dip Prod Man
Malcolm McDonald (45) (FD), ACMA, ACIS, HDip BA
Tony Welthagen (56) (Marketing and Sales)

Upholstery
Tony Ash (53) (MD: Grafton Everest)
John Loydell (58) (MD: Alpine Lounge)
Wynand van Dyk (37) (MD: Milano Décor), Dip Prod Manavon
Mark Richardson (39) (MD: Gommagomma)
Roger Little (38) (MD: Gommagomma Zimbabwe)

Case goods (solids) and imports
Campbell Peter (56) (MD), Dip Marketing

Case goods (foils)
Willie de Lange (50) (MD: Highpoint)
Heath Mirtle (37) (MD: Pat Cornick)
Lawrence Light (57) (MD: Victoria Lewis)

PG Bison (Steinhoff Timber)
Chris van Niekerk (59) (CEO), BA (HED)
André Norval (48) (CFO), BComm, CA(SA), MBA
Andrew Gilbert (56) (Director: Capacity creation and Trade Retail), BAcc, MBA
Gary Chaplin (36) (COO: Timber Products)
Ian Scott (49) (COO: Panel products), BComm
Jörg Weeber (59) (Director: Capital Projects), Dipl Eng (Ger)
Philip Roux (37) (Director: Logistics), BComm MBA

Raw materials and African operations
Frans Human (51) (MD), BA
Albert Rapp (57) (FD), CA(SA)
Ferdie van Vuuren (53) (MD: Mattex), BComm
André Jooste (38) (MD: Loungefoam), BComm (Hons)

Unitrans
Jo Grové (57) (CEO), AMP (Oxford)
Philip Dieperink (50) (FD), BComm (Hons), CTA, CA(SA), HDip Tax
Frank Wagner (46) CEO: Unitrans Supply Chain Solutions), BAcc, CA(SA)
Steve Keys (45) (MD: Motor and Financial Services), CA(SA), HDip Tax
Nico Boshoff (51) (MD: Unitrans Passenger) BComm

India
Mahmud Alam (42) (MD), BComm


Jo Grové


Chris van Niekerk


Peter Griffiths


Frans Human


Mahmud Alam


Hein Odendaal

Raw materials

During the year under review, Steinhoff's raw materials division comprised Vitafoam (a foam producer), Mattex and Jatex (ticking and other textiles), Loungeweave, Steinhoff Mozambique and House of York, which became part of the division on 1 July 2006. The raw materials division produces mainly foam and textiles for use in the production of household goods and for sale to third parties locally and in western Europe and Australia. Through Vitafoam, Mattex and Jatex, as well as through the investment in BCM Holdings (a wire, spring and bedding component operation), the division is able to negotiate competitive terms on the supply and procurement side. In addition, the group owns an associate interest in Loungefoam, a producer of foam products for use in furniture and bedding. The combination of sourcing and our own production of raw materials allows us to secure a cost-effective and reliable source of inputs for our manufacturing operations and also leads to synergies in intragroup sourcing. This division not only supplies our manufacturing operations, but a significant portion of its production is supplied to third parties.

Vitafoam produces flexible polyurethane foam for use in the furniture and bedding industry and in packaging industries and other related consumable products. Vitafoam is able to produce economy foam mattresses that are popular in most African countries. Vitafoam has seven production plants located in South Africa, Namibia and Mozambique and mainly sells its products into the southern African market.

During the year, working closely with Steinhoff Bedding, Vitafoam has improved and expanded its bedding division nationally. This improvement was needed to satisfy the increased demand as a result of the group's bedding strategy to increase market share in foam beds at the bedding market's entry level. The introduction of the Gommagomma range of bedding during 2006 has not only expanded the value-added product portfolio of Vitafoam, but, with focused and innovative marketing efforts, provided Vitafoam with an excellent growth opportunity for the 2006/2007 financial year. The Gommagomma brand has been extended to a range of duvets and pillows and allows Vitafoam to offer a complete bedding solution to the retailer.

Vitafoam continued to grow market share in tough market conditions which saw dramatic increases in raw material cost, increased substitute products and competitors entering the market using price as the only mechanism to gain market share. One of the competitive advantages of Vitafoam is that we have a national footprint throughout southern Africa and are therefore located close to our customers with the resultant saving in distribution costs. Vitafoam, as one of the largest producers of foam in South Africa, enjoys competitive raw material prices and has the ability to manufacture a complete range of foam products.

Over and above the supply of foam to the furniture and bedding industries, Vitafoam is now able to manufacture and offer viscous (memory) foam, synthetic latex foam as well as high-density foam for use in packaging and other industries.

During the year, the textile division consisted of Mattex, Loungeweave and Jatex. The division continuously upgrades through technologically advanced equipment to retain its competitive edge in the market and comply with standards set by export markets.

Mattex is a Cape Town-based jacquard-weaving factory producing a wide range of damask mattress ticking, vertical blind fabrics, woven tape and napery products. During 2005, Mattex invested in modern equipment to supply quality jacquards into Europe, both to our own European operations as well as to third parties. Mattex also installed and commissioned a laminating machine which allows it to laminate a lower-quality fabric to spunbond without losing strength and while improving the texture of the fabric. The machine is also capable of laminating other substances, such as foam and plastic film, to fabric. Mattex's export sales of vertical and roller blinds increased to record levels in the year under review.

Loungeweave produces woven jacquard and damask mattress ticking in its factory in Isithebe. Its production currently supplies our own factories as well as other southern African manufacturers.

We have experienced a number of changes over the last year in the textile business, particularly as a result of the low-cost products being imported from countries such as China, Indonesia and Malaysia. To remain competitive, we have had to restructure the textile division and consolidate all our textile operations at Mattex in the Western Cape. This will place the division in a more competitive position for the future. Jatex has been closed, with assets disposed of subsequent to 30 June 2006, and no longer forms part of the raw materials division. Loungeweave will be shut down and Mattex will be the only remaining textile business and will focus on mattress ticking, vertical and roller blinds, yarn extrusion, tape edging and applications for the laminating machine. Suitable machinery from Loungeweave has been taken over by Mattex and relocated to Cape Town. In addition, we are capitalising on Steinhoff's sourcing abilities in Asia and we hope to improve and expand our product offering to customers by importing selected products from those areas. Mattex should benefit from turnover growth off a reduced cost base, which should allow the unit to compete on an import parity pricing basis.

Timber division

PG Bison

Our investment in PG Bison, the largest producer of particle board (chipboard), medium-density fibre board and decorative laminates in South Africa, enhanced existing synergies in the group and accelerated growth. Since the increased investment in June 2004, PG Bison has played a significant role in our timber strategy and is poised to unlock the benefits which we believe an integrated group can derive from the timber and forestry industries. The division now also incorporates all the timber interests of Steinhoff. The result has been the establishment of an integrated value chain, from growing trees in the forests to value-added product manufacturing to trade retail outlets, all under one Steinhoff division, branded as PG Bison.

PG Bison has three main areas of business: timber products, panel products and trade retail through its interests in Pennypinchers and Timber City retail stores. PG Bison incorporates 15 manufacturing facilities and 14 distribution facilities. In terms of our trade retail interest, we currently have 28 Pennypinchers and 46 Timber City stores. All Pennypinchers stores are joint ventures, and all new Timber City and some existing Timber City stores are moving towards joint-venture status. The retail chains provide an important distribution base for PG Bison's products.

With the major economic injection in the north-eastern Cape, approximately 3 000 direct jobs and many opportunities for local entrepreneurs will be created

The timber division now consists of activities in forestry, sawmilling and pole production. We own and manage forests, own and operate sawmills and manufacture timber-related products for sale into the local market. The group sources some of its timber requirements locally from third parties, but intends to secure an increasing proportion of timber through long-term supply arrangements or through its own production.

Poor financial results were recorded by all export functions such as doors, furniture and poles, while the performance of sawmilling and forestry was, on the whole, acceptable and according to expectations. During the first half of the financial year, steps were taken to exit all exports. This brought about the closure of three door factories, Moxwood, one furniture factory, Steincraft and the reduction of the extent of the pole manufacturing operations. Subsequently, a decision has been taken to reconsider the future of door manufacturing which may lead to the group's exit altogether. Negotiations are currently in progress aimed at achieving this objective. As far as sawmilling is concerned, manufacturing facilities where we were dependent on external log supply arrangements have come under increasing threat due, solely, to excessive log price increases. During the past 12 months, log price increases had a severely negative impact on some of our operations and the industry at large.

PG Bison completed the expansion and upgrading of its Piet Retief particle board plant, at a cost of R100 million, during 2005. The expansion significantly added to total particle board production capacity in South Africa.

The Pietermaritzburg particle board plant was upgraded in December 2005, aimed at reducing stack emissions. The project was completed at a cost of R15,5 million and the installation of new equipment and technology has brought emissions to a level below European minimum standards.

PG Bison has made an investment in Zimbabwe in a hardboard manufacturing facility.

The elimination of unprofitable activities, combined with the amalgamation with PG Bison's board plants, branch network and Timber City and Pennypinchers footprint, will turn the timber division into an integral and value-enhancing component for the group.

PG Bison currently owns and manages 87 000 hectares of forest land, mostly in the north-eastern Cape, of which 40 000 hectares is afforested. The company's southern Cape plantation is FSC certified and supplies a significant portion of the 13 000m³ of timber required per annum. The group also owns and operates four sawmills. The largest of these, the PG Bison Thesen sawmill in George, was completed and became fully operational in 2005. One of the most modern sawmills in southern Africa, it positions PG Bison to add optimum value to its forest resources in the southern Cape. It also forms an integral part of the integrated value chain, from tree to trade retail stores such as Pennypinchers. The new sawmill at George has the capability to add considerable value to our timber resources in the region. This plant is currently increasing production to reach design capacity of 555m³ per shift. This sawmill will supply sawn and treated timber to the structural, building, furniture and packaging industries throughout the eastern and southern Cape regions of South Africa. The remaining sawmills are located in Mpumalanga (eMpuluzi sawmill) and KwaZulu-Natal (Malenge and Weatherboard sawmills).

Despite some of these negative impacts on the PG Bison business, the company experienced another good year, and, for the seventh consecutive year, recorded a pre-tax profit growth above the targets set in 1999. This amalgamation with Steinhoff's timber interests bodes well for the future of PG Bison, and, with the new integrated value chain, we believe this will be to our advantage, as PG Bison will be in a position to offer unique packages to customers.

NECF (North Eastern Cape Forests)

The recent increase in timber prices motivated the group to increase its investment in owned and managed plantations to secure its future supply at controllable costs. Of particular

Contribution: Earnings


Africa
36%
64%
Other

significance during the past financial year was the acquisition of 67% of North Eastern Cape Forests from Mondi. This event was the catalyst for the approval of a major timber cluster project in the eastern Cape. This project, which will, *inter alia*, see the establishment of a 1 000m³ per day particle board plant, will cost between R1,3 and R1,5 billion, and forms part of a major economic injection for the north-eastern Cape, creating approximately 3 000 direct jobs and many opportunities for local entrepreneurs to provide supporting services. The number of secondary jobs created by this initiative is likely to be significant. The newly acquired forests, in partnership with the Industrial Development Corporation (IDC), also signified a major step towards self-sufficiency from a fibre resource perspective. The commissioning of the new particle board plant at Ugie, expected in January 2008, will set the company on an enhanced growth path. This asset, consisting of 80 000 hectares of land, with 33 000 hectares planted, has already made an impact on our forestry management resources and represents an exciting opportunity for the company as a whole.

Steinhoff embarked on the ambitious cluster development, some 5km outside Ugie on the Ugie-Maclear road, which centres around a particle board plant and plantations, allowing for possible future timber beneficiation processes to be added.

Further value will be added to raw board in the 35 000m²/day melamine faced board press plant. Allowance has been made for possible future timber beneficiation processes. Following the completion of an environmental impact assessment, which considered the opinions of all interested and affected parties and the rezoning of the earmarked site, the company started with earthworks at the end of May 2006. The local, provincial and national authorities are in full support of this development and have committed to providing the necessary infrastructure and services to support the development.

The socio-economic impact and benefits of these projects are extensive. Please refer to page 61 of the sustainable development report for a discussion of the impact and benefits of the NECF project.

Logistics

Steinhoff invested in logistics primarily through its stake in Unitrans and our own logistical operations which conduct distribution activities and serve our own and our customers' logistical needs, as well as those of third-party customers. Our logistics division develops strategic logistics and distribution networks, which are used to support the efficient and reliable distribution of our products in southern Africa, with the goal of creating a single channel of distribution for household products in the region from the factory to the end consumer. Our investments in logistics enable us to source cost-effective, efficient and reliable distribution solutions for our products.

Unitrans

Steinhoff acquired control of the JSE-listed freight, logistics and motor retail group, Unitrans Limited, with effect from January 2005. We chose Unitrans as our primary strategic partner for distribution in southern Africa based on its strong reputation and management team and its footprint in sub-Saharan Africa and its ability to grow with our operations worldwide. At the time of the investment, we believed Unitrans had the ability to grow with our operations worldwide.

Unitrans has many diverse complementary business interests in logistics, distribution and associated services. These include supply chain and re-engineering services, freight and passenger transport, warehousing, breakbulk services, vehicle retailing, fleet management and vehicle leasing, insurance and car rental. The group is well-diversified geographically, with profitable operations in 11 sub-Saharan countries and, more recently, in the United Kingdom.

Unitrans Supply Chain Solutions (USCS)

USCS houses the group's freight and logistics operations and has recently been restructured to facilitate its increased emphasis on the provision of supply chain solutions. In conjunction with its specialised marketing and sales arm, Unitrans Customer Solution Development (CSD), USCS offers supply chain re-engineering services to the market, together with traditional freight and logistics services.

Contribution: Net assets


Africa
25%
75%
Other

Contribution: Revenue


Africa
56%
44%
Other

Following its restructuring, USCS, supported by the supply chain re-engineering expertise within CSD, is well positioned to accelerate organic growth, either within its existing customer base or via partnerships with new customers. This cluster will evaluate prospects in additional market segments, as well as new regional opportunities in areas in Africa where Unitrans has acquired expertise.

Corporate activity

During the year Unitrans, with the assistance of Steinhoff UK Holdings Limited, acquired 60% of Unitrans Logistics (UK) Limited (Unitrans Logistics). Unitrans Logistics is the sole shareholder in Concorde Logistics Services Limited and TechXpress Limited, operating as specialist logistics service providers to high-technology companies in the United Kingdom and mainland Europe. This transaction positioned Unitrans for expansion of its logistics operations into the UK and Europe. This division plans to expand on its existing businesses and will look to capitalise on synergies with Steinhoff's operations in these territories.

Unitrans has acquired a 25,1% interest in Xinergistix Limited, the holding company of a broad-based black economic empowerment group of companies specialising in road freight transportation.

Unitrans previously announced the subscription for 13,02% of the group's total equity by Fundiswa Investments (Proprietary) Limited, a combination of Mvelaphanda Capital (Proprietary) Limited, Arch Equity Limited and an employee trust.

USCS has disposed of its 60% interest in the Botswana registered company, African Express (Pty) Limited. This disposal was in line with Unitrans' decision to exit from the express courier business.

The competition authorities approved the acquisition by Unitrans Motors (Proprietary) Limited of the remaining 60% of the issued share capital of Unitrans Rentals (South Africa) (Proprietary) Limited, trading as Hertz-Rent-A-Car, in August 2005. Hertz is now a wholly-owned Unitrans group subsidiary.

Unitrans Passenger

This division provides a comprehensive range of passenger transport and logistics services, both nationally and cross-border, through its specialised passenger transport operations. Unitrans Passenger will continue to pursue contracts in the commuter transport arena, where it has established a solid reputation. The division will also focus on strengthening its relationships with tour operators and on developing ongoing working partnerships to ensure increased differentiation of its services.

- Mega Bus
  The salient target markets are the mining, industrial and commuter sectors of the national market.
- Mega Coach and Mega Tourer
  Coach and minicoach services are provided to the tourist and corporate conference markets.
- Magic Bus
  Niche service provider to the corporate and private sectors of exclusive airport shuttle transfers in three major centres.
- Greyhound and Citiliner
  Intercity coach and bus transport services.
- Bojanala Bus
  This operation provides contractual commuter bus transport in North-West province.

Motor and financial services

This division's main service offering is the sale of new and pre-owned vehicles, parts and accessories, and after-market service. This is augmented by the provision of consumer credit, insurance products, fleet management services and car rental. Services and products are provided on a national basis. Market coverage ranges from passenger vehicles to heavy trucks. The motor retail division, which experienced another record-breaking year in 2006, sells and services both new and pre-owned vehicles through an extensive national network of 72 dealerships.

During the first half of the year, two new vehicle dealerships were acquired. In addition, three independent pre-owned vehicle dealerships were opened, as well as the division's first manufacturer-approved repair centre.

Prospects for the Unitrans motor and financial services division depend on consumer demand and, in turn, on interest rates. Although it is anticipated that the recent increases in interest rates will, to some extent, curb consumer spending, the demand for motor vehicles is nevertheless expected to remain strong in the medium term. The motor retail division's financing, insurance and after-market services should continue to benefit from sustained high levels of vehicle sales.

It is anticipated that the major portion of Unitrans' growth will continue to be organic in nature, and Unitrans is constantly evaluating acquisition opportunities

While it is anticipated that the major portion of Unitrans' growth will continue to be organic, Unitrans is constantly evaluating acquisition opportunities. It has adequate resources available to secure such opportunities, either locally or offshore.

Full details of Unitrans are available in its 2006 annual report and on its website on www.unitrans.co.za.

India

In India, we are invested in a joint venture with the Alam family in the Alam Tannery and Alstein. Alam Tannery is a leather manufacturing company which manufactures leather and cut and sewn leather upholstery furniture covers. Alam Tannery used to have two tanneries in Kolkata, which have, during the year, been replaced by a new tannery at the Kolkata leather complex. Most of our activities during the year centred around the purchase and installation of new plant and equipment. The tannery is planned to be completed by January 2007. Once the tannery is fully operational, this will be the largest leather furniture tannery in India. We also have an upholstery cut and sewn facility. This facility has a design centre which assists customers with new ideas and designs. This unit produces between 10 000 and 12 000 units per month. We believe the availability of inexpensive raw materials and skilled labour makes this region attractive for this type of venture. Most of the raw materials used in the manufacturing process are sourced from India. This is mainly due to the high population of livestock in India. The current output from this venture is exported to our factories in eastern Europe, as well as the UK, for use in upholstered products sold into the German and UK markets. We also set up a lounge suite manufacturing facility, which started production in the beginning of 2006. This facility will on full implementation be able to produce 150 units per day. The group includes an apparel factory producing small leather items. Subsequent to year end, we started to export leather and cut and sewn upholstery furniture covers to our manufacturing operations in South Africa.

India remains a region of interest to the group as there are huge opportunities for growth in the Indian market as well as opportunities to source products, specifically for Europe.

Amalgamated Appliance Holdings Limited (AMAP)

In September 2005, we acquired a 26% stake in AMAP, a JSE-listed company previously controlled by the US corporation Salton Inc. AMAP is a focused group specialising in importing, manufacturing and distributing household electrical and electronic durables. AMAP markets a series of leading global brands under licence, including Brother, Carmen, George Foreman, Hoover, Pioneer, Remington, Russell Hobbs, Sansui, Tannoy, Toshiba, Behringer, Stanton and Polaroid. The local brands owned by AMAP are Tedelex, Empisal, Salton, Saisho, Novex, Haz and Pineware. The group comprises two commercial divisions: appliances and electronics. Both divisions are supported by a manufacturing division and centralised corporate services.

Steinhoff and AMAP both supply to the major retailers in South Africa, and AMAP (although it operates two electrical goods factories, necessary to produce low-cost goods and efficiently deal with warranties and returns) sources the vast majority of its products from Asia (where Steinhoff has an efficient infrastructure). These synergies are expected to improve both companies' performance, especially in terms of sourcing and supply of products, as well as reciprocal trading opportunities. Steinhoff has appointed two representatives to the board of AMAP.

Full details of AMAP are available in its 2006 annual report and on its website on www.amapholdings.co.za.

KAP International Holdings Limited (KAP)

In December 2005, Steinhoff acquired a 21% stake in KAP for approximately R316 million. KAP is a diversified industrial company. Feltex Automotive is one of South Africa's largest automotive component manufacturers. Manufacturing facilities are situated in Durban, Rosslyn, Port Elizabeth and East London close to the original equipment manufacturers' assembly plants. We hold a pre-emptive right over the remaining shareholding held indirectly by Claas Daun, a non-executive director of Steinhoff. Other products manufactured by KAP include industrial footwear, Hosaf Fibres, Bull Brand Foods, Jordan shoes and Glodina. Expected synergies include the same raw materials (foam/textiles/leather) used for production in the automotive market that provides a strategic alternative for the group's raw material division, and reduces dependence on the furniture industry.

Full details of KAP are available in its 2006 annual report and on its website on www.kapinternational.co.za.

Associates


Amalgamated Appliances


KAP
International Holdings Ltd


LOUNGEFOAM


xinergistix

South Africa

forestry


PG BISON

sawmill


eMpuluzi
SAWMILL


MALENGE
SAWMILL


THESEN
SAWMILL


WEATHERBOARD
SAWMILL

imports


STEINHOFF IMPORTS

logistics


UNITRANS


MD
Vervoer
Transport


ROADWAY

retail


TIMBERCITY


Pennypinchers
FOR ALL YOUR BUILDING MATERIAL REQUIREMENTS


UNITRANS

manufacturing

South Africa


Alpine
LOUNGE


edblo
Your Bed For Life


Slumberland

HIGH POINT


grafton
everest
Designed for Life


Sealy
Sealy
Posturepedic


InnerACT


THERAPEDIC
SLEEP PRODUCTS

BAKKER & STEYGER


Milano
Decor


Softex
For a good night's sleep


DREAMLAND
Goodnight! Sleep Well!

Pat Cornick
— Furniture for Life —


Atelier
created by craftsmen


Gommagomma
The future in furnishings




BeechFurn
COLLECTION


Victoria Lewis
FURNITURE MANUFACTURERS


Vitafoam


Mattex


HOME OF QUALITY PRODUCTS
HOUSE OF
YORK


BISON
BORD


MELAWOOD
MELAMINE FACED BOARD


Deccon
continuous process laminate


RED2FIT
KITCHEN
COMPONENTS


SUPA
WOOD


WOODLINE


FORMICA


PG BISON


SOLID
CORE


MOJA


SUR!NNO
SOLID SURFACING

India


Alam Group


Namibia


NF

Group services



To achieve operating efficiencies and provide centralised management of activities, we provide certain services to our operating entities on a centralised basis from our South African headquarters with assistance from regional headquarters.

Certain group services are also provided to our operating entities by Steinhoff Europe, Steinhoff Africa or Steinhoff Asia Pacific as the case may be.

Financial management

Our financial management department implements and oversees procedures which must be followed in preparing financial reports and tax assessments. It also ensures that adequate risk control measures are in place. This includes proper insurance cover for directors' liability, product liability, business interruption, credit default debts, and the group's assets.

Internal control and audit

The internal control and audit department is mainly responsible for independent financial, internal control and operational system reviews and audits. This department also evaluates and assesses risk management processes and internal control frameworks. This includes financial and non-financial controls over all processes in the group contributing to the achievement of organisational objectives.

Human resources

Human resources is generally managed through regional human resources divisions. The group's head of human resources receives reports from each division, which, in turn, receives reports from each operating unit.

We currently have succession-planning procedures in place for management and senior employees. These contingency plans include, when required, outside recruitment, selection and assessment procedures and proper training for successor employees. In accordance with South African legislation, human resources also implements and oversees training programmes to ensure that historically disadvantaged employees receive specific training and development.

Information technology

Information technology decisions and day-to-day management within the group are managed at regional division level and overseen centrally by group services IT management. Although implementation, roll out, and subsequent maintenance and support are conducted at regional division level, group services IT management conducts regular onsite visits to evaluate system performance and future development plans.

Given the disparate operational requirements and the variety in infrastructure between the different regions and industries where we operate, we have made the decision not to implement a single platform or application solution.

We have implemented a worldwide standard to which all our divisions must comply with certain guidelines when implementing any form of new technology.

Legal

We currently have 11 licensed legal counsel. They are all actively involved in internal legal issues, such as drafting agreements, and the oversight of the group's statutory and legal reporting requirements. Matters which are country-specific are outsourced to accredited practitioners.

Strategic development

Our strategic development is driven by management at regional division level, who develop proposals for possible joint ventures, mergers and acquisitions, special projects and potential growth areas and expansion of current divisions.

These initiatives are supported by the different members with specified skills and expertise.

Tax

We have formed an inhouse tax department to ensure compliance worldwide.

Technical support

Group services provides technical support in connection with factory layouts, plant and equipment procurement as well as rendering advice on production processes to enhance efficiencies.

Treasury services

Our treasury services department organises adequate funding to enable us to explore or realise strategic opportunities and developments. Based on feasibility reports and the decisions on a particular opportunity, we decide whether and what type of funding to procure, manage and maintain.

Group services:

The teams include the following members:

Financial management
Michael Angeles (34), BComm, ACA
Stuart Crichton (26), BBus (Acc)
Judy Davey (45)
Bradley Drutman (33), CA(SA), ACA
Michael Eggers (34), MBA
Pieter le Roux (27), CA(SA)
Mariza Nel (33), BComm, ACMA (UK)
Frans Olivier (27), CA(SA)
Iwan Schelbert (44), BAcc
Dirk Schreiber (35), MBA
Lynette Tredoux (41), BCompt (Hons), CTA
Rod Urbina (37), BComm, ACA

Internal control and audit
Dries de Wet (36), BTech Cost and Management Accountancy, Nat Dip Cost & Mgmt Acc
Tammy Kowalsky (32), BComm (Hons), CA(SA)
Joan Murphy (39), BSc (Hons), Grad Dip Pers Trng Mgmt, CIPD (UK), AHRI
Jan Opperman (48), CA(SA)
Christine Polson (32), Dip HR Mgmt

Human resources
Johan Geldenhuys (50), BA (Hons), MBA
Tina Jakeman (50), MSc
Dianne Jones (46), Dip Teach, Dip Empl Rel, AHRI
Elwira Makareinis (50), Diploma personnel management
Katarzyna Miskiewicz (34), MBA
Stephan Nieuwoudt (39), BComm (Hons)
Dorota Siedziniewska (39), Graduate personnel management
Michael Stadie (47), Economics training

Information technology
Theo Finkeldey (38), Economics training
Enrico Liebenberg (50), BComm
Viv Makila (55), BEng
Jacques van Wyk (38)

Legal
Avon Booyse (34), BComm, BProc
Hans-Ulrich Bussas (51), BLaw
Marie-Aurelie Girard (38), BA, LLB
Gesche Hannig (31), BLaw
Julia Pajkert (27), BLaw
Shaun Pelser (35), BLC, LLB
Rod Simpson (30), BEc, LLB, Solicitor, F Fin (Aust)

Corporate services and strategic development
Theo de Klerk (37), BComm (Hons), CTA, HDip Tax
Ben la Grange (32), CA(SA)
Nico Siebrits (46), CA(SA)

Tax
Yvette Boshoff (32), CA(SA)
Magdalena Kostowska (33), BLaw
Philip Robinson (31), CA(SA)
Werner Smal (33), CA(SA)

Technical support
Ray Cox (64), Dip Mgmt
Wayne McNamara (37), Nat Dip Indus Eng
Philip Naude (28), MBA

Treasury services
Raj Bhardwaj (35), BBus, ACA
Helmut Apel (42), SAIFM

Other services
Derrik Matthew (58), (Corporate branding), Dip Marketing and Bus Mgmt
Gareth McFarlane (46), (Africa credit), BA (Hons), CIS, MBL
Themba Siyolo (44), (Transformation Executive), SEP Harvard, IRDP Stellenbosch, HRM GSB UCT
Oliver Störk (41), (Central Service), Degree Bus Admin

Corporate governance



Introduction

The Steinhoff group and its directors are fully committed to the principles of corporate governance and application of the highest ethical standards in the conduct of its business. The group endorses the principles of openness, integrity and accountability advocated by the code of corporate practices and conduct (the code) set out in the King II Report on Corporate Governance (King II). Efforts made in the group over a number of years conform to current international trends towards improving transparency in reporting and accountability. In all dealings, we strive to ensure that the interests of stakeholders are foremost in our decisions and that they are fully informed of the process. The board believes that the group complies with the code.

The key principles underpinning the group's governance are set out in this statement. The group believes that a corporate culture of compliance with applicable laws, regulations, internal policies and procedures is a core component of good corporate governance. Steinhoff believes that while compliance with the form of corporate governance is important, compliance with the substance of corporate governance and good citizenship in each jurisdiction where we operate will lead the group in the right direction.

The board charter

The board operates under an approved charter which regulates the way business is conducted by the board in line with the principles of sound corporate governance. The board charter, modelled on the principles recommended by King II, incorporates the powers of the board, providing a clear division of responsibilities and accountability of the board members, collectively and individually, to ensure a balance of power and authority. The annual self-evaluation process to review the effectiveness of the board, its committees and individual directors has also been entrenched.

Ethics

We have adopted a code of ethics, committing to the highest standards of conduct. The code of ethics has been approved by the directors and a formal ethics programme rolled out throughout the group. This code, *inter alia*, addresses conflicts of interest.

The group operates on the basis of decentralised management across numerous countries. All employees are required to maintain the highest level of ethical standards in ensuring that the group's business practices are conducted in a manner that, in all circumstances, is above reproach.

Steinhoff continues to expand its performance-driven culture of appropriate disclosure and transparency in which individual executives and employees assume responsibility for the actions of the business. The integrity of new appointees in selection and promotion processes is continuously assessed. The code spells out our commitment to shareholders and stakeholders, as well as policies and guidelines on the personal conduct of management officials and other employees.

Board of directors

The board of directors is appointed by shareholders and is responsible to shareholders for setting the direction of Steinhoff through establishing strategic objectives and key policies.

Our board of directors currently consists of 13 directors, seven of whom serve as executive directors and six who serve as non-executive directors. Three alternate executive directors were appointed during the year under review. The board considers Claas Daun, Dirk Ackerman, Jannie Mouton and Drs Len Konar and Franklin Sonn as independent non-executive directors, as described in King II. A period in excess of 3 years has expired since Norbert Steinhoff resigned from his employment with the group. He is now considered to qualify as an independent non-executive director. The non-executive directors, drawing on their skills and business acumen, ensure impartial and objective viewpoints in decision-making processes and standards of conduct. They enjoy significant influence in deliberations at meetings. Steinhoff's directors have a wide range of business-related expertise, as well as significant experience in financial, commercial and furniture industry activities. Directors are appointed on the basis of skill, acumen, experience and level of contribution to and impact on the activities of the group. Terms of office of non-executive directors are subject to three-year rotation provisions, while executive directors are appointed for terms of office not exceeding five years, subject to the company's general conditions of service.

Directors must dedicate sufficient time to be able to monitor, evaluate and provide effective commentary to the board and management on the financial and operational information supplied to the board.

All directors have access to management, including the company secretary and the legal department, and to information required to carry out their duties and responsibilities fully and effectively. Directors are encouraged to stay abreast of the group's business through independent site visits and meetings with senior management. Directors are provided with guidelines on their duties and responsibilities and a formal orientation programme has been established to familiarise incoming directors with the group's business, competitive posture and strategic plans and objectives.

The board meets at least four times annually and more frequently, if circumstances or decisions require. Directors declare their interests in contracts and other appointments at all board meetings. Meetings are conducted according to a formal agenda, ensuring that all substantive matters are properly addressed.

The main responsibilities of the board include:

- regular review of the strategic direction of investment decisions and performance against approved plans, budgets and best-practice standards
- determination of policy and processes to ensure integrity of the group's risk management and internal controls, communication and reporting and directors' evaluation
- rating the company's performance against approved budgets and prevailing economic conditions
- approving major capital expenditure programmes and significant acquisitions and disposals
- ultimately responsible for regulatory compliance
- although the board formally delegates power and authority to executive management, it remains ultimately responsible to retain full and effective control over the group and decisions on material matters are reserved by the board (including but not limited to capital expenditure, procurement, property transactions, borrowings and investments other than pre-approved materiality levels)
- the process, selection and appointment of directors, on recommendations of the nomination committee.

Structured management succession planning for purposes of identifying, developing and advancing future leaders in the group is an important element in the management process.

Meeting dates

Director	12 September 2005	5 December 2005	8 March 2006	5 June 2006
BE Steinhoff	√	√	√	√
MJ Jooste	√	√	√	√
DE Ackerman	√	√	√	√
CE Daun	√	–	√	√
KJ Grové	√	√	√	√
D Konar	√	√	√	√
JF Mouton	√	√	√	√
FJ Nel	√	√	√	√
FA Sonn	√	√	–	√
NW Steinhoff	√	√	√	√
IM Topping		Appointed 05/12/2005	√	√
DM van der Merwe	√	√	√	√
JHN van der Merwe	√	√	√	√
RH Walker	√	Resigned 01/11/2005	√	√
JNS du Plessis (alternate director)*	√	√	√	√
HJK Ferreira (alternate director)		Appointed 05/12/2005	√	√
SJ Grobler (company secretary – alternate director)	Appointed alternate director on 05/12/2005		√	√

** Reclassified from independent non-executive director to executive director with effect from 15 March 2006.*

Subject to specific fundamental, strategic and formal matters reserved for its decision, the board may delegate certain responsibilities to a number of standing committees, which operate within defined terms of reference laid down by the board, as referred to below. The board has executive, audit and risk, human resources and remuneration, nomination and group risk advisory committees to assist with its duties. Refer to page 54 for board committees.

Accountability

The CEO is responsible and accountable to the board for all group operations. The CEO has appointed managing directors (MDs) of the main operating divisions to assist in discharging this responsibility. The duties and responsibilities of the MDs are detailed in a formal role description, together with limits of authority, and these are approved and reviewed annually by the CEO.

The company's policy of decentralisation and flat organisational structure means that each region is managed autonomously. Each region has its own operational, marketing and social responsibility budget. Each business division is responsible for its own results and responds individually to customer needs, pricing policies, and in its choice of social responsibility programmes.

Company secretary

All directors have access to the advice and services of the company secretary, supported by the legal department, and are entitled and authorised to seek independent and professional advice about affairs of the group at the group's expense. The company secretary is responsible for the duties set out in section 268G of the Companies Act.

The certificate required to be signed in terms of subsection (d) of the act appears on page 69.

Remuneration report

Philosophy

The group human resources and remuneration committee is responsible for the remuneration strategy of the group, the approval of mandates for incentive schemes within the group and the determination of the remuneration of executive committee members, relative to local and international industry benchmarks. It also makes recommendations to the board regarding the remuneration of Steinhoff directors.

Employees in general

The following principles are used to determine appropriate remuneration levels:

- Employees linked to compulsory and binding bargaining structures and forums are paid accordingly
- Team performance-related incentive systems are, however, optional to ensure achievement of targets
- Supervisory and middle management's remuneration is linked to competency levels and team performance
- Underperformance is not incentivised and active steps are taken to improve individual performance or for that individual to leave the group, in line with accepted practices
- Strong long-term incentives are created to ensure that performers are retained
- The collective incentives promote and reward entrepreneurial skills according to performance.

The board applies the principles of good corporate governance relating to directors' remuneration. The company strives to strike a balance between the need to protect shareholders' interests and to provide the appropriate incentives to management and staff to ensure that sustainable value is being developed and maintained. Governance of directors' remuneration in Steinhoff is performed by the human resources and remuneration committee.

The remuneration philosophy of Steinhoff is to attract, retain and motivate executives while giving due consideration to remuneration levels, both within and outside the group. To meet these objectives, the committee duly considers external market representative surveys.

The company's primary executive remuneration objective is to reward executive directors to ensure that their interests are as far as possible commensurate with the interests of shareholders.

Annual bonus arrangements have been structured so that stretching targets are based on corporate, business unit and individual performance.

In setting remuneration levels, the committee commissions an independent evaluation of the roles of the executive team, and also of the next levels of management within the company. The committee takes independent advice from consultants on market-level remuneration, based on comparisons with other furniture manufacturing companies with which the company competes for executive talent.

The committee recognises the importance of linking rewards to business and personal performance and believes that the arrangements implemented provide an appropriate focus on performance and balance between short- and long-term incentives. The annual bonus plan and long-term incentive arrangements provide a significant portion of the total reward for the achievement of stretching target level business and personal performance objectives. Higher proportions of performance-based reward are available for the delivery of exceptional personal business performance, resulting in enhanced shareholder value.

The human resources and remuneration committee constantly monitors market practice to remain competitive, to ensure that reward policy supports company strategy and to reflect good corporate governance practice. The committee has implemented changes to Steinhoff's incentive strategy to help deliver enhanced shareholder returns. At this time, no other substantial changes to the company's policies on directors' remuneration are envisaged over the next year and in subsequent years. However, the committee may develop policy and, should it determine any changes o be appropriate, will report such changes to shareholders through established channels of consultation and reporting.

Executive directors

Remuneration for executive directors consists of a basic salary, a performance-related incentive bonus, retirement contributions, medical scheme membership and long-term share incentive schemes. All benefits are established in terms of the remuneration principles outlined here. In line with the group's remuneration philosophy, remuneration is reviewed annually by the human resources and remuneration committee after evaluating each executive director's performance, including that of the group CEO. In addition, the remuneration packages are benchmarked individually taking into account local, regional and global responsibilities. Details of the remuneration of the directors and information on share rights are set out on pages 146 to 151 of the financial statements.

Basic salary and benefits – salaries for executives are reviewed annually in September. Salaries are adjusted based on market-related activities, the group's performance and the individual's performance.

Annual bonus – the committee uses an annual performance bonus as an incentive to executives to achieve predetermined financial targets based on earnings growth and cash flow. The committee sets the financial targets of the executives and these targets are reviewed regularly.

Share incentive schemes – the company has share incentive schemes for senior executives which were approved by shareholders at the annual general meeting on 6 December 1999 and 1 December 2003 respectively. The committee grants rights which reflect the executive directors' remuneration. Rights granted are subject to time limits and clearly measurable performance criteria. The criteria set in respect of the rights granted with effect from 1 December 2003 in respect of 37 022 506 shares have been achieved and will mature in three tranches with effect from 1 December 2006. The human resources and remuneration committee will continue to implement a long-term incentive scheme by making further grants on an annual basis requiring clearly measured performance criteria to be met.

Non-executive directors

Fees for non-executive directors are recommended to the board by the group human resources and remuneration committee and reviewed annually with the assistance of external service providers. The committee takes cognisance of market norms and practices, as well as the additional responsibilities placed on board members by new acts, regulations and corporate governance guidelines. Options and share awards are granted to non-executive directors for their commitment and contributions to the affairs of the group.

Non-executive directors receive an annual fee for their input. The annual fee consists of a base fee, a committee membership fee and a fee for chairing the various committees. Steinhoff pays for all travelling and accommodation expenses for board meetings.

Due to the increased responsibility of non-executive roles in recent years, such fees are set at a competitive market level (based on analyses provided by consultants).

In line with best practice, the independent non-executive directors do not have service contracts and are not members of the group's pension schemes.

Management reporting

Management reporting disciplines include the preparation of annual budgets by operating entities. Monthly results and the financial status of operating entities are reported against approved budgets. Profit projections and cash flow forecasts are reviewed regularly, while working capital and borrowing levels are monitored continually.

Financial control and reporting

The directors are responsible for ensuring that group companies maintain adequate records, and for reasonable, accurate and reliable reporting on the financial position of the group and the results of activities. Financial reporting procedures are applied in the group at all levels to meet this responsibility. Holding company executives meet regularly with operating management on a formal basis and are effectively involved in the major decision-making processes of all group companies. Financial and other information is constantly reviewed and any action necessary is taken immediately.

The financial statements are prepared in accordance with International Financial Reporting Standards (IFRS).

Internal control and risk management

We operate a robust internal control structure. The executive team is responsible for implementing the risk management strategy; ensuring that an appropriate risk management framework is operating effectively across the group; embedding a risk culture throughout the group; and providing the board and the audit and risk committee with a consolidated view of the risk profile of Steinhoff, identifying any major exposures and mitigating actions. This strategy supports the board in discharging its responsibility for ensuring that the wide range of risks associated with the company's diverse operations is effectively managed in support of the creation and preservation of shareholder wealth. The board's policy on risk management encompasses all significant business risks to the group, including financial, operational and market and general risk (which includes compliance risk), which could undermine the achievement of business objectives. This system of risk management is designed so that the different business units are able to tailor and adapt their risk management processes to suit their specific circumstances. Risk assessment and reporting criteria are designed to provide the board with a consistent, company-wide perspective of the key risks.

The system of internal control, which is embedded in all key operations, provides reasonable rather than absolute assurance that the company's business objectives will be achieved within the risk tolerance levels defined by the board. Regular management reporting, which provides a balanced assessment of key risks and controls, is an important component of board assurance. The chief financial officer provides confirmation on a quarterly basis to the board that financial and accounting control frameworks have operated satisfactorily on a consistent basis. The board also receives assurance from the audit and risk committee, which derives its information, in part, from regular internal audit reports on risk and internal control throughout the group. The company's internal audit function has a formal collaboration process in place with the external auditors to ensure efficient coverage of internal controls and to eliminate duplication of effort.

The key features of the internal control system that operated throughout the year covered by the financial statements are described under the following headings:

- **Control environment**
  The board has put in place a documented organisational structure with clearly-defined and understood lines of responsibility and delegation of authority from the board to operating units. There are established policies and procedures, including the code of ethics, to foster a strong ethical climate.

- **Identification and evaluation of business risks and control objectives**
  The board has the primary responsibility for identifying the major business risks facing the group and for developing appropriate policies to manage those risks. The risk management approach is used to focus the attention of directors and management on the group's most significant areas of risk and to determine key control objectives. This process is supported by group risk advisory.

- **Information systems**
  The group operates a comprehensive annual planning and budgeting system with an annual budget approved by the board. There is a financial reporting system which compares results with plans and the previous year every month, to identify any significant deviation from approved plans. Reports include a monthly cash flow analysis projected for 12 months, which is used in determining whether the group has adequate funding for its future needs.

- **Risk management**
  The board of Steinhoff recognises the critical importance of the risk management function and takes ultimate responsibility for this function. The company is fully committed to complying with the risk management requirements and mandates of King II, and an enterprise-wide integrated risk management approach has been adopted in line with international best practice. The board is supported by executive and non-executive committees in the identification and management of risks, and the process is highlighted above.

The internal control department regularly reviews the implementation and management of the risk profile through the internal audit process.

The group manages risk in three categories with a varying degree of central guidance. The risks within each major risk category and the risk management process of the major risks facing the group are discussed in more detail below:

- **Financial risk management**
  The group's financial instruments consist mainly of deposits with banks, local money market instruments, accounts receivable and payable, loans to and from subsidiaries, leases, hire-purchase agreements and some derivatives. Derivative instruments are used by the group for hedging purposes. Such instruments include forward exchange and currency contracts and interest rate swap agreements. The group does not speculate in the trading of derivative or other financial instruments other than in the normal course of operations. In addition, the chief financial officer and central finance function play a major role in identifying and managing these risks through various forums which communicate and train operational finance executives in managing these risks.

Those major risks include:

- **Currency risk**
  Our business model is underpinned on the strategy of locating production and sourcing operations in emerging low-cost economies and supplying finished products into developed economies. Currently, our revenues outside southern Africa are earned principally in euro, sterling and Australian dollars. Our operating costs and expenses for our major European retail businesses are in sterling and Australian dollars, while Pennypinchers, Timber City and the Unitrans motor retail businesses operate in rand. On the other hand, our sourcing operations in the East mostly deal in US dollars, and all our manufacturing operations are located in emerging markets and these costs are therefore incurred principally in rand, zloty, forint and hryvnia. Also, as we are a South African-listed company, our reporting currency is rand. The group's reported profits, net assets and gearing are all affected by movements in foreign exchange rates.

  The responsibility for monitoring and managing these risks is that of management in conjunction with the central treasury and foreign exchange support functions. Since inception, the businesses have experienced a period of decline in emerging currencies against the euro, and during the period under review, both the zloty and rand have appreciated strongly against the euro and the US dollar, respectively. The mix and interaction of currencies in our business model is closely managed to protect the natural hedge which exists within some of our business units.

  Through various management forums, the group provides guidelines to key management in managing the risks. It is group policy to hedge exposure to cash and future contracted transactions in foreign currencies for a range of forward periods but not to hedge exposure for the translation of reported profits.

  Additional information is highlighted in the chief financial officer's report.

- **Treasury risk management**
  A finance forum consisting of senior executives of the group meets on a regular basis to analyse currency and interest rate exposure and to re-evaluate treasury management strategies in the context of most recent economic conditions and forecasts.

Steinhoff International Holdings Limited
(Holding company board)

→ Responsible for group risk management

Steinhoff group risk advisory committee:
Annual international non-executive report on key risks

Steinhoff Africa:
Quarterly regional executive report on key risks

Steinhoff Europe:
Quarterly regional executive report on key risks

Audit and risk committee:
Quarterly internal audit report on group management of risk

- Evaluates and reviews group risk
- Evaluates and reviews internal control and audit process continuously and reports quarterly at group level, receives reports and reviews quarterly
- Evaluates and reviews group risk management process

Steinhoff International group risk advisory committee (non-executives)

- Evaluates group risk strategy
- Monitors and reports on KPIs iro risks
- Independent identification of major risks facing group

Steinhoff Africa
(subsidiary company board)

Steinhoff Africa divisional boards, (Africa furniture, PG Bison (including timber), Raw Material):
- Quarterly regional executive report on key risks
- Monthly executive meetings: Evaluate and monitor risks at a micro-level.

Unitrans:
Audit committee meeting:
Quarterly regional executive report on key risks and their management

Steinhoff Europe
(subsidiary company board)

Steinhoff Europe divisional boards (German, Eastern European, Benelux, UK region and Pacific Rim):
- Quarterly regional executive report on key risks
- Monthly executive meetings: Evaluate and monitor risks at a micro-level.

Homestyle:
Audit committee meeting:
Quarterly regional executive report on key risks and their management

- **People risk**

Our strategic development and growth depends in part on the continued contributions of a number of our senior executive officers and key employees. As our business develops and expands, we believe our success will depend on our ability to manage, attract and retain skilled and qualified personnel. Competition for skilled employees in the furniture industry is intense.

Steinhoff has addressed this key risk by the recent launch of a comprehensive employer of choice programme which aims both to attract skilled and qualified personnel and retain the key employees necessary to secure the success of the group.

Reward and incentive schemes are also in place to align people goals to that of the group and its shareholders. Training is prioritised to develop skills and hedge against the risks posed by skills shortages in Steinhoff's business arena.

HIV/Aids

Aids poses risks to Steinhoff in terms of lost productivity and increased costs in our operations in southern Africa. The incidence of Aids in southern Africa, which is forecast to increase over the next decade, poses risks to Steinhoff in terms of potentially reduced productivity, our ability to recruit skilled employees and increased related costs. In addition, the increased incidence of Aids may lead to a decrease in consumer spending within the local population, which could adversely affect demand for our products in southern Africa. The potential impact of Aids on our operations and financial condition will be determined by a variety of factors, including the number of HIV infections among our employees, the progressive impact of HIV on infected employees' health, and the medical and other costs associated with the disease, most of which are beyond our control. During an independent study conducted in 2003, it was estimated that approximately 24% of the South African workforce would have been infected with HIV/Aids by 2006. The study further found that, compared to the general population of South Africa, Steinhoff has a moderate risk profile.

Various initiatives are undertaken by the group to counter this risk, further details of which are contained in the sustainable development report.

Labour disputes

Our operations and financial condition may be adversely affected by labour disputes or changes in labour laws in the various jurisdictions in which we operate. The largest concentration of our employees is in South Africa and Poland. Labour laws may continue to change in South Africa in future in a manner which could adversely affect our business. Significant labour disruptions at any of our operations could have a material adverse effect on our business, operating results and financial condition.

In certain rural areas of Poland where we operate, there is little organised labour activity and membership in labour unions is low. However, following Poland's accession to the EU in May 2004, Polish labour unions have become more prevalent. While we strive to maintain a good relationship with our workforce in all the regions in which we operate, an increase in organised labour activity may affect our profitability, to the extent such increase in organised labour activity leads to work stoppages or demands for increased levels of compensation.

- **Pension and provident fund risk**

A suitably qualified board of trustees exists, which, together with professional investment advisors and internal investment subcommittees, is responsible for evaluating the effectiveness of investment decisions. The group remains committed to its pension obligation to current and former employees, and to pensions in general as a key part of its remuneration package.

- **Insurance and risk management**

The group undertakes an annual assessment in conjunction with the insurance brokers of the risk exposure relative to assets and possible liabilities arising. All risks are considered adequately covered, except for political risks. Self-insurance programmes are in operation covering primary levels of risk at a cost more advantageous than open market premiums. Regular risk management audits are conducted by the group's risk management and insurance consultants, whereby improvement areas are identified and resultant action plans implemented accordingly. Assets are insured at replacement values.

- **Market and general risks**
  - **Downturn in the global economy**

Historically, the furniture and household goods industry has been cyclical, generally fluctuating with economic cycles and conditions. Demand is sensitive to general economic conditions, including housing activity, interest rate levels, current economic growth, credit availability and other factors which affect consumer spending habits. Due to the discretionary nature of most furniture and household goods purchases and the fact that they often represent a significant expenditure to the average consumer, such purchases may be deferred during times of economic uncertainty. These general economic factors affect not only the ultimate consumer, but also impact mass and speciality retailers, which are our primary customers.

In recent years, global economic conditions have been volatile, due in part to terrorist activity, ongoing geo-political concerns and substantial movements in global stock markets and stock indices. As a result, consumer confidence has been inconsistent. For example, the overall size of the German furniture retail market, from which we derive a significant portion of our revenues, has been static for the last six years, and only recently showed signs of improving. Recessions or prolonged economic downturns in the markets in which we operate could affect our industry and thus have a material adverse effect on our business, financial condition or results of operations.

Steinhoff maintains a geographic and industrial diversity of businesses as a natural hedge to protect the group against an economic downturn in specific regions. The geographical spread of the manufacturing, sourcing and warehousing functions allows units to quickly adjust operations to counter market difficulties. The ability for units to adapt in certain circumstances, together with a review of market forecasts, is reviewed and measured at regional board level, which consists of all key operational directors, such as the raw material, manufacturing and timber divisions, which are able to provide key insights in this regard. Steinhoff is expecting an increased interest rate environment for most of the markets in which the group currently operates.

- Regulatory environment

Our operations are subject to various laws and regulations in the jurisdictions in which we operate, relating to such matters as health and safety, employment, antitrust and environmental issues. Future changes in such laws and regulations could also have an adverse effect on our business, financial condition or results of operations.

Various forums, led by functional experts, are used throughout the group to communicate the effect and direction of possible legislative and regulatory changes in the countries in which we operate to key management in various business units.

- Concentration risk

A large portion of our furniture sales in southern Africa, which represent a material portion of our sales in the region, is sold to a relatively small number of major retail groups. We have no long-term written contracts with these customers for the purchase of products, but instead sell our products under short-term purchase orders, consistent with general industry practice. The loss of any significant customer, whether through business failure or otherwise, or a substantial reduction in purchases by any such customer in southern Africa, could have a material adverse effect on our business and results of operations if we were unable to replace such customer or purchases.

Also, we may be regarded by the South African anti-trust authorities as having a large market share in the South African furniture market, and our South African operations are subject to certain anti-competition legislation and regulatory oversight. Certain expansions of our operations in South Africa through acquisitions may require regulatory approval. While to date all our South African acquisitions have been approved by regulatory authorities, it is possible that in future we may not receive approval to make additional acquisitions or that such approval may be subject to various conditions, which could affect our ability to expand our operations in that market.

In addition to refusing to grant approval for certain potential acquisitions, the anti-trust authorities may take other actions which could prevent further growth of our market share in South Africa in other ways.

- Political and economic risk

South Africa's exchange control regulations restrict the export of capital from the common monetary area. transactions between South African residents (including companies) and non-residents of the common monetary area are subject to exchange controls enforced by the South African Reserve Bank (the SARB). In general, South African companies are not permitted to export capital from South Africa or to hold foreign currency without the approval of the SARB and are required to repatriate to South Africa profits of their foreign operations. In addition, South African companies are restricted from providing financial assistance, such as loans and guarantees, to non-South African subsidiaries without SARB approval. We currently have SARB approval to retain profits of our non-South African subsidiaries and joint ventures outside South Africa, but if we were to lose this permission, South African exchange control restrictions could hinder our normal corporate functioning, particularly our ability to fund acquisitions, capital expenditures and operations outside South Africa.

Black economic empowerment (BEE) is a programme launched by the South African government to redress the inequalities of the past by giving previously disadvantaged groups in South Africa (Africans, coloureds and Indians) economic opportunities previously not available to them. This includes measures such as employment equity, skills

Steinhoff maintains a geographic and industrial diversity of businesses as a natural hedge to protect the group against an economic downturn development, targets for ownership, management and preferential procurement. BEE reaches much further than affirmative action programmes in other countries. BEE is actively supported in South Africa, and has many benefits such as preferential-supplier status to government and other compliant-businesses. Should Steinhoff fail to manage BEE compliance and the required business return on investment, the result of our operations and ultimately our profitability may be adversely affected.

Political or economic instability in South Africa or regionally may have an adverse effect on our operations and profits.

Political and economic risks throughout central and eastern Europe may adversely affect our operations. Our operations in Poland, Hungary, the Ukraine and Asia may be adversely affected by political and economic risks related to central and eastern Europe. As countries in central and eastern Europe continue the transition to a market economy through increased development and structural reform, rapid fluctuations in consumer prices, interest rates and GDP may continue to occur, making local economies generally weaker and more volatile than the economies of more developed countries.

- Main control procedures

  The board has adopted a schedule of matters which is required to be brought to it for consideration, thus ensuring that it maintains full and effective control over appropriate strategic, financial, organisational and compliance issues. The board has identified a number of key areas that are subject to regular reporting to the board, including treasury, legal and other matters. Financial controls and procedures are in place, including procedures for seeking and obtaining approval for major transactions and organisational changes, as well as organisational controls involving the segregation of incompatible duties and controls relating to the safeguarding of assets.

- Monitoring

  The board has delegated to executive management implementation of the system of risk management and internal financial control. The operation of the system is monitored and a programme of reviews focusing on key aspects of the business has been carried out.

  The board conducts a review of the operation and effectiveness of this system of internal financial control annually. The board considers that there have been no weaknesses in this system that have led to any material losses or contingencies during the last year or the period from the balance sheet date to the date of this report.

The group adopts a proactive stance in disseminating appropriate operational information to stakeholders

The directors accept responsibility for maintaining appropriate internal control systems to ensure company assets are safeguarded and managed, and losses arising from fraud or other illegal acts are minimised. Control systems are continually monitored and improved in accordance with generally accepted best practices.

Internal control and audit

The internal audit department is a function established at corporate level, reporting to the audit and risk committee, to assist executive management and the audit and risk committee in the effective discharge of their respective responsibilities by means of independent financial, internal control and operational systems reviews.

The internal audit function operates in terms of an internal audit charter approved by the audit and risk committee.

Internal audit evaluates and assesses the adequacy of risk management processes and internal control frameworks and reports any significant issues, including supplying recommendations to improve these processes through active and constructive resolutions. The internal audit function reviews the effectiveness of financial and non-financial controls over all processes that contribute to the achievement of organisational objectives. It further provides information on the status and results of the annual audit plan.

The internal audit function has been internalised with dedicated group personnel charged with the responsibility of undertaking internal audits independently from operational management at Steinhoff Africa and Unitrans. In other parts of the group, the internal audit function has been outsourced to independent professional service providers.

Stakeholder communication and investor relations

The board considers that balanced and understandable communication of the group's activities to stakeholders is essential and strives to clearly present any matters material to a proper appreciation of the group's position. The interests and concern of stakeholders are addressed wherever possible by communicating information, as it becomes known, regardless of the potentially positive or negative impact.

The group values its dialogue with both institutional and private investors and has a proactive approach to these relationships. There is a regular two-way communication with investors and analysts, presentations after the interim and preliminary results and site visits. The results for the current year were again presented to the Investment Analysts Society in Johannesburg and, simultaneously, to invited institutional shareholders globally via electronic medium.

The directors seek to build on a mutual understanding of objectives shared between the company and its institutional and private shareholders through a regular series of meetings and presentations. Shareholders are invited to write to the chairman (or any other director) and express their views on any issues of concern at any time. Shareholders can also attend the annual general meeting at which they have an opportunity to ask questions and the chairman presents a review of results and current business activity. At last year's annual general meeting, all resolutions were passed on a show of hands. After the vote, the level of proxies lodged on each resolution was announced at the meeting. The chairmen of the audit and risk, nomination, and human resources and remuneration committees are also available at these meetings to take any relevant questions.

The group adopts a proactive stance in disseminating appropriate operational information to stakeholders through print and electronic news releases and the statutory publication of the group's financial performance.

The website, www.steinhoffinternational.com enables all shareholders to access results presentations and detailed information on the group and its portfolios.

Fraud and illegal acts

The group does not engage in or accept or condone the engaging in of any illegal acts in the conduct of its business. The directors' policy is to actively pursue and encourage prosecution of perpetrators of fraudulent or other illegal activities should they become aware of any such acts. The group has implemented a fraud line to facilitate reporting any fraud or illegal acts, which is managed and administered by KPMG.

Insider trading

The group has an insider trading policy, which prohibits directors and officers from dealing in Steinhoff's shares, as well as the shares of listed subsidiaries of the group, either directly or indirectly, on the basis of unpublished or price-sensitive information regarding the business or affairs of the group and its listed subsidiaries. Employees are advised not to deal, directly or indirectly, in Steinhoff shares or warrants or shares of listed subsidiaries of the group on the basis of unpublished or price-sensitive information. No director or officer who is privy to unpublished price-sensitive information may trade in Steinhoff shares or warrants during embargo periods determined by the board. These include the periods between the end of the interim and annual reporting periods and the announcement of financial and operating results for such reporting periods.

A report of all dealings by directors and officers in the shares of Steinhoff and its listed subsidiaries is tabled at each board meeting. Any share dealings by directors of the company and its major subsidiaries, or the company secretary, are notified to the JSE for publication via the Stock Exchange News Services (SENS).

Interest in contracts

The group has a policy regulating disclosure of interest in contracts. The policy dictates that all employees disclose any interest in contracts to assess any possible conflict of interest. The policy also dictates that directors and senior officers of the group must disclose any interest in contracts as well as other appointments to assess any conflict of interest in fiduciary duties.

During the year under review, save as disclosed in the financial statements, no directors had a significant interest in any material contract or arrangement entered into by the company or its subsidiaries.

Going concern

The directors report that, after making enquiries, they have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going-concern basis in preparing the financial statements.

Board committees

For the year under review, the various committees comprised executive and non-executive directors. The composition has subsequently changed and, from 11 September 2006, the board committees (excluding the executive committee) will comprise non-executive directors only. All committees discussed on page 54 and 55 operate within defined terms of reference and authority granted to them by the board.

The audit and risk committee considered the position of Deloitte & Touche and resolved that Deloitte & Touche is independent of the group and recommended the reappointment of Deloitte & Touche as auditors.

This view and recommendation was endorsed by the board of directors on 11 September 2006.

Board of directors
Executive



Bruno Ewald Steinhoff (68)~

Bruno is the founder of the Steinhoff group and currently serves as executive chairman, with specific responsibility for strategic development. After studying industrial business, Bruno started his furniture trade and distribution business in June 1964 in Westerstede, Germany. In 1971, he expanded into manufacturing with the first upholstery factory in Remels. During the 1980s and 1990s, Bruno acquired interests in central and eastern Europe and also ventured into South Africa in a joint venture with Claas Daun involving Gommagomma Holdings. He has 42 years experience in the furniture business and more than 32 years' manufacturing experience. Bruno also serves on the regional board of Commerzbank for northern Germany and PSG Group Limited in South Africa.



Markus Johannes Jooste (45)
BAcc, CA(SA)

Markus is an executive director and chief executive officer of the Steinhoff group. In 1988, Markus joined Gommagomma Holdings (Pty) Limited (now Steinhoff Africa Holdings (Pty) Limited) as financial director and became involved in merging the southern African furniture operation with the extensive interests of Bruno Steinhoff. In 1998, Markus was appointed as executive director and took responsibility for the European operations of the group and also for directing the group's international marketing and financial disciplines. In 2000, Markus was appointed group managing director of Steinhoff International and chairman of Steinhoff Africa. Markus also serves as non-executive on the boards of various non-listed group companies and the following listed companies: Unitrans Limited (member of the remuneration committee), PSG Group Limited (member of the remuneration committee), KAP International Holdings Limited, Amalgamated Appliance Holdings Limited, Homestyle Group plc and Phumelela Gaming and Leisure Limited. He is also a non-executive director of The Racing Association.



Johannes Henoch Neethling van der Merwe (47)
BAcc, BCompt (Hons), CA(SA)

Jan is an executive director and has been chief financial officer of Steinhoff since November 2003. Jan previously led the Steinhoff International Group Services team. He has wide experience in most of the operational aspects of the group's business. A qualified chartered accountant, Jan entered the industry as a buyer for Gommagomma Holdings (Pty) Limited (now Steinhoff Africa Holdings (Pty) Limited) in 1989. Since then, he has held several positions, including managing director of Steinhoff Furniture, Cape Town. He was appointed managing director of Steinhoff Africa Group Services in 1999 and International Group Services in 2001. Jan also serves on several boards, including Unitrans Limited (member of the audit and risk committee) and Homestyle Group plc, as a non-executive director. Jan is a member of the audit committee for KAP International Holdings Limited and Amalgamated Appliance Holdings Limited.



Fredrik Johannes Nel (47)
BCompt (Hons), CA(SA)

Frikkie is an executive director and financial director of Steinhoff. He was appointed as financial director of Steinhoff in 1998 and also acted as company secretary for the group. After serving as an accountant with a private company, he joined Gommagomma Holdings (Pty) Limited (now Steinhoff Africa Holdings (Pty) Limited) as financial manager in 1989, becoming financial director in 1990. He qualified as a chartered accountant in 1993.

Alternate and company secretary



Daniël Maree van der Merwe (48)
BComm, LLB

Danie was elected to the Steinhoff board in 1999 and is group managing director for Steinhoff Africa. He was admitted as an attorney of the High Court of South Africa in 1986 and practised as an attorney specialising in commercial and labour law. In 1990, Danie joined the Roadway Transport Group and was instrumental in developing the strategic direction and growth of this group. In early 1998, following the merger of Roadway Transport Group with Steinhoff Africa, Danie joined the group. He currently serves on the boards of Unitrans Limited, PG Bison Group, Steinhoff Asia Pacific Limited, Amalgamated Appliance Holdings Limited, KAP International Holdings Limited and holds several other appointments within the group, with specific responsibility for the southern African and Indian operations.



Karel Johan Grové (57)

Jo is the chief executive officer of Unitrans Limited and joined Steinhoff as a non-executive director in September 2000. He has more than 36 years' experience in the accounting and banking industries. His career began in 1969 when he was appointed cost and works accountant with Shaft Sinkers (Proprietary) Limited. In 1976 he founded Medical Leasing Services, a company providing specialised financial services, mainly to medical doctors. In 1987, the business was sold to the Absa group, the name was changed to MLS Bank, and Jo was appointed chief executive officer, a position he held until 1995. Later that year, he established Imperial Bank and served on the main board of Imperial Holdings until he joined Unitrans Limited as chief executive in September 1998. Jo was appointed an executive director of Steinhoff, following the approval and implementation of the acquisition of the majority shareholding in Unitrans Limited. He also serves on the board of SA PGA Tour.



Ian Michael Topping (46)#
MA, MBA

Ian heads the group's operations in the United Kingdom, combining his role as chief executive of Homestyle Group plc, Steinhoff's 61% majority-owned furniture retailing business with the role of chairman of Steinhoff's United Kingdom manufacturing operations. Ian joined the group in 2001 following the acquisition of Relyon Group plc in the United Kingdom, a furniture manufacturing group of which he was chief executive from 1993 to 2001. Ian has an MA in engineering science and economics from Oxford University and an MBA from Manchester Business School combined with a period of study at New York University Graduate School of Business. His early career was in the oil industry and management consultancy. Ian was appointed as executive director in December 2005.



Stephanus Johannes Grobler (47)
BComm (Hons), LLB

Stéhan is an alternate executive director. In December 1999, Stéhan was appointed company secretary of Steinhoff and joined the group in a more formal relationship on 1 July 2000. Stéhan was admitted as an attorney of the High Court of South Africa in 1989. He is also admitted as a notary public, conveyancer and to appear in the High Court of South Africa. Stéhan gained extensive experience practising in the business and corporate law fields advising various companies, listed and unlisted, on commercial and company law issues. Stéhan also acts as the compliance officer and heads the legal department of the group. He also acts as director for various group and other companies. Stéhan was appointed as alternate executive director in December 2005.

Alternate



Hendrik Johan Karel Ferreira (51)

BCompt (Hons), CA(SA)

Piet is an alternate executive director with effect from December 2005. He commenced his career in corporate finance in 1986 and worked in several merchant banks before joining Steinhoff on 1 January 2002. During his career with South African merchant banks, he was involved with various corporate finance transactions, including Steinhoff's initial public offering on the JSE in 1998. Piet has extensive corporate finance experience and expertise in the field of mergers and acquisitions, rights offers, company restructures and general corporate finance advice. His responsibilities with Steinhoff International group services include the provision of internal corporate advisory services and investor relations. Piet is also a serving member of the Issuer Services Advisory Committee of the JSE.



Johannes Nicolaas Stephanus du Plessis (57)

BComm, LLB

Johann has been a non-executive director of Steinhoff since 2002 and was reclassified as executive director in March 2006. He resigned as non-executive director and was appointed alternate director on 15 March 2006. He is a trial lawyer by profession and was a member of the Cape Bar. He was admitted as counsel during 1974 and took silk in 1989. He has been exposed during the course of his career to a wide range of commercial matters. He has occasionally acted as judge in the High Court.

Non-executive



Deenadayalen Konar (52) §•†*

BComm, HDipAcc, MAS, CertTaxLaw, DComm, CA(SA)

Len joined the group in 1998 and is an independent consultant and professional director. Prior positions include executive director of internal audit portfolio and head of investments at the Independent Development Trust, and professor and head of the department of accountancy at the University of Durban-Westville. He is a past patron of the Institute of Internal Auditors South Africa, and a member of the King Committee on Corporate Governance in South Africa, the Securities Regulation Panel and the Institute of Directors. He was appointed chairperson of the ministerial panel for the review of the regulation of accountants and auditors in South Africa in 2003. Len is also a non-executive director of Old Mutual South Africa, the South African Reserve Bank, Sappi Limited and Kumba Resources Limited. Len was appointed chairman of the external audit committee of the International Monetary Fund in Washington. Len chairs the audit and risk, nomination and group risk advisory committees and acts as senior director.



Dirk Emil Ackerman (71) §•*

Dirk is an independent non-executive director and the chairman of the human resources and remuneration committee, a position he has held since joining the group in September 1998. He has more than 41 years of management experience. He joined Chubb and Sons Lock & Safe Group in 1961 and was appointed managing director of Chubb Holdings Limited in 1981. He became chairman and chief executive in 1986 and, since retirement in June 1994, acted as non-executive chairman until 1996. Dirk completed several management courses with the University of Cape Town Graduate School of Business and Henley Management College in the United Kingdom. In October 1993, Dirk received the order for meritorious service – silver from the state for public and private sector service. Dirk chairs the human resources and remuneration committees.



Claas Edmund Daun (63)~
BAcc, CA

Claas joined Steinhoff Germany as director in 1992 and has acted as a non-executive director of Steinhoff since its listing in 1998. Claas has extensive experience of management and investments worldwide and is a corporate investor in several industries. He is currently a member of the boards of KAP International Holdings Limited, KAP AG, Courthiel Holdings (Pty) Limited, Daun & Cie AG and BCM Holdings (Pty) Limited, Stöhr AG Geros Beteiligungsverwaltungs GmbH, Mech Baumwoll-Spinnerei & Weberei AG and Oldenburgische Landesbank AG, and holds several other directorships. He is also a member of the board and one of the vice-presidents of The Southern African German Chamber of Commerce and Industry. Claas is also honorary consul of South Africa in Lower Saxony, Germany. Claas holds a master's degree in business commerce from the University of Cologne and qualified as chartered accountant in 1975.



Johannes Fredericus Mouton (60)§*
BComm (Hons), CA(SA), AEP

Jannie started his career with Federale Volksbeleggings Limited as financial manager and after a period as financial director with Kanhym Limited, established Senekal Mouton & Kitshoff Inc, a stockbroking company and member of the JSE. He served as member of several JSE committees and was instrumental in various corporate transactions. He has 31 years of experience in financial management and investment banking. Other board positions include the various PSG Group companies, the Capitec Group, Remgro Limited and Arch Equity Limited. He also serves as a trustee on Stellenbosch University's various trust and investment funds.



Franklin Abraham Sonn (67)•†*
BA, HDipEd (Hons), FIAC

Franklin joined Steinhoff as an independent non-executive director in 2002. He was appointed democratic South Africa's first ambassador to the United States of America from 1995 to 1998. He returned to South Africa in 1999 and is the recipient of 12 honorary doctorates in law, education, humanities and philosophy from various institutions in South Africa, Europe and North America. He served as rector of Peninsula Technikon for 17 years and has been serving as chancellor of the University of the Free State since 2002. Current board positions include chairman of Airports Company South Africa Limited, Piazza Park (Pty) Limited (holding company for Sun Inter-Continental Hotel of Johannesburg International Airport), African Star Ventures (Pty) Limited, Kwezi V3 Engineers, Ekapa Mining (Pty) Limited and non-executive director of Absa Bank Limited, Absa Group Limited, Absa Personal Bank, Sappi Limited, Macsteel Holdings, Metropolitan Holdings Limited, Pioneer Food Group Limited, RGA Reinsurance Company of South Africa and Safmarine (Pty) Limited.



Norbert Walter Steinhoff (58)~*
Diplom Volkswirt (rer pol)

Norbert currently acts as non-executive director, although he completed a term as executive director for Steinhoff since 1998, in April 2003. Norbert joined Bruno Steinhoff GmbH in October 1975 and has held various marketing, sales and management positions. He studied economics at the University of Mannheim with practical training in Paris and London. He completed his bachelor's degree and obtained the certificate of diploma Volkswirt (rer pol) in 1974. He also completed a specialised trainee programme on marketing and product management with the American group, Eli Lilly, in Bad Homburg.

~ German
 # British
§ Audit and risk committee
• Human resources and remuneration committee
† Nomination committee
** Group risk advisory committee*

Board committees

All committees discussed below operate within a defined terms of reference and authority granted to them by the board. Subsequent to year end, all committees (excluding the executive committee) will comprise only non-executive directors.

Committee	Purpose	Composition	Meetings
Executive committee	Responsible for assisting and advising the chief executive in implementing the strategies and policies determined by the board, managing the business and affairs of the company, prioritising the allocation of capital, technical and human resources and establishing best management practices. Monitors the performance of the company and assists the chief executive and financial officers in preparing the annual budget for review and approval by the board. Responsible for reviewing and monitoring the company's system of internal control.	Comprised nine executives, under the chairmanship of the chief executive officer, during the year under review.	Meets regularly, approximately every three weeks and further meets formally each month with senior executive management, designated staff members and divisional directors.
Audit and risk committee	Responsible for the integrity of financial reporting and the audit process. In fulfilling this role, the committee reviews accounting principles, policies and practices adopted in the preparation of financial information in South Africa, the UK, Europe and Australia. Responsible for the risk management and internal control systems are maintained. Considers significant risk and control issues arising from the chief financial officer's report on financial and accounting frameworks. Oversees relations with external auditors and reviews the effectiveness of the internal audit function. Approves external auditors' appointment, terms of engagement, fees, scope of work, process of annual audit, applicable levels of materiality. Reviews the independence of external auditors and the services they provide, and ensures that their independence is not impaired by non-audit services provided. Responsible for overall compliance with corporate governance principles regarding external audit function. Manages the internal control and audit function. These functions report and have unrestricted access to the audit and risk committee.	Comprised four members, three of whom were independent non-executive directors, under the chairmanship of the independent, non-executive director, Len Konar, during the year under review. Policy review lead to all executive directors resigning from the various board committees.	Meets formally at least four times per annum, with the external auditors attending the meetings.

Committee	Purpose	Composition	Meetings
Human resources and remuneration committee	Responsible to review and approve the remuneration and employment terms and conditions of executive directors and senior group executives. Considers new appointments to the group. Responsible for group's remuneration philosophy, policies, annual incentive bonus schemes and allocation of share rights. Determine the rewards of the chairman, chief executive, executive and non-executive directors and senior executives for individual contributions to the company's overall performance. Reviews executive succession and development plans. Reviews the remuneration strategies, packages and schemes and monitor these so that it remains related to performance objectives, suitably competitive and give due regard to shareholders' interests. Ensures maintenance of appropriate human resource strategies, policies and practices.	Comprised three independent, non-executive directors and one executive director, under the chairmanship of Dirk Ackerman, during the year under review.	Meets at least twice a year with *ad hoc* meetings as required.
Nomination committee	Makes recommendations to the board on the appointment of executive and non-executive directors and the composition of the board generally.	Comprised two non-executive directors and one executive director. These directors acted in consultation with the executive chairman during the year under review. Chairmanship of this committee now vests in Len Konar.	Meets at least once a year.
Group risk advisory committee	Assists the board in reviewing risk management processes and significant risks facing the group. Sets group's risk strategy in consultation with executive directors and senior management, making use of generally recognised risk management and internal control frameworks. Monitors and reports on key performance indicators and risks.	Comprised five non-executive directors under the chairmanship of Len Konar during the year under review.	Meets at least once a year.

Sustainable development report



Steinhoff supports the concept of triple bottom-line reporting found in King II, which embraces economic, social, environmental and ethical considerations of companies' activities. This reporting concept is in line with greater transparency and accountability as entrenched in King II.

Ethics

All stakeholders and, more specifically, directors and employees, are required to observe the principles of the Steinhoff code of ethics to ensure that business practices are conducted in a manner which is beyond reproach.

This requires commitment by management to acknowledge and ensure that our long term sustainability is based on delivery to all stakeholders.

Organisational effectiveness

At Steinhoff we incorporate the views of our employees in our value-driven strategies and with these efforts aim to become an employer of choice.

Group-wide employee surveys measure how our employees feel about their working environment. The results are monitored by the executive team and are used as a basis for action to remove barriers to productivity and increase employee satisfaction.

We remain committed to developing talent at all levels within the organisation, supporting employee development by providing workplace and home-based learning opportunities and tailored management development programmes. Throughout the group, we strive to recognise and celebrate the achievements of our people as we continue to build our business for the future.

The skills and dedication of our employees underpin the successes we as a group have achieved in past years. In turn, we are equally committed to ensuring that the environment within which they work fosters development and growth, recognises and rewards individual efforts, and enables employees to reach their full potential.

The organisation's human capital focus supports Steinhoff's strategy of being an innovative and responsive organisation by addressing the development of human capital, employment equity and process capacity. The function's objectives are based on a dual focus:

- attract, retain and develop the best people we can, who are passionate about personal and corporate growth and who thrive on challenges and change
- build employment equity by aligning the demographics of our staff with that of our ultimate customers.

Attention to human capital development and involvement has been incorporated into all the group's operations. The human resources function in its role as business partner has focused on supporting Steinhoff's strategy and divisional business plan objectives. Our vision is to be a world-class manufacturer, supplier and retailer of household goods and motor vehicles, a low-cost producer and provider of logistics solutions to employ motivated and highly competent individuals and teams. These are supported by:

- specific training and development interventions
- effective employee relations
- professional recruitment and selection processes
- market-related remuneration and ongoing improvement of administrative policies and procedures with specific cost reductions as end result
- internal promotions
- ongoing assessment of employees' and managers' competencies with emphasis on achieving certain key performance areas
- open communication channels between employees and management
- benchmarking programmes to identify strong and weak points in the group's strategy, structures, systems, staff and management style and other related business processes. One of the outcomes from this is a comprehensive performance management system with a self-funded incentive to recognise and reward achievements
- building strong and credible relationships with employee representative bodies
- employee assistance programmes which give employees access to confidential counselling services for work and non-work-related matters.

Management development is ongoing and a focus on succession candidates is entrenched. The aim behind the succession-planning process has been the retention and promotion of high-performing employees.

The group is engaged in extensive marketing of offerings to potential employees at various academic institutions. This process has enhanced succession planning in our search for high-potential future leaders. Due to the current shortage of management skills in South Africa, we have to procure young talent and develop them into future leaders. All these efforts are aimed at becoming an employer of choice to our current and future employees.

Steinhoff invested significant amounts during the past years to develop human capital as we believe this is the key to our success. We have a dedicated programme to identify high-potential employees and to develop these young professionals. In the programme, which runs over a two-year period, the individuals attend several programmes, workshops, seminars and courses to improve management skills as well as specific functional needs. The programme also caters for cross-border training and employment opportunities.

As at 30 June 2006, the group had approximately 50 000 employees worldwide. The table below indicates the number of the group's employees, excluding non-executive directors, in each region in which we operate on the dates indicated.

At year end, the total number of employees worldwide was approximately 70% male and 30% female. Of the total of 32 000 employees employed in southern Africa, 92% are black and 8% white.

30 June	2006	2005	2004	2003
Southern Africa	**32 000**	24 500	13 100	10 600
Central and eastern Europe[1]	**7 000**	7 200	8 000	7 500
Western Europe[2]	**6 500**	5 500	1 200	1 750
Pacific Rim and India	**4 500**	4 300	4 300	550
Total	**50 000**	41 500	26 600	20 400

1 Central and eastern Europe includes Hungary, Poland and Ukraine

2 Western Europe includes Belgium, Germany, the Netherlands, France and United Kingdom

Worker participation

There are numerous participative structures across the group to deal with issues which affect employees directly and indirectly. The group recognises the rights of employees to freedom of association and representation in the context of corporate economic viability arising from its responsibility to shareholders. The group affirms that employees have the right to choose whether or not they wish to participate in organised labour structures. The participative structures include collective bargaining mechanisms, structures to drive productivity improvements, safety committees, employment equity committees and other participative forums. These structures have been established with trade unions and other employee representatives participating to achieve good employer/employee relations through the effective sharing of relevant information, consultation and the identification and resolution of challenges.

Broad-based black economic empowerment (BBBEE)

Steinhoff recognises that genuine political and economic transformation in South Africa requires sustainable economic development and the full participation of entrepreneurs at every level of society. The black economic empowerment strategy of Steinhoff involves integrating employment equity with business objectives and corporate culture, while striving to inspire entrepreneurs not only in business but also within the group and the broader community.

Steinhoff submits that educating the population is fundamental to the future of South Africa and its business success. Accordingly, the group emphasises supporting broad educational initiatives that improve the breadth and depth of financial studies in South Africa.

Steinhoff considers employment equity a long-term commitment, which helps in creating an equitable work environment. The group's employment equity programme focuses on achieving fair representation across employee groups, removing barriers to the advancement of designated groups and valuing diversity.

Substantial numbers of handicapped people are employed in our divisions.

A transformation executive in the Steinhoff Africa division assists with efforts to achieve acceptable BBBEE status and to ensure that the division's commitment to transformation is entrenched in all subsidiaries.

The Steinhoff Africa board is responsible for monitoring the efforts of the various divisions in addressing the challenges set by BBBEE's draft codes:

- Specific emphasis is placed on diversity exposures and ensuring all employees are aware of the group's transformation policy, procedures and initiatives.

We believe the development of a culture which accommodates all cultural groupings and binds them into one Steinhoff family, is our greatest challenge.

- Employment equity and the development of future leadership potential is already part of the group's succession plans and activities. Universities and technikon bursaries, the Steinhoff University programme, bridging skills courses and literacy programmes are some of the activities assisting our equity objectives.
- 14% of senior management and 60% of professionally qualified experienced specialists and middle-management are currently from previously disadvantaged groupings.
- Emphasis on suppliers becoming BEE compliant enjoys priority.
- The group is open to new partnerships that will increase shareholder value and plough back skills and resources into the South African community.
- The group implemented various initiatives in support of BEE, including support in the investments of Fundiswa and Micawber (fully described in the financial officer's report) and the recent commitment to the CIDA Diamond Fund.

Social responsibility

The group's corporate social responsibility policy is based on the desire to contribute to the upliftment and improvement in the quality of life of the communities within which the group operates.

Highlights include:

- Steinhoff UK continues to financially support a range of local organisations. During the year, transport and warehousing assistance was given to Project Cure, a locally based, international charity which collects surplus redundant medical equipment from UK hospitals and distributes it to needy third world hospitals. A number of containers have been dispatched from the Wellington site to hospitals in Sudan in recent months.
- Freedom Australia has a sponsorship arrangement, for the past six years, with the Children's Cancer Institute of Australia (CCIA). CCIA is the only independent medical research institute in Australia dedicated to research into the causes, cure and prevention of childhood cancer. Further information on CCIA can be located on the website www.ccia.org.au. Information on Freedom's commitment can be viewed on www.freedom.com.au/companyinfo/companyinfo_ccia.asp. Freedom supports CCIA through donations raised by the sale of special charity products. Currently, Freedom is selling the Smiley tea towel, with AUD2.50 from the sale of each product being donated to CCIA. Freedom has raised in excess of AUD500 000 for the CCIA to date.
- Our operations in Hungary support a "contemporary foundation" which is connected with economics, aids for secondary schools and institutions of higher education. They also play an important role in the local cultural life with art exhibitions and by sponsoring the Andante – MKB International Jazz Festival and a music school in Nagykanizsa. The operation further sponsors the Andante Football Team and an employee engaged in weightlifting. Our operations in Hungary support the Red Cross by the grant of furniture with a guarantee card. They also support aids for the "Healthy Blood Cell Foundation" and the "Foundation of the Relatives of Cancer Patients" and employees participate in blood donating.
- Operations in Poland are still involved in community-based activities as well as individual development projects with feedback claims that the credibility of the group as an employer of choice is growing tremendously. The operations in Poland support a sports club in Rzepin.
- Steinhoff Germany sold Hukla relax chairs to the Red Cross at a subsidised price. The chairs are used in a recreation centre, where disadvantaged elderly people can spend time. Steinhoff Germany also financially supports several students in their studies. In the Polish factories we support needy employees through a dedicated fund.
- Homestyle Group recruits employees locally from the communities in which they operate. The group encourages fundraising by their employees and administers charitable trusts set up for the benefit of ex-employees and their dependents.
- As part of the employer of choice programme, the group has embarked on several initiatives, such as enhanced employee communication of the group's activities worldwide as well as various benefits offered. The group implemented a purchasing scheme of various products for employees from member companies of Steinhoff in Africa at advantageous rates. Other projects also include sport sponsorships and bursaries to various tertiary institutions, such as to the University of Stellenbosch.
- The company has committed to an expense, annually, in excess of R1,5 million for the full care and counselling of 150 HIV/Aids orphans in South Africa. This initiative is managed by Abraham Kriel Maria Kloppers Children's' Homes.
- Steinhoff has entered into various agreements with Phumelela Gaming and Leisure Limited, a South African-based listed company, as part of Steinhoff's extended family programme (HIV/Aids orphans project), for the sponsorship of various horseracing events. In respect of the Steinhoff International Summer Cup, which will take place on Saturday, 25 November 2006, Phumelela will donate R25 of every R30 gate entry fee to Steinhoff's extended family programme.
- Steinhoff's objective is to grow young leaders for the future of our country, which has led to the group's involvement in CIDA University graduating young black South Africans from low- to zero-income families. Students obtain degrees at no cost, but remain responsible for management maintenance, cleaning and cooking responsibilities. Lecturers are obtained from formidable legal, finance and marketing institutions who teach a curriculum at no cost. Claas Daun, non-executive director, has been in support of CIDA University for a number of years. He initiated an investment fund, named the CIDA Diamond Fund, which aims to raise R300 million, when the Fund is established, the funds will be invested and only the returns used to sustain CIDA University. He has already donated R20 million to the fund, and the group has committed another R10 million.The group will, in addition, render the support the Diamond Fund may require in assessing its investments.
- The bedding division of Steinhoff donated 638 beds to the CIDA Foundation, Dream Centre HIV/Aids Centre, Lerato Love Home and several other organisations.
- The company enjoys honorary membership of the Tikkun Foundation, an organisation to uplift historically disadvantaged groups in South Africa.

- Our South Africa furniture division has donated a substantial quantity of furniture to needy causes. It also sponsored a season of the Johannesburg Philharmonic Orchestra. The furniture divisions also sponsored the official shirts of the World XV rugby team.
- Mattex, a division of Gommagomma, organised and funded a design competition at the Cape Technikon.
- Through various initiatives, Vitafoam, a division of Gommagomma, supplies mattresses and bedding materials to numerous charities, welfare organisations, orphanages and sanctuaries. Recently Vitafoam was seen on the popular "Zola 7" television programme where numerous mattresses were donated to a needy cause. Vitafoam also provides sponsorship for various community upliftment programmes, ie CIDA Foundation College, Paul Gater Hospice, Rocsa House, Belavista Children Home and Umsindiso Ministries.
- Steinhoff has operating units countrywide in South Africa which have made significant contributions to surrounding communities. Projects supported are selected through consultation between management and employees at the various sites.
- In addition to various business unit community-based activities, our South African division is increasing the number of adopted Aids orphans. The main objective of this project is to ensure that surviving orphans obtain the required support to assist them in becoming part of the future of South Africa. Support services include nutrition, healthcare, scholastic education and psycho-social care.
- PG Bison has adopted 19 schools around the country and sponsors kit for their soccer and netball teams. PG Bison sponsors one of the bands of the Field Band Foundation, which is aimed at the youth of the country. PG Bison is the main sponsor of the annual Interior Design Student competition, which involves students and lecturers from universities, technikons and other educational institutions. In addition, a bursary of R50 000 is awarded to one student. PG Bison is the sole sponsor of the U-15 cricket week. PG Bison also arranges annually the PG Bison soccer tournament and sponsors several soccer teams in South Africa. PG Bison funded the building of the Magagula Youth Development Centre and donated computers.
- Victoria Lewis, a division of PG Bison Components, subsidises a nursery school for young children of employees living close to the factory.
- Unitrans aligns its corporate social involvement activities with its business strategy, focusing on job creation, HIV/Aids, community development and crime prevention. Its strategy is guided by developmental priorities on the national agenda in South Africa and is geared towards developing expertise and skills that will serve the future human resource requirements of Unitrans. The corporate social involvement programme continues to support development aimed at the fulfilment of human needs by assisting in meaningful development and promoting sustainable development.

Health and safety

Health

Health and safety continues to be our top priority and each year we review our health and safety policy and standards. Steinhoff is committed to best practice occupational health and safety standards and strives to achieve world-class health and safety performance throughout the group.

Sustainable improvements have been made in the management of health and safety across the group. Our policy and standards reflect our determination to achieve our goal of creating a positive and productive environment that is free from injury or illness and causes no harm to our employees, customers or the general public.

We have stepped up employee involvement and training, launched behavioural safety auditing and we have been working with our contractors to ensure they share our commitment to health and safety. We have also improved the sharing of best operational practices across our businesses. Each business unit has an obligation to identify, manage and, as far as possible, to eliminate adverse safety issues.

Steinhoff Asia Pacific is committed to best practice occupational health and safety standards, with the implementation of the ValueSafe system across its brands. This places obligations on all operating locations to identify, manage and eliminate adverse safety issues. This proactive approach has been endorsed by Workcover's regulatory authorities. This division has continued its commitment to the employee assistance programme, which gives access to free counselling services for the group's staff and their immediate family members.

Relyon has been actively involved in addressing musculoskeletal disorder risks in the UK.

Steinhoff Africa subscribes to an integrated health risk management process. As part of this process, occupational and primary healthcare arrangements in the group exist. For purposes of this process, occupational healthcare refers to legislated occupational health risk management, including occupational hygiene, periodical medical surveillances in line with specific risk profiles, health and safety, first aid, occupational injuries and disease management, etc, and primary healthcare refers to disease management and medication as well as day-to-day medical care and treatment. The project's objectives include:

- to ensure legal compliance across the organisation with occupational healthcare standards
- to ensure standardisation of health services across the organisation
- to ensure standardisation and consolidated reporting of information relating to health and safety services across the organisation.

The project was successfully implemented. These occupational and primary healthcare benefits are offered through company-based clinics, which has led to savings, better control and a more professional service to our employees. In addition to maintaining high safety standards in our operating facilities, we have company-level medical clinics at our operations and medical benefits offered to our employees in South Africa.

Health and safety issues are monitored and audited regularly to ensure that relevant legislation and industry safety standards are met throughout the group. Safety awareness is enhanced through annual inspections and environmental and risk control investigations conducted internally.

HIV/Aids

Steinhoff is fully aware of the seriousness of the HIV/Aids epidemic, its impact on the workplace and on the social and economic life of employees. The group is committed to addressing HIV/Aids in a positive, supportive and non-discriminatory manner, and the required interventions in Africa have been actioned.

A project team has been established at senior executive level to lead comprehensive group-wide strategies with a particular focus on the following areas:

- HIV/Aids in the workplace
- costs of appropriate medical care
- impact on traditional family structures
- changing demographic profiles.

The project team continues with the development of comprehensive and group-wide internal policies, strategies and procedures, and corporate social responsibility strategies to address the impact of HIV/Aids on employees and the business.

Our medical clinic system acts as the vehicle to confidential interventions.

As part of a wellness programme, the Steinhoff Africa group has implemented medical clinics at each of its business units, with the intent to take care of all occupational and primary health care needs.

In-house educational programmes are run on an ongoing basis, ensuring that managers, supervisors, employees and their representatives are exposed to adequate knowledge on preventative measures, nutritional information and the social services available to assist those who are in need.

Wellness teams and peer educators are responsible to shift the focus to "know your status and adjust your behaviour according to whether you are negative or positive" through company sponsored voluntary testing and counselling sessions.

The educational programmes are extended to the families as well as to the communities within which we operate.

The group has made major inroads into a non-discriminatory environment based on individuals HIV/Aids status. In addition, the clinic system plays a major role in assisting management in monitoring medical trends.

Safety

Significant progress has been made in the group in the management of safety risks. This improvement is due to a focus on the process of risk assessment, extensive training of managers, supervisors, employees, investment in effective workplace systems and change in culture and attitude of employee to safety and awareness. Prevention of work-related injuries is a high-priority issue for the group.

An awards system has been introduced across various facilities to encourage employees to focus on and reduce accidents and claim costs by driving safety initiatives.

Compliance with the Occupational Health and Safety Act, various environmental legislation and a myriad of internal rules form a significant component of incentive bonuses throughout various facilities.

Ethical responsibilities and the environment

Steinhoff has a record of meeting accepted environmental standards. The group aims to maintain this reputation and will continue to invest in systems, practices and facilities to elevate standards in line with society's environmental expectations.

The group aims at all times to comply with all relevant legal obligations and regulations concerning the environment and to adopt an all-encompassing approach to environmental protection measures to achieve continuous improvement.

A group ethical trading policy covering safety, quality, legal, environmental and social matters has been adopted, setting out required standards for suppliers of goods and services.

It is the group's global policy to work with its suppliers to achieve the aims of this policy.

It is the group's aim, wherever possible, to obtain goods from suppliers that operate established environmental policies based on relevant legal requirements for the countries in which they operate and to have particular regard to sustainable operations and sustainable products. The company will try to use renewable resources wherever feasible and work with its suppliers to conserve natural resources where renewable options are not available.

Steinhoff manufactures a diverse range of furniture in more than 100 factories located at sites throughout the world. Each plant is purpose-designed around the product range that is manufactured. Therefore, the waste, energy and effluent management facilities and systems differ from plant to plant. Significant investments have been made in these projects to manage the environmentally safe disposal of waste. For this reason, the group strives to keep waste materials to a minimum and to reduce, recycle and, where necessary, dispose of waste by the safest and most responsible means available to reduce environmental impact. All the plants of Steinhoff Germany are part of the Grüne Punkt programme, where responsibility is taken for all waste related to packaging. This division manages energy needs with a centrally coordinated "energy team". This team ensures energy consumption is optimised and continuously makes comparisons between the different plants, based on benchmark reports. Significant amounts have been spent in the past to ensure insulation is optimised to decrease energy needs.

Steinhoff is also involved with farming and forestry activities. Where there are contractual arrangements with individual farmers, responsible farming practices on agri-chemicals and pesticide residues, as well as crop rotation, are promoted.

Steinhoff Africa is a corporate member of World Wildlife Foundation (WWF) in South Africa. WWF provides both leadership and funds to a broad range of environmental projects, including conservation, education, endangered species projects, marine and coastal conservation, etc.

Steinhoff Africa, as well as other divisions within the group, also supports breeding programmes for near-extinct animals.

Forestry Stewardship Council (FSC)

Our timber and sawmilling division maintains its FSC accreditation and sources all timber from accredited forests. This international accreditation assures consumers and customers that the plantations are well managed on a sustainable basis with minimum or no adverse effects on the environment. This division strives to ensure that synergies are applied in full use and recovery of natural sources used in the production of our products.

ISO certification

Several of the business units have achieved ISO certification as set out below.

The operations in Hungary implemented a customer-orientated quality management system ISO 9000:2000. Kanisza Trend holds ISO 9001 and 14001 certification.

The Relyon group and Norma hold ISO 9001 certification while Pritex qualifies for QS, which is the stricter certification required by the automobile industry in the UK. Pritex also holds ISO 14001 certification.

Of specific note is the ISO 9001:2000 certification in the Klose division in Germany, which contributes to world-class HR practices.

Gommagomma Furniture (a subsidiary of the group), through Steinhoff Bedding (a division of Gommagomma), enjoys SABS 1005:1979 approval of its innerspring mattresses. Steinhoff Bedding holds ISO 9001:2000 quality management systems certification for its Johannesburg and Cape Town facilities for design, development, manufacturing and supply of base sets and other allied products.

Mattex holds ISO 9002 certification. Loungeweave holds ISO 9001 and 9002 certification. Vitafoam carries the SABS mark for its rage of flexible polyurethane foams.

Woodline holds ISO 9001 certification, as well as SABS 457 and 753 approval for the treatment of timber.

Klose Collektion	DIN ISO 9001:2000
Klose Pomorska	DIN ISO 9001:2000
Klose Goscicinska	DIN ISO 9001:2000
Klose Czerska	DIN ISO 9001:2000
Kolekcja Mebli Klose	DIN ISO 9001:2000
Kanisza Trend	DIN ISO 9001:2000
Kanisza Trend	DIN ISO 14001:1996
Pritex	DIN ISO 14001 and QS 9000
Relyon	DIN ISO 9001:2000
Norma	DIN ISO 9001:2000
Mattex	DIN ISO 9002:2000
Loungeweave	DIN ISO 9001:2000
Loungeweave	DIN ISO 9002:2002
Woodline (Poles)	DIN ISO 9001:2000
Alrode Laminates Plant	DIN ISO 9000:2001

NECF (North Eastern Cape Forests)

The PG Bison's North Eastern Cape cluster development represents an economic injection for the north-eastern Cape in excess of R1,5 billion, creating approximately 3 000 direct jobs and many opportunities for local entrepreneurs to provide supporting services. The number of secondary jobs created by this initiative is likely to be significant.

The municipal infrastructure upgrades include improvements to the Ugie water supply and sewerage handling, as well as a site-road intersection with the Ugie-Maclear road. Approximately 75 new residential houses will be built for senior and skilled personnel. Additional housing will need to be built for labour not recruited locally. Eskom will install a new high voltage (132kVA) electricity supply from Qumbu to the cluster's substation. From here new lines will improve the quality of supply to both Ugie and Maclear.

An approved environmental management plan forms the basis against which construction will be managed to ensure that environmental impacts are kept to a minimum.

Very little effluent is generated in manufacturing particle board. Effluent generated will be treated on site and recycled into the process. Press emissions will be cleaned in a scrubber and all emissions will fall within the limits set by the Department of Environmental Affairs and Tourism.

The plantation boasts six registered Natural Heritage Sites. NECF timber is FSC-certified, and the importance attached to the well-being of employees is reflected in the five-star NOSA safety rating which the company maintains vigilantly.

With the acquisition of North Eastern Cape Forests, a host of social investment activities were inherited. It is our intention to not only continue these value-adding efforts, but to enhance and broaden our involvement with the communities of the Ugie and Maclear areas.

The Khulanathi Education Centre owned and run by PG Bison on our forest land is a key facility in the education of school children on environmental issues such as sustainable living principles, integrated environmental management and biodiversity conservation.

Other activities include:

- Tree planting project
- Community health and safety and HIV/Aids awareness
- Ugie feeding scheme
- Children In Need
- Sizabantu community garden for job creation and poverty alleviation.

The 2006 Maclear Festival (Fees Sonder Naam) was sponsored by PG Bison. The event was used to facilitate communication with the community regarding the project, and its impact on the region.

Value added statement

	2006	2005
Turnover	**32 238 322**	18 958 014
Cost of products and services	**(23 730 475)**	(14 108 388)
Value added	**8 507 847**	4 849 626
Income from investments	**(396 206)**	(217 239)
Total wealth created	**8 111 641**	4 632 387
Distribution of wealth		
Salaries and wages	**5 593 046**	2 708 075
Interest paid	**670 249**	407 557
Taxation paid	**427 712**	213 332
Dividends paid	**43 234**	248 970
Re-invested	**1 377 400**	1 054 453

2006
Distribution of wealth


Re-invested
17%
Dividends paid
1%
Taxation paid
5%
Interest paid
8%
Salaries and wages
69%

2005
Distribution of wealth


Re-invested
23%
Dividends paid
5%
5%
Taxation paid
9%
Interest paid
Salaries and wages
58%

Analysis of shareholding for the year ended 30 June 2006

	Public		Shareholder type Directors		Other	
	Number	%	Number	%	Number	%
Shareholders in South Africa						
• Number of shareholders	4 969	99,76	11	0,22	1	0,02
• Number of shares	540 844 070	95,91	19 777 342	3,51	3 258 940	0,58
Shareholders other than in South Africa						
• Number of shareholders	251	98,05	4	1,56	1	0,39
• Number of shares	421 666 869	72,41	159 153 903	27,33	1 533 024	0,26
Total						
• Number of shareholders	5 220	99,68	15	0,29	2	0,03
• Number of shares	962 510 939	83,97	178 931 245	15,61	4 791 964	0,42

According to the share register of the company, the following shareholders are registered as holding in excess of 5% of the issued share capital of the company:	30 June 2006	%	30 June 2005	%
SCMB Custody account	**483 030 460**	**42,14**	592 819 783	52,24
Nedcor Bank Nominees Limited	**239 954 623**	**20,93**	213 063 620	18,78
First National Nominees (Proprietary) Limited	**264 497 314**	**23,08**	149 266 386	13,15
	987 482 397	**86,15**	955 149 789	84,17

Save for the above, according to the disclosure in terms of section 140A of the Companies Act, the following shareholders are registered as holding in excess of 5% of the issued share capital of the company, as compiled from the nominee disclosures:

	30 June 2006	%	30 June 2005	%
RMB Asset Management and funds administered by them	**145 598 446**	**12,70**	146 238 299	12,89
BS Beteiligungs und Verwaltungs GmbH	**106 614 378**	**9,30**	106 660 607	9,40
Fidelity International Limited (US, LU, UK and CA)	**98 212 418**	**8,57**	71 074 654	6,26
Investec Asset Management	**88 879 745**	**7,75**	65 125 417	5,74
Stanlib Limited	**57 368 778**	**5,00**	83 833 210	7,39

The following table sets out the **high** and **low** closing prices of Steinhoff shares and the **average daily trading volume** of our shares on a yearly basis for the last six financial years, as reported by I-Net Bridge (Proprietary) Limited, a South African financial information service:

Year ended 30 June	Closing price (Rand per share) High	Low	Average daily trading volume (Number of shares)
2001	7,50	5,80	890 168
2002	9,13	6,20	1 471 125
2003	8,20	4,55	1 371 338
2004	9,05	6,60	2 896 807
2005	15,40	7,60	3 186 578
2006	**24,40**	**15,30**	**4 193 273**

JSE trading history and exchange rates for the year ended 30 June 2006

	2006	2005	2004	2003	2002	2001
Closing price (cents)	**2 135**	1 540	835	660	825	650
Highest price (cents)	**2 474**	1 570	925	830	975	700
Lowest price (cents)	**1 500**	755	651	455	5909	460
Number of shares traded (million)	**914**	800	727	402	348	192
Value of share traded (R million)	**18 223**	9 486	5 12	2 643	2 77	1 206
Average weighted traded price (cents)	**1 994**	1 186	772	657	780	648
Closing spot: Industrial 25 index (Indi 25)	**13 644**	10 383	6 544,05	5 204,60	7 18,15	7 240,238
Divided yield (%	**1,76**	1,95[1]	2,64	2,72	1,80	1,90
Earnings yield (%)	**7,17**	7,53	13,05	14,99	11,03	9,85
Price earnings ratio (%)	**13,94**	13,28	7,66	6,67	9,07	10,16
Market capitalisation (Rm)	**24 351**	17 474	9 462	6 284	7 480	5 391

Exchange rates

The following table sets forth, for the periods indicated, the average and period-end exchange rates in rand expressed in R per €1,00, used to convert the results and the balance sheets of the european subsidiaries into South African rands.

	Average[2]	**Closing[3]**
Year ended 30 June		
2001	6,7500	6,8500
2002	9,0000	10,2500
2003	9 4150	8,6100
2004	8,2150	8,0965
2005	7,9091	7,5600
2006	**7,8196**	**9,1600**

Note

(1) Calculation includes the declared cash distribution.

(2) The average exchange rate was used to translate income and expenditure.

(3) The closing rate was used to translate assets and liabilities.

Prior to 2002, the euro rate is based on the deutsche mark exchange rate which is DM1,95583 per €1,00.


Average daily trading volume
(Number of shares)
4 500 000
4 000 000
3 500 000
3 000 000
2 500 000
2 000 000
1 500 000
1 000 000
500 000
890 168
1 471 125
1 371 338
2 896 807
3 186 578
4 193 273
01
02
03
04
05
06


Closing share price: Low/high
(Rand per share)
30
25
20
15
10
5
7.5
5.8
9.13
6.2
8.2
4.55
9.05
6.6
15.4
7.6
24.4
15.3
01
02
03
04
05
06

Report of the independent auditors

TO THE MEMBERS OF STEINHOFF INTERNATIONAL HOLDINGS LIMITED

We have audited the group annual financial statements of Steinhoff International Holdings Limited set out on pages 66 to 153 for the year ended 30 June 2006. These financial statements are the responsibility of the company's directors. Our responsibility is to express our opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the group at 30 June 2006, and the results of its operations and cash flows for the year then ended in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa.



Deloitte & Touche
Registered Auditors
Per U Böhmer
Partner

11 September 2006

221 Waterkloof Road
Waterkloof
0181

National Executive: GG Gelink Chief Executive AE Swiegers Chief Operating Officer GM Pinnock Audit DL Kennedy Tax L Geeringh Consulting MG Crisp Financial Advisory L Bam Strategy CR Beukman Finance TJ Brown Clients & Markets SJC Sibisi Public Sector and Corporate Social Responsibility NT Mtoba Chairman of the Board
J Rhynes Deputy Chairman of the Board
Regional Leader: T Kalan

A full list of partners and directors is available on request.

Directors' report

The directors have pleasure in presenting the group annual financial statements of Steinhoff International Holdings Limited, for the year ended 30 June 2006.

Steinhoff International Holdings Limited (Steinhoff) is a holding company investing predominantly in the household goods and related industries. Steinhoff is a globally-integrated lifestyle supplier that manufactures, warehouses, retails and distributes household goods, retails motor vehicles and also provides financial and management services to the group companies.

The results for the year under review are fully set out in the attached annual financial statements.

The directors have resolved to declare a capital distribution from share premium of 37,5 cents per share (2005: 30 cents per share), payable on 13 November 2006 to those shareholders recorded in the books of the company at the close of business on 10 November 2006.

		Issued share capital	Effective shareholding (%)
Steinhoff International Holdings Limited's subsidiary is Steinhoff Investment Holdings Limited	Ordinary shares	R75 000	100
	Preference shares	R15 000	
Steinhoff Investment Holdings Limited's principal subsidiaries are:			
Steinhoff Africa Holdings (Proprietary) Limited and its subsidiaries		R35 700	100
Steinhoff Möbel Holdings Alpha GmbH (incorporated in Austria) and its subsidiaries		€35 790	100

The attributable interest of the company in the aggregated net income after taxation of its subsidiaries for the year ended 30 June 2006 is:

	2006 R'000	2005 R'000
Aggregate amount of profit after taxation	**2 462 648**	1 669 386
Aggregate amount of loss after taxation	**(513 537)**	(385 436)
	1 949 111	1 283 950

The group has continued to use a risk management policy, which incorporates elements of self-insurance. This is backed by an active risk appraisal and review programme and the extent of. the external insurance cover is at all times sufficient to ensure that the level of risk retained by the group is not significant.

During the year, the group invested R988 million (2005: R703 million) in property, plant and equipment. This capital expenditure was funded by internally-generated cash and bank facilities.

Further information relating to the investment in property, plant and equipment of the group is presented in note 10 to the annual financial statements.

These are the group's first consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS). The accounting policies adopted under IFRS have been applied in preparing the consolidated financial statements for the year ended 30 June 2006, the comparative information for the year ended 30 June 2005, and the preparation of an opening IFRS balance sheet at 1 July 2004 (the group's date of transition). Refer to note 40 for detail on the transition to IFRS.

CONSOLIDATION OF BLACK EMPOWERMENT TRANSACTION

In the prior year, prior to Unitrans Limited (Unitrans) becoming a subsidiary of Steinhoff Africa Holdings (Proprietary) Limited (Steinhoff Africa), Unitrans entered into a Black economic empowerment (BEE) transaction with Fundiswa Investments (Proprietary) Limited (Fundiswa) whereby Fundiswa subscribed for 11,6 million Unitrans shares. The deal was funded with a bridging loan of R292 million from Rand Merchant Bank (RMB). This loan was converted to A-preference shares in the current year. The loan was secured by a cession of the shares as well as the guarantees of the shareholders of Fundiswa (Arch Equity Limited, Mvelaphanda Capital (Proprietary) Limited and a Unitrans Employee Trust). In addition, RMB has a put option in respect of the funding to Steinhoff Africa under certain default conditions. Fundiswa pays and accrues dividends (interest) on the funding at 67% of the prime interest rate. In addition, they have an obligation to Steinhoff Investment Holdings Limited at 6% of the A-preference share capital (put premium). Amounts owed to Steinhoff Africa under this arrangement carried forward from the prior year were converted to B-preference shares in the current year.

In addition, Fundiswa and Steinhoff Africa entered into an equity sharing arrangement whereby the parties agree to share *the surplus equity interest resulting from the potential disposal of* the shares based on a formula dependent on the timing of the potential disposal.

During the June 2005 year, and given that Unitrans was only an associate at the time of the transaction, the transaction was viewed as a straight shares-for-cash issue and as such Steinhoff Africa did (and does) not assume control over the shares or had (has) any influence on the board of Fundiswa.

During the current year, this view was revisited and subsequently changed. It was concluded that Steinhoff Africa retains the majority of the risks and rewards pertaining to the 11,6 million shares, as Steinhoff Africa will remain eligible to at least 50% interest in equity participation (should Fundiswa dispose of the shares at any time in the future) and that the guarantees from Fundiswa, and its ultimate shareholders is not believed to be robust enough to argue that the risks from the transaction have been effectively transferred to Fundiswa. The revised view places the transaction within the requirements of SIC 12 – Consolidation of Special Purpose Entities (SPE) and Steinhoff Africa is therefore required to account for the risks and rewards pursuant in Fundiswa (effective consolidation of Fundiswa).

As a result, Steinhoff Africa should have consolidated Fundiswa and consequently the prior year financial statements were restated. The consolidation of Fundiswa effectively brings the Fundiswa preference share obligations on Steinhoff Africa's balance sheet, increases the effective shareholding in Unitrans by 13% with a resultant decrease in minorities and an increase in goodwill. The interest expense on the debt is also recognised in profit or loss.

SHARE CAPITAL

The company's authorised share capital increased to R11 000 000 (2005: R7 500 000), divided into 2 000 000 000 (2005: 1 500 000 000) ordinary share of 0,5 cents each and 1 000 000 000 (2005: nil) non-cumulative, non-redeemable, non-participating, variable rate preference shares of 0,1 cents each.

	Date	Number of shares	R
The following ordinary shares were issued during the year:	19 May 2006	5 879 479	45 293 684
	30 June 2006	5 659 134	121 331 833

At year-end, the group's share trust held 4 791 964 (2005: 4 111 728) shares which have been netted off against issued ordinary share capital as treasury shares. In addition, the company has reserved for the allocation and issue on conversion 54 744 526 ordinary shares under its obligations for the holders of convertible bonds issued on 30 June 2006.

	Date	Number of shares	R
A subsidiary of the group also issued the following variable rate, cumulative, non-redeemable, non-participating preference shares during the year:	18 November 2005	3 500 000	361 795 000
	22 May 2006	5 000 000	548 785 000

CONTRACTS

No contracts, other than those disclosed in note 39, in which directors and officers of the company had an interest and that significantly affected the affairs or business of the company or any of its subsidiaries or which could have resulted in a conflict of interest were entered into during the year.

POST-BALANCE SHEET EVENTS

The directors are not aware of any significant post-balance sheet events that will have a material effect on the group's results or financial position as presented in these financial statements.

Directors' report for the year ended 30 June 2006 (continued)

DIRECTORATE

The executive directors in office during the financial year and date of this report, were:

Bruno Ewald Steinhoff (German) – Executive chairman	
Markus Johannes Jooste – Chief executive officer	
Karel Johan Grové	
Fredrik Johannes Nel – Financial director	
Daniël Maree van der Merwe	
Johannes Henoch Neethling van der Merwe – Chief financial officer	
Rodney Howard Walker (Australian)	(Resigned – 1 November 2005)
Ian Topping (British)	(Appointed – 5 December 2005)

The non-executive directors in office during the financial year and date of this report were:

Dirk Emil Ackerman*	
Claas Edmund Daun (German)*	
Johannes Nicolaas Stephanus du Plessis*#	(Resigned – 15 March 2006)
Dr Deenadayalen Konar*	
Johannes Fredericus Mouton*	
Dr Franklin Abraham Sonn*	
Norbert Walter Steinhoff (German)	

The alternate directors in office during the financial year and date of this report, were:

Hendrik Johan Karel Ferreira	(Appointed – 5 December 2005)
Johannes Nicolaas Stephanus du Plessis#	(Appointed – 15 March 2006)
Stephanus Johannes Grobler	(Appointed – 5 December 2005)

* *Independent non-executive directors*

Was reclassified from independent non-executive to executive director on 15 March 2006.

DIRECTORS' SHAREHOLDING

At 30 June 2006, the present directors of the company held direct and indirect interest in 178 931 245 (2005: 191 282 875) or 15,6% (2005: 16,9%) of the company's issued ordinary shares.

There have been no changes to directors' shareholding between year-end and the date of this report. Details of individual holdings are disclosed on page 150 and 151.

CORPORATE GOVERNANCE

The group complies with the JSE Limited (JSE) listing requirements and in all material respects with the Code of Corporate Practice and Conduct published in the King II Report on Corporate Governance.

SHARE INCENTIVE SCHEME

The directors are authorised to issue, allot or grant rights to a maximum of 10% (2005: 10%) of the issued share capital of the company from time to time in terms of the employee share incentive schemes. It is noted that the performance hurdles in respect of the share incentives scheme approved and granted in December 2003 were met and will mature in three annual tranches effective from 1 December 2006. Details of participation by directors in the share incentive scheme are set out in note 22 of the annual financial statements.

SECRETARY

Stephanus Johannes Grobler acts as secretary to the company.

Business address:	**Postal address:**
28 Sixth Street	PO Box 1955
Wynberg	Bramley
2090	2018

Approval of the annual financial statements

It is the directors' responsibility to ensure that the annual financial statements fairly present the state of affairs of the group. The external auditors are responsible for independently auditing and reporting on the financial statements.

The directors are also responsible for the systems of internal control. These are designed to provide reasonable, but not absolute, assurance on the reliability of the financial statements, to adequately safeguard, verify and maintain accountability of assets, and to prevent and detect material misstatement and loss. The systems are implemented and monitored by suitably trained personnel with an appropriate segregation of authority and duties. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

The financial statements set out in this report have been prepared by management on the basis of appropriate accounting policies which have been consistently applied, except for the adoption of IFRS and the adoption of SAICA circular 9/2006 – Transactions giving rise to Adjustments to Revenue/Purchases; the reassessment of provisionally determined fair values of prior year business combinations which are supported by prudent judgements and estimates; and the consolidation of special-purpose entities. The financial statements have been prepared in accordance with IFRS.

The directors reasonably believe that the group has adequate resources to continue in operation for the foreseeable future, and the annual financial statements have therefore been prepared on a going-concern basis.

The annual financial statements for the year ended 30 June 2006, which appear on pages 66 to 153, were approved by the board and signed on its behalf on 11 September 2006.



Bruno Ewald Steinhoff
Executive chairman



Markus Johannes Jooste
Chief executive officer

Secretary certification

I certify, in accordance with section 268 G(d) of the South African Companies Act, 1973, as amended (the Act), that the company has lodged with the Registrar of Companies all such returns as are required for a public company in terms of the Act and that all such returns are true, correct and up to date.



Stephanus Johannes Grobler
Company secretary

Income statement for the year ended 30 June 2006

	Notes	2006 R'000	2005* R'000
Revenue	1	**32 238 322**	18 958 014
Cost of sales		**(22 078 262)**	(12 959 529)
Gross profit		**10 160 060**	5 998 485
Other operating income		**716 441**	455 597
Distribution costs		**(1 979 784)**	(723 660)
Other operating expenses		**(6 238 528)**	(3 799 401)
Operating profit	3	**2 658 189**	1 931 021
Finance costs	4	**(670 249)**	(407 557)
Income from investments	5	**396 206**	217 239
Share of profit of associate companies	13	**61 083**	58 014
Profit before taxation		**2 445 229**	1 798 717
Taxation	6	**(427 712)**	(213 332)
Profit for the year		**2 017 517**	1 585 385
Attributable to:			
Equity holders of the parent		**1 953 376**	1 544 998
Minority interest		**64 141**	40 387
Profit for the year		**2 017 517**	1 585 385
Basic earnings per share (cents)	7	**166**	137
Diluted earnings per share (cents)	7	**164**	134

** Prior year figures have been restated to reflect the effects of the transition to IFRS, the consolidation of special-purpose entities, the adoption of SAICA Circular 9/2006 and the reassessment of provisionally determined fair values of prior year business combinations. For detail refer to note 40.*

Balance sheet as at 30 June 2006

	Notes	2006 R'000	2005* R'000
ASSETS			
Non-current assets			
Intangible assets and goodwill	9	**7 696 300**	3 999 717
Property, plant and equipment	10	**5 223 333**	4 719 779
Vehicle rental fleet	11	**34 532**	—
Consumable biological assets	12	**404 393**	189 015
Interest in associate companies	13	**773 080**	82 279
Interest in joint venture companies	14	**—**	1 698
Investments and loans	15	**2 542 077**	1 333 906
Deferred taxation assets	16	**529 741**	466 047
		17 203 456	10 792 441
Current assets			
Derivative financial assets	17	**48 187**	178 436
Vehicle rental fleet	11	**142 024**	—
Inventories	18	**3 290 565**	2 937 671
Trade and other receivables	19	**5 711 032**	5 325 265
Short-term loans receivable	20	**160 124**	314 614
Taxation receivable		**31 436**	40 028
Value added taxation receivable		**202 633**	179 662
Funds on call and deposit	38	**390 005**	388 075
Bank balances and cash	38	**4 667 423**	4 416 550
Assets classified as held-for-sale	21	**13 878**	—
		14 657 307	13 780 301
Total assets		**31 860 763**	24 572 742
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary share capital and premium	22	**3 013 325**	3 190 855
Reserves	23	**7 859 330**	4 996 617
Preference share capital and premium	24	**1 022 122**	643 879
Total equity attributable to equity holders of the parent		**11 894 777**	8 831 351
Minority interest		**814 998**	882 750
Total equity		**12 709 775**	9 714 101
Non-current liabilities			
Interest-bearing loans and borrowings	26	**8 374 557**	5 733 501
Equalisation of operating lease payments	27	**183 465**	159 501
Deferred taxation liabilities	16	**1 284 184**	927 188
Provisions	29	**203 522**	284 938
		10 045 728	7 105 128
Current liabilities			
Trade and other payables	28	**5 684 177**	5 183 602
Equalisation of operating lease payments	27	**1 445**	1 242
Provisions	29	**433 248**	287 891
Derivative financial liabilities	17	**107 759**	25 168
Interest-bearing loans and borrowings	26	**2 309 990**	852 692
Taxation payable		**151 397**	184 444
Value added taxation payable		**261 719**	485 985
Shareholders for dividend		**—**	541
Bank overdrafts	38	**155 525**	731 948
		9 105 260	7 753 513
Total equity and liabilities		**31 860 763**	24 572 742
Net asset value per ordinary share (cents)		**953**	724

* *Prior year figures have been restated to reflect the effects of the transition to IFRS, the consolidation of special-purpose entities, the adoption of SAICA Circular 9/2006 and the reassessment of provisionally determined fair values of prior year business combinations. For detail refer to note 40.*

Statement of recognised income and expenses for the year ended 30 June 2006

	2006 R'000	2005 R'000
Actuarial gains recognised in equity	**42 155**	—
Restatement of available-for-sale financial assets to fair value	**—**	482
Exchange differences on consolidation of foreign subsidiaries	**658 922**	346 473
Cash flow hedges recognised in equity	**37 927**	—
Net income recognised directly in equity	**739 004**	346 955
Profit for the year	**2 017 517**	1 585 385
Total recognised income and expenses for the year	**2 756 521**	1 932 340
Attributable to:		
Equity holders of the parent	**2 682 665**	1 891 118
Minority interest	**73 856**	41 222
	2 756 521	1 932 340

Cash flow statement for the year ended 30 June 2006

	Notes	2006 R'000	2005* R'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash generated from operations	33	**3 305 454**	1 424 109
Dividends received		**26 785**	23 087
Interest received		**378 824**	217 030
Interest paid		**(670 249)**	(385 888)
Dividends and capital distribution paid		**(411 833)**	(333 076)
Taxation paid	34	**(339 600)**	(201 083)
Net cash inflow from operating activities		**2 289 381**	744 179
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to property, plant and equipment		**(986 779)**	(700 144)
Proceeds from sale of property, plant and equipment		**227 267**	265 226
Additions to vehicle rental fleet		**(211 645)**	—
Disposal of vehicle rental fleet		**36 797**	—
Addition to intangible assets and goodwill		**(2 550 622)**	—
Acquisition of consumable biological assets		**—**	(3 711)
Acquisition of subsidiary companies, net of cash acquired	35.1	**(875 718)**	(1 520 396)
Disposal of subsidiary companies, net of cash disposed of	36	**1 089**	(894)
Acquisition of minority interest in subsidiary company		**(170 636)**	(4 204)
Increase in investments and loans and short-term loans		**(750 563)**	(523 850)
Net increase in interest in joint venture companies		**(10 797)**	(1 698)
Net (increase)/decrease in interest in associate companies		**(686 049)**	10 636
Net cash outflow from investing activities		**(5 977 656)**	(2 479 035)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds on issue of ordinary share capital	37	**162 696**	28 977
Proceeds on issue of preference share capital	37	**378 245**	643 879
(Decrease)/increase in bank overdrafts		**(574 678)**	721 271
Increase in long-term loans		**2 279 313**	1 948 381
Increase/(decrease) in short-term loans		**1 129 753**	(305 700)
Net cash inflow from financing activities		**3 375 329**	3 036 808
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		**(312 946)**	1 301 952
Cash and cash equivalents at beginning of year		**4 957 892**	3 656 442
Effects of exchange rate translations on cash and cash equivalents		**352 910**	(502)
CASH AND CASH EQUIVALENTS AT END OF YEAR	38	**4 997 856**	4 957 892

* *Prior year figures have been restated to reflect the effects of the transition to IFRS, the consolidation of special-purpose entities, the adoption of SAICA Circular 9/2006 and the reassessment of provisionally determined fair values of prior year business combinations. For detail refer to note 40.*

Segment reporting for the year ended 30 June 2006

BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the group is currently organised into two operating divisions – manufacturing and wholesale, retail and distribution. These divisions are the basis on which the group reports its primary segment information.

Principal activities are:

Manufacturing – manufacturing of household goods

Wholesale, retail and distribution – warehousing, wholesaling, retailing and distribution of household goods, motor vehicles and building supplies.

Segment information about these businesses is presented below:

Year ended 30 June 2006	Manufacturing R'000	Wholesale, retail and distribution R'000	Total R'000
Revenue from external customers	**9 499 580**	**22 738 742**	**32 238 322**
Segment result#	**1 457 952**	**1 281 452**	**2 739 404**
Gross assets	**17 496 521**	**14 364 242**	**31 860 763**
Gross liabilities	**(11 243 244)**	**(8 722 742)**	**(19 965 986)**
Net assets	**6 253 277**	**5 641 500**	**11 894 777**
Year ended 30 June 2005*			
Revenue from external customers	9 249 865	9 708 149	18 958 014
Segment result#	1 181 290	779 470	1 960 760
Gross assets	12 174 984	12 397 758	24 572 742
Gross liabilities	(6 549 399)	(9 191 992)	(15 741 391)
Net assets	5 625 585	3 205 766	8 831 351

* *Prior year figures have been restated to reflect the effects of the transition to IFRS, the consolidation of special-purpose entities, the adoption of SAICA Circular 9/2006 and the reassessment of provisionally determined fair values of prior year business combinations. For detail refer to note 40.*

Segment result is defined as income before interest, taxation and capital items, including share of associate companies' income and excluding minority interests.

	2006 R'000	2005* R'000
Segment result is reconciled to profit for the year as follows:		
Segment result#	2 739 404	1 960 760
Unallocated expenses	(81 215)	(29 739)
Operating profit	2 658 189	1 931 021
Net financing costs	(274 043)	(190 318)
Share of profit of associate companies	61 083	58 014
Taxation	(427 712)	(213 332)
Profit for the year	2 017 517	1 585 385

Geographical segments

The group's operations are located in southern Africa, the European Union and the Pacific Rim.

Year ended 30 June 2006	Southern Africa R'000	European Union R'000	Pacific Rim R'000	Total R'000
Revenue from external customers	17 928 399	12 049 652	2 260 271	32 238 322
Segment result#	995 329	1 566 359	177 716	2 739 404
Gross assets	11 494 300	17 623 061	2 743 402	31 860 763
Gross liabilities	(8 477 363)	(10 254 487)	(1 234 136)	(19 965 986)
Net assets	3 016 937	7 368 574	1 509 266	11 894 777
Year ended 30 June 2005*				
Revenue from external customers	9 958 051	6 616 334	2 383 629	18 958 014
Segment result#	615 028	1 104 987	240 745	1 960 760
Gross assets	8 902 924	14 330 633	1 339 185	24 572 742
Gross liabilities	(6 868 993)	(8 300 970)	(571 428)	(15 741 391)
Net assets	2 033 931	6 029 663	767 757	8 831 351

** Prior year figures have been restated to reflect the effects of the transition to IFRS, the consolidation of special-purpose entities, the adoption of SAICA Circular 9/2006 and the reassessment of provisionally determined fair values of prior year business combinations. For detail refer to note 40.*

 # Segment result is defined as income before interest, taxation and capital items, including share of associate companies' income and excluding minority interests.

Segment reporting for the year ended 30 June 2006 (continued)

	2006 R'000	2005* R'000
Segment result#	**2 739 404**	1 960 760
(Loss)/profit on disposal of property, plant and equipment	**(8 476)**	37 502
Profit/(loss) on disposal of subsidiaries and businesses	**1 907**	(1 434)
Profit attributable to minority interest	**64 141**	40 387
Headline adjustment to associate income	**—**	(1 670)
Less: Share of associate companies' income	**(61 083)**	(58 014)
Less: Goodwill amortisation and other impairment writeoffs	**(27 693)**	(38 674)
Less: Closure costs	**(54 095)**	(9 270)
Negative goodwill released to income	**—**	1 434
Share of minority interest on capital items	**4 084**	—
Operating profit per income statement	**2 658 189**	1 931 021

Capital expenditure and depreciation per segment

Due to the structure and nature of activities of the group, capital expenditure and depreciation are managed on a group basis, which facilitates efficient and effective utilisation of group assets.

Associate companies' income

The income from associate companies is all earned in the southern Africa region of which R25,9 million (2005: R15,3 million) relates to the manufacturing segment and the balance to the wholesale, retail and distribution segment.

** Prior year figures have been restated to reflect the effects of the transition to IFRS, the consolidation of special-purpose entities, the adoption of SAICA Circular 9/2006 and the reassessment of provisionally determined fair values of prior year business combinations. For detail refer to note 40.*

 # Segment result is defined as income before interest, taxation and capital items, including share of associate companies' income and excluding minority interests.

Summary of accounting policies for the year ended 30 June 2006

Steinhoff International Holdings Limited (Steinhoff) is a South African registered company. The consolidated annual financial statements of Steinhoff for the year ended 30 June 2006 comprise Steinhoff and its subsidiaries (together referred to as the "Steinhoff group") and the group's interest in associate companies and joint venture companies.

STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), the interpretations adopted by the International Accounting Standards Board (IASB), the International Financial Reporting Interpretations Committee (IFRIC) of the IASB and the requirements of the South African Companies Act.

Adoption of IFRS

The group has adopted IFRS for the year ended 30 June 2006. These are the group's first consolidated financial statements prepared in compliance with IFRS and hence IFRS 1 – First-time Adoption of IFRS has been applied in preparing these financial statements. The group has adopted all applicable IFRS statements and interpretations issued or revised and effective up to the annual reporting date, 30 June 2006.

An explanation of how the transition to IFRS has affected the reported financial position and performance of the group is provided in note 40 of the annual financial statements.

BASIS OF PREPARATION

The annual financial statement are prepared in thousands of South African rands on the historical-cost basis, except for the following assets and liabilities which are stated at fair value or amortised cost as appropriate: certain financial instruments and biological assets.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that may affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision only affects that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 32.

The accounting policies set out below have been applied consistently to the periods presented in these consolidated financial statements and in preparing the opening IFRS balance sheet at 1 July 2004 for the purposes of transition to IFRS.

The accounting policies have been applied consistently by all group entities.

Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the company (including special-purpose entities). Control exists when the company has the power to, directly or indirectly, govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible are taken into account.

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary are measured at their fair value at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. If the group's interest in the fair values of the identifiable net assets acquired exceeds the cost of acquisition (negative goodwill), the excess is recognised in profit and loss in the period of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interest of the parent, unless the minority has a binding obligation to fund the losses and is able to make an additional investment to cover their losses.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

All material intergroup transactions, balances, income and expenses and unrealised gains and losses between group companies are eliminated on consolidation.

Associate companies

An associate company is an entity over which the group is in a position to exercise significant influence, through participation in the financial and operating policy decisions of the entity, but which it does not control.

Summary of accounting policies for the year ended 30 June 2006 (continued)

The results of associate companies are incorporated in the consolidated financial statements using the equity method of accounting, from the date that significant influence commences until the date that significant influence ceases, except when the investment is classified as held-for-sale, in which case it is accounted for under IFRS 5 – Non-current Assets Held-for-Sale and Discontinued Operations. When the group's share of losses exceeds its interest in an associate company, the group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the group has incurred legal or constructive obligations or made payments on behalf of an associate company.

Where a group entity transacts with an associate company, unrealised profits and losses are eliminated to the extent of the group's interest in the relevant associate company, except where unrealised losses provide evidence of an impairment of the asset transferred.

Any difference between the cost of acquisition and the group's share of the net identifiable assets, liabilities and contingent liabilities, fairly valued, is recognised and treated according to the group's accounting policy for goodwill and is included in the carrying value of the investment in associate companies.

Joint ventures companies

A joint venture company is defined as a contractual arrangement whereby two or more entities undertake an economic activity, which is subject to joint control. Joint control implies that neither of the contracting parties is in a position to unilaterally control the assets of the venture. Joint venture companies are accounted for by the proportionate consolidation method whereby the attributable share of each of the assets, liabilities, income and expenses and cash flows of the joint venture company is combined on a line-by-line basis with similar items in the group's consolidated financial statements, from the date that joint control commences until the date joint control ceases, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations. A proportionate share of intergroup items is eliminated and unrealised profits and losses are eliminated to the extent of the group's interest in the relevant joint venture company, except where unrealised losses provide evidence of an impairment of the asset transferred.

Any difference between the cost of acquisition and the group's share of the net identifiable assets, liabilities and contingent liabilities, fairly valued, is recognised and treated according to the group's accounting policy for goodwill.

Deferred contingent purchase consideration

Where a structured business combination contains a puttable instrument on the interest of apparent minority shareholders, then a financial liability for the present value of the best estimate thereof is recognised upon initial accounting for the business combination.

The liability arising is regarded as a deferred contingent purchase consideration and the unwinding of the present value of the liability is presented as an interest expense. Any other change in the liability is recognised through goodwill as an adjustment to the cost of the business combination, including the impact of changes in interest rates on liabilities measured at fair value.

If the puttable arrangement is not exercised and settled, the derecognition of the financial liability is treated as a disposal of the anticipated interest in the subsidiary in accordance with the group's accounting policy for common control transactions.

Common control transactions – premiums and discounts arising on subsequent purchases from, or sales to, minority interest in subsidiaries

Any increases and decreases in ownership interest in subsidiaries without a change in control are recognised as equity transactions in the consolidated financial statements. Accordingly, any premiums or discounts on subsequent purchases of equity instruments from, or sales of equity instruments to, minority interest are recognised directly in the equity of the parent shareholder.

Black economic empowerment (BEE) transactions

BEE transactions involving the disposal or issue of equity interests in subsidiaries are only recognised when the accounting recognition criteria have been met.

Although economic and legal ownership of such instruments may have transferred to the BEE partner, the derecognition of such equity interest sold or recognition of equity instruments issued in the underlying subsidiary by the parent shareholder is postponed until the accounting recognition criteria have been satisfied.

A dilution in the earnings attributable to the parent shareholders (in the interim period) is adjusted for in the diluted earnings per share calculation by an appropriate adjustment to the earnings used in such calculation.

Intangible assets and goodwill

Goodwill

All business combinations are accounted for by applying the purchase method. In respect of business acquisitions that have occurred since 1 April 2004, goodwill arising on consolidation represents the excess of the cost of acquisition over the fair value of the net identifiable assets and liabilities of a subsidiary, associate or joint venture company at the date of acquisition.

The group made an election in terms of IFRS 1 that in respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous Generally Accepted Accounting Practice on 1 April 2004, subject to impairment tests performed at that date. The classification and accounting treatment of business combinations that occurred prior to 1 April 2004 has not been reconsidered in preparing the group's opening IFRS balance sheet at 1 July 2004 (refer to note 40).

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment or more frequently when there is an indication that the unit may be impaired. In respect of associate companies, the carrying amount of goodwill is included in the carrying amount of the investment in the associate company.

On disposal of a subsidiary, associate or joint venture company, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Negative goodwill arising on acquisition is recognised directly as a capital item in the income statement.

Research and development
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in profit or loss as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process can be identified, the products and processes are technically and commercially feasible, it is probable that the asset created will generate future economic benefits, the cost can be measured reliably and the group intends to and has sufficient resources to complete development.

The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses.

Other intangible assets
Other intangible assets that are acquired by the group are stated at cost less accumulated amortisation and impairment losses. If an intangible asset is acquired in a business combination, the cost of that intangible asset is measured at its fair value at the acquisition date.

Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as incurred.

Subsequent expenditure
Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Amortisation
Amortisation of intangible assets is recognised in the income statement on a straight-line basis over the assets' estimated useful lives, unless such lives are indefinite. Goodwill, intangible assets with an indefinite useful life and intangible assets not yet available for use are not amortised but are tested for impairment annually and whenever there is an indication that the asset may be impaired. Other intangible assets are amortised from the date they are available for use.

The amortisation methods, estimated useful lives and residual values are reassessed annually.

Property, plant and equipment
Owned assets
Property, plant and equipment are stated at cost to the group, less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the costs of materials, direct labour, the initial estimate, where relevant, of the cost of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads.

Certain items of property were revalued to fair value on 1 July 2004, the date of transition to IFRS, and measured on the basis of deemed cost, being the revalued amount at that date, in accordance with the transition provisions of IFRS 1.

Where components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

The gain or loss on disposal or retirement of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in profit or loss.

Summary of accounting policies for the year ended 30 June 2006 (continued)

Leased assets
Leases that transfer substantially all the risks and rewards of ownership of the underlying asset to the group are classified as finance leases. Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at inception of the lease.

The capital element of future obligations under the leases is included as a liability in the balance sheet. Lease payments are allocated using the effective-interest rate method to determine the lease finance costs, which is charged against income over the lease period, and the capital repayment, which reduces the liability to the lessor.

Subsequent costs
The group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when the cost is incurred, if it is probable that additional future economic benefits embodied within the item will flow to the group and the cost of such item can be measured reliably. Costs of the day-to-day servicing of property, plant and equipment are recognised in the income statement as an expense when incurred.

Depreciation
Depreciation is recognised in the income statement on a straight-line basis at rates that will reduce the book values to estimated residual values over the estimated useful lives of the assets.

Land is not depreciated. Leasehold improvements on premises occupied under operating leases are written off over their expected useful lives or, where shorter, the term of the lease.

The depreciation methods, estimated useful lives and residual values, if not insignificant, are reassessed annually.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets, or, where shorter, the term of the relevant lease.

Consumable biological assets
The group's timber plantations are classified as consumable biological assets. These assets are measured on initial recognition and at each balance sheet date at their fair value less estimated point-of-sale costs. Point-of-sale costs include all costs that would be necessary to sell the assets, excluding costs necessary to get the asset to the market. Gains and losses arising from changes in the fair value of the plantations less estimated point-of-sale costs are recorded in the income statement.

Impairment of assets
The carrying amounts of the group's assets, other than biological assets and inventories, are reviewed at each balance sheet date to determine whether there is any indication of impairment.

If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated annually and when there is an indication of impairment.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement as capital items.

Financial assets are considered to be impaired if objective evidence indicates one or more events have had a negative effect on the estimated future cash flows of that asset. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that has been recognised directly in equity is recognised in the income statement even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in the income statement is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in the income statement.

Calculation of recoverable amount
The recoverable amount of the group's investments in held-to-maturity securities and receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (ie the effective interest rate computed at initial recognition of these financial assets).

The recoverable amount of non-financial assets is the greater of an asset's fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversal of impairment losses
An impairment loss in respect of a held-to-maturity security or receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss but recognised directly in equity. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognised in profit or loss.

An impairment loss in respect of goodwill is not reversed.

In respect of other assets, an impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined (net of depreciation or amortisation) had no impairment loss been recognised in previous years.

Operating leases
Payments and receipts under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received or granted are recognised in the income statement as an integral part of the total lease expense or revenue.

Inventories
Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling and distribution expenses.

The cost of harvested timber is its fair value less estimated point-of-sale costs at the date of harvest, determined in accordance with the accounting policy for biological assets. Any change in fair value at the date of harvest is recognised in the income statement. The cost of other inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

Where necessary, the carrying amount of inventory is adjusted for obsolete, slow-moving and defective inventories.

Cash and cash equivalents
Cash and cash equivalents are defined as cash and bank and short-term, highly liquid investments, including certain derivative financial instruments, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Bank overdrafts are only included where the group has a legal right of setoff due to cash management.

Share capital
Preference shares
Preference shares are classified as equity if they are non-redeemable and any dividends are discretionary, or are redeemable but only at the company's option. Dividends on preference share capital classified as equity are recognised as distributions within equity.

In order to calculate earnings attributable to ordinary shareholders, the amount of preference dividends (taking into account secondary taxation on companies (STC)) for cumulative preference shares required for that period, whether or not declared, is deducted from profit attributable to equity holders in determining earnings per ordinary share. The amount of preference dividends for the period used to calculate earnings per ordinary share does not include the amount of any preference dividends for cumulative preference shares paid or declared during the current period in respect of previous periods.

Increasing-rate preference shares provide for an above-market dividend in later periods to compensate investors for purchasing preference shares at a premium. Any original issue premium on increasing rebate preference shares is amortised to retained earnings using the effective-interest rate method and treated as a preference dividend for the purposes of calculating earnings per ordinary share.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders or if dividend payments are not discretionary. Dividends thereon are recognised in accordance with the dividend policy below.

Summary of accounting policies for the year ended 30 June 2006 (continued)

Treasury shares
When shares recognised as equity are purchased by group companies in their holding company and by the employee share trusts, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity.

Repurchase of issued shares
Repurchased shares are classified as treasury shares and presented as a deduction from total equity.

Dividends
Dividends on redeemable preference shares are recognised as a liability and recognised as an interest expense using the effective-interest rate method. Other dividends are recognised as a liability in the period in which they are declared.

Dividends received on treasury shares are eliminated on consolidation.

Share-based payment transactions

Equity settled
The fair value of share options and deferred delivery shares granted to employees is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and expensed over the period during which the employees are required to provide services in order to become unconditionally entitled to the equity instruments. The fair value of the instruments granted is measured using generally accepted valuation techniques, taking into account the terms and conditions upon which the instruments are granted. The amount recognised as an expense is adjusted to reflect the actual number of share options and deferred delivery shares that vest, except where forfeiture is only due to share prices not achieving the threshold for vesting. This accounting policy has been applied to all equity instruments granted after 7 November 2002 that had not yet vested at 1 January 2005. The fair value of share-based payments was not recognised under the group's previous accounting policies.

Cash settled
The fair value of the amount payable to employees in respect of share appreciation rights is recognised as an expense with a corresponding increase in liabilities. The fair value is initially measured at grant date and expensed over the period during which the employees are required to provide services in order to become unconditionally entitled to payment. The liability is remeasured at each balance sheet date to fair value and at settlement date. The fair value of the instruments granted is measured using generally accepted valuation techniques, taking into account the terms and conditions upon which the instruments are granted.

Black economic empowerment transactions
Where goods or services are considered to have been received from black economic empowerment partners as consideration for equity instruments of the group, these transactions are accounted for as share-based payment transactions, even when the entity cannot specifically identify the goods or services received. This accounting policy is applicable to equity instruments that had not vested by 1 January 2005 (as above).

Convertible bonds

Bonds which are convertible to share capital, where the number of shares to be issued does not vary with changes in their fair value, are accounted for as compound financial instruments. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of the proceeds. The equity component of the convertible notes is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The interest expense recognised in the income statement is calculated using the effective-interest method.

Taxation

Current taxation
Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised directly in equity. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further exclude items that are never taxable or deductible.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred taxation
Deferred tax is provided using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities for financial

reporting purposes and the amounts used in the computation of taxable income. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates and interest in joint ventures, except where the group is able to control the reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset will be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Secondary taxation on companies and additional income taxes on distribution of dividends
Secondary taxation on companies (STC) and other additional taxes arising from the distribution of dividends are recognised in the year dividends are declared. A deferred taxation asset is recognised on unutilised STC credits when it is probable that such unused STC credits will be utilised in the future.

Foreign currency
Foreign currency transactions
Transactions in currencies other than the functional currency of entities are initially recorded at the rates of exchange ruling on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are translated at the rates ruling on the balance sheet date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated at rates ruling at the dates the fair value was determined.

Financial statements of foreign operations
The assets and liabilities of all foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated at rates of exchange ruling at the balance sheet date. The revenues and expenses of foreign operations are translated at rates approximating the foreign exchange rates ruling at the date of the transactions.

Foreign exchange differences arising on translation are recognised directly in a separate component of equity, the foreign currency translation reserve (FCTR). The foreign currency translation reserve applicable to a foreign operation is released to the income statement as a capital item upon disposal of that foreign operation.

The group has elected to reset its FCTR to zero at date of transition to IFRS in accordance with the transition provision of IFRS 1.

Net investment in foreign operations
Exchange differences arising from the translation of the net investment in foreign operations, and of related hedges, are taken directly to the FCTR reserve. They are released to the income statement as a capital item upon disposal of that foreign operation.

Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Revenue recognition
Goods sold and services rendered
Revenue from the sale of goods is recognised when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at balance sheet date. The stage of completion is assessed by reference to surveys of the work performed.

Revenue is not recognised if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods as well as continuing management involvement with goods to a degree usually associated with ownership. Where the group acts as agent and is remunerated on a commission basis, only the commission income, and not the value of the business transaction, is included in revenue.

Insurance premiums
Insurance premiums are stated before deducting reinsurances and commissions, and are accounted for at the commencement of the risk.

Investments other than held-to-maturity and held-for-trading debt securities are classified as available-for-sale investments and are measured at subsequent reporting dates at fair value.

For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, except for impairment losses and, in the case of monetary items, foreign exchange gains or losses, which are recognised in the income statement. When these investments are disposed of, the cumulative gain or loss previously recognised in equity is included in the income statement as a capital item.

The group may elect upon initial recognition to designate certain interest-bearing loans at fair value through profit and loss when the rationale for such designation eliminates or substantially reduces an accounting mismatch from measuring related assets and liabilities, and recognising gains and losses on them on different bases.

Financial liabilities

The group's principal financial liabilities are interest-bearing debt, accounts payable and bank borrowings.

Interest-bearing debt

Interest-bearing debt, including finance lease obligations, is initially recognised at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing debt is recognised at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective-interest basis.

The group may elect upon initial recognition to designate certain interest-bearing debt at fair value through profit and loss when the rationale for such designation eliminates or substantially reduces an accounting mismatch from measuring related assets and liabilities and recognising gains and losses on them on different bases.

Bank overdraft

Bank borrowings, consisting of interest-bearing bank loans and overdrafts, are recorded at the proceeds received, net of direct issue costs. Finance costs, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Accounts payable

Trade and other payables are stated at amortised cost. Due to the short-term nature of the group's trade and other payables, the cost approximates its fair value.

Equity instruments

Equity instruments are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments

The group uses derivative financial instruments to manage its risk associated with foreign currency and interest rate fluctuations relating to certain firm commitments and forecast transactions arising from operational, financing and investment activities.

Derivative financial instruments are initially recorded at fair value and are remeasured to fair value at subsequent reporting dates.

Changes in the fair value of derivative financial instruments are recognised in profit and loss for the period as they arise. However, where derivatives qualify for hedge accounting (effective hedge of future cash flows), recognition of any resultant gain or loss depends on the nature of the item being hedged, are recognised directly in equity and the ineffective portion is recognised immediately in profit or loss.

The fair value of interest rate swaps is the estimated amount that the group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet, being the present value of the quoted forward price.

Derivatives embedded in other financial instruments or non-derivative host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with gains or losses reported in profit and loss for the period.

Hedging

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised in equity.

When the hedged firm commitment or forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the cumulative amount recognised in equity up to the transaction date is adjusted against the initial measurement of the asset or liability. For other cash flow hedges, the cumulative amount recognised in equity is recognised in the income statement in the period when the commitment or forecast transaction affects the income statement.

Where the hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative unrealised gain or loss remains in equity and is recognised in the income statement when the underlying transaction occurs. If the hedged transaction is no longer expected to occur, the cumulative unrealised gain or loss is immediately recognised in the income statement.

Where a derivative financial instrument is used to economically hedge the foreign exchange exposure of a recognised monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognised in the income statement.

Derecognition

Financial assets (or a portion thereof) are derecognised when the group realises the rights to the benefits specified in the contract, the rights expire or the group surrenders or otherwise loses control of the contractual rights that comprise the financial asset. On derecognition, the difference between the carrying amount of the financial asset and proceeds receivable and any prior adjustment to reflect fair value that had been reported in equity are included in profit and loss for the period.

Financial liabilities (or a portion thereof) are derecognised when the obligation specified in the contract is discharged, cancelled or expires. On derecognition, the difference between the carrying amount of the financial liability, including related unamortised costs, and amount paid for it are included in profit and loss for the period.

Fair value methods and assumptions

The fair value of financial instruments traded in an organised financial market is measured at the applicable quoted prices.

The fair value of financial instruments not traded in an organised financial market is determined using a variety of methods and assumptions that are based on market conditions and risk existing at balance sheet date, including independent appraisals and discounted cash flow methods.

The carrying amounts of financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values due to the short-term trading cycle of these items.

Non-current assets held for sale and discontinued operations

Non-current assets are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction, not through continuing use. The condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. These assets may be a component of an entity, a disposal group or an individual non-current asset. Upon initial classification as held-for-sale, non-current assets and disposal groups are recognised at the lower of carrying amount and fair value less cost to sell.

A discontinued operation is a component of the group's business that represents a separate major line of business or geographical area of operations or a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held-for-sale. A disposal group that is to be abandoned may also qualify as a discontinued operation, but not as assets held for sale.

Discontinued operations are separately recognised in the financial statements once management has made a commitment to discontinue the operation without a realistic possibility of withdrawal which should be expected to qualify for recognition as a completed sale within one year from date of classification.

Segment reporting

A segment is a distinguishable component of the group that is engaged in providing products or services which are subject to risks and rewards that are different from those of other segments. Primary segment reporting is based on the type of business and correlates with the activities of the main operating divisions, and the secondary basis is by significant geographical region, which is based on the location of assets. The basis of segment reporting is representative of the internal structure used for management reporting.

Segment results include revenue and expenses directly attributable to a segment, whether from external transactions or from transactions with other group segments.

Segment assets and liabilities comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

Dividend reinvestments

Ordinary shares issued as a capitalisation dividend award are capitalised by applying the ratio that a cash dividend bears to the issue price of the shares to be issued to a shareholder's shareholding, on the dividend payment date.

Notes to the annual financial statements for the year ended 30 June 2006

		2006 R'000	2005 R'000
1.	**REVENUE**		
	Manufactured goods	**10 674 981**	7 785 835
	Retail goods	**18 176 338**	8 589 493
	Distribution, freight and logistics	**2 917 399**	2 487 935
	Rendering of services	**12 136**	—
	Insurance	**115 019**	94 751
	Fleet rental	**156 909**	—
	Rental	**185 540**	—
		32 238 322	18 958 014
2.	**CAPITAL ITEMS**		
	Expenses of a capital nature included in other operating expenses are:		
2.1	**Impairment**		
	Property, plant and equipment	**7 764**	32 158
	Intangible assets and goodwill	**1 239**	1 126
	Associate companies	**6 195**	—
	Joint venture companies	**12 495**	5 390
		27 693	38 674

Impairment losses on property, plant and equipment primarily arose upon the closure of certain manufacturing operations and plant rendered obsolete following changes in technology and specification of manufacturing processes. These events caused the group to assess the recoverable amounts of items affected at their estimated net realisable values (note 10). Impairment of intangible assets, including goodwill and licence agreements, arose on underperforming operations and closure of certain operations (note 9).

Impairment losses on investments in associate companies and a joint venture company in Zimbabwe were recognised during the year owing to significant financial difficulties experienced by these operations in the current economic situation in Zimbabwe.

		2006 R'000	2005 R'000
2.2	**Loss/(profit) on disposal of property, plant and equipment**	**8 476**	(37 503)
2.3	**(Profit)/loss on disposal of subsidiaries and businesses**	**(1 907)**	1 434
2.4	**Negative goodwill released to income statement**	—	(1 434)
2.5	**Closure costs**		
	Harvesting operations	—	18 431
	Manufacturing operations	**44 965**	—
	Distribution operations	**9 130**	(9 161)
		54 095	9 270
		88 357	10 441

Included in closure costs are impairment costs of R10 685 003 (2005: R nil) not disclosed under impairments (note 2.1)

3. OPERATING PROFIT

Operating profit is stated after taking account of the following items:

		2006 R'000	2005 R'000
3.1	**Amortisation of intangible assets**		
	Customer relationships and contracts	135	—
	Trade- and brandnames	752	—
	Licence agreements	145	—
	Contracts	467	—
		1 499	—
3.2	**Auditors' remuneration**		
	Audit fees	35 878	29 678
	Other fees	5 733	7 352
	Expenses	39	66
	Under/(over)provision in prior year	613	(866)
		42 263	36 230
3.3	**Personnel expenses**		
	Salaries and wages	5 086 075	2 375 838
	Share-based payments – equity settled (note 22.2)	39 765	45 416
	Retirement plans (note 3.11)	467 206	286 821
		5 593 046	2 708 075
	Recognised in:		
	Cost of sales	2 869 491	1 375 513
	Operating expenses	2 723 555	1 332 562
		5 593 046	2 708 075
3.4	**Directors' emoluments (included in personnel expenses)**		
	Remuneration (note 41)		
	Paid by:		
	Company	1 970	2 281
	Subsidiary companies	47 448	34 817
		49 418	37 098
3.5	**Fees paid for services**		
	Administrative	42 322	42 205
	Managerial	34 879	14 273
	Technical, consultancy and "know-how"	34 909	33 558
	Secretarial	6 497	203
		118 607	90 239

		2006 R'000	2005 R'000
3.	**OPERATING PROFIT** (continued)		
3.6	**Net foreign exchange (gains)/losses**		
	Net losses/(gains) on foreign currency assets/liabilities	**246 844**	(5 470)
	Foreign exchange gains excluding effect of foreign currency assets/liabilities	**(413 892)**	(259 130)
		(167 048)	(264 600)
3.7	**Depreciation**		
	Buildings	**70 961**	82 749
	Plant and machinery	**93 009**	103 741
	Long-haul motor vehicles and equipment	**163 921**	63 035
	Bus fleet	**45 982**	39 058
	Motor vehicles	**25 213**	24 471
	Capitalised leased assets	**123**	467
	Leasehold improvements	**17 087**	5 843
	Office and computer equipment, furniture and other assets	**202 422**	105 327
		618 718	424 691
	Vehicle rental fleet	**18 823**	—
	Recognised in		
	Cost of sales	**355 053**	136 702
	Distribution expenses	**158 140**	20 884
	Other operating costs	**124 348**	267 105
		637 541	424 691
3.8	**Operating lease charges**		
	Property	**1 160 747**	310 630
	Plant, equipment, vehicles and other	**214 336**	151 433
		1 375 083	462 063
3.9	**Research and development costs**	**9 122**	9 320
3.10	**Fair value (gains)/losses (excluding forward exchange contracts)**		
	Fair value adjustment on cross currency and interest rate swap	**244 980**	(175 055)
	Fair value adjustment on note purchase agreements	**(250 205)**	168 925
	Fair value adjustment on trade and other payables	**87**	14
	Fair value adjustment on trade and other receivables	**(140)**	(46)
	Fair value adjustment on consumable biological assets	**(97 390)**	(18 740)
	Pension fund surplus asset	**—**	23 332
	Other	**(30)**	345
		(102 698)	(1 225)

		2006 R'000	2005 R'000
3.	**OPERATING PROFIT** (continued)		
3.11	Post-retirement benefit expenses		
	Pension fund contribution (defined-benefit plan)	**10 778**	—
	Provident fund contributions (defined-contribution plan)	**164 230**	93 701
	Contributions to state-managed pension funds	**291 922**	193 069
	Post-retirement medical aid contributions	**276**	51
		467 206	286 821
3.12	Expense raised through provision for warranties	**21 042**	22 530
3.13	Government grants received	**(2 514)**	(1 380)
3.14	Number of employees	**50 000**	41 500
4.	**FINANCE COSTS**		
	Interest paid		
	Loans	**290 985**	143 932
	Bank overdrafts	**318 098**	234 865
	Lease liabilities	**4 184**	3 091
	Vendor liabilities	**18 407**	17 365
	Other	**38 575**	8 304
		670 249	407 557
5.	**INCOME FROM INVESTMENTS**		
	Dividends received		
	Unlisted investments	**17 382**	3 130
	Interest received		
	Bank balances and loans receivable	**378 356**	212 718
	Associate and joint venture companies	**468**	1 391
		396 206	217 239
6.	**TAXATION**		
6.1	Taxation charge		
	Current year		
	South African normal taxation	**206 639**	137 108
	South African deferred taxation	**(9 488)**	(53 853)
	Foreign normal taxation	**94 230**	68 447
	Foreign deferred taxation	**107 608**	46 909
		398 989	198 611

		2006 '000	2005 '000
7.	**EARNINGS PER SHARE** (continued)		
7.3	**Headline earnings per share**		
	Headline earnings per share is calculated by dividing the headline earnings by the weighted average number of ordinary shares in issue during the year.		
	Number of shares		
	Weighted average number of ordinary shares	**1 133 345**	1 128 054
	Reconciliation between earnings and headline earnings		
	Headline earnings is reconciled to earnings attributable to shareholders as follows:	**R'000**	R'000
	Earnings attributable to equity holders of the parent	**1 953 376**	1 544 998
	Adjusted for		
	Capital items (note 2)	**88 357**	10 441
	Taxation effect on capital items	**(5 614)**	—
	Share of minority interest on capital items	**(4 084)**	—
	Loss on disposal of property, plant and equipment included in associate company income	**—**	1 527
	Impairment of goodwill included in share of associate company income	**—**	143
		2 032 035	1 557 109
	Dividend entitlement on non-redeemable cumulative preference shares (including STC)	**(72 682)**	—
	Headline earnings attributable to ordinary shareholders	**1 959 353**	1 557 109
	Headline earnings per share (cents)	**173**	138
	As previously stated	**—**	141
	Restatement (note 40)	**—**	(3)
7.4	**Diluted headline earning per share**		
	Diluted headline earnings per share is calculated by dividing the headline earnings by the diluted weighted average number of shares in issue during the year.		
	Reconciliation between number of shares used for earnings per share and diluted earnings per share	**'000**	'000
	Weighted average number of ordinary shares	**1 133 345**	1 128 054
	Effect of dilutive potential ordinary shares	**23 003**	34 409
	Weighted average number of ordinary shares for the purpose of diluted headline earnings per share	**1 156 348**	1 162 463
	Reconciliation of headline earnings attributable to equity holders and diluted headline earnings	**R'000**	R'000
	Headline earnings attributable to ordinary shareholders	**1 959 353**	1 557 109
	Dilutive adjustment on earnings	**18 407**	17 365
	Diluted headline earnings attributable to ordinary shareholders	**1 977 760**	1 574 474

		2006	2005
7.	**EARNINGS PER SHARE** (continued)		
7.4	Diluted headline earning per share (continued)		
	Diluted headline earnings per share (cents)	**171**	135
	As previously stated	**—**	138
	Restatement as above (note 40)	**—**	(3)
	Dilution percentage	**1%**	2%
7.5	Net asset value per ordinary share Net asset value per share is calculated by dividing the ordinary shareholders' equity, adjusted by the dividend entitlement on non-redeemable cumulative preference shares, by the issued ordinary share capital at year-end.	**'000**	'000
	Number of ordinary shares Issued share capital at year-end	**1 141 442**	1 130 584
		R'000	R'000
	Net asset value		
	Attributable to equity holders of the parent	**11 894 777**	8 831 351
	Preference share capital and premium	**(1 022 122)**	(643 879)
	Attributable to ordinary shareholders	**10 872 655**	8 187 472
	Net asset value per share (cents)	**953**	724

		2006 Cents	2005 Cents
8.	**DISTRIBUTION TO SHAREHOLDERS**		
8.1	Capital distribution to ordinary shareholders The directors have resolved to make a cash distribution from the share premium account payable on 13 November 2006 to those ordinary shareholders recorded in the books of the company at the close of business on 10 November 2006.	**37,5**	30,0

		2006 R'000	2005 R'000
8.2	Distribution to preference shareholders A preference dividend of 431,507 cents per preference share in respect of the period 15 June 2005 to 31 December 2005 was paid on 24 April 2006 to those Steinhoff Investment preference shareholders recorded in the books of the company on 21 April 2006.	**43 234**	—

		2006 Cents	2005 Cents
	The directors of Steinhoff Investment have resolved to declare and pay preference dividends for the period 1 January 2006 to 30 June 2006 to those preference shareholders recorded in the books of Steinhoff Investment at the close of business 20 October 2006.	**392**	—

9. INTANGIBLE ASSETS AND GOODWILL (continued)

9.2 Goodwill

The goodwill acquired in a business combination is allocated, at acquisition, to the cash-generating unit that is expected to benefit from that business. Goodwill is assessed for impairment annually, irrespective of whether there is any indication of impairment or not.

The recoverable amount of the cash-generating unit is determined from the value-in-use calculation. The key assumptions for the value-in-use calculation are those regarding the discount rates, growth rates and the expected changes to the selling prices and the direct cost during the period. Management estimated discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risk specific to the cash-generating unit. The growth rate is based on the industry growth forecast. Changes in selling prices and direct cost are based on past practices and expectations of future changes in market.

The group prepared cash flow forecasts derived from the most recent financial budgets approved by management for the next year and extrapolated cash flows for the following years based on an estimated growth rate as set out below.

Impairment tests for cash-generating units containing goodwill

The following units have significant carrying amounts of goodwill:

	Discount rate	Forecasted cash flows	2006 R'000
PG Bison Holdings (Proprietary) Limited	15%	1 year	**117 309**
Bojanala Bus (Proprietary) Limited	15%	3 year	**10 590**
Unitrans UK Limited	15%	3 year	**126 763**
Other Unitrans operations	15%	3 year	**26 751**
Unitrans Limited	15%	1 year	**162 334**
New business units acquired by Pennypinchers	15%	1 year	**7 698**
Cargo Homeshop	10%	1 year, thereafter 1% growth rate	**52 950**
G&G Furnitures (Australia)	12%	1 year, thereafter 3% – 5% growth rate	**2 270**
Steinhoff UK Beds	10%	1 year, thereafter 1% growth rate	**250 640**
Bravoscar	12%	1 year, thereafter 3% – 5% growth rate	**702 550**
Homestyle	10%	1 year, thereafter 1% growth rate	**782 040**
Other various units	5 – 15%	1 year, thereafter 1% – 2% growth rate	**35 661**
			2 277 556

Goodwill arising on business combinations is attributed to the strategic business acquired, principally knowledgeable and experienced employees, store locations and leases that did not meet the criteria for recognition as other intangible assets at the date of acquisition.

Impairment losses

Refer to note 2 – Capital items.

Contingent purchase consideration adjustments

Contingent purchase price adjustments arose on the purchase price of the PG Bison Holdings (Proprietary) Limited business combination, which is dependent on the profit earned by the business post-acquisition. The group's treatment of deferred contingent purchase consideration is explained in detail in the accounting policies.

10. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings R'000	Plant and machinery R'000	Long-haul motor vehicles and equipment R'000	Bus fleet R'000	Motor vehicles R'000	Capitalised lease assets R'000	Leasehold improvements R'000	Office and computer equipment, furniture and other assets R'000	Total R'000
Cost									
Balance at 1 July 2004 restated	1 996 497	1 413 150	—	—	94 700	39 752	21 826	768 107	4 334 032
Additions	107 252	158 870	89 718	109 603	53 751	—	6 640	177 473	703 307
Disposals	(276 634)	(48 813)	(77 642)	(28 135)	(20 679)	(267)	(6 004)	(98 016)	(556 190)
Net acquisition of subsidiaries	197 759	22 739	1 571 086	328 901	124 104	—	62	1 133 818	3 378 469
Reclassification	7 616	(103 406)	(38 789)	—	(2 128)	—	38 789	96 764	(1 154)
Revaluation	(2 412)	2 217	—	—	(7 215)	—	47 435	(49 284)	(9 259)
Exchange differences on foreign subsidiaries	193 078	71 909	33 499	—	(5 751)	—	6 373	107 570	406 678
Impairment	—	(32 900)	—	—	—	—	—	(11)	(32 911)
Intergroup purchases/(disposals)	6	(15 692)	—	—	(208)	—	(495)	(986)	(17 375)
Balance at 30 June 2005	2 223 162	1 468 074	1 577 872	410 369	236 574	39 485	114 626	2 135 435	8 205 597
Additions	**87 548**	**156 717**	**308 087**	**75 525**	**34 606**	**—**	**29 134**	**296 086**	**987 703**
Disposals	**(127 871)**	**(71 577)**	**(144 008)**	**(34 974)**	**(29 507)**	**—**	**(9 921)**	**(164 633)**	**(582 491)**
Net acquisition of subsidiaries	**136 696**	**3 427**	**—**	**—**	**131**	**—**	**4 844**	**83 490**	**228 588**
Reclassification	**84 061**	**102 637**	**73 881**	**—**	**(71 620)**	**—**	**39**	**(188 636)**	**362**
Exchange differences on foreign subsidiaries	**240 698**	**50 756**	**(9 848)**	**—**	**5 550**	**—**	**336**	**173 720**	**461 212**
Impairment	**—**	**(8 263)**	**—**	**—**	**—**	**—**	**—**	**(295)**	**(8 558)**
Assets held-for-sale	**—**	**—**	**(32 309)**	**—**	**(2 761)**	**—**	**(764)**	**—**	**(35 834)**
Intergroup purchases/(disposals)	**—**	**(9 491)**	**—**	**—**	**(661)**	**—**	**—**	**(323)**	**(10 475)**
Balance at 30 June 2006	**2 644 294**	**1 692 280**	**1 773 675**	**450 920**	**172 312**	**39 485**	**138 294**	**2 334 844**	**9 246 104**

10. PROPERTY, PLANT AND EQUIPMENT (continued)

	Land and buildings R'000	Plant and machinery R'000	Long-haul motor vehicles and equipment R'000	Bus fleet R'000	Motor vehicles R'000	Capitalised lease assets R'000	Leasehold improvements R'000	Office and computer equipment, furniture and other assets R'000	Total R'000
Accumulated depreciation									
Balance at 1 July 2004 restated	(338 198)	(790 362)	—	—	(52 816)	(37 058)	(8 494)	(530 819)	(1 757 747)
Current year depreciation	(82 749)	(103 741)	(63 035)	(39 058)	(24 471)	(467)	(5 843)	(105 327)	(424 691)
Disposals	72 340	63 129	48 010	19 293	11 401	134	4 196	84 807	303 310
Net acquisition of subsidiaries	(105 517)	(2 950)	(667 745)	(131 365)	(52 040)	—	(24)	(500 292)	(1 459 933)
Reclassification	142	4 121	22 776	—	215	—	(22 776)	(4 759)	(281)
Revaluation	14 131	(3 796)	—	—	6 312	—	(23 505)	23 139	16 281
Exchange differences on foreign subsidiaries	(44 943)	(46 341)	(19 209)	—	(2 857)	—	(2 849)	(65 106)	(181 305)
Impairment	—	753	—	—	—	—	—	—	753
Intergroup (purchases)/disposals	—	16 074	—	—	384	—	277	1 060	17 795
Balance at 30 June 2005	**(484 794)**	**(863 113)**	**(679 203)**	**(151 130)**	**(113 872)**	**(37 391)**	**(59 018)**	**(1 097 297)**	**(3 485 818)**
Current year depreciation	**(70 961)**	**(93 009)**	**(163 921)**	**(45 982)**	**(25 213)**	**(123)**	**(17 087)**	**(202 422)**	**(618 718)**
Disposals	**59 442**	**27 879**	**75 497**	**19 024**	**21 223**	—	**7 054**	**134 675**	**344 794**
Net acquisition of subsidiaries	**(37 347)**	**(485)**	—	—	**(6 060)**	—	**(2 744)**	**(58 845)**	**(105 481)**
Reclassification	**(962)**	**3 630**	**(24 281)**	—	**23 461**	—	**3**	**(2 213)**	**(362)**
Exchange differences on foreign subsidiaries	**(51 865)**	**(37 774)**	**8 384**	—	**(3 512)**	—	**(606)**	**(105 830)**	**(191 203)**
Impairment	—	**517**	—	—	—	—	—	**277**	**794**
Assets held-for-sale	—	—	**19 921**	—	**1 754**	—	**281**	—	**21 956**
Intergroup (purchases)/disposals	—	**9 941**	—	—	**661**	—	—	**665**	**11 267**
Balance at 30 June 2006	**(586 487)**	**(952 414)**	**(763 603)**	**(178 088)**	**(101 558)**	**(37 514)**	**(72 117)**	**(1 330 990)**	**(4 022 771)**

10. PROPERTY, PLANT AND EQUIPMENT (continued)

	2006 R'000	2005 R'000	2004 R'000
Net book value			
Land and buildings	**2 057 807**	1 738 368	1 658 299
Plant and machinery	**739 866**	604 961	622 788
Long-haul motor vehicles and equipment	**1 010 072**	898 669	—
Bus fleet	**272 832**	259 239	—
Motor vehicles	**70 754**	122 702	41 884
Capitalised lease assets	**1 971**	2 094	2 694
Leasehold improvements	**66 177**	55 608	13 332
Office and computer equipment furniture and other assets	**1 003 854**	1 038 138	237 288
	5 223 333	4 719 779	2 567 285

Land and buildings
Details of land and buildings are available for inspection at the various registered offices of the company and its subsidiaries.

Encumbered assets
Assets with a book value of R1 113 410 000 (2005: R530 765 000) are encumbered as set out in note 26.

Insurance
Property, plant and equipment, with the exception of motor vehicles and land, are insured at approximate cost of replacement. Motor vehicles are insured at market value.

Reclassification
Certain categories of assets were reclassified to bring the classification in line with the current year's disclosure.

Impairment losses
Refer to note 2 – Capital items.

Useful lives
The estimated useful lives are reflected under judgements and estimates (note 32).

	2006 R'000	2005 R'000
11. VEHICLE RENTAL FLEET		
Balance at beginning of year	—	—
Additions	**211 645**	—
Disposals		
– Cost	**(42 553)**	—
– Accumulated depreciation	**5 756**	—
Subsidiaries and joint venture companies acquired		
– Cost	**26 740**	—
– Accumulated depreciation	**(6 209)**	—
Depreciation	**(18 823)**	—
	176 556	—
Less: Available for sale within 12 months transferred to current assets	**(142 024)**	—
Closing balance	**34 532**	—
12. CONSUMABLE BIOLOGICAL ASSETS		
Timber plantations		
Carrying amount at beginning of year	**189 015**	166 564
Increase due to purchases	—	3 711
Subsidiaries acquired	**117 988**	—
Fair value adjustment to plantations	**97 390**	18 740
Carrying amount at end of year	**404 393**	189 015

The group owns and manages timber plantations for use in manufacturing timber products. The plantations are valued at fair value less estimated point-of-sale cost. The Faustman formula was applied by an independent valuer in determining the fair value of the plantations. The principal assumptions used in this formula include surveying physical hectares planted, age analysis and using the industry mean annual incremental growth.

The group is exposed to a number of risks regarding its timber plantations:

Regulatory and environmental risks

The group's timber plantation operations are subject to laws and regulations. The group has established environmental policies and procedures aimed at compliance with local environmental and other laws. Management performs regular reviews to identify environmental risks and to ensure that the systems in place are adequate to manage those risks.

Supply and demand risk

For external sales of timber, the group is exposed to risks arising from the fluctuations of price and sales volumes of timber. Where possible, the group manages this risk by aligning its harvest volume to market supply and demand. Management performs regular industry trend analysis to ensure that the group's pricing structure is in line with the market and to ensure that projected harvest volumes are consistent with the expected demand.

Climate and other risks

The group's timber plantations are exposed to the risk of damage from climatic changes, diseases, forest fires and other natural forces. The group has extensive processes in place aimed at monitoring and mitigating those risks, including regular forest health inspections and industry and pest disease surveys. The group also insures itself, where cost effective, against natural disasters such as floods.

13. INVESTMENT IN ASSOCIATE COMPANIES

	Nature of business	Percentage holding 2006 %	Percentage holding 2005 %	Carrying value 2006 R'000	Carrying value 2005 R'000
Listed					
Amalgamated Appliances Holdings Limited	Supplies and distributes appliances and electrical accessories	26,7	—	306 940	—
Shares				272 422	—
Post-acquisition earnings				34 518	—
KAP International Holdings Limited	Diverse manufacturing, wholesale and retail businesses	27,1	—	415 459	—
Shares (including Micawber 455 (Proprietary) Limited (note 25.2)				387 564	—
Post-acquisition earnings				27 895	—
Unlisted					
Loungefoam (Proprietary) Limited	Manufactures foam products	47,5	47,5	29 059	31 575
Unitrans Rentals (South Africa) (Proprietary) Limited (formerly Alisa Holdings (Proprietary) Limited) trading as Hertz-Rent-A-Car*	Car rental	—	40,0	—	41 016
Xinergistics Limited	Industrial long-distance haulage	25,1	—	19 737	—
Nomakanjani Logistics Company (Proprietary) Limited	Transportation of mining products	30,0	30,0	1 885	2 280
Zimbabwean associate companies	Manufacture upholstery and casegoods furniture	49,0	49,0	—	7 408
				773 080	82 279
Market value of listed investment				706 184	—
Directors' valuation of unlisted investments				50 681	82 279
				756 865	82 279

Although the market value of the listed investments is less than the carrying value, the directors are of the opinion that the decline in value is temporary and therefore no impairment loss was recognised.

	2006 R'000	2005 R'000
Investment at cost		
Listed investments		
Amalgamated Appliances Holdings Limited	272 422	—
Share of net asset value	113 651	—
Fair value adjustments on acquisition of associate	24 049	—
Goodwill	144 126	—
Dividend received	(9 404)	—

13. INVESTMENT IN ASSOCIATE COMPANIES (continued)

	2006 R'000	2005 R'000
KAP International Holdings Limited	**387 564**	—
Share of net asset value	**280 446**	—
Fair value adjustments on acquisition of associate	**8 799**	—
Goodwill	**98 319**	—
	659 986	—
Unlisted investments		
Loungefoam (Proprietary) Limited	**9 576**	9 576
Unitrans Rentals (South Africa) (Proprietary) Limited (formerly Alisa Holdings (Proprietary) Limited) trading as Hertz-Rent-A-Car*	—	39 129
Shares at cost	**39 129**	39 129
Associate becomes subsidiary	**(39 129)**	—
Xinergistics Limited	**18 677**	—
Nomakanjani Logistics Company (Proprietary) Limited	**495**	495
	28 748	49 200
Total investment	**688 734**	49 200
Attributable share of post-acquisition retained earnings		
At beginning of year	**23 491**	149 252
Current year share of income	**61 083**	58 014
Dividends received	—	(19 957)
Associate companies converted to subsidiaries	**(1 887)**	(163 818)
Impairment of post-acquisition retained earnings of Zimbabwean associate companies	**(6 195)**	—
Foreign currency translation difference	**367**	—
At end of year	**76 859**	23 491
Loans due by associate companies	**7 487**	9 588
Loungefoam (Proprietary) Limited	**5 987**	6 875
Zimbabwean associate companies	—	1 213
Nomakanjani Logistics Company (Proprietary) Limited	**1 500**	1 500
	773 080	82 279

* *The group increased its interest in Unitrans Rentals (South Africa) (Proprietary) Limited (formerly Alisa Holdings (Proprietary) Limited) to 100% during the year which resulted in this entity becoming a subsidiary.*

Loss-making associate companies

Loungefoam (Proprietary) Limited realised an operating loss for the year. The directors believe that the associate company will realise a profit in the foreseeable future, hence no impairment has been made.

Impairment losses

Refer to note 2 – Capital items.

13. INVESTMENT IN ASSOCIATE COMPANIES (continued)

Information in respect of interest in associate companies (showing Steinhoff's proportionate interest)

	2006 R'000	2005 R'000
Balance sheet		
Assets		
Property, plant and equipment	**169 980**	15 650
Net current assets	**558 672**	42 117
Deferred taxation assets	**27 873**	1 104
Other assets	**23 254**	2 923
	779 779	61 794
Equity and liabilities		
Share capital and reserves	**438 789**	21 964
Non-current liabilities	**24 178**	30
Deferred taxation liabilities	**6 562**	803
Other liabilities	**305 519**	38 997
Minority interest	**4 731**	—
	779 779	61 794
Income statement		
Revenue	**1 010 180**	1 769 457
Profit before taxation	**80 295**	78 777
Taxation	**(19 212)**	(20 763)
Net profit after taxation	**61 083**	58 014

14. INTEREST IN JOINT VENTURE COMPANIES

	Nature of business	Percentage holding 2006 %	Percentage holding 2005 %
La-Z-Boy Europe BV	Manufactures recliner chairs	**50**	50
Van den Bosch Beheer BV	Wholesale and distribution of household goods	**50**	50
Pennypinchers stores	Distribution of building materials, hardware, home improvement products and related goods and services	**50**	50
Univiron (Proprietary) Limited	Waste removal specialists	**50**	50

	2006 R'000	2005 R'000
14. INTEREST IN JOINT VENTURE COMPANIES (continued)		
Loans due by joint venture companies	**—**	1 698
Impairment losses		
Refer to note 2 – Capital items.		
The proportionate share of the aggregated financial information of the joint venture companies consolidated is:		
Assets and liabilities		
Property, plant and equipment	**120 431**	101 362
Intangible assets and goodwill	**5 398**	—
Current assets	**340 506**	318 176
Current liabilities	**(286 847)**	(359 883)
Non-current liabilities	**(9 017)**	(62 838)
Deferred taxation	**(3 917)**	1 496
	166 554	(1 687)
Capital and reserves	**(166 554)**	1 687
Revenue and expenditure		
Revenue	**905 701**	594 138
Net expenditure	**(864 466)**	(551 601)
Net profit before taxation	**41 235**	42 537
15. INVESTMENTS AND LOANS		
Unlisted investments	**777 010**	269 232
Ordinary shares	**597 010**	89 232
Preference shares	**180 000**	180 000
Loans receivable	**1 765 067**	1 064 674
	2 542 077	1 333 906
Directors' valuation of unlisted investments	**777 010**	269 232

Directors' valuation of unlisted investments is based on valuation of the underlying assets of the investment.

Details of investments are available at the registered office of the company for inspection.

Unlisted investments are classified as available-for-sale financial assets.

The loans receivable consist of various loans with repayment terms ranging between 13 and 72 months, bearing interest at market-related interest rates, and participating in profit share.

No provision has been made against these loans as the amounts are considered recoverable.

16. DEFERRED TAXATION ASSETS/(LIABILITIES)

	2006 R'000	2005 R'000
16.1 Deferred taxation movement		
Assets		
Balance at beginning of year	**466 047**	179 402
Exchange differences on consolidation of foreign subsidiaries	**31 116**	4 977
Deferred taxation of subsidiaries acquired	**7 509**	250 509
Reallocation to deferred taxation liability	**(4 801)**	—
Current year charge	**29 870**	31 159
	529 741	466 047
Liabilities		
Balance at beginning of year	**(927 188)**	(187 971)
Deferred taxation of subsidiaries acquired	**(5 223)**	(711 433)
Deferred taxation of subsidiaries disposed	**85**	6
Exchange differences on consolidation of foreign subsidiaries	**(93 151)**	(1 571)
Amounts charged directly to equity		
Cash flow hedge	**(15 491)**	—
Equity component of convertible bond	**(97 466)**	—
Reallocation to deferred taxation asset	**4 801**	—
Current year charge	**(150 551)**	(26 219)
	(1 284 184)	(927 188)
16.2 Deferred taxation balances		
Assets		
Provision for taxation on temporary differences resulting from South African normal taxation rate (29%), South African capital gains taxation (SA CGT) rate (14,5%) and foreign taxation rate (ranging from 8% to 38%)		
Property, plant and equipment	**172 546**	128 852
Prepayments	**(147)**	8 327
Provisions	**74 131**	185 270
Taxation losses	**213 912**	101 092
Operating leases	**29 579**	27 849
Share-based payments	**17 069**	15 831
Other	**20 534**	(1 174)
Secondary taxation on companies (12,5%)	**2 117**	—
Total deferred taxation assets	**529 741**	466 047

	2006 R'000	2005 R'000
16. DEFERRED TAXATION ASSETS/(LIABILITIES) (continued)		
16.2 Deferred taxation balances (continued)		
Liabilities		
Provision for taxation on temporary differences resulting from South African normal tax rate (29%), SA CGT rate (14,5%) and foreign taxation rate (ranging from 8% to 38%)		
Property, plant and equipment	**(818 200)**	(679 418)
Intangible assets	**(561 493)**	(110 914)
Prepayments	**(18 005)**	(144 063)
Provisions	**154 278**	26 024
Equity component of convertible bond	**(97 466)**	—
Cash flow hedge	**(15 491)**	—
Taxation losses	**62 292**	22 969
Other	**9 901**	(41 786)
Total deferred taxation liabilities	**(1 284 184)**	(927 188)
16.3 Unrecognised deferred taxation assets		
Deferred taxation assets have not been recognised in respect of the following items:		
Net deductible temporary differences	**18 446**	155
Taxation losses	**505 376**	333 702
	523 822	333 857

The taxation losses and deductible temporary differences do not expire under current taxation legislation. Deferred taxation assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the group can utilise the benefits therefrom.

	2006 R'000	2005 R'000
16.4 Taxation losses		
The estimated taxation losses available for setoff against future taxable income are:	**1 288 062**	937 753

Note – The 2005 estimated taxation losses excluded the losses on European companies, amounting to R387 million.

	2006 '000	2005 '000

17. FINANCIAL INSTRUMENTS

Exposure to credit, interest rate and currency risk arises in the normal course of the group's business activities. Derivative financial instruments are used to hedge exposures to fluctuations in foreign exchange rates and interest rates.

17.1 Foreign currency risk

The group is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currencies of the group's operations being primarily rands, euros, UK pounds and Australian dollars. In turn the currencies giving rise to currency risk are primarily euros, US dollars, UK pounds and Polish zloty. The group uses forward exchange contracts to hedge its foreign currency risk against the functional currency of its operations. Most of the forward exchange contracts have maturities of less than one year after balance sheet date. As a matter of policy, the group does not enter into derivative contracts for speculative purposes. The fair values of such contract at year-end, by currency, were:

Net currency forward contracts to sell/(buy) foreign currency:

	2006 '000	2005 '000
Euros	**47 150**	4 929
US dollars	**9 207**	(7 770)
UK pounds	**7 099**	(1 280)
Japanese yen	**(450)**	(14 427)
Polish zloty	**—**	7 154
Swedish kroner	**—**	(452)
Norwegian kroner	**(3 999)**	—

The components of the fair value of derivative financial assets and liabilities are summarised as follows:

	R'000	R'000
Assets		
Fair value of foreign exchange contracts	**48 187**	3 381
Euros	**42 822**	104
US dollars	**5 244**	1 064
UK pounds	**—**	3
Japanese yen	**1**	7
Norwegian kroner	**120**	—
Polish zloty	**—**	2 203
Interest rate swaps and cross-currency derivatives	**—**	175 055
	48 187	178 436
Liabilities		
Fair value of foreign exchange contracts	**(20 449)**	(514)
Euros	**(18 278)**	(351)
UK pounds	**(2 171)**	(148)
Swedish kroner	**—**	(15)
Interest rate swaps and cross-currency derivatives	**(87 310)**	(24 654)
	(107 759)	(25 168)
Net foreign currency (liabilities)/assets	**(59 572)**	153 268

17. FINANCIAL INSTRUMENTS (continued)

The writing of option contracts is prohibited; currency options are only purchased as a cost-effective alternative to forward currency contracts.

The group classifies certain of its forward exchange contracts that hedge forecast transactions as cash flow hedges. The fair value of such contracts recognised as derivative assets and liabilities and adjusted against the hedging reserve at year-end was:

	Assets	
	2006 R'000	2005 R'000
Gross amount	**53 418**	—
Deferred tax	**(15 491)**	—
Amount recognised in equity	**37 927**	—

Changes in the fair value of forward exchange contracts of economically hedged monetary assets and liabilities in foreign currencies and for which no hedged accounting is applied, are recognised in the income statement.

17.2 Interest rate risk

The group generally adopts a policy of ensuring that its exposure to changes in interest rate risks are on a floating basis although certain domestic medium-term notes and guaranteed registered bonds are issued at fixed coupon rates. The interest and related terms of the group's interest-bearing loans are disclosed in note 26.

The group has entered into a combined cross-currency interest rate swap on the note purchase agreement series A and B in terms of which the fixed US dollar interest rate was swapped for a variable euribor linked interest rate (note 26). The fair value of the instrument was estimated as a liability of R87,3 million (2005: asset of R175 million) based on the market value of a similar instrument at balance sheet date.

The fixed interest rate note purchase agreement liabilities are fair valued through profit and loss in order to eliminate the potential accounting mismatch arising from measuring the derivative cross-currency interest rate swap at fair value through profit and loss.

17.3 Credit risk

Potential concentration of credit risk consists principally of short-term cash and cash-equivalent investments, trade and other debtors, and loans receivable. The group deposits short-term cash surpluses with major banks of high-quality credit standing. Trade debtors comprise a widespread customer base and group companies perform ongoing credit evaluations on the financial condition of their customers. Significant exposure exists with regard to Poco International Holdings S.A. included in loans receivables (note 15).
At 30 June 2006, the group did not consider there to be any other significant concentration of credit risk which had not been adequately provided for. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the group companies' management based on prior experience and the current economic environment.

17.4 Treasury risk

Senior executives meet regularly to analyse currency and interest rate exposures and re-evaluate treasury management strategies against revised economic forecasts.

17.5 Liquidity risk

The group continuously manages its liquidity risk, which is evidenced by its liquid resources and underutilised borrowing facilities.

17.6 Fair values

The group's financial instruments consist mainly of cash at bank and cash equivalents, investments, loans due to the group, accounts and other receivables, accounts and other payables, and long- and short-term liabilities.

The estimated net fair values at which financial instruments are carried on the balance sheet at 30 June 2006 have been determined using available market information and appropriate valuation methodologies, but are not necessarily indicative of the amounts the group could realise in the normal course of business.

		2006 R'000	2005 R'000
18.	**INVENTORIES**		
18.1	Inventories at cost less provisions		
	Raw materials	**453 889**	458 624
	Work-in-progress	**124 084**	136 115
	Consumables and spares	**183 535**	159 216
	Packing materials	**1 557**	4 239
	Finished goods	**1 595 473**	1 396 000
	Vehicles	**932 027**	783 477
		3 290 565	2 937 671
18.2	Inventories carried at net realisable value	**559 789**	538 500
	Included in the above are vehicles, relating to the operations of Unitrans, which are subject to a loan of R359 million (2005: R204,3 million) in respect of the manufacturers' floor plan financing, made up of interest-bearing amounts and included in trade and other payables.		
19.	**TRADE AND OTHER RECEIVABLES**		
	Trade receivables	**5 029 044**	4 809 257
	Less: Provision for bad debts	**(166 230)**	(146 301)
	Less: Provision for credit notes and discounts	**(88 366)**	(64 345)
		4 774 448	4 598 611
	Other amounts due	**936 584**	726 654
		5 711 032	5 325 265
	The directors consider that the carrying amount of trade and other receivables approximates their fair value.		
20.	**SHORT-TERM LOANS RECEIVABLE**		
	These loans are made to various entities, including suppliers. The loans are unsecured, interest bearing and repayable on demand.	**160 124**	314 614
	The directors consider that the carrying amount of loans receivable approximates their fair value.		
21.	**ASSETS CLASSIFIED AS HELD-FOR-SALE**		
	The carrying amount of total assets held-for-sale still carried in the balance sheet is:		
	Property, plant and equipment	**13 878**	—

Property, plant and equipment held-for-sale comprise mainly those relating to the forestry operations of a subsidiary which is in the process of being closed. These assets are available for immediate sale in its present condition. Management is committed to the sale, which is expected to occur within 12 months of being classified as held-for-sale.

Notes to the annual financial statements for the year ended 30 June 2006 (continued)

		2006 Number of shares	2005 Number of shares	2006 R'000	2005 R'000
22.	**ORDINARY SHARE CAPITAL AND PREMIUM**				
22.1	Authorised				
	Ordinary shares of 0,5 cents each	**2 000 000 000**	1 500 000 000	**10 000**	7 500
22.2	Issued				
	Shares in issue at beginning of year	**1 134 695 535**	1 133 198 765	**5 674**	5 667
	Shares issued during the year	**11 538 613**	1 496 770	**57**	7
		1 146 234 148	1 134 695 535	**5 731**	5 674
22.3	Share premium				
	Balance at beginning of year			**3 218 773**	3 221 163
	Share premium arising on issue of shares			**166 568**	—
	Share issue expenses			**(116)**	(2 390)
	Capital dividend distribution			**(340 409)**	—
	Balance at end of year			**3 044 816**	3 218 773
22.4	Treasury shares				
	Balance at beginning of year	**(4 111 728)**	(10 232 590)	**(33 592)**	(62 030)
	Disposal of shares	**4 177 938**	7 617 632	**—**	28 445
	Issue of shares to the trust	**(4 858 174)**	(1 496 770)	**(3 813)**	(7)
	Capital dividend distribution	**—**	—	**183**	—
	Balance at end of year	**(4 791 964)**	(4 111 728)	**(37 222)**	(33 592)
	Total issued ordinary share capital and premium	**1 141 442 184**	1 130 583 807	**3 013 325**	3 190 855
22.5	Movement of net share capital and premium				
	Opening balance			**3 190 855**	3 161 878
	Movement for the year			**162 696**	28 977
	Net shares issued for cash			**141 768**	—
	Treasury shares sold for cash			**21 044**	31 367
	Listing expenses			**(116)**	(2 390)
	Capital distribution			**(340 226)**	—
				3 013 325	3 190 855

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at the meetings of the company.

22. ORDINARY SHARE CAPITAL AND PREMIUM (continued)

22.6 Unissued shares

	2006 R'000	2005 R'000
Total unissued shares	**853 765 852**	365 304 465
Unissued shares	**500 000 000**	—
Reserved for bond holders	**54 744 526**	—
Shares under the control of the directors until the forthcoming annual general meeting	**200 409 947**	261 834 912
Shares reserved for Steinhoff International Share Trust	**98 611 379**	103 469 553

The directors are authorised, by resolution of the shareholders and until the forthcoming annual general meeting, to dispose of the unissued shares, subject to the listing requirements of the JSE Limited (JSE) relating to a general authority of directors to issue shares for cash. This authorisation includes any future share issue in respect of the convertible bond which the company has issued on 30 June 2006 (note 26).

22.7 Share-based payments

Term of scheme

Steinhoff International Holdings Limited

Under the share incentive scheme participants were granted rights during December 2003 and October 2004. These rights are to be acquired subject to meeting future performance vesting conditions. Vesting of options occurs in equal tranches over a three-year period commencing December 2006. Refer to the remuneration report for vesting conditions. It is noted that the performance hurdles in respect of the share incentive scheme, that is outlined in note 41.2, was met and the share rights will materialise in three annual tranches effective from 1 December 2006.

The Steinhoff International Holdings Limited share options granted before 7 November 2002 or vested before 1 January 2005 have not been accounted for under IFRS 2 – Share-based payments (IFRS 2) in accordance with the provision in IFRS 1 – First-time adoption of IFRS (IFRS 1) and IFRS 2.

Term of scheme

Unitrans Limited

The vesting periods of the shares and options before 3 December 1998 were 30%, 35% and 35% on the third, fifth and seventh anniversaries respectively of the offer date. Allocations of shares and options on or after 3 December 1998 vested as to 25% on each of the second, third, fourth and fifth anniversaries of the offer date. The vesting of the options on or after 19 November 2002 was further subject to the matching or exceeding, over the relevant periods, of the growth in the INDI25 index published by the JSE.

The share options that were granted after 7 November 2002 and had not vested at 1 January 2005 have been accounted for in terms of IFRS 2.

	Steinhoff International		Unitrans	
	2006 Number of rights	2005 Number of rights	2006 Number of rights	2005 Number of rights
The number of share options, for the above schemes, accounted for under IFRS 2 – Share-based payments is:				
Outstanding at the beginning of the year	**37 022 506**	35 254 251	**1 886 250**	1 480 000
Granted during the period	—	2 023 473	—	620 000
Lapsed during the period	—	—	—	(12 500)
Exercised during the period	—	—	**(147 500)**	(148 750)
Forfeited during the period	—	(255 218)	**(54 000)**	(52 500)
Outstanding at end of year	**37 022 506**	37 022 506	**1 684 750**	1 886 250
Exercisable at end of year	—	—	**284 000**	173 750

22. ORDINARY SHARE CAPITAL AND PREMIUM (continued)

22.7 Share-based payments (continued)

	Steinhoff International 2006 R'000	Unitrans 2006 R'000	Total 2006 R'000	Steinhoff International 2005 R'000	Unitrans 2005 R'000	Total 2005 R'000
Share-based payment reserve accounted for under IFRS 2 – Share-based payments is as follows:						
Opening balance: Share-based payment reserve	**59 802**	**8 055**	**67 857**	18 941	—	18 941
Share-based payment reserve acquired at acquisition of subsidiary	**—**	**—**	**—**	—	3 500	3 500
Employee expenses	**34 476**	**5 289**	**39 765**	40 861	4 555	45 416
Granted during the period	**—**	**—**	**—**	3 021	—	3 021
Forfeited during the period	**—**	**—**	**—**	(381)	—	(381)
Unlocking of the scheme	**34 476**	**5 289**	**39 765**	38 221	4 555	42 776
Closing balance: Share-based payment reserve	**94 278**	**13 344**	**107 622**	59 802	8 055	67 857

Refer to note 41 for directors' interest in the share incentive scheme.

Assumptions

Steinhoff International Holdings Limited

The fair value of services received in return for share options granted is measured by reference to the fair value of the share options granted. The estimated fair value of the services received is measured based on the assumption that all vesting conditions are met and all employees remain in service. The pricing model used was the Black Schöles model. The volatility was estimated using the weekly Steinhoff closing share price over a rolling four-year period.

Fair value of share options and assumptions:

Fair value at measurement date	R3,60 – R3,80
Share price at grant date – December 2003	R7,02
Share price at grant date – October 2004	R8,61
Exercise price	R0,005
Expected volatility	31,00%
Dividend yield	2,50%
Risk-free interest rate	7,78%
Option life	5 years

Unitrans Limited

The weighted average share price at the date of exercise of share options exercised during the year approximates the weighted average share price for the year of R38,98 per share (2005: R31,73). The options outstanding at the end of the year have a weighted average remaining contractual live of 7,6 years (2005: 8,5 years).

Options were granted on 8 December 2004 at an exercise price of R31,01 per option. The estimated fair value of the options granted is R10,31 per option.

22.8 Steinhoff International Share Trust

Terms of scheme

The share incentive scheme was approved at the annual general meeting on 6 December 1999 and 1 December 2003. Rights were allocated in terms of a deferred delivery scheme.

22. ORDINARY SHARE CAPITAL AND PREMIUM (continued)

22.8 Steinhoff International Share Trust (continued)

	Number of options 2006	Number of options 2005
Outstanding at beginning of year	**14 489 959**	24 175 344
Forfeited during the period	**(734 116)**	(2 001 921)
Exercised during the period	**(4 219 078)**	(7 683 464)
Outstanding at end of year	**9 536 765**	14 489 959

Refer to note 41 for directors' interest in the Steinhoff International Share Trust Scheme.

23. RESERVES

	Convertible and redeemable bond R'000	Retained income of associate companies R'000	Premium/ discount on minority equity transactions R'000	Cash flow hedging and other fair value reserve R'000	Share-based payment reserve R'000	Actuarial gains reserve R'000	Foreign currency translation reserve R'000	Statutory reserves R'000	Total R'000
Balance at 30 June 2004	—	133 356	—	(14)	18 941	—	—	5 848	158 131
Share of associate companies' retained earnings transferred from retained earnings	—	30 462	—	—	—	—	—	—	30 462
Share of associate companies' retained earnings transferred to retained earnings on associate becoming subsidiary	—	(163 818)	—	—	—	—	—	—	(163 818)
Restatement of available-for-sale financial assets to fair value	—	—	—	482	—	—	—	—	482
Investment reserves released to income	—	—	—	—	—	—	—	(3 638)	(3 638)
Exchange differences on consolidation of foreign subsidiaries	—	—	—	—	—	—	345 638	—	345 638
Share-based payments at acquisition of subsidiary	—	—	—	—	3 500	—	—	—	3 500
Share-based payments	—	—	—	—	45 416	—	—	—	45 416
Balance at 30 June 2005	—	—	—	468	67 857	—	345 638	2 210	416 173

23. RESERVES (continued)

	Convertible and redeemable bond R'000	Retained income of associate companies R'000	Premium/ discount on minority equity transactions R'000	Cash flow hedging and other fair value reserve R'000	Share-based payment reserve R'000	Actuarial gains reserve R'000	Foreign currency translation reserve R'000	Statutory reserves R'000	Total R'000
Balance at 30 June 2005	—	—	—	468	67 857	—	345 638	2 210	416 173
Actuarial gains recognised	—	—	—	—	—	**25 656**	—	—	**25 656**
Investment reserves released to income	—	—	—	—	—	—	—	**(1 447)**	**(1 447)**
Exchange differences on consolidation of foreign subsidiaries	—	—	—	—	—	—	**665 706**	—	**665 706**
Restatement of cash flow hedges to fair value	—	—	—	**53 418**	—	—	—	—	**53 418**
Deferred taxation on restatement of cash flow hedges to fair value	—	—	—	**(15 491)**	—	—	—	—	**(15 491)**
Insurance contingency reserves	—	—	—	—	—	—	—	**1 827**	**1 827**
Share-based payments	—	—	—	—	**39 765**	—	—	—	**39 765**
Common control transaction	—	—	**(35 181)**	—	—	—	—	—	**(35 181)**
Convertible bond – equity portion	**318 178**	—	—	—	—	—	—	—	**318 178**
Convertible bond – deferred taxation on equity component	**(97 466)**	—	—	—	—	—	—	—	**(97 466)**
Balance at 30 June 2006	**220 712**	**—**	**(35 181)**	**38 395**	**107 622**	**25 656**	**1 011 344**	**2 590**	**1 371 138**

	2006 R'000	2005 R'000
Distributable reserves	**6 488 192**	4 580 444
Balance at beginning of year	**4 580 444**	3 151 060
Profit for the year attributable to equity holders of the parent	**1 953 376**	1 544 998
Ordinary dividends	—	(248 970)
Preference dividends	**(43 234)**	—
Transfer (to)/from other reserves	**(2 394)**	133 356
Other reserves	**1 371 138**	416 173
	7 859 330	4 996 617

Retained earnings

The accumulated distributable reserves, if declared as a cash dividend, would be subject to secondary taxation on companies.

Cash flow hedging reserve and fair value reserve

Comprise the cumulative net change in the fair value of available-for-sale investments/assets until the investment is derecognised, as well as cash flow hedges recognised in equity.

23. RESERVES (continued)

Foreign currency translation reserve
Comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

Premium/discount on minority equity transactions
Comprises the premium or discount on subsequent purchase or sale of equity instrument in existing subsidiaries and adjustments to the effective shareholding of minorities, where there is no change in control.

Share-based payment reserve
Comprises the net fair value of equity instruments granted to employees expensed under share incentive schemes.

Statutory reserves
Comprise reserves required in terms of statutory requirements.

Convertible and redeemable bond reserve
This represents the equity component of the convertible and redeemable bond (note 26).

Actuarial gains reserves
Comprise actuarial gains on pension funds recognised in equity.

24. PREFERENCE SHARE CAPITAL AND PREMIUM

		2006 Number of shares	2005 Number of shares	**2006 R'000**	2005 R'000
24.1	**Authorised**				
	Steinhoff International				
	Variable rate, non-cumulative, non-redeemable, non-participating, preference shares of 0,1 cents each	**1 000 000 000**	—	**1 000**	—
	Steinhoff Investment				
	Variable rate, cumulative, non-redeemable, non-participating, preference shares of 0,1 cents each	**495 000 000**	495 000 000	**495**	495
24.2	**Issued**				
	Steinhoff Investment				
	In issue at beginning of year	**6 500 000**	—	**7**	—
	Shares issued during the year	**8 500 000**	6 500 000	**8**	7
	In issue at end of year	**15 000 000**	6 500 000	**15**	7

		2006 Number of shares	2005 Number of shares	2006 R'000	2005 R'000
24.	**PREFERENCE SHARE CAPITAL AND PREMIUM** (continued)				
24.3	**Share premium**				
	Balance at beginning of year			**643 872**	—
	Share premium arising on issue of shares			**910 572**	649 993
	Preliminary expense			**(5 215)**	(6 121)
	Balance at end of year			**1 549 229**	643 872
24.4	**Treasury shares**	**(4 801 777)**	—	**(527 122)**	—
	Total issued preference share capital and premium	**10 198 223**	6 500 000	**1 022 122**	643 879

The preference shares earn dividends on the issue price at the rate of 75% of the South African prime lending rate. Although the rights to receive dividends are cumulative, declaration of such dividends is at the discretion of the board of directors of Steinhoff Investment Holdings Limited.

The directors are authorised, by resolution of the shareholders and until the forthcoming annual general meeting, to dispose of the unissued shares, subject to the listing requirements of the JSE relating to a general authority of directors to issue shares for cash.

25. BLACK ECONOMIC EMPOWERMENT (BEE) TRANSACTIONS

25.1 Fundiswa Investments (Proprietary) Limited (Fundiswa)

Steinhoff Africa Holdings (Proprietary) Limited (Steinhoff Africa) has entered into an agreement with various black economic empowerment (BEE) parties to obtain equity instruments of Unitrans Limited (Unitrans). The BEE parties obtained equity instruments in Unitrans, comprising 13,4% (2005: 13%) of issued ordinary shares at a purchase price of R292,1 million, through a new entity called Fundiswa. The purchase of the equity instruments by Fundiswa was funded by a loan from an investment bank. Steinhoff Africa guaranteed the loan amount, and a put premium of 6% is provided on the loan. Subsequently the loan was converted to cumulative, non-convertible, redeemable preference shares of Fundiswa. The put option on the loan was converted to a put option in respect of the "A" preference shares of Fundiswa. Fundiswa also issued 6% cumulative, non-convertible, redeemable "B" preference shares to Steinhoff Investment as consideration for the put option.

Although Steinhoff does not control or have any interests in Fundiswa, the financial statements of Fundiswa are consolidated into the Steinhoff group. Due to the put option on the loan guaranteed by Steinhoff Africa, Steinhoff Africa in substance carries the majority of the risk of the equity instruments of the group, which are held by Fundiswa, until the funding obligation to the investment bank has been paid. The consolidation of the equity instruments held by Fundiswa in effect decreases the minority shareholding in the Steinhoff group. As this treatment is different to that applied in the past, the prior year results and balance sheet were restated. Refer to note 40 for detail on the financial statement effect.

25.2 Micawber 455 (Proprietary) Limited (Micawber)

Steinhoff Africa has entered into an agreement with a BEE party to obtain equity instruments of KAP International Holdings Limited. The BEE party obtained equity instruments of the associate company through a new entity called Micawber. The purchase of the equity instruments by Micawber, comprising 6,1% of the issued ordinary shares at a purchase price of R84,6 million, was funded by the issuing of cumulative, non-convertible, redeemable preference "A" shares to an investment bank. Steinhoff Africa guaranteed the outstanding amount of the preference shares through a put option in respect of the preference shares of Micawber. Micawber also issued 6% cumulative, non-convertible, redeemable "B" preference shares to Steinhoff Investment as consideration for the put option.

Although Steinhoff does not control or have any interests in Micawber, the effective interest of Micawber's equity instruments in the associate company was accounted for as an increase in the holdings of Steinhoff group in the associate company. Due to the put option on the preference shares guaranteed by Steinhoff Africa, Steinhoff Africa in substance carries the majority of the risk of the equity instruments of the associate company, which are held by Micawber, until the funding obligation to the investment bank has been repaid.

26. INTEREST-BEARING LOANS AND BORROWINGS

26.1 Analysis of closing balance

	2006 R'000	2005 R'000
Secured financing		
Mortgage and term loans	**249 550**	230 398
Capitalised finance lease and instalment sale agreements	**46 938**	39 645
Long-term licence fee liability	**157 180**	212 418
	453 668	482 461
Unsecured financing		
Syndicated loans	**2 485 081**	1 009 625
Domestic medium-term note	**413 366**	413 541
Guaranteed registered bonds	**1 000 000**	1 000 000
Convertible bonds (debt portion)	**1 163 910**	—
Note purchase agreement	**2 128 477**	2 140 424
Deferred payment – non-exiting vendors	**287 494**	306 789
Term loans	**450 000**	250 000
Preference shares: Fundiswa Investments (Proprietary) Limited	**343 149**	313 590
Preference shares: Micawber 455 (Proprietary) Limited	**88 484**	—
Bank loans at variable interest rates	**300 348**	—
Other	**82 666**	72 054
	8 742 975	5 506 023
Total non-current liabilities	**9 196 643**	5 988 484
Portion payable before 30 June 2007 included in current liabilities	**(822 086)**	(254 983)
Net non-current liabilities	**8 374 557**	5 733 501

The directors consider that the carrying amount of interest-bearing loans and borrowings approximates their fair value.

	2006 R'000	2005 R'000
Portion of non-current liabilities payable before 30 June 2007	**822 086**	254 983
Current loans payable	**1 487 904**	597 709
Total current liabilities	**2 309 990**	852 692

The current loans comprise loans with various European banks, denominated in euro, repayable within a year.
The loans bear interest at European banks' lending rates varying between 3% and 5%.

26. INTEREST-BEARING LOANS AND BORROWINGS (continued)

26.2 Analysis of repayment

	2006 R'000	2005 R'000
Repayable within the next year and thereafter		
Next year	**2 309 990**	852 692
Within two to five years	**5 682 253**	2 953 802
Thereafter	**2 692 304**	2 779 699
	10 684 547	6 586 193

26.3 Loan details

	Facility '000	Maturity date	Interest rate	2006 R'000	2005 R'000
Secured					
Commerzbank, OLB and DZ Bank These term loans are repayable in quarterly instalments, with final payment on 31 December 2009.	€11 237	31 December 2009	3,89% and 4,47%	**95 807**	78 240
Sparkasse Hochsauerland and CIB These mortgage loans are secured and renegotiated at 12- to 18-month intervals.	€1 634	31 March 2008	3,85% to 4,60%	**38 023**	38 325
Royal Bank of Scotland plc The term loans are repayable in semi-annual instalments, with final payment on 30 June 2012.	£8 863	30 June 2012	LIBOR + 0,76%	**115 720**	113 833
Capitalised finance lease and instalment sale arrangements Secured hire purchase and lease agreements repayable in monthly or annual instalments over periods of five to eight years.	—	—	10,5% to 11,5%	**46 938**	39 645
Long-term licence fee liability due to Rand Merchant Bank Repayable in equal instalments of R34 262 375 semi-annually, with the final payment on 15 July 2008. The licence fee liability represents the net present value of the future minimum licence payments discounted at a market-related interest rate in South Africa.	—	15 July 2008	—	**157 180**	212 418

26. INTEREST-BEARING LOANS AND BORROWINGS (continued)

26.3 Loan details (continued)

Secured (continued)

	Facility '000	Maturity date	Interest rate	2006 R'000	2005 R'000
13 100 394 of the shares that Steinhoff Africa Holdings (Proprietary) Limited held in Unitrans Limited at year-end, as well as funds on call and deposit to the amount of R198 487 028, have been pledged as security for the long-term licence fee liability.					
The book value of assets encumbered in favour of the above mortgage and term loans and finance lease and instalment sale agreements amount to R1 113 410 000 (2005: R530 765 000) (note 10).					
Unsecured					
Syndicated loan facilities					
Citibank International plc and Commerzbank International SA: Revolving credit facility	€235 000	30 June 2008	EURIBOR + 0,55%	**1 557 200**	161 930
Royal Bank of Scotland: Term loan	£70 000	30 June 2010	LIBOR + 0,50%	**927 881**	847 695
Steinhoff International Holdings Limited has subordinated shareholders' loans due from Steinhoff Europe AG (Austria), amounting to €275 million, and due from Steinhoff Möbel Holdings Alpha GmbH, amounting to €56,3 million, until the senior debt has been unconditionally and irrevocably paid and discharged in full.					
Domestic medium-term note	—	31 August 2010	9,34%	**413 366**	413 541
Note with a nominal value of R400 million and a coupon rate of 9,5%. The effective interest rate is 9,34%. Interest is payable semi-annually in arrears on 28 February and 31 August of each year, commencing on 31 August 2005.					

26. INTEREST-BEARING LOANS AND BORROWINGS (continued)

26.3 Loan details (continued)

	Facility '000	Maturity date	Interest rate %	2006 R'000	2005 R'000
Unsecured (continued)					
Guaranteed registered bonds	—	28 February 2008	10%	**1 000 000**	1 000 000
These bonds are unconditionally and irrevocably guaranteed jointly and severally by Steinhoff Africa Holdings (Proprietary) Limited and Steinhoff International Holdings Limited.					
Convertible bond	—	30 June 2013	5,7%	**1 163 910**	—
The bonds are convertible into 54,74 million ordinary shares of Steinhoff International Holdings Limited at R27,40 per ordinary share. The coupon rate is 5,7% per annum. The fair values of the liability component and the equity conversion component were determined at issuance of the bond (note 23).					
The fair value of the liability component was calculated using a market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity conversion component, is included in shareholders' equity in other reserves (note 23), net of deferred taxes.					
Note purchase agreement					
Senior notes series A	$142 000	15 March 2015	5,32%	**954 927**	993 876
Senior notes series B	$142 500	15 March 2012	5,02%	**958 290**	956 280
Senior notes series C	€23 500	15 March 2012	4,10%	**215 260**	190 268
The group has entered into a combined cross-currency interest rate swap on the series A and B loans (note 17.2).					

26. INTEREST-BEARING LOANS AND BORROWINGS (continued)

26.3 Loan details (continued)

Unsecured (continued)

	Facility '000	Maturity date	Interest rate	2006 R'000	2005 R'000
The series A and B loans are fair valued through profit and loss in order to eliminate the accounting mismatch arising from measuring the derivative hedging instrument through profit and loss.					
Deferred payment – non-exiting vendors	—	25 June 2007	6%	**287 494**	306 789
Loan payable to vendors in respect of PG Bison Holdings Limited, either in cash or shares in Steinhoff International Holdings Limited.					
Calyon Corporate and Investment Bank	R500 000	30 June 2010	JIBAR + 1%	**450 000**	250 000
Term loan repayable at maturity date with interest payable quarterly.					
Rand Merchant Bank (RMB) – Preference shares: Fundiswa Investments (Proprietary) Limited (Fundiswa)	—	4 October 2009	67% of prime	**343 149**	313 590
"A" redeemable preference shares issued by Fundiswa with a par value of R1 per share to RMB.					
Rand Merchant Bank (RMB) – Preference shares: Micawber 455 (Proprietary) Limited (Micawber)	—	15 December 2010	67% of prime	**88 484**	—
"A" redeemable preference shares issued by Micawber with a par value of R1 per share to RMB.					
Bank loans at variable interest rates	—	Varying repayment terms	7,5% – 10%	**300 348**	—
Other loans	—	—	—	**82 666**	72 054
				9 196 643	5 988 484

		2006 R'000	2005 R'000
26.	**INTEREST-BEARING LOANS AND BORROWINGS** (continued)		
26.4	Convertible bond		
	Proceeds from issue of convertible notes	**1 500 000**	—
	Transaction costs	**(17 912)**	—
	Net proceeds	**1 482 088**	—
	Amount classified as equity	**(220 712)**	—
	Deferred taxation	**(97 466)**	—
		1 163 910	—
27.	**EQUALISATION OF OPERATING LEASE PAYMENTS**		
	Total	**184 910**	160 743
	Current portion transferred to current liabilities	**1 445**	1 242
	Long-term portion	**183 465**	159 501
28.	**TRADE AND OTHER PAYABLES**		
	Trade payables	**3 971 000**	3 813 050
	Other payables and amounts due	**1 713 177**	1 370 552
		5 684 177	5 183 602

Included in other payables and amounts due are current royalties, rebates, payroll and other accruals.

The directors consider that the carrying amount of trade and other payables approximates their fair value.

29. PROVISIONS

	Opening balance 1 July 2005 R'000	Acquired on acquisition of subsidiary R'000	Additional provision R'000	Amounts utilised R'000	Amounts reversed R'000	Exchange differences R'000	Closing balance 30 June 2006 R'000
Provisions consist of:							
Leave pay provision	101 149	(253)	141 508	(81 321)	(1 150)	9 947	**169 880**
Bonus provision	41 105	—	43 418	(36 669)	(1 550)	—	**46 304**
Warranty provisions	24 497	—	21 042	(21 739)	—	2 833	**26 633**
Defined-benefit fund obligations	222 302	—	—	(43 364)	(42 844)	8 945	**145 039**
Buyback lease commitments	9 159	2 972	1 502	(2 162)	—	—	**11 471**
Accident and insurance fund provisions	21 839	—	55 060	(53 291)	(88)	—	**23 520**
Gross incurred but not reported reserve (IBNR)	6 312	—	1 665	—	—	—	**7 977**
Gross provision for unearned premium	66 724	—	22 798	—	—	—	**89 522**
Maintenance fund	14 592	—	3 568	—	—	—	**18 160**
Rehabilitation provision	4 000	—	—	—	—	—	**4 000**
Contingencies fair valued in business combinations	45 460	—	—	—	—	—	**45 460**
Other	15 690	111	40 769	(6 302)	(1 591)	127	**48 804**
	572 829	2 830	331 330	(244 848)	(47 223)	21 852	**636 770**

	Opening balance 1 July 2004 R'000	Acquired on acquisition of subsidiary R'000	Additional provision R'000	Amounts utilised R'000	Amounts reversed R'000	Exchange differences R'000	Closing balance 30 June 2005 R'000
Provisions consist of:							
Leave pay provision	78 985	3 200	83 235	(67 467)	(858)	4 054	101 149
Bonus provision	20 257	—	40 404	(18 112)	(1 444)	—	41 105
Warranty provisions	32 952	—	22 530	(32 356)	(357)	1 728	24 497
Defined-benefit fund obligations	24 838	212 399	—	(21 109)	—	6 174	222 302
Buyback lease commitments	—	10 364	1 042	—	(2 247)	—	9 159
Accident and insurance fund provisions	—	17 164	32 533	(27 119)	(739)	—	21 839
Gross incurred but not reported reserve (IBNR)	—	5 721	2 180	(1 589)	—	—	6 312
Gross provision for unearned premium	—	54 692	15 372	(3 340)	—	—	66 724
Maintenance fund	—	10 039	4 553	—	—	—	14 592
Rehabilitation provision	4 000	—	—	—	—	—	4 000
Contingencies fair valued in business combinations	45 460	—	—	—	—	—	45 460
Other	—	21 864	6 824	(9 002)	(3 996)	—	15 690
	206 492	335 443	208 673	(180 094)	(9 641)	11 956	572 829

29. PROVISIONS (continued)

	2006 R'000	2005 R'000
Long-term	**203 522**	284 938
Short-term	**433 248**	287 891
	636 770	572 829

Provision for leave pay
The leave pay provision relates to vesting leave pay to which employees may become entitled on leaving the employment of the group. The provision arises as employees render a service that increases their entitlement to future compensated leave and is calculated based on an employee's total cost of employment. The provision is utilised when employees become entitled to and are paid for the accumulated leave pay or utilise compensated leave due to them.

Provision for bonus
The provision for bonus consists of a performance-based bonus. The bonus payable is fixed by applying a specific formula based on the employee's achievement of performance targets. The employee must be in service on 30 June 2006 to qualify for the bonus.

Provision for warranty
The warranty provision represents management's best estimate, based on past experience, of the group's liability under warranties granted on products sold.

Defined-benefit fund
The provision relates to obligations recognised for defined-benefit plans at year-end.

Property and buyback lease commitments
The property and buyback lease commitments relate to onerous property lease and buyback commitments, which have to be financed over a period ranging between two and six years. The provision is based on the net present value of outstanding commitments.

Accident and insurance fund provision
The Unitrans group covers its own expense relating to damages to third-party property or goods transported. The balance of the fund relates to accidents which occurred but were not settled at balance sheet date.

Gross IBNR reserve and gross provision for unearned premium
Both provisions relate to the insurance business of Unitrans Limited and are statutory insurance provisions for claims incurred but not yet reported and unearned premiums which represent the proportion of premiums written in the year and relate to unexpired terms of policies in force at the balance sheet date, generally calculated on a time-proportion basis.

Maintenance fund
The fund relates to the vehicle retailing operations of Unitrans Limited and is in respect of probable future expenses on vehicles sold under a maintenance plan.

Rehabilitation provision
This represents management's best estimate for site restoration liabilities.

Contingencies fair valued in business combinations
This provision relates to the fair value of contingent liabilities acquired under business combinations.

30. RETIREMENT BENEFIT PLANS

30.1 Provident and pension funds
The majority of the group's South African salaried employees are members of either a provident fund or a pension fund. These funds are all defined-contribution funds. Certain employees do not belong to group funds, but contribute to umbrella funds or industry funds established and administered by national bargaining councils.

The employees of the group's subsidiaries in Europe and Australia are members of state-managed retirement benefit schemes operated by the governments of the various countries. The subsidiaries are required to contribute a specified percentage of their payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the group to the retirement benefit schemes is to make the specified contributions.

30. RETIREMENT BENEFIT PLANS (continued)

30.1 Provident and pension funds (continued)

All retirement benefit plans operated by group companies domiciled in the Republic of South Africa are governed by the Pension Funds Act (Act No 24 of 1956). Approximately 98% (2005: 98%) of South African full-time group employees are covered by retirement benefit plans.

The total cost charged to income (note 3.11) represents contributions payable to these schemes by group companies at rates specified in the rules of these schemes.

30.2 Defined-contribution plans

The assets of the defined-contribution plan are held and managed separately from those of the group. The management of these funds is under the control of a suitably qualified board of trustees. The only obligation of the group to the retirement benefit plan is to deduct employee contributions monthly and to pay this over to the administrators. The group's contribution to these funds amounted to R166 million (R2005: R94 million).

30.3 Defined-benefit plans

30.3.1 Defined-benefit plans awaiting final approval for substantial closure

30.3.1.1 Afcol Pension Fund

Most employees on the Afcol Pension Fund have transferred to the Steinhoff Group Retirement Fund as at 1 March 2004. The section 14 transfer was approved by the Financial Services Board on 6 September 2004. On receipt of tax clearance from the South African Revenue Service, the transfer of the last members will be finalised.

The process of surplus apportionment is being completed. No future benefits will accrue after 29 February 2004, being the effective date of transfer to the Steinhoff Group Retirement Fund.

The effective date of the most recent actuarial valuation is 31 March 2004. At that date, in the opinion of the actuary, the defined-benefit plan was found to be in a sound financial position. The fund is actuarially valued at intervals of not more than three years.

The financial details of the fund and the effect on the group's annual financial statements are highlighted below.

	2006 R'000	2005 R'000
Amounts included in the balance sheet arising from the group's obligation to defined-benefit retirement plans are:		
Present value of funded obligations	**(6 106)**	(631)
Fair value of plan assets	**41 880**	46 404
Net assets	**35 774**	45 773
Unrecognised due to paragraph 58 limit	**(35 774)**	(45 773)
Asset recognised on the balance sheet	**—**	—
Reconciliation of the net assets recognised on the balance sheet		
Unrecognised due to paragraph 58 limit at beginning of year	**45 773**	87 512
Current year unrecognised charge on assets due to paragraph 58 limit	**(9 999)**	(41 739)
Net assets at end of year	**35 774**	45 773
Unrecognised due to paragraph 58 limit	**(35 774)**	(45 773)
Amount recognised at end of year	**—**	—

During the prior year, the group's actuaries confirmed that significantly more historical information on former members was identified. As these members have a right to a minimum benefit as outlined in the Pension Funds Act (Act No 24 of 1956) and regulations, it is unlikely that any surplus will be apportioned to the employer.

	2006	2005
30. RETIREMENT BENEFIT PLANS (continued)		
30.3.1.1 *Afcol Pension Fund*		
Key assumptions used		
Discount rate	**9,0%**	8,5%
Expected return on plan assets	**6,0%**	8,5%
Expected rate of salary increases	**6,8%**	5,5%
Inflation	**5,8%**	4,0%
Pension increase allowance	**4,3%**	3,0%

IAS 19 – Employee Benefits paragraph 58 only allows an asset to be recognised on the company's balance sheet to the extent that economic benefits are available to the company in the form of refunds or reductions in future contributions.

The Pension Funds Act, 1956, as amended, precludes the company from accessing the asset of the above fund and, accordingly, it has not been recognised on the group's balance sheet.

30.3.2 ***Defined-benefit plans substantially closed: Final surplus apportionment lodged with the Financial Services Board***

30.3.2.1 *Unitrans Retirement Fund*

There is a minimum guarantee in place for the pre-1995 members of the Unitrans Retirement Fund. The fund is subject to the requirements of the Pension Funds Act (Act No 24 of 1956) regarding the surplus apportionment exercise. R7,02 million was paid to the fund in respect of improper use of the surplus up to December 2002, and a further R4,14 million was paid to eliminate the contribution shortfall that arose between January 2003 and April 2005. A R nil apportionment scheme as at 1 January 2003 has been submitted for approval by the Financial Services Board.

30.3.2.2 *PG Bison Pension Fund*

The PG Bison Pension Fund is both a defined-benefit and defined-contribution fund. The defined-benefit fund has been closed for new entrants. The fund was last actuarially valued on 31 March 2004 and the valuation revealed the fund to be in a sound financial position.

In the previous year, the fund underwent a process of obtaining former member data and investigating instances of improper use. These investigations have been finalised and the statutory valuation of the surplus at December 2003 has been updated. Financial Services Board approval for the surplus apportionment and the quantification of the improper use repayment is still pending.

As a result of the actuarial valuation exercise undertaken to establish the surplus at apportionment date, one area of improper use was identified, namely granting additional years of service to selected individuals. These enhancements have to be reimbursed to the fund by PG Bison Holdings (Proprietary) Limited (PG Bison). The reimbursement has been quantified by the actuary as R7,4 million and has been accrued for by PG Bison in the previous year.

No surplus has been recognised as an asset as it has not met the recognition criteria due to the paragraph 58 limit.

30. RETIREMENT BENEFIT PLANS (continued)

30.3.3 Active defined-benefit plans

30.3.3.1 Homestyle Pension Fund

The Homestyle group provides pension benefits to its employees through eight defined-benefit pension schemes and three defined-contribution pension schemes.

The financial details of the fund and the effect on the group's annual financial statements are highlighted below.

	2006 R'000	2005 R'000
Amounts included in the balance sheet arising from the group's obligation to defined-benefit retirement plans are:		
Present value of funded obligation	**(603 168)**	(536 035)
Fair value of plan assets	**501 639**	387 900
Net pension liability under IAS 19	**(101 529)**	(148 135)
Components of income statement expenses		
Current service cost	**(6 453)**	
Interest cost	**(46 046)**	
Expected return on plan assets	**41 721**	
	(10 778)	
Reconciliation of the net obligation recognised on the balance sheet		
Amount recognised at beginning of year	**(211 664)**	—
Defined-benefit obligation at fair value upon acquisition of Homestyle	**—**	(211 664)
Net expense recognised in the income statement	**(10 778)**	—
Contributions	**25 249**	—
Actuarial gain recognised in equity	**60 723**	—
Conversion differences	**(8 565)**	—
Obligations at year end recognised on the balance sheet/Deficit in scheme net of deferred taxation	**(145 035)**	(211 664)

The obligation is included in provisions (note 29).

Key assumptions used		
Discount rate	**5,6%**	5,5%
Expected return on plan assets	**6,5%**	6,5%
Rate of increase in salaries	**4,0%**	3,9%
Rate of increase in pensions payment	**3,0%**	2,9%
Rate of increase in deferred pensions	**3,0%**	2,9%
Inflation assumptions	**3,0%**	2,9%

30. RETIREMENT BENEFIT PLANS (continued)

30.4 Post-retirement medical benefits

The group provided certain post-retirement medical benefits by funding a portion of the medical aid contributions of certain retired members. These were charged against income as incurred. In 2002, on adoption of the then Statement of Generally Accepted Accounting Practice, AC 116: Employee Benefits, the group's liability in respect of this obligation was recorded. Through agreement with in-service and retired employees, the group came to a settlement in terms of which the present value of future benefits will be settled in cash.

The total liability in respect of the post-retirement medical benefits was valued during 2002 by an independent actuary. The liability arose as a result of past and current service as follows:

	2006 R'000	2005 R'000
Accrued liability at beginning of year	**6 700**	7 202
Settlements	**(757)**	(502)
Accrued liability at end of year	**5 943**	6 700

At year-end, this total unpaid liability was included in other payables and amounts due (note 28).

31. COMMITMENTS AND CONTINGENCIES

31.1 Capital expenditure

	2006 R'000	2005 R'000
Contracts for capital expenditure authorised	**376 604**	75 237
Capital expenditure authorised but not contracted for	**850 168**	218 170

Capital expenditure will be financed from existing facilities.

31.2 Operating leases

	Property R'000	Plant, equipment, vehicles and other R'000	Total R'000
Amounts outstanding under non-cancellable operating lease agreements payable within the next year and thereafter			
Next year	1 281 634	126 218	**1 407 852**
Within two to five years	4 311 135	228 503	**4 539 638**
Thereafter	5 814 353	16 545	**5 830 898**

31.3 Borrowing facilities

In terms of the articles of association, the borrowing powers of the company are unlimited.

		2006 R'000	2005 R'000
31.4	Unutilised borrowing facilities	**4 770 102**	5 994 882

31.5 Contingent liabilities

Subsequent to year-end, the South African Revenue Service (SARS) issued additional assessments against a group company (amounting to R112,9 million including interest and penalties), disallowing the taxation allowance that was claimed in relation to a bundle of intellectual property rights acquired during its 1999 year of assessment. The company objected against the SARS assessments, which objection was disallowed by SARS. No new grounds for the disallowance of the objection were raised by SARS. The company will, based on advice procured from external counsel, appeal against the disallowance of the objection based on the same grounds raised in the objection. The company, in line with professional advice from external legal advisors and intellectual property valuators, remains confident that it is unlikely that a liability will arise in this regard.

31. COMMITMENTS AND CONTINGENCIES (continued)

31.5 Contingent liabilities (continued)

Certain other companies in the group are involved in disputes where the outcome is uncertain. The directors are, however, confident that they will be able to defend these actions, that the potential of outflow or settlement is remote, and, if not, that the potential impact on the group will not be material.

There is no other litigation, current or pending, which is considered likely to have a material adverse effect on the group.

Steinhoff Investment Holdings Limited has subordinated R650 million of the shareholder's loan due from Steinhoff Africa Holdings (Proprietary) Limited in favour of all other creditors.

32. JUDGEMENTS AND ESTIMATES

Judgements and estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities during the next financial year are discussed below.

Useful lives and residual values

The estimated useful lives for intangible assets with a finite life and property, plant and equipment are:

Intangible assets	
Customer relationship and trade- and brandnames	10 – 20 years
Project costs, contracts and licences	Over the term of the contract or project

Patents, trademarks and trade- and brandnames, which are considered to be well-established growing brands and product lines for which there is no foreseeable limit to the period in which these assets are expected to generate cash flows, are classified as indefinite useful life assets. The classification of such assets is reviewed annually.

Indefinite useful life intangible assets, excluding goodwill, recognised at fair value in business combinations, are expected to generate cash flows indefinitely and the carrying value would only be recovered in the event of disposal of such assets. Accordingly, deferred taxation is raised at the capital gains taxation rate on the fair value of such assets exceeding its tax base.

Property, plant and equipment	
Buildings	5 – 80 years
Plant and machinery	3 – 20 years
Long-haul motor vehicles	5 – 10 years
Bus fleet	5 – 10 years
Motor vehicles	4 – 10 years
Vehicle rental fleet	1 – 3 years
Office equipment and furniture	3 – 10 years
Computer equipment and software	2 – 4 years

The estimated useful lives and residual values are reviewed annually taking cognisance of the forecasted commercial and economic realities and through benchmarking of accounting treatments in the specific industries where these assets are used.

32. JUDGEMENTS AND ESTIMATES (continued)

Consumable biological assets
The fair value of standing timber older than eight years, being the age at which it becomes marketable, is based on the market price of the estimated recoverable timber volumes, net of harvesting costs. The fair value of younger standing timber is based on the present value of the net cash flows expected to be generated by the plantation at maturity. This represents a change in estimate compared to last year, where the fair value was based on the market price of pulpwood.

Impairment of assets
Goodwill, property, plant and equipment and intangible assets that have an indefinite useful life and intangible assets that are not yet ready for use are assessed annually for impairment.

Deferred taxation assets
Deferred taxation assets are recognised to the extent that it is probable that taxable income will be available in the future against which these can be utilised. Future taxable profits are estimates based on business plans which include estimates and assumptions regarding economic growth, interest, inflation, taxation rates and competitive forces.

Contingent liabilities
Management applies its judgement to the fact that patterns and advice it receives from its attorneys, advocates and other advisors in assessing if an obligation is probable, more likely than not, or remote. This judgement application is used to determine if the obligation is recognised as a liability or disclosed as a contingent liability.

Valuation of equity compensation benefits
Management classifies its share-based payment scheme as an equity-settled scheme based on the assessment of its role and that of the employees and brokerage firm in the transaction. In applying its judgement, management consulted with external expert advisors in the accounting and share-based payment advisory industry. The critical assumptions as used in the valuation model are detailed in the notes to the annual financial statements.

Post-employment benefit obligations
In applying its judgement to defined-benefit plans, management consulted with external expert advisors in the accounting and post-employment benefit obligation industry. The critical estimates as used in each benefit plan are detailed in the notes to the financial statements.

33. CASH GENERATED FROM OPERATIONS

	2006 R'000	2005 R'000
Profit before taxation	**2 445 229**	1 798 717
Adjusted for		
Net loss/(profit) on disposal of property, plant and equipment	**8 476**	(37 503)
Fair value adjustment of consumable biological assets	**(97 390)**	(18 740)
Depreciation of property, plant and equipment	**618 718**	424 691
Depreciation of vehicle rental fleet	**18 823**	—
Amortisation and impairment of intangible assets and goodwill	**2 738**	1 126
Impairment of property, plant and equipment	**7 764**	32 158
Other impairments	**18 690**	5 390
Other non-cash flow movements on property, plant and equipment	**1 166**	1 910
Inventory writeoffs	**—**	2 203
Investment income	**(396 206)**	(217 239)
Finance costs	**670 249**	407 557
Cash flow hedging reserve	**53 418**	—
Equalisation of operating leases	**22 037**	—
Share-based payment reserve	**39 765**	44 500
Pension fund asset charge	**—**	23 332
Negative goodwill released to income	**—**	(5 497)
Investment reserve released to sundry income	**(1 447)**	(3 638)
Profit on disposal of subsidiary	**(482)**	—
Share of profit of associate companies	**(61 083)**	(58 014)
Cash generated before working capital changes	**3 350 465**	2 400 953

33. CASH GENERATED FROM OPERATIONS (continued)

	2006 R'000	2005 R'000
Working capital changes		
Decrease/(increase) in inventories	**213 161**	(145 906)
Decrease/(increase) in trade and other receivables	**351 721**	(635 784)
Increase in non-current and current provisions	**(18 159)**	—
Decrease in trade and other payables	**(397 967)**	(255 845)
Decrease/(increase) in VAT receivable	**57 096**	(78 158)
(Decrease)/increase in VAT payable	**(250 863)**	138 849
Net changes in working capital	**(45 016)**	(976 844)
Cash generated from operations	**3 305 454**	1 424 109

34. TAXATION PAID

	2006 R'000	2005 R'000
Taxation payable at beginning of year	**(144 416)**	(106 255)
Foreign currency translation difference	**(2 440)**	(2 883)
Taxation payable of subsidiaries disposed	**—**	952
Taxation payable of subsidiaries acquired	**(5 674)**	(19 043)
Current taxation expense per income statement	**(307 031)**	(218 270)
Taxation payable at end of year	**119 961**	144 416
Net taxation paid	**(339 600)**	(201 083)

35. NET CASH FLOW ON BUSINESS COMBINATIONS

35.1 Acquisition of subsidiaries

The group acquired the following subsidiaries during the year:

	Date acquired	Percentage acquired	Consideration R'000
North Eastern Cape Forests Joint Venture (NECF) and Goeie Hoop (Proprietary) Limited	7 February 2006	67%	138 266
The company owns land and forests.			
Unitrans Rentals (South Africa) (Proprietary) Limited (formerly Alisa Holdings (Proprietary) Limited), trading as Hertz-Rent-A-Car	30 September 2005	100%	42 687
The entity was previously an associate company. The company provides a car rental service.			
Cargo	19 November 2005	100%	81 287
The company manufactures and sells furniture and home appliances.			
Steinhoff Asia Pacific (Proprietary) Limited (Bravoscar)	31 December 2005	100%	514 894
The company manufactures and sells furniture and home appliances. Steinhoff owned 25% of Bravoscar, and on 31 December 2005, Steinhoff acquired the remaining 75% of Bravoscar.			
Various other		50 – 100%	148 126

The majority of the remaining acquisitions relate to Unitrans Limited's acquisition of Concorde Logistics Services Limited and TechXpress Limited in the UK on 1 December 2005.

The goodwill arising on the acquisition of these companies is attributable to the strategic business advantages acquired, principally retail locations and leases as well as knowledgeable employees and management strategies that did not meet the criteria for recognition as other intangible assets on the date of acquisition.

The businesses acquired contributed R48,5 million to the group's results from the date of acquisition to the balance sheet date. If the acquisitions had been completed on 1 July 2005 (all things being equal), the total group revenue for the period would have increased by R815 million and the operating profit would have increased by R30,7 million.

35. NET CASH FLOW ON BUSINESS COMBINATIONS (continued)

35.1 Acquisition of subsidiaries (continued)

The fair value of assets and liabilities assumed at date of acquisition was:

	NECF R'000	Cargo R'000	Bravoscar R'000	Hertz Rent-a-Car R'000	Other R'000	**Total R'000**	2005 R'000
Assets:							
Property, plant and equipment	88 420	28 650	—	2 338	21 557	**140 965**	1 978 711
Consumable biological assets	117 988	—	—	—	—	**117 988**	—
Vehicle rental fleet	—	—	—	20 531	—	**20 531**	—
Inventories	222	56 684	355 355	2 709	7 718	**422 688**	1 354 291
Accounts receivable	1 578	12 386	253 370	60 662	106 643	**434 639**	1 100 448
Cash on hand	6	4 716	72 579	15 065	—	**92 366**	555 666
Deferred taxation assets	—	—	—	6 805	704	**7 509**	250 509
Intangible assets and goodwill	—	30 127	—	3 201	14 178	**47 506**	2 307 953
Investments and loans	—	—	—	—	—	**—**	80 236
Investments in associate companies	—	—	—	—	—	**—**	42 385
Liabilities:							
Non-current liabilities	—	—	—	—	(50 422)	**(50 422)**	(92 486)
Payables and provisions	(757)	(82 057)	(451 642)	(27 428)	(65 243)	**(627 127)**	(3 028 300)
Deferred taxation liabilities	—	—	—	—	(5 223)	**(5 223)**	(711 433)
Taxation payable	(59)	—	—	—	(5 615)	**(5 674)**	(19 043)
VAT payable	—	(13 694)	—	—	—	**(13 694)**	(330 839)
Bank overdraft	—	—	—	(112)	(4 674)	**(4 786)**	(1 076)
Foreign currency liability	—	—	—	—	—	**—**	(24 654)
Short-term loans	(27 358)	—	(149 176)	—	—	**(176 534)**	(528 581)
Minority interest	(41 774)	—	19 250	100	1 534	**(20 890)**	(1 146 869)
Total assets and liabilities acquired	138 266	36 812	99 736	83 871	21 157	**379 842**	1 786 918
Net goodwill at acquisition	—	44 475	415 158	—	126 969	**586 602**	850 902
Total consideration	(138 266)	(81 287)	(514 894)	(83 871)	(148 126)	**(966 444)**	(2 637 820)
Purchase price	(138 266)	(81 287)	(514 894)	(42 687)	(148 126)	**(925 260)**	(2 049 864)
Investment in an associate company that became a subsidiary	—	—	—	(41 184)	—	**(41 184)**	(587 956)
Cash and cash equivalents on hand at acquisition	6	4 716	72 579	14 953	(4 674)	**87 580**	529 936
Shareholders' loan account	—	—	—	—	(38 038)	**(38 038)**	—
Investment in an associate company that became a subsidiary	—	—	—	41 184	—	**41 184**	587 956
Net cash outflow on acquisition of subsidiaries	(138 260)	(76 571)	(442 315)	(27 734)	(190 838)	**(875 718)**	(1 519 928)
Additional cash flow on prior year acquisition	—	—	—	—	—	**—**	(468)
	(138 260)	(76 571)	(442 315)	(27 734)	(190 838)	**(875 718)**	(1 520 396)

35. NET CASH FLOW ON BUSINESS COMBINATIONS (continued)

35.1 Acquisition of subsidiaries (continued)

The carrying value of identifiable assets and liabilities immediately prior to the acquisition was

	NECF R'000	Cargo R'000	Bravoscar R'000	Hertz Rent-a-Car R'000	Other R'000	Total R'000	2005 R'000
Assets							
Property, plant and equipment	88 420	38 934	—	2 338	21 557	**151 249**	1 978 711
Consumable biological assets	117 988	—	—	—	—	**117 988**	—
Vehicle rental fleet	—	—	—	20 531	—	**20 531**	—
Inventories	222	61 536	355 355	2 709	7 718	**427 540**	1 354 291
Accounts receivable	1 578	12 386	253 370	60 662	106 643	**434 639**	1 100 448
Cash on hand	6	4 716	72 579	15 065	—	**92 366**	555 666
Deferred taxation assets	—	—	—	6 805	704	**7 509**	250 509
Intangible assets and goodwill	—	30 127	—	3 201	14 178	**47 506**	2 307 953
Investments and loans	—	—	—	—	—	—	80 236
Investments in associate companies	—	—	—	—	—	—	42 385
Liabilities							
Non-current liabilities	—	—	—	—	(50 422)	**(50 422)**	(92 486)
Payables and provisions	(757)	(79 977)	(451 642)	(27 428)	(65 243)	**(625 047)**	(3 028 300)
Deferred taxation liabilities	—	—	—	—	(5 223)	**(5 223)**	(711 433)
Taxation payable	(59)	—	—	—	(5 615)	**(5 674)**	(19 043)
VAT payable	—	(13 694)	—	—	—	**(13 694)**	(330 839)
Bank overdraft	—	—	—	(112)	(4 674)	**(4 786)**	(1 076)
Foreign currency liability	—	—	—	—	—	—	(24 654)
Short-term loans	(27 358)	—	(149 176)	—	—	**(176 534)**	(528 581)
Minority interest	(41 774)	—	19 250	100	1 534	**(20 890)**	(1 146 869)
Total assets and liabilities acquired	138 266	54 028	99 736	83 871	21 157	**397 058**	1 786 918

35. NET CASH FLOW ON BUSINESS COMBINATIONS (continued)

35.2 Acquisition of associate companies

The group acquired the following associates during the year:

	Date acquired	Percentage acquired	Consideration R'000
Amalgamated Appliances Holdings Limited The company supplies and distributes appliances and electrical accessories. In the nine months to 30 June 2006 the associate contributed net profit of R34,5 million to the consolidated net profit for the year.	30 September 2005	26,64	272 422
KAP International Holdings Limited The company is the holding company to a portfolio of diverse manufacturing businesses. In the seven months to 30 June 2006 the associate contributed net profit of R27,9 million to the consolidated net profit for the year.		27,07	387 564
• Percentage acquired by Steinhoff Africa	4 November 2005	20,97	302 964
• Micawber 455 (Proprietary) Limited (note 25.2)		6,10	84 600
Xinergistics Limited Industrial long-distance haulage.	1 January 2006	25,10	18 677

36. NET CASH FLOW ON DISPOSAL OF SUBSIDIARY COMPANIES

	2006 R'000	2005 R'000
The carrying value of assets and liabilities disposed at the date of disposal was		
Assets		
Property, plant and equipment	**18 329**	363
Inventories	**6 529**	
Accounts receivable	**15 486**	8 315
Cash on hand	**1 676**	894
Intangible assets and goodwill	**1 556**	—
Other	**267**	—
Liabilities		
Shareholders' loan	**—**	(1 586)
Long-term loans	**(6 880)**	(1 311)
Deferred taxation	**(85)**	(6)
Trade payables	**(33 071)**	(5 717)
Taxation payable	**—**	(952)
Bank overdraft	**(1 746)**	—
Minority interest	**222**	—
Carrying value of assets and liabilities disposed (carried forward)	**2 283**	—

	2006 R'000	2005 R'000
36. NET CASH FLOW ON DISPOSAL OF SUBSIDIARY COMPANIES (continued)		
Carrying value of assets and liabilities disposed (brought forward)	**2 283**	—
Profit on disposal	**482**	—
Proceeds on disposal	**2 765**	—
Cash on hand at date of disposal	**(1 676)**	(894)
Net cash inflow/(outflow) on disposal of subsidiaries	**1 089**	(894)
37. PROCEEDS ON ISSUE OF SHARE CAPITAL		
Ordinary shares		
Share capital and share premium issued, and treasury shares sold, for cash	**162 812**	31 367
Issue expenses paid	**(116)**	(2 390)
Cash proceeds on issue of share capital	**162 696**	28 977
Preference shares		
Share capital and share premium issued for cash	**383 460**	650 000
Issue expenses paid	**(5 215)**	(6 121)
Cash proceeds on issue of share capital	**378 245**	643 879

38. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and balances with banks as well as near-cash instruments.
Bank overdrafts are only included where the group has a legal right of set-off due to cash management arrangements.
Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

	2006 R'000	2005 R'000
Funds on call and deposits	**390 005**	388 075
Bank balances and cash	**4 667 423**	4 416 550
Bank overdrafts	—	—
Bank overdrafts per balance sheet	**(155 525)**	(731 948)
Bank overdrafts included in financing activities	**155 525**	731 948
Net foreign currency (liabilities)/assets	**(59 572)**	153 267
	4 997 856	4 957 892

Included in cash and cash equivalents is an amount of R1 320 million (2005: R1 380 million) committed as security for future acquisitions and/or expenses of the group.

The facilities (AUD60 million) due to ANZ Bank (Australia) are secured by the first charge on the assets of Steinhoff Asia Pacific Holdings Proprietary Limited and its subsidiaries.

39. RELATED-PARTY TRANSACTIONS

Related-party relationships exist between shareholders, subsidiaries, joint venture companies, associate companies within the group and its company directors and group key management personnel.

These transactions are concluded at arm's length in the normal course of business and include transactions as a result of the group-wide treasury management of foreign currency movements. All material intergroup transactions are eliminated on consolidation.

39. RELATED-PARTY TRANSACTIONS (continued)

39.1 Significant subsidiaries

	Country of incorporation	Ownership 2006	Ownership 2005
Steinhoff Investment Holdings Limited	South Africa	100,00%	100,00%
Steinhoff Africa Holdings (Proprietary) Limited	South Africa	100,00%	100,00%
Steinhoff Möbel Holdings Alpha GmbH	Austria	100,00%	100,00%
Steinhoff Africa Holdings (Proprietary) Limited's significant subsidiaries include:			
Unitrans Limited	South Africa		
– directly held		64,64%	61,82%
– Fundiswa Investments (note 25.1)		13,78%	13,14%
PG Bison Holdings (Proprietary) Limited	South Africa	100,00%	100,00%
Steinhoff Möbel Holdings Alpha GmbH's significant subsidiaries include:			
Homestyle Group plc	United Kingdom	61,00%	61,00%
Steinhoff Europe AG	Switzerland	100,00%	100,00%
Steinhoff Asia Pacific Holdings Proprietary Limited	Australia	100,00%	74,90%
Steinhoff Germany GmbH	Germany	100,00%	100,00%
Relyon Group Limited	United Kingdom	100,00%	100,00%

A full list of subsidiaries of the company is available, on request, at the registered office of the company.

39.2 Trading transactions

The following is a summary of transaction with associate companies, joint venture companies and key management personnel during the year and balances at year-end:

	Key management personnel		Associate companies	
	2006 R'000	2005 R'000	2006 R'000	2005 R'000
Purchases of goods or services from companies where key personnel are directors or hold a direct financial interest	86 186	78 300	—	—
Goods and services sold to key personnel	5 602	748	—	—
Leases to key personnel	327	632	—	—
Goods and services purchased from			75 361	49 996
Unitrans Rentals (South Africa) (Proprietary) Limited (formerly Alisa Holdings (Proprietary) Limited), trading as Hertz-Rent-A-Car*			—	15 411
Amalgamated Appliance Holdings Limited			891	—
KAP International Holdings Limited			14 043	—
Loungefoam (Proprietary) Limited			28 759	17 905
Zimbabwean associate companies			31 668	16 680

	Associates	
	2006 R'000	2005 R'000
39. RELATED-PARTY TRANSACTIONS (continued)		
39.2 Trading transactions (continued)		
Goods and services sold to	**75 104**	82 998
Unitrans Rentals (South Africa) (Proprietary) Limited (formerly Alisa Holdings (Proprietary) Limited), trading as Hertz-Rent-A-Car*	**—**	21 169
KAP International Holdings Limited	**122**	—
Loungefoam (Proprietary) Limited	**46 046**	36 609
Nomakanjani Logistics Company (Proprietary) Limited	**405**	5 218
Zimbabwean associate companies	**28 531**	20 002
Receivables from	**11 039**	19 260
KAP International Holdings Limited	**64**	—
Loungefoam (Proprietary) Limited	**6 939**	7 322
Zimbabwean associate companies	**4 036**	11 938
Payables to	**17 872**	6 856
KAP International Holdings Limited	**8 640**	—
Loungefoam (Proprietary) Limited	**3 420**	3 769
Zimbabwean associate companies	**5 812**	3 087

** Associate company that became a subsidiary during the financial year (note 13).*

39.3 Compensation of key management personnel

Key management personnel are defined as directors of the company and its significant subsidiary companies reflected in note 39.1, as well as top executive management members.

Key management personnel compensation	**2006 R'000**	2005 R'000
– Short-term employee benefits	**77 600**	57 491
– Long-term employee benefits	**—**	—
– Post-employment benefits	**—**	—
– Share-based payments	**18 604**	18 604
	96 204	76 095

39.4 Directors

Details relating to directors' emoluments, shareholding in the company and interest of directors and officers are disclosed in note 41.

39.5 Shareholders

The principal shareholders of the company are detailed in the analysis of shareholders in the annual report.
Directors' shareholdings are detailed in note 41.

39.6 Interest of directors and officers in contracts

All directors and officers of the company have, other than described below, confirmed that they had no interest in any contract of significance with the company or any of its subsidiary companies, which could have resulted in a conflict of interest during the year.

39. RELATED-PARTY TRANSACTIONS (continued)

39.6 Interest of directors and officers in contracts (continued)

All directors and officers of the company have disclosed all material interest in contracts of significance with the company or any of its subsidiaries, which could have resulted in a conflict of interest. During the year under review, contracts were concluded with:

- Mayfair Speculators (Proprietary) Limited (Mayfair) (of which MJ Jooste is a director) placed funds on a call account with group companies in the prior year. At year-end, all deposits were repaid. During the year, interest in the amount of R nil (2005: R1,7 million) was paid to Mayfair in respect of these deposits.
- BCM Holdings (Proprietary) Limited (BCM) (of which CE Daun is a director) and its subsidiary and associate companies provided springs and bedding components to various group companies totalling approximately R82,6 million (2005: R69 million).
- At 30 June 2006 the group had an investment in 'A' ordinary shares in BCM amounting to R52 million (2005: R52 million). In terms of the dividend formula relating to the shares, an amount of R6,04 million (2005: R9,8 million) has been accrued and remains outstanding at 30 June 2006 (2005: R9,8 million).
- Hoffman Attorneys (of which SJ Grobler is a partner) provided legal services to group companies to the amount of approximately R1,5 million (2005: R1,3 million).
- PSG Capital Limited and associate companies (of which JM Mouton is a director) (a subsidiary of PSG Group Limited of which JM Mouton, MJ Jooste and BE Steinhoff are directors) acted as sponsor and advisor to the group, as well as to Unitrans Limited, in respect of which fees were paid totalling approximately R2,0 million (2005: R6,3 million).
- Steinhoff Africa Holdings (Proprietary) Limited (Steinhoff Africa) acquired 88,76 million shares in KAP International Holdings Limited (KAP) (of which CE Daun is the chairman). Mr Daun is also the chairman and controlling shareholder of Daun & Cie AG (Daun & Cie). Steinhoff Africa held a pre-emptive right in respect of 37,1% of Daun & Cie's interest in KAP at 30 June 2006.

All the contracts were concluded in the normal course of business at terms no more favourable than to any third party.

40. RESTATEMENTS

40.1 Transition to International Financial Reporting Standards (IFRS)

As stated in the accounting policies, these are the group's first consolidated financial statements prepared in accordance with IFRS.

The accounting policies adopted under IFRS have been applied in preparing the consolidated financial statements for the year ended 30 June 2006, the comparative information for the year ended 30 June 2005, and the preparation of an opening IFRS balance sheet at 1 July 2004 (the group's date of transition).

In preparing its opening IFRS balance sheet, the group has adjusted amounts previously reported in financial statements prepared in accordance with its previous basis of accounting, South African Generally Accepted Accounting Practice (SA GAAP).

An explanation of how the transition from SA GAAP to IFRS has affected the group's financial position and performance is set out in the following tables and notes.

40. RESTATEMENTS (continued)

		Notes	1 July 2004 R'000	30 June 2005 R'000
40.2.1	*Reconciliation of equity*			
	Equity previously recognised under SA GAAP		6 489 847	10 193 882
	Retrospective application of previous SA GAAP accounting policy changes and restatements		—	(366 373)
	Property, plant and equipment	40.3.2	—	(16 408)
	Transactions giving rise to adjustments to revenue and cost of sales	40.3.7	—	(2 081)
	Derecognition of minorities on consolidation of BEE entity	40.3.8	—	(347 884)
	Adjustment upon adoption of IFRS		16 463	(113 408)
	Business combinations	40.3.1	66 617	(97 901)
	Property, plant and equipment	40.3.2	(54 516)	(28 792)
	Share-based payment transactions	40.3.3	4 362	13 641
	Designation of previously recognised financial instruments	40.3.6	—	(356)
	Equity reported under IFRS		6 506 310	9 714 101
40.2.2	*Reconciliation of profit for the period ended 30 June 2005*			
	Profit for the period attributable to equity holders of the parent previously reported under SA GAAP		—	1 591 555
	Retrospective application of previous SA GAAP accounting policy changes and restatements		—	(26 203)
	Property, plant and equipment	40.3.2	—	(16 408)
	Transactions giving rise to adjustments to revenue and cost of sales	40.3.7	—	(2 081)
	Derecognition of minorities on consolidation of BEE entity	40.3.8	—	(7 714)
	Adjustments upon adoption of IFRS		—	(20 354)
	Business combinations	40.3.1	—	1 404
	Property, plant and equipment	40.3.2	—	11 817
	Share-based payment transactions	40.3.3	—	(33 164)
	Designation of previously recognised financial instruments	40.3.6	—	(411)
	Profit for the period attributable to equity holders of the parent reported under IFRS		—	1 544 998

40. RESTATEMENTS
(continued)

40.2.2 *Reconciliation for the period ended 30 June 2005 (continued)*

The effect of the restatement on the financial statements is summarised below:

		GAAP restatements			IFRS adjustments						
	30 June 2005 as previously stated	Circular 9/2006 adjustment	Property, plant and equipment (IAS 16)	BEE minority elimination (SPE)	Foreign currency translation reserve	Associate company restatement	Business combinations (IFRS 3)	Property, plant and equipment (IAS 16)	Share-based payments (IFRS 2)	Redesignation of financial instruments (IAS 39)	Restated 30 June 2005
INCOME STATEMENT											
Revenue	19 114 369	(156 355)	—	—	—	—	—	—	—	—	18 958 014
Operating profit	1 993 250	(2 931)	(23 440)	(13 683)	—	—	1 434	21 238	(44 500)	(348)	1 931 020
Finance costs	(385 888)	—	—	(21 514)	—	—	(30)	(62)	—	(63)	(407 557)
Income from investments	220 160	—	—	(2 381)	—	—	—	(540)	—	—	217 239
Share of profit of associate companies	50 265	—	—	8 446	—	—	—	—	(697)	—	58 014
Income before taxation	1 877 787	(2 931)	(23 440)	(29 132)	—	—	1 404	20 636	(45 197)	(411)	1 798 716
Taxation	(222 120)	850	7 032	—	—	—	—	(9 431)	10 338	—	(213 331)
Profit for the year	1 655 667	(2 081)	(16 408)	(29 132)	—	—	1 404	11 205	(34 859)	(411)	1 585 385
Attributable to:											
Equity holders of the parent	1 591 555	(2 081)	(16 408)	(7 714)	—	—	1 404	11 817	(33 164)	(411)	1 544 998
Minority interest	64 112	—	—	(21 418)	—	—	—	(612)	(1 695)	—	40 387
Profit for the year	1 655 667	(2 081)	(16 408)	(29 132)	—	—	1 404	11 205	(34 859)	(411)	1 585 385
BALANCE SHEET											
ASSETS											
Non-current assets											
Intangible assets and goodwill	3 900 914	—	—	11 373	—	—	79 743	9 877	(2 190)	—	3 999 717
Property, plant and equipment	4 787 030	(2 931)	(23 440)	—	—	—	—	(40 880)	—	—	4 719 779
Consumable biological assets	189 015	—	—	—	—	—	—	—	—	—	189 015
Investment in associate companies	82 185	—	—	—	—	—	—	94	—	—	82 279
Interest in joint venture companies	1 698	—	—	—	—	—	—	—	—	—	1 698
Investments and loans	1 369 217	—	—	(31 885)	—	—	—	(3 426)	—	—	1 333 906
Deferred taxation assets	375 204	—	7 032	—	—	—	24 702	43 278	15 831	—	466 047
	10 705 263	**(2 931)**	**(16 408)**	**(20 512)**	—	—	**104 445**	**8 943**	**13 641**	—	**10 792 441**
Current assets											
Derivative financial assets	137 840	—	—	—	—	—	—	—	—	40 596	178 436
Inventories	2 937 671	—	—	—	—	—	—	—	—	—	2 937 671
Trade and other receivables	5 343 306	—	—	(13 680)	—	—	—	(4 361)	—	—	5 325 265
Short-term loans receivable	314 614	—	—	—	—	—	—	—	—	—	314 614
Taxation receivable	40 028	—	—	—	—	—	—	—	—	—	40 028
Value-added taxation receivable	179 662	—	—	—	—	—	—	—	—	—	179 662
Funds on call and deposit	388 075	—	—	—	—	—	—	—	—	—	388 075
Bank balances and cash	4 416 550	—	—	—	—	—	—	—	—	—	4 416 550
	13 757 746	—	—	**(13 680)**	—	—	—	**(4 361)**	—	**40 596**	**13 780 301**
Total assets	**24 463 009**	**(2 931)**	**(16 408)**	**(34 192)**	—	—	**104 445**	**4 582**	**13 641**	**40 596**	**24 572 742**

40. RESTATEMENTS (continued)

40.2.2 *Reconciliation for the period ended 30 June 2005 (continued)*

	30 June 2005 as previously stated	GAAP restatements: Circular 9/2006 adjustment	GAAP restatements: Property, plant and equipment (IAS 16)	GAAP restatements: BEE minority elimination (SPE)	IFRS adjustments: Foreign currency translation reserve	IFRS adjustments: Associate company restatement	IFRS adjustments: Business combinations (IFRS 3)	IFRS adjustments: Property, plant and equipment (IAS 16)	IFRS adjustments: Share-based payments (IFRS 2)	IFRS adjustments: Redesignation of financial instruments (IAS 39)	Restated 30 June 2005
EQUITY AND LIABILITIES											
Capital and reserves											
Ordinary share capital and premium	3 190 855	—	—	—	—	—	—	—	—	—	3 190 855
Reserves	118 191	—	—	—	249 640	(22 926)	—	5 956	65 257	55	416 173
Retained earnings	4 967 142	(2 081)	(16 408)	(8 605)	(249 640)	22 926	(49 557)	(31 679)	(51 243)	(411)	4 580 444
Preference share capital and premium	643 879	—	—	—	—	—	—	—	—	—	643 879
Total equity attributable to equity holders of the parent	**8 920 067**	**(2 081)**	**(16 408)**	**(8 605)**	—	—	**(49 557)**	**(25 723)**	**14 014**	**(356)**	**8 831 351**
Minority interest	1 273 815	—	—	(339 279)	—	—	(48 344)	(3 069)	(373)	—	882 750
Total equity	**10 193 882**	**(2 081)**	**(16 408)**	**(347 884)**	—	—	**(97 901)**	**(28 792)**	**13 641**	**(356)**	**9 714 101**
Non-current liabilities											
Interest-bearing loans and borrowings	5 376 830	—	—	313 692	—	—	2 001	26	—	40 952	5 733 501
Equalisation of operating lease payments	159 501										159 501
Deferred taxation liabilities	898 690	(850)	—	—	—	—	—	29 348	—	—	927 188
Provisions	235 478	—	—	—	—	—	45 460	4 000	—	—	284 938
	6 670 499	**(850)**	—	**313 692**	—	—	**47 461**	**33 374**	—	**40 952**	**7 105 128**
Current liabilities											
Trade and other payables	5 028 717	—	—	—	—	—	154 885	—	—	—	5 183 602
Equalisation of operating lease payments	1 242										1 242
Provisions	287 891	—	—	—	—	—	—	—	—	—	287 891
Derivative financial liabilities	25 168	—	—	—	—	—	—	—	—	—	25 168
Interest-bearing loans and borrowings	852 692	—	—	—	—	—	—	—	—	—	852 692
Taxation payable	184 444	—	—	—	—	—	—	—	—	—	184 444
Value-added taxation payable	485 985	—	—	—	—	—	—	—	—	—	485 985
Shareholders for dividend	541	—	—	—	—	—	—	—	—	—	541
Bank overdrafts	731 948	—	—	—	—	—	—	—	—	—	731 948
	7 598 628	—	—	—	—	—	**154 885**	—	—	—	**7 753 513**
Total equity and liabilities	**24 463 009**	**(2 931)**	**(16 408)**	**(34 192)**	—	—	**104 445**	**4 582**	**13 641**	**40 596**	**24 572 742**

40.3 Notes supporting the restatements

40.3.1 *Business combinations*

The group previously applied the requirement of AC 140 – Business Combinations and applied the revised accounting policy to all business combinations with an agreement date on or after 31 March 2004.

The group has made an election in terms of IFRS 1 – First-time Adoption of IFRS (IFRS 1) to apply the requirements of IFRS 3 – Business Combinations to all business combinations with effective dates on or after 1 April 2004. The classification and accounting treatment of business combinations with effective dates prior to 1 April 2004 has not been reconsidered and previously reported goodwill has been included on the basis of its deemed cost.

40. RESTATEMENTS (continued)

40.3.2 *Property, plant and equipment*

IAS 16 – Property, plant and equipment (IAS16) differs in certain respects from the previous SA GAAP equivalent, AC 123 – Property, Plant and Equipment (AC 123), applied by the group until 30 June 2005.

IAS 16 states that an entity is required to measure the residual value of an item of property, plant and equipment as the amount the entity estimates it would receive currently for the asset if the asset were already of the age and in the condition expected at the end of its useful life. The group has previously, under SA GAAP, accounted for residual values based on the requirement of AC 123.

Where components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment. Residual values and useful lives of all assets are assessed annually. In addition, depreciation of an item of property, plant and equipment is to begin when it is available for use and ceases at the earlier of the date it is classified as held-for-sale or the date that it is derecognised.

The group has assessed the useful lives and residual values of all individual components of property, plant and equipment and adjusted the carrying values of some items at the date of transition accordingly.

The adjustments to the residual values and useful lives of certain items of property, plant and equipment and the corresponding change in their carrying values at 1 July 2004 has also impacted depreciation charges subsequent to 1 July 2004.

The group has made an election in terms of IFRS 1 to measure certain items of property, plant and equipment at the transition date to IFRS at their respective fair values and used those fair values as deemed cost at that date. The group adjusted the carrying values of the individual items of property, plant and equipment for those specified items to which the exemption was applied.

Changes in estimated decommissioning and restoration liabilities that occurred before the transition date to IFRS have been adjusted for at the transition date on a net basis in accordance with the provision of IFRIC 1 – Changes in Existing Decommissioning, Restoration and Similar Liabilities and the applicable exemptions under IFRS 1.

Impairment losses relate to loss-making operations, the assets of which were impaired in terms of IAS 36 – Impairment of assets (IAS 36).

40.3.3 *Share-based payment transactions*

The fair value of share options under employee share incentive schemes and other equity instruments granted to group employees is recognised as an employee expense with a corresponding increase in equity. *The fair value is measured at grant date and expensed over the period during which the employee becomes unconditionally entitled to the equity instruments.*

The fair value of the instruments granted is measured using generally accepted valuation techniques, taking into account the terms and conditions upon which the instruments are granted. The amount recognised as expense is adjusted to reflect the actual number of share options that vest, except where forfeiture is only due to market conditions not being met. This accounting policy has been applied to all equity instruments granted after 7 November 2002 that had not yet vested at 1 January 2005. The fair value of share-based payments was not recognised under the group's previous accounting policies.

40.3.4 *Black economic empowerment transactions*

Transaction recognition criteria

In circumstances where a portion of the equity in a subsidiary company is disposed and serves as security for the funding of the proceeds receivable or related debt, the accounting recognition of the disposal of such shares in the group financial statements is deferred until the funding subject to the security of the equity sold has been fully repaid. In previous years, such transactions were recognised upon entering into the respective sale agreement. The comparative results and financial position have been restated accordingly, which has had no effect on profit attributable to ordinary shareholders.

Share-based payments

The group is extending the scope of IFRS 2 – Share-based Payment to include the group's black economic ownership initiatives in accordance with international interpretations in this regard. Where goods or services are received from black economic empowerment partners as consideration for equity instruments of the group, these transactions are accounted for in terms of IFRS 2, even when the entity cannot specifically identify the goods or services received. This accounting policy is applicable to equity instruments that had not yet vested by 1 January 2005.

40. RESTATEMENTS (continued)

40.3.5 *Foreign operations*

The group has made an election in terms of IFRS 1 that cumulative foreign currency translation reserves in existence at the transition date, 1 July 2004, arising from the previous application of SA GAAP, have been reset to zero by being transferred to opening retained earnings. This had no change on total equity.

40.3.6 *Designation of previously recognised financial instruments*

The group has elected, in terms of IFRS 1, to designate certain financial liabilities previously recognised at amortised cost to fair value through profit and loss. The rationale for the designation was to eliminate an accounting mismatch arising from measuring related assets and liabilities and recognising gains and losses on them on different bases.

40.3.7 *Circular 9/2006 – Transactions giving rise to adjustments to Revenue and Cost of Sales*

Previously, the group had accounted for certain rebates received and settlement discounts granted as income and expense in the income statement. In terms of Circular 9/2006 issued by the South African Institute of Chartered Accountants, these rebates received and settlement discounts granted need to be set off against turnover and cost of sales and, where applicable, estimated at the date the related asset is recognised and capitalised to the cost of the asset. As a result, the revenue and cost of sales in the comparative financial statements have been restated to reflect the net turnover or cost of sale and, where applicable, the income recognised has been reversed against the cost of the asset and the depreciation charge for the prior year decreased.

40.3.8 *Derecognition of minorities on consolidation of BEE entity*

SIC 12 – Special-purpose Entities (SPE) – describes under what circumstances an entity should consolidate on SPE. In the context of SPEs, control may arise in various circumstances, and may even exist in cases where an entity owns none of the SPE's equity. Steinhoff guarantees the funds provided to the BEE entity by investment banks who provide substantially all of the capital of the BEE entity. As a result of the guarantee, Steinhoff retains the ownership risk of the equity instruments of the BEE entity in a group entity, and therefore the BEE entity is consolidated. Previously reported results and minority interests in the comparative financial statements have been restated. Refer to note 25 – Black economic empowerment (BEE) transactions.

40.3.9 *Employee benefits – Defined-benefit plans*

IAS19 – Employee benefits – was amended during 2004, and now allows that the actuarial gains and losses can be recognised directly in equity. Although this is applicable for periods beginning after 1 January 2006, Steinhoff has decided to early adopt this amendment. This had no effect on the previously reported financial results. The results for June 2006 present actuarial gains and losses in line with the new accounting policy.

41. REMUNERATION REPORT

41.1 Remuneration

	Basic salaries GBP'000	Basic salaries €'000	Basic salaries AUS'000	Basic salaries R'000	Total basic salaries R'000	Bonus R'000	Company contribution and expense allowances R'000	Deemed interest R'000	Total R'000
Executive directors									
2006									
BE Steinhoff	—	909	—	—	7 108	—	—	—	**7 108**
MJ Jooste	—	827	—	—	6 469	3 000	445	—	**9 914**
KJ Grové	—	—	—	1 906	1 906	3 491	641	—	**6 038**
FJ Nel	—	50	—	968	1 359	1 500	150	—	**3 009**
DM van der Merwe	—	—	—	2 778	2 778	3 000	402	—	**6 180**
JHN van der Merwe	—	530	—	—	4 148	3 000	202	—	**7 350**
RH Walker	—	—	156	—	738	—	19	—	**757**
I Topping	196	—	—	—	2 258	3 248	178	—	**5 684**
	196	2 316	156	5 652	26 764	17 239	2 037	—	**46 040**

41. REMUNERATION REPORT (continued)

41.1 Remuneration (continued)

	Basic salaries GBP'000	Basic salaries €'000	Basic salaries AU$'000	Basic salaries R'000	Total basic salaries R'000	Bonus R'000	Company contribution and expense allowances R'000	Deemed interest R'000	**Total R'000**
2005									
BE Steinhoff	—	840	—	—	6 644	—	—	—	6 644
MJ Jooste	—	750	—	—	5 935	2 000	427	—	8 362
KJ Grové	—	—	—	1 806	1 806	1 500	568	116	3 990
FJ Nel	—	40	—	801	1 118	650	130	—	1 898
DM van der Merwe	—	—	—	2 624	2 624	2 000	376	—	5 000
JHN van der Merwe	—	382	—	—	3 019	2 000	163	—	5 182
RH Walker	—	—	477	—	2 262	—	55	—	2 317
	—	2 012	477	5 231	23 408	8 150	1 719	116	33 393

	Fees as director R'000	Fees for services R'000	**Total R'000**
Non-executive directors			
2006			
DE Ackerman	375	—	**375**
CE Daun*	225	—	**225**
JNS du Plessis~	90	—	**90**
D Konar	445	—	**445**
JF Mouton*	300	—	**300**
FA Sonn	295	—	**295**
NW Steinhoff	240	—	**240**
NW Steinhoff (Pension as from 1 July 2004, €180 000)	1 408	—	**1 408**
	3 378	—	**3 378**
2005			
DE Ackerman	260	—	260
CE Daun*	145	—	145
JNS du Plessis	251	—	251
KJ Grové*#	145	—	145
D Konar	290	650	940
JF Mouton*	200	—	200
FA Sonn	195	—	195
NW Steinhoff	145	—	145
NW Steinhoff (Pension as from 1 July 2004, €180 000)	1 424	—	1 424
	3 055	650	3 705

** Paid to various entities as management fees*
 # Became an executive director during 2005
– Became alternate director during 2006

	2006 R'000	2005 R'000
41. REMUNERATION REPORT (continued)		
41.1 Remuneration (continued)		
Remuneration paid by:		
– Company	**1 970**	2 281
– Subsidiary companies	**47 448**	34 817
	49 418	37 098

		Offer date	Number of rights as at 30 June 2005	Number of rights exercised during the year	Number of rights as at 30 June 2006	Purchase price (cents)	Sold	Date	Market price (cents)
41.2	Share rights								
	Executive directors								
	BE Steinhoff	July 2000 – June 2001	179 700	(58 580)	121 120	540	—	25/10/2005	1 751
		July 2001 – June 2002	41 040	(9 360)	31 680	528	—	25/10/2005	1 751
			220 740	**(67 940)**	**152 800**				
	MJ Jooste	July 2000 – June 2001	179 700	(58 580)	121 120	540	—	25/10/2005	1 751
		July 2001 – June 2002	41 040	(9 360)	31 680	528	—	25/10/2005	1 751
		December 2003	4 586 758	—	4 586 758	0,50	—	—	—
			4 807 498	**(67 940)**	**4 739 558**				
	KJ Grové	July 2000 – June 2001	175 940	(57 460)	118 480	540	—	25/10/2005	1 751
		July 2001 – June 2002	41 040	(9 360)	31 680	528	—	25/10/2005	1 751
			216 980	**(66 820)**	**150 160**				
	FJ Nel	July 2000 – June 2001	135 000	(43 800)	91 200	540	—	25/10/2005	1 751
		July 2001 – June 2002	36 480	(8 320)	28 160	528	—	25/10/2005	1 751
		December 2003	940 905	—	940 905	0,50	—	—	—
			1 112 385	**(52 120)**	**1 060 265**				
	DM van der Merwe	July 2000 – June 2001	179 700	(58 580)	121 120	540	—	25/10/2005	1 751
		July 2001 – June 2002	41 040	(9 360)	31 680	528	—	25/10/2005	1 751
		December 2003	1 902 588	—	1 902 588	0,50	—	—	—
			2 123 328	**(67 940)**	**2 055 388**				
	JHN van der Merwe	July 2000 – June 2001	135 000	(43 800)	91 200	540	—	25/10/2005	1 751
		July 2001 – June 2002	36 480	(8 320)	28 160	528	—	25/10/2005	1 751
		December 2003	2 195 091	—	2 195 091	0,50	—	—	—
			2 366 571	**(52 120)**	**2 314 451**				
	Total		**10 847 502**	**(374 880)**	**10 472 622**				

In terms of the share incentive scheme approved at a general meeting and implemented on and since listing the company in 1998, rights were allocated in terms of a deferred delivery scheme. The deferred delivery date is three years from the offer date, maturing at 20% per annum.

41. REMUNERATION REPORT (continued)

41.2 Share rights (continued)

Non-executive directors

	Offer date	Number of rights as at 30 June 2005	Number of rights exercised during the year	Number of rights as at 30 June 2006	Purchase price (cents)	Sold	Date	Sale/ market price (cents)
DE Ackerman	July 2000 – June 2001	179 700	(58 580)	121 120	540	13 720	25/10/2005	1 751
	July 2001 – June 2002	41 040	(9 360)	31 680	528	9 360	25/10/2005	1 751
		220 740	**(67 940)**	**152 800**				
CE Daun	July 2000 – June 2001	179 700	(58 580)	121 120	540	—	25/10/2005	1 751
	July 2001 – June 2002	41 040	(8 640)	32 400	528	—	25/10/2005	1 751
		220 740	**(67 220)**	**153 520**				
D Konar	July 2000 – June 2001	179 040	(57 920)	121 120	540	—	25/10/2005	1 751
	July 2001 – June 2002	41 040	(9 360)	31 680	528	—	25/10/2005	1 751
		220 080	**(67 280)**	**152 800**				
NW Steinhoff	July 2000 – June 2001	179 760	(58 560)	121 200	540	12 060	25/10/2005	1 751
	July 2001 – June 2002	41 040	(9 360)	31 680	528	9 360	25/10/2005	1 751
		220 800	**(67 920)**	**152 880**				
Total		**882 360**	**(270 360)**	**612 000**				

The share rights approved in December 2003 relate to the scheme described below.

At the annual general meeting on 1 December 2003, a new share incentive scheme was approved and implemented. These rights were allocated at a nominal value of 0,5 cents and will mature in 1/3 (one third) tranches per annum from the third anniversary of the effective date, provided the following performance criteria have been achieved:

a) a compound growth in headline earnings per share (HEPS) of the company equal to or exceeding the weighted average growth of the companies included in and comprising the INDI25 Index (INDI25) over a three-year period from the effective date; and

b) the volume weighted average traded share price of the company over the 30 trading days immediately preceding the date of measurement (the measurement date) to exceed the result of the following formula [{(a-b)/b}+1]xc, where

a = the INDI25 at the measurement date

b = the INDI25 at the effective date

c = the volume weighted average traded share price of the company for the 30 trading days immediately preceding the effective date.

In the event of the criteria not being satisfied by the third anniversary of the effective date, the rights will be extended to the following years on a cumulative basis, provided however that if both the criteria are not met by the end of the financial year in which the fifth anniversary of the effective date occurs, all rights will lapse and, neither the shares (nor any of them) nor any amount will be due to any participant.

The options awarded in December 2003 form part of the Share-based payment scheme, and the options prior to this date relate to the Steinhoff International Share Trust scheme. For detail on both schemes refer to notes 22.7 and 22.8.

41. REMUNERATION REPORT (continued)

41.3 Interest in share capital

	Direct interest		Indirect interest		
	Beneficial	Non-beneficial	Beneficial	Non-beneficial	Total
Executive directors					
2006					
BE Steinhoff	183 646	—	157 476 117	—	**157 659 763**
MJ Jooste	—	—	6 902 745	—	**6 902 745**
KJ Grové	—	—	176 040	—	**176 040**
FJ Nel	26 698	—	1 794 503	—	**1 821 201**
DM van der Merwe	—	—	2 490 940	—	**2 490 940**
JHN van der Merwe	1 120	—	2 477 120	—	**2 478 240**
I Topping	40 000	—	—	—	**40 000**
	251 464	—	171 317 465	—	**171 568 929**
2005					
BE Steinhoff	115 706	—	161 901 117	—	162 016 823
MJ Jooste	—	—	11 259 805	—	11 259 805
KJ Grové	—	—	109 420	—	109 420
FJ Nel	226 698	—	3 218 129	—	3 444 827
DM van der Merwe	—	—	4 708 750	—	4 708 750
JHN van der Merwe	101 120	—	4 666 250	—	4 767 370
RH Walker	29 250	—	—	—	29 250
	472 774	—	185 863 471	—	186 336 245

41. REMUNERATION REPORT (continued)

	Direct interest		Indirect interest		
	Beneficial	Non-beneficial	Beneficial	Non-beneficial	Total
Non-executive directors					
2006					
DE Ackerman	202 135	—	—	—	**202 135**
CE Daun	—	—	703 957	—	**703 957**
D Konar	251 215	—	—	—	**251 215**
JF Mouton	—	—	2 000 000	—	**2 000 000**
FA Sonn	—	—	40 000	—	**40 000**
NW Steinhoff	750 183	—	—	—	**750 183**
	1 203 533	—	2 743 957	—	**3 947 490**
2005					
DE Ackerman	182 275	—	—	—	182 275
CE Daun	—	—	636 737	—	636 737
JNS du Plessis	—	—	200 000	—	200 000
D Konar	183 935	—	—	—	183 935
JF Mouton	—	—	2 000 000	—	2 000 000
FA Sonn	—	—	40 000	—	40 000
NW Steinhoff	703 683	—	—	—	703 683
	1 069 893	—	2 876 737	—	3 946 630
Alternate directors and officers					
2006					
JNS du Plessis	—	—	—	—	**—**
HJK Ferreira	—	—	1 567 000	—	**1 570 000**
SJ Grobler (company secretary)	—	—	1 844 826	—	**1 844 826**
	—	—	3 411 826	—	**3 414 826**
2005					
SJ Grobler (company secretary)	—	—	3 269 906	—	3 269 906
	—	—	3 269 906	—	3 269 906

42. NEW ACCOUNTING PRONOUNCEMENTS

At the date of authorisation of these financial statements, there are Standards and Interpretations in issue but not yet effective. These include the following Standards and Interpretations that are applicable to the business of the entity and may have an impact on future financial statements:

	Effective date – annual periods commencing on or after
• IFRS 7 – Financial Instruments: Disclosures (including amendments to IAS 1 – Presentation of Financial Instruments: Capital Disclosures)	1 January 2007
• IAS 19 amendment – Employee Benefits	1 January 2006
• IAS 21 amendment – The Effect of Changes in Foreign Exchange Rates – Net investment in a foreign operation	1 January 2006
• IAS 39 amendment – Financial Instruments: Recognition and Measurement – Cash flow hedge accounting of forecast intragroup transactions	1 January 2006
• IAS 39 amendment – Financial Instruments: Recognition and Measurement – Fair value option	1 January 2006
• IAS 39 amendment – Financial Instruments and IFRS 4 – Insurance contracts: Recognition and Measurement – Financial guarantee contracts	1 January 2006
• IFRIC 4 – Determining whether an Arrangement contains a Lease	1 January 2006
• IFRIC 7 – Applying the Restatement Approach under IAS 29 – Financial Reporting in Hyperinflationary Economies	1 March 2006
• IFRIC 8 – Scope of IFRS 2	1 May 2006
• AC 503 – Accounting for Black Economic Empowerment (BEE) transactions	1 May 2006
• IFRIC 9 – Reassessment of Embedded Derivatives	1 June 2006

42.2 IFRS 7

In August 2005, the IASB issued IFRS 7 – Financial Instruments: Disclosures (IFRS 7). The Standard adds certain new disclosures about financial instruments to those currently required by IAS 32 – Financial Instruments: Disclosure and Presentation (IAS 32). The Standard replaces the disclosures currently required by IAS 30 – Disclosures in the Financial Statements of Banks and Similar Financial Institutions (IAS 30). The Standard therefore groups all financial instruments' disclosures together in a new Standard.

42.2 IAS 19

In December 2004, the IASB revised certain aspects of IAS 19 – Employee Benefits. The revisions to the Standard made available an additional option or the recognition of actuarial gains and losses on post-employment defined-benefit plans. Actuarial gains and losses on post-employment defined-benefit plans may be recognised directly in equity when they arise. The revised Standard is effective for the group's 2007 financial year. The group has decided to early adopt this amendment (note 40.3.8).

42.3 IAS 21

In terms of the amendment to IAS 21 (AC 112), exchange differences arising from the translation of a monetary item that is denominated in any currency (and not just the functional currency of the reporting entity or the foreign operation which receives the loan) should be recognised in equity in the consolidated financial statements when the monetary item is part of the entity's net investment in that foreign operation. This requirement now applies irrespective of the currency of the monetary item and of whether the monetary item results from a transaction of the foreign operation with the reporting entity or any of its subsidiaries. The amendment to IAS 21 (AC 112) will be adopted by the group for the first time for the year ended 30 June 2007.

42.4 IAS 39

In April 2005, the IASB issued amendments to IAS 39 – Financial Instruments: Recognition and Measurement. These amendments deal with cash flow hedges of forecast intragroup transactions and will be effective for annual periods commencing after 1 January 2006. Earlier application is encouraged.

The amendments permit the foreign currency risk of a highly probable intragroup forecast transaction to qualify as the hedged item in a cash flow hedge in the consolidated financial statements, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect the consolidated financial statements. The amendment also specifies that if the hedge of a forecast intragroup transaction qualifies for hedge accounting, any gain or loss that is recognised directly in equity in accordance with the hedge accounting rules in IAS 39 must be reclassified into profit or loss in the same period or periods during which the foreign currency risk of the hedged transaction affects consolidated profit or loss. The group will adopt the amendments to IAS 39 in its 2007 financial year and does not believe that the amendments will have any effect.

In June 2005, the IASB issued amendments to IAS 39 to restrict the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit and loss (the fair value option). The revisions limit the use of the fair value option to those financial instruments that meet certain conditions. The amendment is effective 1 January 2006, with earlier application encouraged. The group will adopt the amendments to IAS 39 in its 2007 financial year. The group already complies with the conditions set out in the amendment, and believes that the amendment will have no further effect.

42. NEW ACCOUNTING PRONOUNCEMENTS (continued)

42.4 IAS 39 (continued)

August 2005, the IASB issued amendments to IAS 39 that amended the scope of IAS 39 to include financial guarantee contracts issued by the group. However, if an issuer of financial guarantee contracts has previously explicitly asserted that it regards such contracts as insurance contracts and has applied accounting applicable to insurance contracts, the issuer may elect to apply either IAS 39 or IFRS 4 – Insurance Contracts to such financial guarantee contracts. The issuer may make that election contract by contract, but the election for each contract is irrevocable. The amendments address the treatment of financial guarantee contracts by the issuer. *They do not address their treatment by the holder.* Accounting by the holder is excluded from the scope of IAS 39 and IFRS 4 (unless the contract is a reinsurance contract). The amendments to IAS 39 and IFRS 4 are effective for annual periods beginning on or after 1 January 2006, with earlier application encouraged. The group will adopt the amendments to IAS 39 in its 2007 financial year. The impact that application of the new Standard will have on the group is currently being evaluated.

42.5 IFRIC 4

In December 2004, the IASB issued IFRIC 4 – Determining Whether an Arrangement Contains a Lease (IFRIC 4), which will be effective for the group's 2007 financial year. This Interpretation prescribes that where the entity enters into an arrangement that depends on the use of a specific asset and conveys the right to control this specific asset, this arrangement should be treated as a lease under IAS 17 – Leases (IAS 17). The arrangements that are in substance leases, should be assessed against the criteria included in IAS 17 to determine if the arrangements should be accounted for as finance leases or operating leases. The transitional provisions require the group to assess all existing arrangements at the beginning of the comparative period of the first period in which the Interpretation is adopted. The assessment should be performed based on the information available at the adoption date. The group will adopt IFRIC 4 in its 2007 financial year and is currently evaluating the effects of the Interpretation. The existing accounting policies applicable to operating and finance leases will not change. The policies will be applied to arrangements falling within the scope of IFRIC 4.

42.6 IFRIC 7

In November 2005, the IASB issued IFRIC 7 – Applying the Restatement Approach under IAS 29 – Financial Reporting in Hyperinflationary Economies (IFRIC 7). The Interpretation is effective for annual periods beginning on or after 1 March *2006. IFRIC 7 contains guidance on how an entity would restate its financial statements* in the first year it identifies the existence of hyperinflation in the economy of its functional currency. The group will adopt IFRIC 7 during the 2007 financial year and does not believe that the adoption of the Interpretation will have any effect.

42.7 IFRIC 8 and AC 503

In January 2006, the IASB issued IFRIC 8 – Scope of IFRS 2 (IFRIC 8). The Interpretation is effective for annual periods beginning on or after 1 May 2006. IFRIC 8 clarifies that IFRS 2 – Share-based Payment (IFRS 2) applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. IFRIC 8 explains that if the identifiable consideration given appears to be less than the fair value of the equity instruments granted or liability incurred, this situation typically indicates that other consideration has been or will be received. The group has decided to early adopt these statements (note 40.3.4).

42.8 IFRIC 9

In *March 2006, the IASB issued IFRIC 9 – Reassessment of Embedded Derivatives* (IFRIC 9). The Interpretation is effective for annual periods beginning on or after 1 June 2006. IAS 39 requires an entity, when it first becomes a party to a hybrid contract, to assess whether any embedded derivatives contained in the contract are required to be separated from the host contract and accounted for as if they were stand-alone derivatives.

IFRIC 9 addresses:

- *Whether IAS 39 requires such an assessment* to be made only when the entity first becomes a party to the hybrid contract, or whether the assessment be reconsidered throughout the life of the contract; and
- Whether a first-time adopter of IFRS should make its assessment on the basis of the conditions that existed when the entity first became a party to the contract, or those prevailing when the entity adopts IFRS for the first time.

The impact of the application of the new interpretation will have on the group is currently being evaluated.

The following Standards and Interpretations are not applicable to the business of the entity and will therefore have no impact on the future financial statements:

IFRS 6 – Exploration for and Evaluation of Mineral Resources Assets

IFRIC 5 – Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

IFRIC 6 – Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment

Special resolutions for the year ended 30 June 2006

During the period under review the following special resolutions by the company and its subsidiaries in South Africa were approved and registered with the Registrar of Companies:

1. Steinhoff International Holdings Limited (1998/003951/06)
   - 1.1 The amendment to the articles of association by the inclusion of Article 50.9, stating: "50.9 Save for Article 60.7, any director older than 71 years of age, shall retire from office annually at every general meeting" and further that Article 60.7 be amended, in that the retirement age of directors being 71 years of age be changed to 76 years of age.
   - 1.2 Increasing the share capital of the company.
   - 1.3 The amendment to the articles of association by the inclusion of the terms and conditions of the non-cumulative, non-redeemable, non-participating preference shares.
   - 1.4 Authorising the repurchase of the company's shares.

   These resolutions were approved, and registered on 7 December 2005.

2. Steinhoff Investment Holdings Limited (1954/001893/06)
   Amending the articles of association by the inclusion of Article 50.9, stating that, "50.9 Save for Article 60.7, any director older than 71 years of age, shall retire from office annually at every general meeting" and further that Article 60.7 be amended, in that the retirement age of directors being 71 years of age be changed to 76 years of age. This resolution was approved, and registered on 26 October 2005.

Notice of annual general meeting for the year ended 30 June 2006

Notice is hereby given that the annual general meeting of the shareholders of Steinhoff International Holdings Limited (the company) will be held at 08:00 in the main boardroom of the company, 28 Sixth Street, Wynberg, Sandton, on Monday, 4 December 2006, for the purpose of dealing with the business and considering and, if deemed fit, passing, with or without modification, the resolutions set out below:

Ordinary business

1. To adopt and approve the annual financial statements of the company for the year ended 30 June 2006 together with the report of the directors and the auditors thereon.

2. To reappoint Messrs Deloitte & Touche of Pretoria as auditors of the company as contemplated under section 270 of the Companies Act (the Act).

3.1 To ratify and approve remuneration and emoluments paid by the company to its directors during the year ended 30 June 2006 as set out in note 3.4 to read with note 41 to the annual financial statements (pages 89 and 146 to 149 thereof).

3.2 To re-elect the following directors (all eligible and available for reappointment):

3.2.1 DE Ackerman;

3.2.2 MJ Jooste;

3.2.3 BE Steinhoff;

3.2.4 NW Steinhoff; and

3.2.5 JHN van der Merwe.
(*Curricula vitae* of the above directors are set out on pages 50 to 53).

3.3 To ratify the appointment of IM Topping as executive director (*curriculum vitae* – see page 51).

To transact any other business capable of being transacted at an annual general meeting.

Ordinary resolution number 1

4.1 Resolved that 300 000 000 ordinary shares of 0,5 cents each and 15 000 000 non-cumulative, non-redeemable, non-participating preference shares of 0,1 cent each in the authorised but unissued share capital of the company be and they are hereby placed under the control of the directors of the company as a general authority in terms of section 221(2) of the Act, but subject to the rules and requirements of the JSE Limited (JSE) (listing requirements), to allot and issue such shares to such person(s) and on such terms and conditions as the directors may determine.

Ordinary resolution number 2

4.2 Resolved that, subject to the listing requirements of the JSE relating to a general authority of directors to issue shares for cash, the directors of the company be and they are hereby authorised for a period of 15 (fifteen) months from the date of this meeting or until the date of the company's next annual meeting to issue up to 60 000 000 ordinary shares in the capital of the company for cash in accordance with the requirements set out in paragraph 5.52 of the listing requirements as follows:

4.2.1 the relevant securities to be issued under such authority must be of a class already in issue;

4.2.2 the securities must be issued to public shareholders as defined by the listing requirements and not to related parties;

4.2.3 issues for cash may not exceed 15% of the issued number of securities in issue in any one financial year (and will in any event not exceed 60 000 000 ordinary shares as referred to above);

4.2.4 the maximum discount at which such securities may be issued may not exceed 10% of the weighted average traded price of those securities during the 30 business days preceding the date on which the price of the issue is determined or agreed by the directors; and

4.2.5 once the company has issued, on a cumulative basis within a financial year, 5% or more of the number of securities in issue prior to that issue, the company will publish an announcement containing the full details for the issue, including the average discount to the weighted average traded price over the 30-day period prior to the date the price was determined or agreed and the effect of the issue on net asset value, net tangible asset value and headline earnings per share.

4.3 Subject to the renewal of the general authority proposed in terms of ordinary resolution number 2, and in terms of the requirements of the JSE, shareholders to grant a waiver of any pre-emptive rights to which ordinary shareholders may be entitled in favour of the directors for the allotment and issue of ordinary shares in the capital of the company for cash other than in the normal course by way of a rights offer or a clawback offer or pursuant to the company's share schemes or acquisitions utilising such securities as currency to discharge the purchase consideration.

The proposed resolution represents less than 5% of the issued and committed capital of the company.

A 75% majority of votes cast by those shareholders present or represented and voting at the general meeting will be required in order for paragraph 4.2 of ordinary resolution number 2 to become effective.

Ordinary resolution number 3

5. Resolved that, subject and in accordance with the requirements of the JSE, the company places and reserves 105 239 694 unissued ordinary shares in the company (which number constitutes less than 10% of the company's issued share capital) at the disposal of the directors for the continued implementation of the Steinhoff International Incentive Schemes.

Special resolution number 1

6. Resolved that, subject to paragraphs 5.72, 5.73 and 5.74 of the listing requirements, the board of directors be authorised, up to and including the date of the following annual general meeting, to approve as a general authority the purchase of its own shares by the company or a subsidiary provided that:

6.1 this authority shall not extend beyond 15 (fifteen) months from the date of this meeting or until the date of the company's next annual general meeting, whichever is the sooner;

6.2 this authority be limited to a maximum of 20% of the issued share capital of that class in one financial year;

6.3 repurchases shall not be made at a price more than 10% above the weighted average of the market value of the securities traded for the five business days immediately preceding the date of repurchase (on which the transaction was agreed), subject to the provisions of the Act, the requirements of the JSE and the articles of the company;

6.4 the repurchase of securities being implemented through the order book operated by the JSE trading system (open market) and without any prior understanding or arrangement with any counterparty;

6.5 the company will, at any point in time, appoint only one agent to effect the repurchase(s) on the company's behalf;

6.6 after such repurchase(s), at least 500 public shareholders, as defined in the listing requirements, continue to hold at least 20% of the company's issued shares;

6.7 such repurchase(s) does/do not occur during a prohibited period as defined in the listing requirements;

6.8 when 3% of the initial number, i.e. the number of shares in issue at the time that the general authority from shareholders is granted, is cumulatively repurchased and for each 3% in aggregate of the initial number acquired thereafter, an announcement shall be made in accordance with listing requirements; and

6.9 a certificate by the company's sponsor in terms of paragraph 2.12 of the listing requirements, confirming the statement by the directors regarding working capital referred to hereunder in this notice convening the meeting, be issued before commencement of repurchase.

Information and statement

- The following general information is reflected in the annual report:
  - directors and management of the company and its subsidiaries (as set out on pages 19, 28, 37, and 50 to 53)
  - major shareholders of the company (refer to page 63)
  - directors' interest in the company's securities (refer to pages 68 and 148 to 151)
  - share capital of the company (refer to note 22 and 24 to the annual financial statements on pages 112 to 115 and 117 to 118)
- The directors, whose names are given on pages 50 to 53 of this annual report, collectively and individually accept full responsibility for the information given in this notice and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading and that all reasonable enquiries to ascertain such facts have been made;
- There have been no material changes in the financial or trading position of the group since the publication of the financial results for the year ended 30 June 2006;
- The directors are not aware of any information on any legal or arbitration proceedings, including any proceedings that are pending or threatened, that may have had, in the previous 12 (twelve) months, a material effect on the group's financial position.

Reason for and effect of the special resolution
The authority required will be granted to the directors to repurchase shares of the company subject to the Act and the requirements of the JSE. The board does not intend to use such power unless prevailing circumstances (including the tax dispensation and market conditions) warrant such a step. All required certificates and relevant statements shall be issued. The effect thereof will be that the directors will have the authority to implement a general repurchase of shares in accordance with the provisions of the Act and listing requirements.

The directors are of the opinion, after considering the effect of a maximum repurchase of shares, that:

- the company will be able, in the ordinary course of business, to pay its debt;
- the assets of the company, fairly valued in accordance with IFRS, will be in excess of the liabilities of the company;
- the company will have adequate capital for a period of 12 (twelve) months after the date of this notice; and
- the working capital of the company will be adequate for a period of 12 (twelve) months after the date of this notice.

Ordinary resolution number 4
General authority to distribute share capital and/or reserves to shareholders:

7. Resolved that the directors be authorised, by way of a general authority, to distribute to shareholders of the company any share capital and reserves of the company in terms of section 90 of the Act and Article 56A of the company's articles of association and in terms of the listing requirements, provided that paragraphs 6.1 and 6.2 above will apply *mutatis mutandis* to the distribution of share capital and reserves of the company.

Reason for and effect of this ordinary resolution
The reason for this resolution is to grant to the board of directors of the company a general authority for the distribution of share capital by the company to its shareholders. Such general authority will, subject to the requirements of the Act and the JSE, provide the board with the flexibility to distribute any surplus capital of the company to its shareholders.

The provisions set out under the reason and effect for special resolution number 1 will apply *mutatis mutandis* to this resolution. Shareholders are further referred to the "Information and statement" under special resolution number 1, which applies *mutatis mutandis* to this resolution.

Distribution of share premium account
Notice is hereby given, in accordance with the general authority granted to the directors of the company in terms of Article 56A of the company's articles of association and the resolution passed at the annual general meeting of the company held on 25 November 2005, that as announced on 11 September 2006 a cash distribution from share premium (in lieu of a dividend) of 37,5 cents per share (2005: 30 cents per share) has been declared and is payable, pro rata, to shareholders recorded in the books of the company at the close of business on Friday, 10 November 2006.

Ordinary resolution number 5

8. Resolved that the board of directors be and is hereby authorised in terms of Article 26.2 of the articles of association of the company to create and issue convertible debentures, debenture stock, bonds or other convertible instruments in respect of 90 000 000 ordinary shares in the capital of the company, subject to such conversion and other terms and conditions as it may determine in its sole and absolute discretion, but subject further at all times to the rules and requirements of the JSE.

A 75% majority of votes cast by those shareholders present or represented and voting at the general meeting will be required in order for paragraph 8 of ordinary resolution number 5 to become effective.

Authority

9. Subject to the passing of special resolution number 1 and ordinary resolutions numbers 1, 2, 3, 4 and 5 contained in the notice convening this annual general meeting, any director or secretary of the company, for the time being, be and is hereby authorised to take all such steps and sign all such documents and to do all such acts, matters and things for and on behalf of the company as may be necessary to give effect to the special and ordinary resolutions passed at this general meeting.

Notice of annual general meeting for the year ended 30 June 2006 (continued)

Voting

Each shareholder, whether present in person or by proxy, is entitled to attend and vote at the general meeting. A form of proxy in which is set out the relevant instructions for its completion is enclosed for use by any shareholder who is unable to attend the general meeting but wishes to be represented thereat. If you have dematerialised your shares with a Central Securities Depository Participant (CSDP) or broker, you must arrange with them to provide you with the necessary authorisation to attend the general meeting or you must instruct them as to how you wish to vote in this regard. This must be done in terms of the agreement entered into between you and the CSDP or broker. Any shareholder who completes and lodges a form of proxy will not be precluded from attending and voting at the general meeting to the exclusion of the proxy appointed by him.

Each shareholder is entitled to appoint one or more proxies (who need not be shareholders of the company) to attend, speak and vote in his/her stead. On a show of hands every shareholder who is present in person or by proxy shall have one vote and, on a poll, every shareholder present in person or by proxy shall have one vote for each share held by him/her. The forms of proxy should be completed and forwarded to reach the offices of the company's transfer secretaries or the company secretary at the address given below by not later than 17:00 on Thursday, 30 November 2006.

By order of the board



SJ Grobler
Company secretary

3 November 2006

Registered office
28 Sixth Street
Wynberg
Sandton
2090
(PO Box 1955, Bramley, 2018)



STEINHOFF INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
Share code: SHF ISIN: ZAE000016176

(Steinhoff or the company)

PROXY FORM

To be completed by certificated shareholders and dematerialised shareholders who have selected "own name" registration.

For use at the annual general meeting of the holders of ordinary shares in the company (Steinhoff shareholders) to be held at the head office of the company, 28 Sixth Street, Wynberg, Sandton, on Monday, 4 December 2006 at 08:00 (the general meeting).

I/We

of

(full name and address in block letters)

being the registered holder of shares in the company, hereby appoint:

1. of or failing him/her,
2. of or failing him/her,
3. the chairman of the general meeting,

as my/our proxy to act for me/us at the general meeting for the purposes of considering and, if deemed fit, passing with or without modification, the resolutions to be proposed thereat and at each adjournment or postponement thereof and to vote for and/or against the resolutions and/or abstain from voting in respect of the shares registered in my/our name/s in accordance with the following instructions (see notes):

	Number of shares		
Voting instructions in respect of all/...number of shares held	In favour of	Against	Abstain
1. To receive and adopt the annual financial statements			
2. To reappoint Deloitte & Touche as auditors			
3.1 To ratify the directors' remuneration			
3.2 To re-elect to the board:			
– DE Ackerman			
– MJ Jooste			
– BE Steinhoff			
– NW Steinhoff			
– JHN van der Merwe			
3.3 To ratify the appointment of IM Topping as executive director			
4.1 Ordinary resolution number 1 – Placement of shares under the control of the directors			
4.2 Ordinary resolution number 2 – Issue of shares for cash			
5. Ordinary resolution number 3 – Share Incentive Scheme			
6. Special resolution number 1 – General authority to purchase own shares			
7. Ordinary resolution number 4 – General authority to distribute share capital			
8. Ordinary resolution number 5 – Convertible debentures			

Signed at on November 2006

Signature(s)

Assisted by (where applicable) (state capacity and full name)

Each Steinhoff shareholder is entitled to appoint one or more proxy/ies (who need not be a shareholder/s of the company) to attend, speak and vote in place of the shareholder at the general meeting.

Notes:

1. A Steinhoff shareholder may insert the name of a proxy or the names of two alternative proxies of his/her choice in the space(s) provided, with or without deleting "the chairman of the general meeting", but any such deletion must be initialled by the Steinhoff shareholder concerned. The person whose name appears first on the form of proxy and has not been deleted will be entitled to act as proxy to the exclusion of those whose names follow.
2. A Steinhoff shareholder's instructions to the proxy must be shown by indicating, in the appropriate boxes provided, the manner in which that Steinhoff shareholder wishes to vote by inserting an "X" in the relevant box, unless a shareholder wishes to split his/her votes, in which case the relevant numbers of shares to be so voted must be indicated in the proxy to vote or abstain from voting at the general meeting as he/she deems fit in respect of all the Steinhoff shareholder's votes exercisable thereat. A Steinhoff shareholder or his/her proxy is not obliged to use all the votes exercisable by the Steinhoff shareholder or his/her proxy, but the total of the votes cast and in respect whereof abstention is recorded may not exceed the total of the votes exercisable by the Steinhoff shareholder or by his/her proxy. Should a shareholder fail to complete the number of shares held, it will be deemed to have exercised the vote in respect of all shares held as recorded in the register.
3. Any shareholder who holds shares through a nominee or in dematerialised form may use this proxy to advise his/her nominee/broker/Central Security Depository Participant (CSDP) of his/her voting instructions. However, should such member wish to attend the meeting, he/she will need to request his/her CSDP, broker or nominee to provide him/her with the necessary authority in terms of the agreement governing their relationship.
4. Forms of proxy and any power of attorney by virtue of which such proxy is signed (or a notarially certified copy of such power of attorney) must be lodged at or posted to the company's transfer secretaries or delivered to the company secretary, to be received by not later than 17:00 on Thursday, 30 November 2006.
5. Any alternation or correction made to this form of proxy must be initialled by the signatory/ies.
6. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the company's transfer secretaries or waived by the chairman of the general meeting.
7. The completion and lodging of this form of proxy will not preclude the relevant Steinhoff shareholders from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such Steinhoff shareholder wish to do so.
8. No facility currently exists for receiving forms of proxy electronically. A copy may be scanned and lodged with the company secretary by e-mail at avonb@steinhoffafrica.co.za



STEINHOFF INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
Share code: SHF ISIN: ZAE000016176

(Steinhoff or the company)

VOTING INSTRUCTION FORM

To:

(name of shareholder's CSDP/broker)

For use only by shareholders who have already dematerialised their share certificates and which shares are not registered in their own names (example in name of CSDP or broker/nominee)

For use at the annual general meeting of the holders of ordinary shares in the company (Steinhoff shareholders) to be held at the head office of the company, 28 Sixth Street, Wynberg, Sandton, on Monday, 4 December 2006 at 08:00 (the general meeting).

Shareholders who have already dematerialised their shares may use this form to advise their Central Securities Depository Participant (CSDP) or broker of their voting instructions on the proposed resolutions in the spaces provided below. However, should a shareholder wish to attend the meeting in person, written authority would be required from such CSDP or broker.

I/We

of

(full name and address in block letters)

being a shareholder of the company, who has/have dematerialised my/our shares do hereby indicate below my/our voting instructions on the resolutions to be proposed at the annual general meeting:

	Number of shares		
Voting instructions in respect of all/..number of shares held	In favour of	Against	Abstain
1. To receive and adopt the annual financial statements			
2. To reappoint Deloitte & Touche as auditors			
3.1 *To ratify the directors' remuneration*			
3.2 To re-elect to the board:			
– DE Ackerman			
– MJ Jooste			
– BE Steinhoff			
– NW Steinhoff			
– JHN van der Merwe			
3.3 To ratify the appointment of IM Topping as executive director			
4.1 Ordinary resolution number 1 – Placement of shares under the control of the directors			
4.2 Ordinary resolution number 2 – Issue of shares for cash			
5. Ordinary resolution number 3 – Share Incentive Scheme			
6. Special resolution number 1 – General authority to purchase own shares			
7. Ordinary resolution number 4 – General authority to distribute share capital			
8. Ordinary resolution number 5 – Convertible debentures			

Signed at on November 2006

Signature(s)

Assisted by (where applicable) (state capacity and full name)

Notes:

1. Any shareholder who holds shares through a nominee or in dematerialised form must use this voting instruction form to advise his/her nominee/broker/Central Security Depository Participant (CSDP) of his/her voting instructions and should not use the proxy form. However, should such member wish to attend the meeting, he/she will need to request his/her CSDP, broker or nominee to provide him/her with the necessary authority in terms of the agreement governing their relationship.
2. A shareholder's instructions to the CSDP/broker must be shown by indicating, in the appropriate boxes provided, the manner in which that shareholder wishes to vote by inserting an "X" in the relevant box, unless a shareholder wishes to split his/her votes, in which case the relevant numbers of shares to be so voted must be indicated in the form to vote or abstain from voting at the general meeting as he/she deems fit in respect of all the Steinhoff shareholder's votes exercisable thereat. A shareholder is not obliged to use all the votes exercisable by the shareholder, but the total of the votes cast and in respect whereof abstention is recorded may not exceed the total of the votes exercisable by the Steinhoff shareholder. Should a shareholder fail to complete the number of shares held, it will be deemed to have exercised the vote in respect of all shares held as recorded in the relevant register.
3. Voting instruction forms and power of attorney by virtue of which such instructions are signed (or a notarially certified copy of such power of attorney) must be sent to the CSDP or broker in terms of the agreements governing their relationship and preferably with a copy to be lodged at or posted to the company's transfer secretaries or delivered or faxed to the company secretary, the latter to be received by not later than 17:00 on Thursday, 30 November 2006.
4. Any alteration or correction made to this form must be initialled by the signatory/ies.
5. Documentary evidence establishing the authority of a person signing this form in a representative capacity must be attached to this form unless previously recorded by the CSDP/broker or waived.
6. No facility currently exists for receiving these forms of instruction electronically. A copy may be scanned and lodged with the company secretary at avonb@steinhoffafrica.co.za.



Steinhoff International Holdings Limited

Registration number: 1998/003951/06

CONSENT BY SHAREHOLDER TO RECEIVE INFORMATION BY ELECTRONIC MEDIUM

Consent in terms of Article 89(3) of the articles of association (the articles) of Steinhoff International Holdings Limited (Steinhoff).

I/We hereby consent, in terms of Article 89(3) of the articles of Steinhoff, to the sending of shareholder information (as defined in the articles) to me by electronic medium (as defined in the articles).

I/We confirm my postal address set out below as the address recorded at Computershare. For this purpose my contact details are:

Name of shareholder: ______________________

Date of birth: ______________________

Passport number: ______________________

Shareholder reference number:* ______________________

Country of residence: ______________________

Contact e-mail address: ______________________

Contact telephone number: ______________________

Contact fax number: ______________________

Capacity: ______________________

*_Shareholder reference number is noted on the address label to this mail_

Signature: ______________________

Contact name if other than yourself: ______________________

Date: ______________________

Certificated shareholders must complete and sign the form and return it to Computershare Investor Services 2004 (Pty) Limited, PO Box 61051, Marshalltown, 2107. Shareholders who hold dematerialised shares (through STRATE), should liaise directly with their CSDP or broker.

Shareholders' diary

Annual general meeting	Monday, 4 December 2006
Last date to trade *cum* capital distribution	Friday, 3 November 2006
Shares trade *ex* capital distribution	Monday, 6 November 2006
Record date	Friday, 10 November 2006
Payment date	Monday, 13 November 2006
Announcement of interim results and anticipated declaration of preference share dividend	Wednesday, 7 March 2007
Anticipated payment date for preference share dividend	Monday, 23 April 2007
Announcement of results and anticipated declaration of *dividend/distribution and preference share dividend*	Monday, 10 September 2007
Anticipated payment date for preference share dividend	Monday, 22 October 2007
Annual general meeting	Monday, 3 December 2007

Corporate information

REGISTRATION NUMBER
1998/003951/06

REGISTERED OFFICE
28 Sixth Street
Wynberg
Sandton, 2090
(PO Box 1955, Bramley, 2018)

WEBSITE
http://www.steinhoffinternational.com

SECRETARY
SJ Grobler
28 Sixth Street
Wynberg
Sandton, 2090
(PO Box 1955, Bramley, 2018)

AUDITORS
Deloitte & Touche, Chartered Accountants (SA)
221 Waterkloof Road
Waterkloof, 0181
(PO Box 11007, Hatfield, 0028)

TRANSFER SECRETARIES
Computershare Investor Services 2004 (Pty) Limited
(Registration number 2004/003647/07)
Ground Floor, 70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

COMMERCIAL BANK
Standard Corporate and Merchant Bank
(A division of The Standard Bank of South Africa Limited)
(Registration number 1962/000738/06)
Ground Floor, 3 Simmonds Street
Johannesburg, 2001
(PO Box 61150, Marshalltown, 2107)

In addition the group has commercial facilities with various other banking and financial institutions worldwide.

SPONSOR
PSG Capital Limited
(Registration number 2002/017362/06)
Building 8
Woodmead Estate
1 Woodmead Drive
Woodmead, 2157
(PO Box 987, Parklands, 2191)

www.steinhoffinternational.com


Steinhoff

Annual financial statements

30 June 2006

STEINHOFF INTERNATIONAL HOLDINGS LIMITED

Registration number: 1998/003951/06

Contents

Report of the independent auditors

TO THE MEMBERS OF STEINHOFF INTERNATIONAL HOLDINGS LIMITED

We have audited the annual financial statements of Steinhoff International Holdings Limited set out on pages 2 to 25 for the year ended 30 June 2006. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the company at 30 June 2006, and the results of its operations and cash flows for the year then ended in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa.

Deloitte & Touche

Deloitte & Touche
Registered Auditors

Per U Böhmer
Partner

11 September 2006

221 Waterkloof Road
Waterkloof
0181

Directors' report for the year ended 30 June 2006

The directors have pleasure in presenting the annual financial statements of Steinhoff International Holdings Limited for the year ended 30 June 2006.

NATURE OF BUSINESS

Steinhoff International Holdings Limited ("Steinhoff") is a holding company investing predominantly in the household goods and related industries. Steinhoff is a globally-integrated lifestyle supplier that manufactures, warehouses, retails and distributes household goods, retails motor vehicles and also provides financial and management services to the group companies.

RESULTS FOR THE YEAR

The results for the year under review are fully set out in the attached annual financial statements.

DISTRIBUTIONS

The directors have resolved to declare a capital distribution from share premium of 37,5 cents per share (2005: 30 cents per share), payable on 13 November 2006 to those shareholders recorded in the books of the company at the close of business on 10 November 2006.

SUBSIDIARY COMPANIES

	Issued share capital	Effective shareholding (%)
The company's principal subsidiary is Steinhoff Investment Holdings Limited	R75 000	100
Steinhoff Investment Holdings Limited's principal subsidiaries are:		
Steinhoff Africa Holdings (Proprietary) Limited and its subsidiaries	R35 700	100
Steinhoff Möbel Holdings Alpha GmbH (incorporated in Austria) and its subsidiaries	€35 790	100

INTERNATIONAL FINANCIAL REPORTING STANDARDS

This is the company's first set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"). The accounting policies adopted under IFRS have been applied in preparing the financial statements for the year ended 30 June 2006 and the comparative information for the year ended 30 June 2005. Refer to note 26 for the effect of the adoption.

SHARE CAPITAL

The company's authorised share capital increased to R11 000 000 (2005: R7 500 000), divided into 2 000 000 000 (2005: 1 500 000 000) ordinary shares of 0,5 cents each and 1 000 000 000 (2005: nil) non-cumulative, non-redeemable, non-participating, variable rate preference shares of 0,1 cents each.

	Date	Number of shares	R
The following ordinary shares were issued during the year:	19 May 2006	5 879 479	45 293 684
	28 June 2006	5 659 134	121 331 833

CONTRACTS

Other than disclosed in note 25, no contracts in which directors and officers of the company had an interest and that significantly affected the affairs or business of the company were entered into during the year.

POST-BALANCE SHEET EVENTS

The directors are not aware of any significant post-balance sheet events that will have a material effect on the company's results or financial position as presented in these financial statements.

DIRECTORATE

The executive directors in office during the financial year and at the date of this report were:

Bruno Ewald Steinhoff (German) – Chairman
Markus Johannes Jooste – Chief executive officer
Karel Johan Grove
Fredrik Johannes Nel – Financial director
Daniël Maree van der Merwe
Johannes Henoch Neethling van der Merwe – Chief financial officer
Rodney Howard Walker (Australian) (Resigned – 1 November 2005)
Ian Michael Topping (British) (Appointed – 5 December 2005)

The non-executive directors in office during the financial year and at the date of this report were:

Dirk Emil Ackerman*
Claas Edmund Daun (German)*
Johannes Nicolaas Stephanus du Plessis*# (Resigned – 15 March 2006)
Dr Deenadayalen Konar*
Johannes Fredericus Mouton*
Dr Franklin Abraham Sonn*
Norbert Walter Steinhoff (German)

The alternate directors in office during the financial year and at the date of this report were:

Hendrik Johan Karel Ferreira (Appointed – 5 December 2005)
Johannes Nicolaas Stephanus du Plessis# (Appointed – 15 March 2006)
Stephanus Johannes Grobler (Appointed – 5 December 2005)

**Independent non-executive directors*
#Was reclassified from non-executive to executive director on 15 March 2006.

DIRECTORS' SHAREHOLDING

At 30 June 2006, the present directors of the company held direct and indirect interest in 178 931 245 (2005: 191 282 875) or 15,6% (2005: 16,9%) of the company's issued ordinary shares. There have been no changes to directors' shareholding between year-end and the date of this report.

CORPORATE GOVERNANCE

The company complies with the JSE Limited ("JSE") listing requirements and in all material respects with the Code of Corporate Practice and Conduct published in the King II Report on Corporate Governance.

SHARE INCENTIVE SCHEME

The directors are authorised to issue, allot or grant rights to a maximum of 10% (2005: 10%) of the issued share capital of the company from time to time in terms of employee share incentive schemes. It is noted that the performance hurdles in respect of the share incentives scheme approved in December 2003 was met and will materialise in three annual tranches effective from 1 December 2006. Certain details of participation in the share incentive scheme are set out in note 13 of the annual financial statements.

SECRETARY

Stephanus Johannes Grobler acts as secretary to the company.

Business address:
28 Sixth Street
Wynberg
2090

Postal address:
PO Box 1955
Bramley
2018

APPROVAL OF THE ANNUAL FINANCIAL STATEMENTS

It is the directors' responsibility to ensure that the annual financial statements fairly present the state of affairs of the company. The external auditors are responsible for independently auditing and reporting on the financial statements.

The directors are also responsible for the system of internal control. These are designed to provide reasonable, but not absolute, assurance on the reliability of the financial statements, to adequately safeguard, verify and maintain accountability of assets, and to prevent and detect material misstatement and loss. The systems are implemented and monitored by suitably trained personnel with an appropriate segregation of authority and duties. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

The financial statements set out in this report have been prepared by management on the basis of appropriate accounting policies which are supported by prudent judgements and estimates and which have been consistently applied, except for the adoption of of International Financial Reporting Standards ("IFRS"). The financial statements have been prepared in accordance with IFRS.

The directors reasonably believe that the company has adequate resources to continue in operation for the foreseeable future, and the annual financial statements have therefore been prepared on a going-concern basis.

The annual financial statements for the year ended 30 June 2006, which appear on pages 2 to 25, were approved by the board and signed on its behalf on 11 September 2006.



Bruno Ewald Steinhoff
Executive chairman



Markus Johannes Jooste
Chief executive officer

SECRETARY CERTIFICATION

I certify, in accordance with section 268 G(d) of the South African Companies Act, 1973, as amended ("the Act"), that the company has lodged with the Registrar of Companies all such returns as are required for a public company in terms of the Act and that all such returns are true, correct and up to date.



Stephanus Johannes Grobler
Company secretary

Income statement for the year ended 30 June 2006

	Notes	2006 R'000	2005* R'000
Operating income		**16 097**	56 304
Operating expenses		**(13 038)**	(27 606)
Capital items	1	**—**	11 180 355
Operating profit	2	**3 059**	11 209 053
Finance costs	3	**(50 486)**	(18 516)
Income from investments	4	**50 733**	265 739
Profit before taxation		**3 306**	11 456 276
Taxation	5	**1 164**	(3 761)
Profit for the year		**4 470**	11 452 515

Prior year figures have been restated to reflect the effects of the transition to IFRS. For detail refer to note 26.

Balance sheet as at 30 June 2006

	Notes	2006 R'000	2005* R'000
ASSETS			
Non-current assets			
Property, plant and equipment	7	**1**	2
Investment in subsidiary companies	8	**16 297 526**	15 518 040
Investments and loans	9	**526 963**	—
Deferred taxation asset	10	**—**	156
		16 824 490	15 518 198
Current assets			
Accounts receivable	12	**66 314**	51 125
Short-term loans receivable	9	**41 278**	37 723
Income taxation receivable		**3 917**	1 396
Value added taxation receivable		**39**	75
Funds on call and deposit		**21 115**	—
Bank balances and cash		**28 228**	68 312
		160 891	158 631
Total assets		**16 985 381**	15 676 829
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary share capital and premium	13	**3 050 546**	3 224 445
Reserves	14	**11 649 259**	11 389 599
Total equity		**14 699 805**	14 614 044
Non-current liabilities			
Interest-bearing loans and borrowings	15	**1 613 909**	250 000
Deferred taxation liability	10	**94 377**	—
		1 708 286	250 000
Current liabilities			
Accounts payable	16	**577 290**	576 785
Bank overdrafts		**—**	236 000
		577 290	812 785
Total equity and liabilities		**16 985 381**	15 676 829
Net asset value per ordinary share (cents)		**1 282**	1 288

Prior year figures have been restated to reflect the effects of the transition to IFRS. For detail refer to note 26.

Statement of changes in equity for the year ended 30 June 2006

	Ordinary share capital and premium (Note 13) R'000	Other reserves (Note 14) R'000	Retained earnings R'000	Total equity R'000
Balance at 30 June 2004*	**3 226 829**	**18 941**	**132 126**	**3 377 896**
Recognised income and expense	**—**	**35 650**	**11 452 515**	**11 488 165**
Profit for the year	—	—	11 452 515	11 452 515
Share-based payments	—	35 650	—	35 650
Transactions with shareholders	**(2 384)**	**—**	**(249 633)**	**(252 017)**
Dividends paid	—	—	(249 633)	(249 633)
Issue of share capital	(2 384)	—	—	(2 384)
Balance at 30 June 2005*	**3 224 445**	**54 591**	**11 335 008**	**14 614 044**
Recognised income and expense	**—**	**34 478**	**4 470**	**38 948**
Profit for the year	—	—	4 470	4 470
Share-based payments	—	34 478	—	34 478
Transactions with shareholders	**(173 899)**	**220 712**	**—**	**46 813**
Capital distribution	(340 409)	—	—	(340 409)
Issue of share capital	166 510	—	—	166 510
Convertible bond – equity portion	—	220 712	—	220 712
Balance at 30 June 2006	**3 050 546**	**309 781**	**11 339 478**	**14 699 805**

**Prior year figures have been restated to reflect the effects of the transition to IFRS. For detail refer to note 26.*

Cash flow statement for the year ended 30 June 2006

	Notes	2006 R'000	2005* R'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash utilised in operations	19	**(11 588)**	(12 678)
Dividends received		—	237 365
Interest received		**50 733**	27 113
Interest paid		**(50 486)**	(18 516)
Capital distribution and dividends paid		**(340 409)**	(249 487)
Taxation paid	20	**(4 290)**	(5 579)
Net cash outflow from operating activities		**(356 040)**	(21 782)
CASH FLOWS FROM INVESTING ACTIVITIES			
Net (increase)/decrease in investments and loans	21	**(530 518)**	29 108
Net cash outflow from investments in subsidiaries	22	**(745 008)**	(181 273)
Net cash outflow from investing activities		**(1 275 526)**	(152 165)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds on issue of ordinary share capital	23	**166 510**	(4)
Proceeds on issue of convertible bonds		**1 482 087**	—
(Decrease)/increase in bank overdrafts		**(236 000)**	236 000
Net increase in long-term liabilities		**200 000**	5 759
Net cash inflow from financing activities		**1 612 597**	241 755
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		**(18 969)**	67 808
Cash and cash equivalents at beginning of year		**68 312**	504
CASH AND CASH EQUIVALENTS AT END OF YEAR	24	**49 343**	68 312

**Prior year figures have been restated to reflect the effects of the transition to IFRS. For detail refer to note 26.*

Steinhoff International Holdings Limited is a South African registered company.

STATEMENT OF COMPLIANCE

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), the interpretations adopted by the International Accounting Standards Board ("IASB"), the International Financial Reporting Interpretations Committee ("IFRIC") of the IASB and the requirements of the South African Companies Act.

Adoption of IFRS

The company has adopted IFRS for the year ended 30 June 2006. These are the company's first financial statements prepared in compliance with IFRS and hence IFRS 1 – First-time Adoption of IFRS has been applied in preparing these financial statements. The company has adopted all applicable IFRS statements and interpretations issued or revised and effective up to the annual reporting date, 30 June 2006.

An explanation of how the transition to IFRS has affected the reported financial position and performance of the company is provided in note 26 of the annual financial statements.

BASIS OF PREPARATION

The annual financial statements are prepared in thousands of South African rands on the historical-cost basis except for certain financial instruments which are stated at amortised cost or fair value as appropriate.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that may affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision only affects that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 18.

The accounting policies set out below have been applied consistently to the periods presented in these financial statements and in preparing the opening IFRS balance sheet at 1 July 2004 for the purposes of transition to IFRS.

Property, plant and equipment

Owned assets

Property, plant and equipment are stated at cost to the company, less accumulated depreciation and impairment losses.

Where components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

The gain or loss on disposal or retirement of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in profit or loss.

Depreciation

Depreciation is recognised in the income statement on a straight-line basis at rates that will reduce the book values to estimated residual values over the estimated useful lives of the assets.

The depreciation methods, estimated useful lives and residual values, if not insignificant, are reassessed annually.

Impairment of assets

The carrying amounts of the company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognised in the income statement as capital items.

Calculation of recoverable amount

The recoverable amount of non-financial assets is the greater of an asset's fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversal of impairment losses

An impairment loss in respect of a held-to-maturity security or receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognised in profit or loss.

In respect of other assets, an impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined (net of depreciation or amortisation) had no impairment loss been recognised in previous years.

Cash and cash equivalents

Cash and cash equivalents are defined as cash and bank and short-term, highly liquid investments, including certain derivative financial instruments, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Bank overdrafts are only included where the company has a legal right of setoff due to cash management.

Share capital

Repurchase of issued shares

Repurchased shares are classified as treasury shares and presented as a deduction from total equity.

Dividends

Dividends received on treasury shares are eliminated on consolidation.

Share-based payment transactions

Equity settled

The fair value of share options and deferred delivery shares granted to employees is recognised as an employee expense or where services are rendered by employees of subsidiary companies it is recognised as an increase in the investment in the subsidiary company with a corresponding increase in equity. The fair value is measured at grant date and expensed over the period during which the employees are required to provide services in order to become unconditionally entitled to the equity instruments. The fair value of the instruments granted is measured using generally accepted valuation techniques, taking into account the terms and conditions upon which the instruments are granted. The amount recognised as an expense is adjusted to reflect the actual number of share options and deferred delivery shares that vest, except where forfeiture is only due to share prices not achieving the threshold for vesting. This accounting policy has been applied to all equity instruments granted after 7 November 2002 that had not yet vested at 1 January 2005. The fair value of share-based payments was not recognised under the company's previous accounting policies.

Cash settled

The fair value of the amount payable to employees in respect of share appreciation rights is recognised as an expense with a corresponding increase in liabilities. The fair value is initially measured at grant date and expensed over the period during which the employees are required to provide services in order to become unconditionally entitled to payment. The liability is remeasured at each balance sheet date to fair value and at settlement date. The fair value of the instruments granted is measured using generally accepted valuation techniques, taking into account the terms and conditions upon which the instruments are granted.

Convertible bonds

Bonds which are convertible to share capital, where the number of shares to be issued does not vary with changes in their fair value, are accounted for as compound financial instruments. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of the proceeds. The equity component of the convertible notes is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The interest expense recognised in the income statement is calculated using the effective-interest method.

Taxation

Current taxation

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement, except to the extent that it relates to items recognised directly in equity, in which case it is recognised directly in equity. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred taxation

Deferred tax is provided using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used in the computation of taxable income. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates and interest in joint ventures, except where the company is able to control the reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the company intends to settle its current tax assets and liabilities on a net basis.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset will be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Secondary taxation on companies and additional income taxes on distribution of dividends

Secondary taxation on companies ("STC") and other additional taxes arising from the distribution of dividends are recognised in the year dividends are declared. A deferred taxation asset is recognised on unutilised STC credits when it is probable that such unused STC credits will be utilised in the future.

Foreign currency transactions and balances

Transactions in currencies other than the functional currency of entities are initially recorded at the rates of exchange ruling on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are translated at the rates ruling on the balance sheet date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated at rates ruling at the dates the fair value was determined.

Revenue recognition

Interest

Interest is recognised on the time proportion basis, taking account of the principal debt outstanding and the effective rate over the period to maturity.

Rental income

Rental income is recognised in the income statement on a straight-line basis over the term of the lease.

Dividend income

Dividend income from investments is recognised when the right to receive payment has been established.

Management fees

Management fees are recognised when services are rendered.

Provisions

Provisions are recognised when the company has a present constructive or legal obligation as a result of a past event, and it is probable that it will result in an outflow of economic benefits that can be reasonably estimated.

If the effect is material, provisions are determined by discounting the expected future cash flows that reflect current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Interest in subsidiary companies

Interest in subsidiary companies is stated at cost less accumulated impairment losses.

Financial instruments

Financial assets and financial liabilities are recognised on the company's balance sheet when the company has become a party to contractual provisions of the instrument. Financial instruments are initially measured at fair value, including transactions costs. Subsequent to initial recognition, these instruments are measured as set out below.

Financial assets

The company's principal financial assets are investments and loans, accounts receivable, short-term loans, funds on call and deposit, and bank and cash balances.

Accounts receivable

Accounts receivable originated by the company are stated at their amortised cost less impairment losses. Appropriate allowances for estimated irrecoverable amounts are recognised in profit or loss when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

Funds on call and deposit, and bank and cash balances

Cash on hand is measured at fair value.

Deposits held on call, and investments in money market instruments, are classified as loans and receivables and carried at amortised cost.

Investments, loans and short-term loans

Financial instruments classified as held for trading are presented as current assets and are measured at fair value, with any resultant gain or loss recognised in the income statement.

Investments in securities are recognised on a trade-date basis and are initially measured at fair value, including transaction costs. At subsequent reporting dates, debt securities that the company has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost using the effective-interest rate method, less any impairment loss recognised to reflect irrecoverable amounts. The annual amortisation of any discount of premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investments other than held-to-maturity and held-for-trading debt securities are classified as available-for-sale investments and are measured at subsequent reporting dates at fair value.

For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, except for impairment losses and in the case of monetary items, foreign exchange gains or losses, which are recognised in the income statement. When these investments are disposed of, the cumulative gain or loss previously recognised in equity is included in the income statement as a capital item.

The company may elect upon initial recognition to designate certain interest-bearing loans at fair value through profit and loss when the rationale for such designation eliminates or substantially reduces an accounting mismatch from measuring related assets and liabilities and recognising gains and losses on them on different bases.

Financial liabilities

The company's principal financial liabilities are interest-bearing debt, accounts payable and bank borrowings.

Interest-bearing debt

Interest-bearing debt, including finance lease obligations, is initially recognised at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing debt is recognised at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective-interest basis.

The company may elect upon initial recognition to designate certain interest-bearing debt at fair value through profit and loss when the rationale for such designation eliminates or substantially reduces an accounting mismatch from measuring related assets and liabilities and recognising gains and losses on them on different bases.

Bank overdraft

Bank borrowings, consisting of interest-bearing bank loans and overdrafts, are recorded at the proceeds received, net of direct issue costs. Finance costs, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Accounts payable

Accounts payable are stated at amortised cost. Due to the short-term nature of the company's accounts payable, the cost approximates its fair value.

Equity instruments
Equity instruments are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments
The company uses derivative financial instruments to manage its risk associated with foreign currency and interest rate fluctuations relating to certain firm commitments and forecast transactions arising from operational, financing and investment activities.

Derivative financial instruments are initially recorded at cost and are remeasured to fair value at subsequent reporting dates.

Changes in the fair value of derivative financial instruments are recognised in profit and loss for the period as they arise. However, where derivatives qualify for hedge accounting (effective hedge of future cash flows), recognition of any resultant gain or loss depends on the nature of the item being hedged, are recognised directly in equity and the ineffective portion is recognised immediately in profit or loss.

The fair value of interest rate swaps is the estimated amount that the company would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet, being the present value of the quoted forward price.

Derivatives embedded in other financial instruments, or non-derivative host contracts; are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with gains or losses reported in profit and loss for the period.

Hedging
Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised in equity.

When the hedged firm commitment or forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the cumulative amount recognised in equity up to the transaction date is adjusted against the initial measurement of the asset or liability. For other cash flow hedges, the cumulative amount recognised in equity is recognised in the income statement in the period when the commitment or forecast transaction affects the income statement.

Where the hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative unrealised gain or loss remains in equity and is recognised in the income statement when the underlying transaction occurs. If the hedged transaction is no longer expected to occur, the cumulative unrealised gain or loss is immediately recognised in the income statement.

Where a derivative financial instrument is used to economically hedge the foreign exchange exposure of a recognised monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognised in the income statement.

Derecognition
Financial assets (or portion thereof) are derecognised when the company realises the rights to the benefits specified in the contract, the rights expire or the company surrenders or otherwise loses control of the contractual rights that comprise the financial asset. On derecognition, the difference between the carrying amount of the financial asset and proceeds receivable and any prior adjustment to reflect fair value that had been reported in equity are included in profit and loss for the period.

Financial liabilities (or a portion thereof) are derecognised when the obligation specified in the contract is discharged, cancelled or expires. On derecognition, the difference between the carrying amount of the financial liability, including related unamortised costs, and amount paid for it are included in profit and loss for the period.

Fair value methods and assumptions
The fair value of financial instruments traded in an organised financial market is measured at the applicable quoted prices.

The fair value of financial instruments not traded in an organised financial market is determined using a variety of methods and assumptions that are based on market conditions and risk existing at balance sheet date, including independent appraisals and discounted cash flow methods.

The carrying amounts of financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values due to the short-term trading cycle of these items.

Dividend reinvestments
Ordinary shares issued as a capitalisation dividend award are capitalised by applying the ratio that a cash dividend bears to the issue price of the shares to be issued to a shareholder's shareholding, on the dividend payment date.

		2006 R'000	2005 R'000
1.	**CAPITAL ITEMS**		
	Profit on disposal of subsidiaries		
	Steinhoff Africa Holdings (Proprietary) Limited	—	3 035 360
	Steinhoff Möbel Holdings Alpha GmbH (incorporated in Austria)	—	8 144 995
		—	11 180 355
2.	**OPERATING PROFIT**		
	Operating profit has been arrived at after taking the following items into account:		
2.1	Auditors' remuneration		
	Audit fees	**972**	501
2.2	Personnel expenses		
	Salaries and wages	**11 078**	—
2.3	Fees paid for services		
	Administrative	**1 665**	—
	Managerial	**9 414**	7 417
		11 079	7 417
2.4	Net foreign exchange gains		
	Foreign exchange on monetary items	**6 684**	15 889
2.5	Depreciation		
	Computer equipment	**1**	1
2.6	Directors' emoluments (included in personnel expenses)		
	Remuneration (note 27)		
	Paid by:		
	Company	**1 970**	2 281
	Subsidiary companies	**47 448**	34 817
		49 418	37 098
3.	**FINANCE COSTS**		
	Interest paid		
	Loans	**47 047**	9 252
	Bank overdrafts	**1 324**	2 330
	Group companies	**2 005**	2 227
	Puttable bond	—	4 690
	Other	**110**	17
		50 486	18 516
4.	**INCOME FROM INVESTMENTS**		
	Dividends received		
	Unlisted investments	—	238 626
	Interest received		
	Group companies	**50 486**	26 931
	Steinhoff International Share Trust	**235**	182
	Other	**12**	—
		50 733	265 739

		2006 R'000	2005 R'000
5.	**TAXATION**		
5.1	Taxation credit/(charge)		
	Current year		
	South African normal taxation	—	(2 479)
	South African deferred taxation	**2 933**	(1 377)
		2 933	(3 856)
	Adjustment to prior year's taxation		
	South African normal taxation	**(1 769)**	95
		1 164	(3 761)
5.2	Reconciliation of rate of taxation	**%**	%
	Standard rate of taxation	**29,00**	29,00
	Prior year adjustment	**53,51**	—
	Non-taxable income	**(124,66)**	(28,90)
	Unprovided temporary differences	**—**	(0,07)
	Disallowed expenditure	**2,27**	—
	Other	**4,67**	—
	Effective rate of taxation	**(35,21)**	0,03

		2006 Cents	2005 Cents
6.	**DISTRIBUTION TO SHAREHOLDERS**		
	The directors have resolved to declare a capital distribution from share premium payable on 13 November 2006 to those shareholders recorded in the books of the company at the close of business on 10 November 2006.	**37,5**	30,0

7. PROPERTY, PLANT AND EQUIPMENT

	Computer equipment R'000
Cost	
At 1 July 2005	27
At 30 June 2006	**27**
Accumulated depreciation	
At 1 July 2004	(24)
Depreciation charge	(1)
At 1 July 2005	(25)
Depreciation charge	(1)
Balance at 30 June 2006	**(26)**

	2006 R'000	2005 R'000
Net book value		
Computer equipment	**1**	2

Insurance

Property, plant and equipment are insured at approximate cost of replacement.

Useful lives

The estimated useful lives are reflected under judgements and estimates (note 18).

	2006 R'000	2005 R'000
8. INVESTMENT IN SUBSIDIARY COMPANIES		
Shares at cost	**11 215 245**	11 215 245
Loans to subsidiaries (note 25.2)	**4 993 212**	4 248 204
Share-based payments	**89 069**	54 591
	16 297 526	15 518 040

	Issued share capital	Effective shareholding %	Interest of holding company Shares at cost R'000	Net loans R'000	Total R'000
The company's principal subsidiary is:					
Steinhoff Investment Holdings Limited	R75 000	100	11 215 245	4 993 212	16 208 457
Share-based payments			—	—	89 069
			11 215 245	4 993 212	16 297 526

The intergroup loans bear interest as determined from time to time with reference to various market-related interest rates and repayment terms are determined on a continued basis.

The company has subordinated its loans owing by:

Steinhoff Europe AG (Austria), amount to €275 000 000.

Steinhoff Möbel Holdings Alpha GmbH (incorporated in Austria) amount to €56 328 000 until the senior debt owed by Steinhoff Europe to European banks has been unconditionally and irrevocably paid and discharged in full.

	2006 R'000	2005 R'000
9. INVESTMENTS AND LOANS		
Listed investments		
Steinhoff Investment Holdings Limited preference shares	**526 963**	—
Loan receivable		
Steinhoff International Share Trust	**41 278**	37 723
	568 241	37 723

The investment in Steinhoff Investment Holdings Limited comprises 4 801 177 variable rate, non-redeemable, non-participating preference shares and are classified as held-for-trading financial assets. It has consequently been stated at fair value, which equals the cost of R526 963 000.

The loan receivable from the Steinhoff International Share Trust is unsecured, interest free and repayable when employees exercise their share options.

No provision has been made against these loans as the amounts are considered recoverable.

	2006 R'000	2005 R'000
Non-current portion	**526 963**	—
Current portion	**41 278**	37 723
	568 241	37 723

	2006 R'000	2005 R'000
10. DEFERRED TAXATION (LIABILITY)/ASSET		
10.1 Deferred taxation movement		
Balance at beginning of year	**156**	1 533
Amounts charged directly in equity	**(97 466)**	—
Current year charge	**2 933**	(1 377)
	(94 377)	156
10.2 Deferred taxation balances		
Provision for taxation on temporary differences resulting from:		
SA normal tax rate (29%)		
Property, plant and equipment	**1**	—
Taxation losses	**5 027**	—
Convertible bonds	**(97 466)**	—
Other	**(1 939)**	—
Secondary taxation on companies (12,5%)	**—**	156
Total deferred taxation (liability)/asset	**(94 377)**	156

11. FINANCIAL INSTRUMENTS

11.1 Credit risk

Potential concentration of credit risk consists principally of short-term cash and cash-equivalent investments, accounts receivable and loans receivable. The company deposits short-term cash surpluses with major banks of high-quality credit standing. At 30 June 2006, the company did not consider there to be any significant concentration of credit risk which had not been adequately provided for. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the company management based on prior experience and the current economic environment.

11.2 Treasury risk

Senior executives meet regularly to analyse currency and interest rate exposures and re-evaluate treasury management strategies against revised economic forecasts.

11.3 Liquidity risk

The company continuously manages its liquidity risk, which is evidenced by its liquid resources and underutilised borrowing facilities.

11.4 Fair values

The company's financial instruments consist mainly of cash at bank and cash equivalents, investments, loans due to the company, accounts receivable, accounts and other payables and long- and short-term liabilities.

The estimated net fair values at which financial instruments are carried on the balance sheet at 30 June 2006 have been determined using available market information and appropriate valuation methodologies, but are not necessarily indicative of the amounts the company could realise in the normal course of business.

	2006 R'000	2005 R'000
12. ACCOUNTS RECEIVABLE		
Amounts due from subsidiary companies (note 25.2)	**66 287**	51 122
Other amounts due	**27**	3
	66 314	51 125

The directors consider that the carrying amount of accounts receivable approximate their fair value.

	2006 Number of shares	2005 Number of shares	2006 R'000	2005 R'000
13. SHARE CAPITAL AND PREMIUM				
13.1 Authorised ordinary shares				
Ordinary shares of 0,5 cents each	**2 000 000 000**	1 500 000 000	**10 000**	7 500
13.2 Issued ordinary shares				
Shares in issue at beginning of year	**1 134 695 535**	1 133 198 765	**5 673**	5 666
Shares issued during the year	**11 538 613**	1 496 770	**58**	7
In issue at end of year	**1 146 234 148**	1 134 695 535	**5 731**	5 673
13.3 Ordinary share premium				
Balance at beginning of year			**3 218 772**	3 221 162
Share premium arising on issue of shares			**166 568**	—
Share issue expenses			**(116)**	(2 390)
Capital distribution			**(340 409)**	—
Balance at year end			**3 044 815**	3 218 772
Total issued ordinary share capital and premium			**3 050 546**	3 224 445

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to cast one vote per share at the meetings of the company.

13.4 Unissued ordinary shares	2006	2005
Total unissued shares	**853 765 852**	365 304 465
Unissued shares	**500 000 000**	—
Reserved for bond holders	**54 744 526**	—
Shares under the control of the directors until the forthcoming annual general meeting	**200 409 947**	261 834 912
Shares reserved for Steinhoff International Share Trust	**98 611 379**	103 469 553

The directors are authorised, by resolution of the shareholders and until the forthcoming annual general meeting, to dispose of the unissued shares, subject to the listing requirements of the JSE Limited relating to a general authority of directors to issue shares for cash. This authorisation includes any future share issue in respect of the convertible bond which the company has issued on 30 June 2006 (refer to note 15).

13. SHARE CAPITAL AND PREMIUM *(continued)*

13.5 Share-based payments

Under the share incentive scheme, participants were granted rights during December 2003 and October 2004. These rights are to be acquired subject to meeting future performance vesting conditions. Vesting of options occurs in equal tranches over a three-year period commencing December 2006. Refer to the remuneration report for vesting conditions. It is noted that the performance hurdles in respect of the share incentive scheme was met and the rights will materialise in three annual tranches effective from 1 December 2006.

The Steinhoff International Holdings Limited share options granted before 7 November 2002 or vested before 1 January 2005 have not been accounted for under IFRS 2 – Share-based Payments ("IFRS 2") in accordance with the provision in IFRS 1 – First-time Adoption of IFRS ("IFRS 1") and IFRS 2.

The number of share options accounted for under IFRS 2 – Share-based Payments is as follows:

	Number of options	
	2006	2005
Outstanding at beginning of year	**37 022 506**	35 254 251
Granted during the period	**—**	2 023 473
Forfeited during the period	**—**	(255 218)
Outstanding at end of year	**37 022 506**	37 022 506
Exercisable at end of year	**—**	—

Share-based payment reserve accounted for under IFRS 2 – Share-based Payments is detailed below:	**R'000**	R'000
Opening balance: Share-based payment reserve	**54 591**	18 941
Subsidiary employee expenses: Unlocking of the scheme	**34 478**	35 650
Closing balance: Share-based payment reserve	**89 069**	54 591

Assumptions

The fair value of services received in return for share options granted is measured by reference to the fair value of the share options granted.The estimated fair value of the services received is measured based on the assumption that all vesting conditions are met and all employees remain in service. The pricing model used was the Black Schöles model. The volatility was estimated using the weekly Steinhoff International Holdings Limited closing share price over a rolling four year period.

Fair value of share options and assumptions:	
Fair value at measurement date	R3,60 – R3,80
Share price at grant date – December 2003	R7,02
Share price at grant date – October 2004	R8,61
Exercise price	R0,05
Expected volatility	31,00%
Dividend yield	2,50%
Risk-free interest rate	7,78%
Option life	5 years

13.6 Steinhoff International Share Trust

Terms of scheme

The share incentive scheme was approved at the annual general meeting on 6 December 1999 and 1 December 2003. Rights were allocated in terms of a deferred delivery scheme.

	Number of options	
	2006	2005
Steinhoff International Share Trust		
Outstanding at beginning of year	**14 489 959**	24 175 344
Forfeited during the period	**(734 116)**	(2 001 921)
Exercised during the period	**(4 219 078)**	(7 683 464)
Outstanding at the end of year	**9 536 765**	14 489 959

Refer to note 27 for directors' interest in Steinhoff International Share Trust Scheme.

	2006	2005	**2006**	2005
	Number of shares		**R'000**	R'000
13.7 Authorised preference share capital				
Variable rate non-cumulative, non-redeemable, non-participating, preference shares of 0,1 cents each	**1 000 000 000**	—	**1 000**	—

	Convertible and redeemable bond R'000	Share-based payment reserve R'000	Total R'000
14. RESERVES			
Balance at 30 June 2004	—	18 941	18 941
Share-based payments	—	35 650	35 650
Balance at 30 June 2005	—	54 591	54 591
Share-based payments	—	34 478	34 478
Convertible bond – equity component	318 178	—	318 178
Convertible bond – deferred taxation on equity component	(97 466)	—	(97 466)
Balance at 30 June 2006	**220 712**	**89 069**	**309 781**

	2006 R'000	2005 R'000
Distributable reserves	**11 339 478**	11 335 008
Other reserves	**309 781**	54 591
	11 649 259	11 389 599

Convertible and redeemable bond

This represents the equity component of the convertible and redeemable bond (refer to note 15).

Share-based payment reserve

This comprises the net fair value of equity instruments granted to employees under share schemes expensed.

Retained earnings

The accumulated distributable reserves, if declared as a cash dividend, would be subject to secondary taxation on companies.

	Interest rate	2006 R'000	2005 R'000
15. INTEREST-BEARING LOANS AND BORROWINGS			
15.1 Analysis of closing balance			
Unsecured financing			
Convertible bonds (debt portion)		**1 163 909**	—
Term loans		**450 000**	250 000
		1 613 909	250 000
Total non-current liabilities		**1 613 909**	250 000
Portion payable before 30 June 2007		**—**	—
Net non-current liabilities		**1 613 909**	250 000
15.2 Analysis of repayment			
Repayable within the next year and thereafter			
Next year		**—**	—
Within two to five years		**450 000**	250 000
Thereafter		**1 163 909**	—
		1 613 909	250 000
15.3 Loan details			
Convertible bond			
The bonds are convertible to 54,74 million ordinary shares of Steinhoff International Holdings Limited at R27,40 per ordinary share on 30 June 2013. The coupon rate is 5,7% per annum. Interest shall be paid semi-annually in arrears in equal instalments on 31 January and 31 July. The fair values of the liability component and the equity conversion component were determined at issuance of the bond.	5,70%	**1 163 909**	—
The fair value of the liability component was calculated using a market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity conversion component, is included in shareholders' equity in other reserves (note 14), net of deferred taxation.			
Calyon Corporate and Investment Bank	JIBAR + 1%	**450 000**	250 000
Term loan repayable at maturity date (30 June 2010) with interest payable quarterly.			
		1 613 909	250 000

	2006 R'000	2005 R'000
15. INTEREST-BEARING LOANS AND BORROWINGS *(continued)*		
15.4 Convertible bond		
Proceeds from issue of convertible notes	**1 500 000**	—
Transaction costs	**(17 913)**	—
Net proceeds	**1 482 087**	—
Amount classified as equity	**(220 087)**	—
Deferred taxation	**(97 466)**	—
	1 163 909	—
16. ACCOUNTS PAYABLE		
Accounts payable	**9 392**	3 584
Amounts due by subsidiary companies (note 25.2)	**567 898**	573 201
	577 290	576 785

Included in accounts payable are payroll and other accruals.

The directors consider that the carrying amount of accounts payable approximate their fair value.

17. COMMITMENTS AND CONTINGENCIES

17.1 Borrowing facilities

In terms of the articles of association, the borrowing powers of the company are unlimited.

17.2 Contingent liabilities

Unrestricted suretyship in favour of Standard Bank of South Africa for the banking facilities of Steinhoff group companies.

Senior unsecured guaranteed registered bonds of R1 000 million at 10,0% interest payable semi-annually in arrears on 28 February and 31 August of each year commencing on 28 February 2004, provided that the last date for such payment shall be on 28 February 2008. These bonds are unconditionally and irrevocably guaranteed, jointly and severally, by Steinhoff Africa Holdings (Proprietary) Limited and Steinhoff International Holdings Limited.

Guarantee by Steinhoff International Holdings in favour of FirstRand Bank Limited for the obligations of Steinhoff Africa Holdings (Proprietary) Limited promissory notes issued for the minimum licence fee obligation by Steinhoff Africa Holdings (Proprietary) Limited signed as co-principal debtor by Steinhoff International Holdings Limited and Steinhoff Manufacturing (Proprietary) Limited. Steinhoff International Holdings Limited and Steinhoff Manufacturing (Proprietary) Limited irrevocably and unconditionally guarantee in favour of FirstRand Bank Limited the performance of all Steinhoff Africa (Proprietary) Limited obligations under the Head of Agreement, the Licence Agreement, the Sale Agreement and the Put Agreement.

Details regarding subordinated loans owing by subsidiaries are disclosed in note 8.

18. JUDGEMENTS AND ESTIMATES

Judgements and estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities during the next financial year are discussed below.

Useful lives and residual values

The estimated useful lives for property, plant and equipment are:

Computer equipment and software: 4 years

The estimated useful lives and residual values are reviewed annually taking cognisance of the forecasted commercial and economic realities and through benchmarking of accounting treatments in the specific industries where these assets are used.

Impairment of assets

An impairment at a cash-generating unit level for property, plant and equipment, as well as individual assessments of financial assets, is performed at each reporting period. Individual assessment of property, plant and equipment is performed annually based on the technical, economic and business circumstances.

Deferred taxation assets

Deferred taxation assets are recognised to the extent that it is probable that taxable income will be available in the future against which these can be utilised. Future taxable profits are estimates based on business plans which include estimates and assumptions regarding economic growth, interest, inflation, taxation rates and competitive forces.

Valuation of equity compensation benefits

Management classifies its share-based payment scheme as an equity-settled scheme based on the assessment of its role and that of the employees and brokerage firm in the transaction. In applying its judgement, management consulted with external expert advisors in the accounting and share-based payment advisory industry. The critical assumptions as used in the valuation model are detailed in the notes to the annual financial statements.

Contingent liabilities

Management applies its judgement to patterns and advice received from its attorneys, advocates and other advisors in assessing if an obligation is probable, more likely than not, or remote. This judgement application is used to determine if the obligation is recognised as a liability or disclosed as a contingent liability.

	2006 R'000	2005 R'000
19. CASH UTILISED IN OPERATIONS		
Profit before taxation	**3 306**	11 456 276
Adjusted for:		
Depreciation of property, plant and equipment	**1**	1
Investment income	**(50 733)**	(265 739)
Finance costs	**50 486**	18 516
Net profit on disposal of subsidiaries	**—**	(11 180 355)
Cash generated before working capital changes	**3 060**	28 699
Working capital changes		
Increase in accounts receivable	**(15 189)**	(35 183)
Increase/(decrease) in accounts payable	**505**	(6 270)
Decrease in VAT receivable	**36**	76
Net changes in working capital	**(14 648)**	(41 377)
Cash utilised in operations	**(11 588)**	(12 678)
20. TAXATION PAID		
Taxation receivable/(payable) at beginning of year	**1 396**	(1 799)
Current taxation expense per income statement	**(1 769)**	(2 384)
Taxation receivable at end of year	**(3 917)**	(1 396)
Net taxation paid	**(4 290)**	(5 579)
21. NET (INCREASE)/DECREASE IN INVESTMENTS AND LOANS		
(Increase)/decrease in loans receivable	**(3 555)**	27 840
Increase in investment	**(526 963)**	—
Shares issued on Steinhoff International Share Trust loan account	**—**	7
Distribution from Steinhoff International Share Trust not yet received	**—**	1 261
	(530 518)	29 108
22. INVESTMENT IN SUBSIDIARIES		
Increase in loans to subsidiary companies	**(745 008)**	(181 273)
23. PROCEEDS ON ISSUE OF SHARE CAPITAL		
Share capital and share premium issued	**166 626**	—
Issue expenses paid	**(116)**	(4)
Cash proceeds on issue of share capital	**166 510**	(4)

24. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and balances with banks as well as near-cash instruments. Bank overdrafts are only included where the company has a legal right of set-off due to cash management arrangements. Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

	2006 R'000	2005 R'000
Funds on call and deposits	**21 115**	—
Bank balances and cash	**28 228**	68 312
	49 343	68 312

25. RELATED-PARTY TRANSACTIONS

Related-party relationships exist between shareholders, subsidiaries, joint venture companies, associate companies within the group and its company's directors and group key management personnel.

These transactions are concluded at arm's length in the normal course of business and include transactions as a result of the group-wide treasury management of foreign currency movements. All material intragroup transactions are eliminated on consolidation.

25.1 Significant subsidiaries

	Country of incorporation	Ownership 2006	Ownership 2005
Steinhoff Investment Holdings Limited	South Africa	**100%**	100%

25.2 Trading transactions

The following is a summary of transactions with subsidiary companies during the year and balances at year-end.

	2006 R'000	2005 R'000
Investment in subsidiary companies		
Loans receivable from/(payable to)		
Steinhoff Investment Holdings (Proprietary) Limited	**109 431**	249 439
Steinhoff Africa Holdings (Proprietary) Limited	**1 908 289**	1 150 618
Steinhoff Möbel Holdings Alpha GmbH (incorporated in Austria)	**3 068 779**	2 943 980
Gommagomma Furniture (Proprietary) Limited	**(98 951)**	(101 497)
Steinhoff Timber Industries (Proprietary) Limited	**3 954**	3 954
House of York (Proprietary) Limited	**1 710**	1 710
	4 993 212	4 248 204
Accounts receivable		
Steinhoff Möbel Holdings Alpha GmbH (incorporated in Austria)	**57 568**	50 883
Steinhoff At Work (Proprietary) Limited	**8 719**	—
Unitrans Limited	**—**	239
	66 287	51 122
Accounts payable		
Steinhoff Möbel Holdings Alpha GmbH (incorporated in Austria)	**567 817**	573 172
Steinhoff At Work (Proprietary) Limited	**81**	29
	567 898	573 201
Short-term loan receivable		
Steinhoff International Share Trust	**41 278**	37 723
Management fee received		
Steinhoff At Work (Proprietary) Limited	**8 719**	4 955
Unitrans Limited	**—**	210
	8 719	5 165
Management fee paid		
Steinhoff Africa Holdings (Proprietary) Limited	**8 818**	7 272
Unitrans Limited	**—**	95
	8 818	7 367
Interest received		
Steinhoff Investment Holdings (Proprietary) Limited	**12 721**	—
Steinhoff Africa Holdings (Proprietary) Limited	**25 684**	11 536
Steinhoff Möbel Holdings Alpha GmbH (incorporated in Austria)	**12 081**	15 395
Steinhoff International Share Trust	**235**	182
	50 721	27 113
Interest paid		
Steinhoff Möbel Holdings Alpha GmbH (incorporated in Austria)	**2 005**	2 227
Dividends received		
Steinhoff Africa Holdings (Proprietary) Limited	**—**	237 365
Steinhoff International Share Trust	**—**	1 261
	—	238 626

	2006 R'000	2005 R'000

25. RELATED-PARTY TRANSACTIONS *(continued)*

25.3 Directors

Details relating to directors' emoluments, shareholding in the company and interest of directors and officers are disclosed in the directors' report and note 27.

25.4 Key management personnel

Key management personnel are defined as directors of the company and its principal subsidiary companies reflected in note 27, as well as top executive management members.

	2006 R'000	2005 R'000
Key management personnel compensation		
Short-term employee benefits	**77 600**	57 491
Long-term employee benefits	**—**	—
Post-employment benefits	**—**	—
Share-based payments	**18 604**	18 604
	96 204	76 095

25.5 Shareholders

The principal shareholders of the company are detailed in the analysis of shareholders in the annual report.

Directors' shareholdings are detailed in the directors' and remuneration reports.

All directors and officers of the company have disclosed all material interest in contracts of significance with the company or any of its subsidiaries, which could have resulted in a conflict of interest. During the year under review, contracts were concluded with:

- Mayfair Speculators (Proprietary) Limited (Mayfair) (of which MJ Jooste is a director) placed funds on a call account with group companies in previous years. At year-end, all deposits were repaid. During the year, interest in the amount of approximately R nil (2005: R1,7 million) was paid to Mayfair in respect of these deposits.
- BCM Holdings (Proprietary) Limited (BCM) (of which CE Daun is a director) and its subsidiary and associate companies provided springs and bedding components to various group companies totalling approximately R82,6 million (2005: R69 million).
- At 30 June 2005, the group had an investment in A ordinary shares in BCM amounting to R52 million (2005: R52 million). In terms of the dividend formula relating to the shares, an amount of R6,0 million (2005: R9,8 million) has been accrued and remains outstanding at 30 June 2006 (2005: R9,8 million).
- Hoffman Attorneys (of which SJ Grobler is a partner) provided legal services to group companies in the amount of approximately R1,5 million (2005: R1,3 million).
- PSG Capital Limited and associated companies (of which JM Mouton is a director) (a subsidiary of PSG Group Limited, of which JM Mouton, MJ Jooste and BE Steinhoff are directors) acted as sponsor and advisor to the group, as well as to Unitrans Limited, in respect of which fees were paid totalling approximately R2,0 million (2005: R6,3 million).
- Steinhoff Africa Holdings (Proprietary) Limited (Steinhoff Africa) acquired 88,76 million shares in KAP International Holdings Limited (KAP) (of which CE Daun is the chairman). Mr Daun is also the chairman and controlling shareholder of Daun & Cie AG (Daun & Cie). Steinhoff Africa held a pre-emptive right in respect of 37,1% of Daun & Cie's interest in KAP at 30 June 2006.

All the contracts were concluded in the normal course of business at terms no more favourable than to any third party.

26. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in the accounting policies these are the company's first financial statements prepared in accordance with International Financial Reporting Standards ("IFRS").

The accounting policies adopted under IFRS have been applied in preparing the financial statements for the year ended 30 June 2006, the comparative information for the year ended 30 June 2005, and the preparation of an opening IFRS balance sheet at 1 July 2004 (the company's date of transition).

In preparing its opening IFRS balance sheet, the company has adjusted amounts previously reported in financial statements prepared in accordance with its previous basis of accounting, South African Generally Accepted Accounting Practice ("SA GAAP").

An explanation of how the transition from SA GAAP to IFRS has affected the company's financial position and performance is set out in the following tables and notes. The cash flow statement was not affected by any of these adjustments.

	1 July 2004 R'000	30 June 2005 R'000
26.1 Reconciliation of equity		
Equity previously recognised under SA GAAP	3 358 965	14 559 460
Adjustment upon adoption of IFRS	18 931	54 584
Property, plant and equipment	(10)	(7)
Share-based payments	18 941	54 591
Equity reported under IFRS	3 377 896	14 614 044

26. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS *(continued)*

26.2 Reconciliation of profit

	2005 R'000
Profit for the year previously reported under SA GAAP	11 452 512
Adjustments upon adoption of IFRS	3
Property, plant and equipment	3
Share-based payments	—
Profit for the year reported under IFRS	11 452 515

26.3 Assets

	2005 R'000
Investment in subsidiaries previously reported under SA GAAP	15 463 449
Share-based payments	54 591
	15 518 040
Property, plant and equipment previously reported under SA GAAP	9
Depreciation adjustment	(7)
	2

26.4 Notes supporting the IFRS adjustments

26.4.1 *Property, plant and equipment*

IAS 16 – Property, plant and equipment ("IAS 16") differs in certain respects from the previous SA GAAP equivalent, AC 123 – Property, plant and equipment ("AC 123"), applied by the company until 30 June 2004.

IAS 16 states that an entity is required to measure the residual value of an item of property, plant and equipment as the amount the entity estimates it would receive currently for the asset if the asset was already of the age and in the condition expected at the end of its useful life. The company has previously, under SA GAAP, accounted for residual values based on the requirement of AC 123.

Where components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment. Residual values and useful lives of all assets are assessed annually. In addition, depreciation of an item of property, plant and equipment is to begin when it is available for use and ceases at the earlier of the date it is classified as held for sale or the date that it is derecognised.

The company has assessed the useful lives and residual values of all individual components of property, plant and equipment and adjusted the carrying values of some items at the date of transition accordingly.

The adjustments to the residual values and useful lives of certain items of property, plant and equipment and the corresponding change in their carrying values at 1 July 2004 has also impacted depreciation charges subsequent to 1 July 2004.

26.4.2 *Share-based payment transactions*

The fair value of share options under employee share incentive schemes and other equity instruments granted to company employees is recognised as an increase in the investment in the related subsidiary company where the services are rendered with a corresponding increase in equity. The fair value is measured at grant date and added to investments over the period during which the employee becomes unconditionally entitled to the equity instruments.

The fair value of the instruments granted is measured using generally accepted valuation techniques, taking into account the terms and conditions upon which the instruments are granted. The amount added to investments is adjusted to reflect the actual number of share options that vest, except where forfeiture is only due to market conditions not being met. This accounting policy has been applied to all equity instruments granted after 7 November 2002 that had not yet vested at 1 January 2005. The fair value of share-based payments was not recognised under the company's previous accounting policies.

27. REMUNERATION REPORT

27.1 Remuneration

Executive directors

	Basic salaries GBP'000	Basic salaries €'000	Basic salaries AU$'000	Basic salaries R'000	Total basic salaries R'000	Bonus R'000	Company contribution and expense allowance R'000	Deemed interest R'000	Total R'000
2006									
BE Steinhoff	—	909	—	—	7 108	—	—	—	**7 108**
MJ Jooste	—	827	—	—	6 469	3 000	445	—	**9 914**
KJ Grové	—	—	—	1 906	1 906	3 491	641	—	**6 038**
FJ Nel	—	50	—	968	1 359	1 500	150	—	**3 009**
DM van der Merwe	—	—	—	2 778	2 778	3 000	402	—	**6 180**
JHN van der Merwe	—	530	—	—	4 148	3 000	202	—	**7 350**
RH Walker	—	—	156	—	738	—	19	—	**757**
I Topping	196	—	—	—	2 258	3 248	178	—	**5 684**
	196	2 316	156	5 652	26 764	17 239	2 037	—	**46 040**
2005									
BE Steinhoff	—	840	—	—	6 644	—	—	—	6 644
MJ Jooste	—	750	—	—	5 935	2 000	427	—	8 362
KJ Grové	—	—	—	1 806	1 806	1 500	568	116	3 990
FJ Nel	—	40	—	801	1 118	650	130	—	1 898
DM van der Merwe	—	—	—	2 624	2 624	2 000	376	—	5 000
JHN van der Merwe	—	382	—	—	3 019	2 000	163	—	5 182
RH Walker	—	—	477	—	2 262	—	55	—	2 317
	—	2 012	477	5 231	23 408	8 150	1 719	116	33 393

Non-executive directors

	Fees as director R'000	Fees for services R'000	Total R'000
2006			
DE Ackerman	375	—	**375**
CE Daun*	225	—	**225**
JNS du Plessis~	90	—	**90**
D Konar	445	—	**445**
JF Mouton*	300	—	**300**
FA Sonn	295	—	**295**
NW Steinhoff	240	—	**240**
NW Steinhoff (Pension as from 1 July 2004, €180 000)	1 408	—	**1 408**
	3 378	—	**3 378**
2005			
DE Ackerman	260	—	260
CE Daun*	145	—	145
JNS du Plessis	251	—	251
KJ Grové*#	145	—	145
D Konar	290	650	940
JF Mouton*	200	—	200
FA Sonn	195	—	195
NW Steinhoff	145	—	145
NW Steinhoff (Pension as from 1 July 2004, €180 000)	1 424	—	1 424
	3 055	650	3 705

**Paid to various entities as management fees*
#Became an executive director during 2005
~Became alternate director during 2006

	2006 R'000	2005 R'000
Remuneration		
Paid by:		
– Company	**1 970**	2 281
– Subsidiary companies	**47 448**	34 817
	49 418	37 098

27. REMUNERATION REPORT *(continued)*

27.2 Share rights

In terms of the share incentive scheme approved at a general meeting and implemented on and since listing the company in 1998, rights were allocated in terms of a deferred delivery scheme. The deferred delivery date is three years from the offer date, maturing at 20% per annum.

	Offer date	Number of rights as at 30 June 2005	Number of rights exercised during the year	Number of rights as at 30 June 2006	Purchase price (cents)	Sold	Exercise date	Market price
Executive directors								
BE Steinhoff	July 2000 – June 2001	179 700	(58 580)	121 120	540	—	25/10/2005	1 751
	July 2001 – June 2002	41 040	(9 360)	31 680	528	—	25/10/2005	1 751
		220 740	**(67 940)**	**152 800**				
MJ Jooste	July 2000 – June 2001	179 700	(58 580)	121 120	540	—	25/10/2005	1 751
	July 2001 – June 2002	41 040	(9 360)	31 680	528	—	25/10/2005	1 751
	December 2003	4 586 758	—	4 586 758	0,50	—	—	—
		4 807 498	**(67 940)**	**4 739 558**				
KJ Grové	July 2000 – June 2001	175 940	(57 460)	118 480	540	—	25/10/2005	1 751
	July 2001 – June 2002	41 040	(9 360)	31 680	528	—	25/10/2005	1 751
		216 980	**(66 820)**	**150 160**				
FJ Nel	July 2000 – June 2001	135 000	(43 800)	91 200	540	—	25/10/2005	1 751
	July 2001 – June 2002	36 480	(8 320)	28 160	528	—	25/10/2005	1 751
	December 2003	940 905	—	940 905	0,50	—	—	—
		1 112 385	**(52 120)**	**1 060 265**				
DM van der Merwe	July 2000 – June 2001	179 700	(58 580)	121 120	540	—	25/10/2005	1 751
	July 2001 – June 2002	41 040	(9 360)	31 680	528	—	25/10/2005	1 751
	December 2003	1 902 588	—	1 902 588	0,50	—	—	—
		2 123 328	**(67 940)**	**2 055 388**				
JHN van der Merwe	July 2000 – June 2001	135 000	(43 800)	91 200	540	—	25/10/2005	1 751
	July 2001 – June 2002	36 480	(8 320)	28 160	528	—	25/10/2005	1 751
	December 2003	2 195 091	—	2 195 091	0,50	—	—	—
		2 366 571	**(52 120)**	**2 314 451**				
Total		**10 847 502**	**(374 880)**	**10 472 622**				

The share rights relating to December 2003 relate to the scheme described below. At the annual general meeting on 1 December 2003, a new share incentive scheme was approved and implemented. These rights were allocated at a nominal value of 0,5 cents and will mature in 1/3 (one third) tranches per annum from the third anniversary of the effective date, provided the following performance criteria have been achieved:

a) effective date; and

b) the volume weighted average traded share price of the company over the 30 trading days immediately preceding the date of measurement (the measurement date) to exceed the result of the following formula, [{(a-b)/b}+1]xc, where

a = the INDI25 at the measurement date

b = the INDI25 at the effective date

c = the volume weighted average traded share price of the company for the 30 trading days immediately preceding the effective date.

In the event of the criteria not being satisfied by the third anniversary of the effective date, the rights will be extended to the following years on a cumulative basis, provided however that if both the criteria are not met by the end of the financial year in which the fifth anniversary of the effective date occurs, all rights will lapse and neither the shares (nor any of them) nor any amount will be due to any participant.

It is noted that the performance hurdles in respect of the share incentive scheme was met and the rights will materialise in three annual tranches effective from 1 December 2006.

The options awarded in December 2003 form part of the share-based payment scheme and the options prior to this date relate to the Steinhoff International Share Trust scheme. For detail on both schemes refer note 13.5 and 13.6.

27. REMUNERATION REPORT *(continued)*

27.2 Share rights *(continued)*

Non-executive directors

	Offer date	Number of rights as at 30 June 2005	Number of rights exercised during the year	Number of rights as at 30 June 2006	Purchase price (cents)	Sold	Exercise date	Sale/ market price (cents)
DE Ackerman	July 2000 – June 2001	179 700	(58 580)	121 120	540	13 720	25/10/2005	1 751
	July 2001 – June 2002	41 040	(9 360)	31 680	528	9 360	25/10/2005	1 751
		220 740	**(67 940)**	**152 800**				
CE Daun	July 2000 – June 2001	179 700	(58 580)	121 120	540	—	25/10/2005	1 751
	July 2001 – June 2002	41 040	(8 640)	32 400	528	—	25/10/2005	1 751
		220 740	**(67 220)**	**153 520**				
D Konar	July 2000 – June 2001	179 040	(57 920)	121 120	540	—	25/10/2005	1 751
	July 2001 – June 2002	41 040	(9 360)	31 680	528	—	25/10/2005	1 751
		220 080	**(67 280)**	**152 800**				
NW Steinhoff	July 2000 – June 2001	179 760	(58 560)	121 200	540	12 060	25/10/2005	1 751
	July 2001 – June 2002	41 040	(9 360)	31 680	528	9 360	25/10/2005	1 751
		220 800	**(67 920)**	**152 880**				
Total		**882 360**	**(270 360)**	**612 000**				

The deferred delivery date is three years from the above offer date, maturing at 20% per annum.

27.3 Interest in share capital

Executive directors	Direct interest		Indirect interest		
2006	**Beneficial**	**Non-beneficial**	**Beneficial**	**Non-beneficial**	**Total**
BE Steinhoff	183 646	—	157 476 117	—	**157 659 763**
MJ Jooste	—	—	6 902 745	—	**6 902 745**
KJ Grové	—	—	176 040	—	**176 040**
FJ Nel	26 698	—	1 794 503	—	**1 821 201**
DM van der Merwe	—	—	2 490 940	—	**2 490 940**
JHN van der Merwe	1 120	—	2 477 120	—	**2 478 240**
I Topping	40 000	—	—	—	**40 000**
	251 464	—	171 317 465	—	**171 568 929**
2005					
BE Steinhoff	115 706	—	161 901 117	—	162 016 823
MJ Jooste	—	—	11 259 805	—	11 259 805
KJ Grové	—	—	109 420	—	109 420
FJ Nel	226 698	—	3 218 129	—	3 444 827
DM van der Merwe	—	—	4 708 750	—	4 708 750
JHN van der Merwe	101 120	—	4 666 250	—	4 767 370
RH Walker	29 250	—	—	—	29 250
	472 774	—	185 863 471	—	186 336 245

27. REMUNERATION REPORT *(continued)*

27.3 Interest in share capital *(continued)*

	Direct interest		Indirect interest		
	Beneficial	Non-beneficial	Beneficial	Non-beneficial	Total
Non-executive directors					
2006					
DE Ackerman	202 135	—	—	—	**202 135**
CE Daun	—	—	703 957	—	**703 957**
D Konar	251 215	—	—	—	**251 215**
JF Mouton	—	—	2 000 000	—	**2 000 000**
FA Sonn	—	—	40 000	—	**40 000**
NW Steinhoff	750 183	—	—	—	**750 183**
	1 203 533	—	2 743 957	—	**3 947 490**
2005					
DE Ackerman	182 275	—	—	—	182 275
CE Daun	—	—	636 737	—	636 737
JNS du Plessis	—	—	200 000	—	200 000
D Konar	183 935	—	—	—	183 935
JF Mouton	—	—	2 000 000	—	2 000 000
FA Sonn	—	—	40 000	—	40 000
NW Steinhoff	703 683	—	—	—	703 683
	1 069 893	—	2 876 737	—	3 946 630

	Direct interest		Indirect interest		
2006	Beneficial	Non-beneficial	Beneficial	Non-beneficial	Total
Alternate directors and officers					
2006					
JNS du Plessis	—	—	—	—	—
HJK Ferreira	3 000	—	1 567 000	—	**1 570 000**
SJ Grobler	—	—	1 844 826	—	**1 844 826**
	3 000	—	3 411 826	—	**3 414 826**
2005					
SJ Grobler	—	—	3 269 906	—	3 269 906
	—	—	3 269 906	—	3 269 906

28. NEW ACCOUNTING PRONOUNCEMENTS

At the date of authorisation of these financial statements, there are Standards and Interpretations in issue but not yet effective. These include the following Standards and Interpretations that are applicable to the business of the entity and may have an impact on future financial statements:

	Effective date – annual periods commencing on or after:
• IFRS 7 – Financial Instruments: Disclosures (including amendments to IAS 1 – Presentation of Financial Instruments: Capital Disclosures)	1 January 2007
• IAS 19 amendment – Employee Benefits	1 January 2006
• IAS 21 amendment – The Effect of Changes in Foreign Exchange Rates – Net investment in a foreign operation	1 January 2006
• IAS 39 amendment – Financial Instruments: Recognition and Measurement – Cash flow hedge accounting of forecast intragroup transactions	1 January 2006
• IAS 39 amendment – Financial Instruments: Recognition and Measurement – Fair value option	1 January 2006
• IAS 39 amendment – Financial Instruments and IFRS 4 – Insurance contracts: Recognition and Measurement – Financial guarantee contracts	1 January 2006
• IFRIC 4 – Determining whether an Arrangement contains a Lease	1 January 2006
• IFRIC 7 – Applying the Restatement Approach under IAS 29 – Financial Reporting in Hyperinflationary Economies	1 March 2006
• IFRIC 8 – Scope of IFRS 2	1 May 2006
• AC 503 – Accounting for Black Economic Empowerment ("BEE") transactions	1 May 2006
• IFRIC 9 – Reassessment of Embedded Derivatives	1 June 2006

28.1 IFRS 7

In August 2005, the IASB issued IFRS 7 – Financial Instruments: Disclosures ("IFRS 7"). The Standard adds certain new disclosures about financial instruments to those currently required by IAS 32 – Financial Instruments: Disclosure and Presentation ("IAS 32"). The Standard replaces the disclosures currently required by IAS 30 – Disclosures in the Financial Statements of Banks and Similar Financial Institutions ("IAS 30"). The Standard therefore groups all financial instruments' disclosures together in a new Standard.

28.2 IAS 19

In December 2004, the IASB revised certain aspects of IAS 19 – Employee Benefits. The revisions to the Standard made available an additional option or the recognition of actuarial gains and losses on post-employment defined-benefit plans. Actuarial gains and losses on post-employment defined-benefit plans may be recognised directly in equity when they arise. The revised Standard is effective for the group's 2007 financial year. The group has decided to early adopt this amendment.

28.3 IAS 21

In terms of the amendment to IAS 21 (AC 112), exchange differences arising from the translation of a monetary item that is denominated in any currency (and not just the functional currency of the reporting entity or the foreign operation which receives the loan) should be recognised in equity in the consolidated financial statements when the monetary item is part of the entity's net investment in that foreign operation. This requirement now applies irrespective of the currency of the monetary item and whether the monetary item results from a transaction of the foreign operation with the reporting entity or any of its subsidiaries. The amendment to IAS 21 (AC 112) will be adopted by the group for the first time for the year ended 30 June 2007.

28.4 IAS 39

In April 2005, the IASB issued amendments to IAS 39 – Financial Instruments: Recognition and Measurement. These amendments deal with cash flow hedges of forecast intragroup transactions and will be effective for annual periods commencing after 1 January 2006. Earlier application is encouraged.

The amendments permit the foreign currency risk of a highly probable intragroup forecast transaction to qualify as the hedged item in a cash flow hedge in the consolidated financial statements, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect the consolidated financial statements. The amendment also specifies that if the hedge of a forecast intragroup transaction qualifies for hedge accounting, any gain or loss that is recognised directly in equity in accordance with the hedge accounting rules in IAS 39 must be reclassified into profit or loss in the same period or periods during which the foreign currency risk of the hedged transaction affects consolidated profit or loss. The group will adopt the amendments to IAS 39 in its 2007 financial year and does not believe that the amendments will have any effect.

In June 2005, the IASB issued amendments to IAS 39 to restrict the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit and loss ("the fair value option"). The revisions limit the use of the fair value option to those financial instruments that meet certain conditions. The amendment is effective 1 January 2006, with earlier application encouraged. The group will adopt the amendments to IAS 39 in its 2007 financial year. The group already complies with the conditions set out in the amendment, and believes that the amendment will have no further effect.

August 2005, the IASB issued amendments to IAS 39 that amended the scope of IAS 39 to include financial guarantee contracts issued by the group. However, if an issuer of financial guarantee contracts has previously explicitly asserted that it regards such contracts as insurance contracts and has applied accounting applicable to insurance contracts, the issuer may elect to apply either IAS 39 or IFRS 4 – Insurance Contracts to such financial guarantee contracts. The issuer may make that election contract by contract, but the election for each contract is irrevocable. The amendments address the treatment of financial guarantee contracts by the issuer. They do not address their treatment by the holder. Accounting by the holder is excluded from the scope of IAS 39 and IFRS 4 (unless the contract is a reinsurance contract). The amendments to IAS 39 and IFRS 4 are effective for annual periods beginning on or after 1 January 2006, with earlier application encouraged. The group will adopt the amendments to IAS 39 in its 2007 financial year. The impact that application of the new Standard will have on the group is currently being evaluated.

28.5 IFRIC 4

In December 2004, the IASB issued IFRIC 4 – Determining Whether an Arrangement Contains a Lease ("IFRIC 4"), which will be effective for the group's 2007 financial year. This Interpretation prescribes that where the entity enters into an arrangement that depends on the use of a specific asset and conveys the right to control this specific asset, this arrangement should be treated as a lease under IAS 17 – Leases ("IAS 17"). The arrangements that are in substance leases, should be assessed against the criteria included in IAS 17 to determine if the arrangements should be accounted for as finance leases or operating leases. The transitional provisions require the group to assess all existing arrangements at the beginning of the comparative period of the first period in which the Interpretation is adopted. The assessment should be performed based on the information available at the adoption date. The group will adopt IFRIC 4 in its 2007 financial year and is currently evaluating the effects of the Interpretation. The existing accounting policies applicable to operating and finance leases will not change. The policies will be applied to arrangements falling within the scope of IFRIC 4.

28.6 IFRIC 7

In November 2005, the IASB issued IFRIC 7 – Applying the Restatement Approach under IAS 29 – Financial Reporting in Hyperinflationary Economies ("IFRIC 7"). The interpretation is effective for annual periods beginning on or after 1 March 2006. IFRIC 7 contains guidance on how an entity would restate its financial statements in the first year it identifies the existence of hyperinflation in the economy of its functional currency. The group will adopt IFRIC 7 during the 2007 financial year and does not believe that the adoption of the Interpretation will have any effect.

28.7 IFRIC 8 and AC 503

In January 2006, the IASB issued IFRIC 8 – Scope of IFRS 2 ("IFRIC 8"). The Interpretation is effective for annual periods beginning on or after 1 May 2006. IFRIC 8 clarifies that IFRS 2 – Share-based Payment ("IFRS 2") applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. IFRIC 8 explains that if the identifiable consideration given appears to be less than the fair value of the equity instruments granted or liability incurred, this situation typically indicates that other consideration has been or will be received. The group has decided to early adopt these statements (refer to note 40.3.4).

28.8 IFRIC 9

In March 2006, the IASB issued IFRIC 9 – Reassessment of Embedded Derivatives ("IFRIC 9"). The Interpretation is effective for annual periods beginning on or after 1 June 2006. IAS 39 requires an entity, when it first becomes a party to a hybrid contract, to assess whether any embedded derivatives contained in the contract are required to be separated from the host contract and accounted for as if they were stand-alone derivatives.

IFRIC 9 addresses:

- Whether IAS 39 requires such an assessment to be made only when the entity first becomes a party to the hybrid contract, or whether the assessment be reconsidered throughout the life of the contract; and
- Whether a first-time adopter of IFRS should make its assessment on the basis of the conditions that existed when the entity first became a party to the contract, or those prevailing when the entity adopts IFRS for the first time.

The impact of the application of the new interpretation will have on the group is currently being evaluated.

The following Standards and Interpretations are not applicable to the business of the entity and will therefore have no impact on the future financial statements:

IFRS 6 – Exploration for and Evaluation of Mineral Resources Assets

IFRIC 5 – Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

IFRIC 6 – Liabilities arising from Participating in a Specific Market – Waste, Electrical and Electronic Equipment.